As filed with the Securities and Exchange Commission on October 26, 2009

Registration No. 333-161858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Google Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7370	77-0493581
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald Harrison, Esq.

Deputy General Counsel and Assistant Secretary

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David J. Segre, Esq. Robert T. Ishii, Esq. Jon C. Avina, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Tim Reusing, Esq. General Counsel, Executive Vice President, Corporate and Business Development On2 Technologies, Inc. 3 Corporate Drive, Suite 100 Clifton Park, NY 12065 (518) 348-0099	Alexander B. Johnson, Esq. Joseph G. Connolly, Jr., Esq. Hogan & Hartson LLP 875 Third Avenue New York, NY 10022 (212) 918-3000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 26, 2009

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear On2 Stockholder:

On August 5, 2009, On2 Technologies, Inc., referred to herein as On2, and Google Inc., referred to herein as Google, announced a business combination in which a direct, wholly owned subsidiary of Google will merge with and into On2, with On2 continuing as the surviving entity. If the merger is completed, each outstanding share of On2 Common Stock that you hold immediately prior to the merger will be converted into $0.60 worth of Google Class A Common Stock, referred to herein as the stock consideration, in addition to cash payable in lieu of any fractional shares, which together with the stock consideration, we refer to as the merger consideration. The merger consideration represents a 58% premium above the closing price of $0.38 per share of On2 Common Stock on August 4, 2009, the last trading day immediately prior to the announcement of the merger.

As described below, the fraction of a share of Google Class A Common Stock to be issued for each share of On2 Common Stock will be equal to the exchange ratio which will be calculated by dividing $0.60 by the trading price, which is the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the 20 trading days immediately up to and including the second trading day prior to the date of the special meeting at which the On2 stockholders will be able to vote on the merger proposal. However, no fractional shares of Google Class A Common Stock will be issued in connection with the merger. Instead, each On2 stockholder otherwise entitled to a fraction of a share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to such stockholder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the trading price. As a result, some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger. On2 and Google will promptly issue a joint press release disclosing the exchange ratio once it is calculated.

The market prices of both Google Class A Common Stock and On2 Common Stock will fluctuate before the stockholder meeting. You should obtain current stock price quotations for Google Class A Common Stock and On2 Common Stock. Google Class A Common Stock is quoted on The Nasdaq Global Select Market under the symbol “GOOG.” On2 Common Stock is quoted on the NYSE Amex under the symbol “ONT.” On [                    ], the last trading day before the distribution of this proxy statement/prospectus, the closing price of Google Class A Common Stock was $[            ] per share and the closing price of On2 Common Stock was $[            ] per share.

We cannot complete the merger unless On2’s stockholders adopt the merger agreement, referred to herein as the merger proposal. On2 will hold a special meeting of its stockholders to vote on the merger proposal at the Comfort Suites in Venetian Room I at 7 Northside Drive, Clifton Park, NY 12065, at [            ], local time, on [                    ], 2009. Your vote is important. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Failing to vote will have the same effect as voting against the merger proposal. You will also have an opportunity to vote to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the approval of the merger proposal, referred to herein as the adjournment proposal.

The On2 board of directors recommends that On2 stockholders vote “FOR” approval of the merger proposal and the adjournment proposal.

This proxy statement/prospectus describes the special meeting, the merger proposal, the adjournment proposal and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors” beginning on page 20, for a discussion of the risks relating to the merger proposal. You also can obtain information about Google and On2 from documents that each of us has filed with the Securities and Exchange Commission.

Sincerely,

/s/ Matthew Frost

Matthew Frost

Interim Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Google securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is [                    ], 2009, and it is first being mailed or otherwise delivered to On2 stockholders on or about [                    ], 2009.

On2 Technologies, Inc.

3 Corporate Drive, Suite 100

Clifton Park, NY 12065

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

[                    ], 2009

To the Stockholders of On2 Technologies, Inc.:

On2 Technologies, Inc. (“On2”) will hold a special meeting of stockholders at the Comfort Suites in Venetian Room I at 7 Northside Drive, Clifton Park, NY 12065 at [            ], local time, on [                    ], 2009 to consider and vote upon the following proposals:

1.	To adopt the Agreement and Plan of Merger, by and among Google Inc., Oxide Inc. and On2 Technologies, Inc., dated as of August 4, 2009 (the “merger proposal”); and

2.	If submitted to a vote, to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger proposal (the “adjournment proposal”).

The On2 board of directors has fixed the close of business on October 20, 2009 as the record date for determining which On2 stockholders are entitled to notice of the special meeting, referred to herein as the notice record date, and the close of business on [                    ], 2009 as the record date for determining which On2 stockholders are entitled to vote at the special meeting in person or by proxy, referred to herein as the voting record date. Only On2 stockholders of record at the time of the notice record date are entitled to notice of the special meeting, and only stockholders of record at the time of the voting record date are entitled to vote at the special meeting or any adjournment of the special meeting. If the special meeting is adjourned, notice of such adjournment will be sent to the stockholders of record on the notice record date and the voting record date. The holders of at least a majority of the shares of On2 Common Stock outstanding and entitled to vote thereon must vote in favor of approval of the merger proposal in order to adopt the merger proposal. In the event that a quorum is not present in person or represented by proxy at the special meeting, or for any other proper purpose described in On2’s bylaws, the chairman of the meeting may adjourn the meeting to another place, date or time. If a quorum is present in person or represented by proxy at the special meeting, approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. Regardless of when you submit your proxy, only those shares of On2 Common Stock held by you as of the voting record date will be voted in accordance with your instructions. If you hold stock in your name as a stockholder of record, please submit a proxy to have your shares voted at the special meeting by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card and following the recorded instructions or (iii) using the internet voting instructions on your proxy card. If you hold your stock in “street name” through a bank, broker or other nominee, please direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid additional solicitation costs. Any holder of record as of the voting record date of On2 Common Stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying proxy statement/prospectus.

The On2 board of directors has unanimously approved the merger proposal (with one director abstaining in light of an arrangement with one of On2’s financial advisors that is unrelated to the proposed merger) and recommends that On2 stockholders vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Sincerely,

/s/ Matthew Frost

Matthew Frost

Interim Chief Executive Officer

[                    ], 2009

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT A PROXY TO HAVE YOUR SHARES VOTED AT THE SPECIAL MEETING, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Google and On2 from documents that are not included in this proxy statement/prospectus. If you are an On2 stockholder of record as of the notice record date, you will not receive copies of the documents incorporated by reference herein, unless you request such documents from Google and On2, as described below. If you become an On2 stockholder of record between the notice record date and the voting record date and still hold your shares of On2 Common Stock as of the voting record date, the documents (excluding certain exhibits) incorporated by reference as of the voting record date will be delivered to you along with this proxy statement/prospectus. On2 stockholders may also obtain documents incorporated by reference in this proxy statement/prospectus, other than certain exhibits to those documents, or filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043 Attention: Investor Relations Telephone: (650) 253-0000	On2 Technologies, Inc. 3 Corporate Drive, Suite 100 Clifton Park, NY 12065 Attention: Investor Relations Telephone: (518) 348-0099

You will not be charged for any of these documents that you request. On2 stockholders requesting documents should do so by [                    ], 2009 (which is five business days prior to the date of the special meeting) to ensure that you receive them before the special meeting.

See “Where You Can Find More Information” on page 118.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement, as amended, on Form S-4 filed with the Securities and Exchange Commission, referred to herein as the SEC, by Google constitutes a prospectus of Google under Section 5 of the Securities Act of 1933, as amended, referred to herein as the Securities Act, with respect to the shares of Google Class A Common Stock to be issued to On2 stockholders in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of On2 stockholders to consider and vote upon the merger proposal and the adjournment proposal.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	Why am I receiving these materials?

A:	Google Inc., referred to herein as Google, has agreed to acquire On2 Technologies, Inc., referred to herein as On2, by means of a merger of On2 with a direct, wholly owned subsidiary of Google. Please see “The Merger” beginning on page 44 and “The Merger Agreement” beginning on page 85 for a description of the merger and the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

To complete the merger, among other conditions, On2 stockholders must vote to approve the merger proposal. On2 will hold a special meeting of stockholders to obtain this approval. You will also be given an opportunity to vote to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal, referred to herein as the adjournment proposal.

Q:	What will happen in the merger?

A:	Oxide Inc., a direct, wholly owned subsidiary of Google, will merge with and into On2, referred to herein as the merger, with On2 continuing as a direct, wholly owned subsidiary of Google. Upon completion of the merger, On2 Common Stock will cease trading on the NYSE Amex, and holders of On2 Common Stock will be entitled to receive the merger consideration for each outstanding share of On2 Common Stock held immediately prior to the merger.

Q:	What will On2 stockholders receive in the merger?

A:	In the merger, On2 stockholders are entitled to receive a fraction of a share of Google Class A Common Stock equal to the exchange ratio for each outstanding share of On2 Common Stock held by them, in addition to cash payable in lieu of any fractional shares, without interest. The exchange ratio will depend on the trading price of Google Class A Common Stock as described below.

The exchange ratio is equal to $0.60 divided by the trading price, which is the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the 20 trading days immediately up to and including the second trading day prior to the date of the special meeting, rounded to the nearest fourth decimal point.

Because no fractional shares of Google Class A Common Stock will be issued in connection with the merger, as a result of the formula used to calculate the exchange ratio, some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger.

For illustrative purposes only, if the trading price of Google Class A Common Stock were $550.00, a holder of 500 shares of On2 Common Stock would receive a cash payment of $302.50 in lieu of any fractional shares (i.e., 500 x ($0.60/$550.00) = 0.55 shares; 0.55 x $550.00 = $302.50).

If the trading price of Google Class A Common Stock were $550.00, a holder of 1,000 shares of On2 Common Stock would receive one share of Google Class A Common Stock (i.e., 1,000 x ($0.60/$550.00) = 1.1; 1.1 - 0.1 = 1.0 share) and a cash payment of $55.00 in lieu of any fractional shares (i.e., 0.1 x $550.00 = $55.00).

If the trading price of Google Class A Common Stock were $550.00, a holder of 5,000 shares of On2 Common Stock would receive five shares of Google Class A Common Stock (i.e., 5,000 x ($0.60/$550.00) = 5.5; 5.5 – 0.5 = 5.0 shares) and a cash payment of $275.00 in lieu of any fractional shares (i.e., 0.5 x $550.00 = $275.00).

Because of the effect of rounding in the exchange ratio calculation, a slight increase or decrease in the trading price, as defined, at certain values will impact the aggregate value of the shares and cash that an On2 stockholder receives in connection with the merger.

On October 20, 2009, the closing price of Google Class A Common Stock was $551.72. The following table illustrates different exchange ratios based on a range of potential trading prices (as defined in the merger agreement) and the effect on the resultant mix of stock and cash that a holder of 1,000 and 5,000 shares of On2 Common Stock would receive in connection with the merger:

	Example: Consideration Received by Holder of 1,000 shares of On2 Common Stock
Assumed Trading Price	$495.00	$500.00	$505.00	$510.00	$515.00	$520.00	$525.00	$530.00	$535.00	$540.00	$545.00
Exchange Ratio	0.0012	0.0012	0.0012	0.0012	0.0012	0.0012	0.0011	0.0011	0.0011	0.0011	0.0011
Google shares received	1	1	1	1	1	1	1	1	1	1	1
Cash payment received in lieu of fractional shares	$99.00	$100.00	$101.00	$102.00	$103.00	$104.00	$52.50	$53.00	$53.50	$54.00	$54.50
Total Consideration Value	$594.00	$600.00	$606.00	$612.00	$618.00	$624.00	$577.50	$583.00	$588.50	$594.00	$599.50

Assumed Trading Price	$550.00	$555.00	$560.00	$565.00	$570.00	$575.00	$580.00	$585.00	$590.00	$595.00	$600.00
Exchange Ratio	0.0011	0.0011	0.0011	0.0011	0.0011	0.0010	0.0010	0.0010	0.0010	0.0010	0.0010
Google shares received	1	1	1	1	1	1	1	1	1	1	1
Cash payment received in lieu of fractional shares	$55.00	$55.50	$56.00	$56.50	$57.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Consideration Value	$605.00	$610.50	$616.00	$621.50	$627.00	$575.00	$580.00	$585.00	$590.00	$595.00	$600.00

	Example: Consideration Received by Holder of 5,000 shares of On2 Common Stock
Assumed Trading Price	$495.00	$500.00	$505.00	$510.00	$515.00	$520.00	$525.00	$530.00	$535.00	$540.00	$545.00
Exchange Ratio	0.0012	0.0012	0.0012	0.0012	0.0012	0.0012	0.0011	0.0011	0.0011	0.0011	0.0011
Google shares received	6	6	6	6	6	6	5	5	5	5	5
Cash payment received in lieu of fractional shares	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$262.50	$265.00	$267.50	$270.00	$272.50
Total Consideration Value	$2,970.00	$3,000.00	$3,030.00	$3,060.00	$3,090.00	$3,120.00	$2,887.50	$2,915.00	$2,942.50	$2,970.00	$2,997.50

Assumed Trading Price	$550.00	$555.00	$560.00	$565.00	$570.00	$575.00	$580.00	$585.00	$590.00	$595.00	$600.00
Exchange Ratio	0.0011	0.0011	0.0011	0.0011	0.0011	0.0010	0.0010	0.0010	0.0010	0.0010	0.0010
Google shares received	5	5	5	5	5	5	5	5	5	5	5
Cash payment received in lieu of fractional shares	$275.00	$277.50	$280.00	$282.50	$285.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Consideration Value	$3,025.00	$3,052.50	$3,080.00	$3,107.50	$3,135.00	$2,875.00	$2,900.00	$2,925.00	$2,950.00	$2,975.00	$3,000.00

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please promptly submit a proxy to have your shares voted at the special meeting. If you hold stock in your name as a stockholder of record as of the voting record date, please have your shares voted by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card and following the recorded instructions or (iii) using the internet voting instructions on your proxy card. If you are a stockholder of record and are submitting a proxy by telephone or via the internet, your voting instructions must be received prior to the time the vote is taken at the special meeting. If you have internet access, we encourage you to submit a proxy via the internet.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee. Submitting your proxy card or directing your bank, broker or other nominee to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	Why has On2 set two record dates, a notice record date and a voting record date? How will the two record dates impact my ability to vote at the special meeting?

A:	On2 has elected to use a separate notice record date and voting record date as a means to partially address the issue of “empty voting,” that is, situations in which stockholders take positions in their stockholdings that divorce their voting power from their economic interest, which can result in voting behavior that disrupts the presumed tendency of stockholders to vote in a manner that maximizes their ownership interests in the company. Recent amendments to the General Corporation Law of the State of Delaware intended to address this issue now permit Delaware corporations to select both a notice record date for the purpose of giving notice of a meeting to stockholders owning shares on such date and a later voting record date, that is closer to the actual meeting date, for the purpose of determining which stockholders are entitled to vote at the meeting. By providing for a voting record date that is closer to the date of the special meeting than the notice record date, On2 and Google both believe that the votes cast at the special meeting of On2 stockholders will be more reflective of the On2 stockholder base at the time of the special meeting.

As such, only record holders of On2 Common Stock as of the notice record date will be entitled to notice of the special meeting and only holders of On2 Common Stock as of the voting record date, including holders who purchase shares of On2 Common Stock after the notice record date and are record holders on the voting record date, will be entitled to vote at the special meeting. Any holder of On2 Common Stock who initially purchases shares after the notice record date and who remains a record holder as of the voting record date will receive, in addition to a copy of this proxy statement/prospectus, a copy of all documents (excluding certain exhibits) that are listed under the caption “Where You Can Find More Information—Incorporation by Reference” and any other documents (excluding certain exhibits) that are filed with the SEC and incorporated by reference into this proxy statement/prospectus between the notice record date and the voting record date. On2 anticipates that this proxy statement/prospectus and other documents incorporated by reference will be distributed to additional holders identified as of the voting record date on or about [                    ], 2009.

Q:	If I am a stockholder of record and have received this proxy statement/prospectus and a proxy card because of my ownership of On2 Common Stock as of the notice record date, will I be required to submit a new, separate proxy card if I purchase or sell shares of On2 Common Stock within the same account between the notice record date and the voting record date?

A:

No. If you are a holder of record of On2 Common Stock as of the notice record date and you either purchase additional shares of On2 Common Stock or sell some of your shares of On2 Common Stock within the same account between the notice record date and the voting record date, you will not be required to submit, nor will you be furnished with, a new, separate proxy card. Rather, the number of shares of On2 Common Stock owned of record by you on the voting record date, which number of shares may be greater or less than the number of shares you owned as of the notice record date because you acquired additional shares or sold some of your shares within the same account, will be voted in accordance with your validly executed proxy. By executing the proxy, you will authorize the proxy holders to vote (i) all shares of On2 Common Stock owned by you as of the date of execution of the proxy, excluding any shares that you sell or transfer between the execution of the proxy and the voting record date and (ii) any shares that you acquire between execution of the proxy and the voting record date. Therefore, by executing the proxy, you are authorizing the proxy holders to vote the number of shares of On2 Common Stock owned by you as of the voting record date. As described in the preceding Question and Answer, only holders of On2 Common Stock who were not holders of record of On2 Common Stock as of the notice record date but who purchase shares after the notice record date and who continue to hold such shares of record as of the voting record date will receive a new proxy card, which will accompany a copy of this proxy statement/prospectus and all documents (excluding certain exhibits) listed under the caption “Where You Can Find More Information—Incorporation by Reference” and any other documents (excluding certain exhibits) that are filed with the SEC and incorporated by reference into this proxy statement/prospectus between the notice record date and the voting record date.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold the special meeting. In addition, your failure to vote, by proxy or in person, or failure to instruct your bank, broker or other nominee, will have the same effect as a vote against the merger proposal. The merger proposal must be approved by the holders of a majority of the outstanding shares of On2 Common Stock entitled to vote at the special meeting in person or by proxy. In the event that a quorum is not present in person or represented by proxy at the special meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a quorum is present in person or represented by proxy at the special meeting, approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote thereon. The On2 board of directors recommends that you vote to approve both the merger proposal and the adjournment proposal.

Q:	How many shares must be present or represented by proxy to conduct business at the special meeting?

A:	The quorum requirement for holding the special meeting and transacting business is that holders of a majority of the issued and outstanding shares of On2 Common Stock entitled to vote at the special meeting must be present in person or represented by proxy. Abstentions and broker non-votes, if any, will be counted for the purpose of determining whether a quorum is present.

Q:	What if I abstain from voting?

A:	If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger proposal and a vote against the adjournment proposal. This is because abstentions are treated as present and entitled to vote for purposes of determining the aggregate number of shares represented in person or by proxy at the special meeting, but do not count towards the affirmative votes required to approve the proposals.

Q:	If my shares of On2 Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:	No. Your bank, broker or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker or other nominee as to how to vote your shares, following the directions your bank, broker or other nominee provides to you. Please check the voting form provided by your bank, broker or other nominee.

Q:	What if I fail to instruct my broker on how to vote my shares?

A:	Under the rules of the NYSE Amex, brokers who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approving non-routine matters such as the merger proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to herein generally as “broker non-votes.” Broker non-votes, if any, will be counted for purposes of determining a quorum but will have the same effect as a vote against the merger proposal because approval of the merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of On2 Common Stock entitled to vote on the merger proposal. Because the adjournment proposal is also considered non-routine for purposes of the special meeting, a broker non-vote on the adjournment proposal will have the effect of neither a vote for nor a vote against the adjournment proposal, as approval of the adjournment proposal only requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting, and a broker non-vote is not treated as present in person or represented by proxy and entitled to vote at the special meeting.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All On2 stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of On2 Common Stock as of the voting record date can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you to be admitted. If you do not have proper proof of share ownership or proper photo identification, you will not be admitted to the special meeting.

Q:	Can I change my vote?

A:	Yes. If you are a holder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, changing your vote by telephone or the internet, delivering a written revocation letter to the On2 Corporate Secretary, or by attending the special meeting in person, notifying the Corporate Secretary and voting by ballot at the special meeting. The On2 Corporate Secretary’s mailing address is 3 Corporate Drive, Suite 100, Clifton Park, NY 12065.

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the On2 Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	If I am an On2 stockholder, should I send in my On2 stock certificates now?

A:	No. You should not send in your On2 stock certificates at this time. After the merger is completed, a bank or trust company, selected by Google to act as the exchange agent and reasonably acceptable to On2, will mail to holders of On2 Common Stock a transmittal form with instructions on how to exchange your On2 stock certificates for the merger consideration.

Q:	Is the merger subject to the approval of stockholders of Google?

A:	No. Google is not required to obtain the approval of its stockholders with respect to the merger proposal.

Q:	When do you expect to complete the merger?

A:	We cannot assure you when, or if, the merger will occur because we must first obtain the approval of On2 stockholders at the special meeting. However, we currently expect to complete the merger in the fourth quarter of 2009.

Q:	What are the U.S. tax consequences of the merger?

A:	Google and On2 expect the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to herein as the Internal Revenue Code, in which case, in general, the following tax consequences will result:

•

An On2 stockholder will recognize no gain or loss upon the exchange of On2 Common Stock for Google Class A Common Stock in the merger, except with respect to cash received in lieu of a fractional share of Google Class A Common Stock;

•

An On2 stockholder receiving cash in the merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received; and

•	No gain or loss will be recognized by Google or On2 as a result of the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, Google and On2 urge each On2 stockholder to consult its own tax advisor for a full understanding of the tax consequences of the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 103.

Q:	Do I have appraisal rights?

A:	No. Under Delaware law, holders of On2 Common Stock will not be entitled to exercise any appraisal rights in connection with the merger.

Q:	Do On2’s executive officers and directors have financial interests in the merger that differ from the interests of other On2 stockholders?

A:	Yes. A number of On2’s executive officers and directors have interests in the merger that are different from those of other On2 stockholders. As of the notice record date, the directors and executive officers of On2, together with their affiliates, beneficially owned approximately 3.52% of the outstanding shares of On2 Common Stock, which includes (1) shares of On2 Common Stock, (2) shares of On2 restricted stock that will vest within 60 days, (3) shares underlying vested options to purchase shares of On2 Common Stock and (4) shares underlying options to purchase shares of On2 Common Stock that will vest within 60 days. In addition, one executive officer holds On2 restricted stock units that will be settled in cash pursuant to the terms of such restricted stock units and pursuant to the merger agreement, as applicable. For more information, please see the section entitled “On2 Executive Officers and Directors Have Financial Interests in the Merger” beginning on page 76 as well the section titled “Security Ownership of Principal Stockholders of On2” beginning on page 114.

Q:	Whom should I call with questions?

A:	If you need any assistance in completing your proxy card, have questions regarding the special meeting or wish to learn the exchange ratio once it is calculated, you may call Innisfree M&A Incorporated, On2’s proxy solicitor, at (877) 456-3488 (toll-free) if you are a stockholder or (212) 750-5833 (collect) if you are a bank or broker.

SUMMARY

This summary highlights material information set forth in this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 118. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Upon completion of the merger, each share of On2 Common Stock will be converted into $0.60 worth of Google Class A Common Stock. As described below, the fraction of a share of Google Class A Common Stock to be issued for each share of On2 Common Stock will be determined by dividing $0.60 by the trading price, which is the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the 20 trading days immediately up to and including the second trading day prior to the date of the special meeting at which the On2 stockholders will be able to vote on the merger proposal, rounded to the nearest fourth decimal point. However, no fractional shares of Google Class A Common Stock will be issued in connection with the merger. Instead, each On2 stockholder otherwise entitled to a fraction of a share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to such stockholder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the trading price. As a result, some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger.

See “The Merger Agreement—The Merger” on page 85. On2 stockholders may contact Innisfree M&A Incorporated, On2’s proxy solicitor, toll free at (877) 456-3488, and banks or brokers can call collect at (212) 750-5833, for information regarding the merger consideration, defined below, as well as the exchange ratio, once it is calculated.

The Merger (page 85)

On August 4, 2009, Google entered into an Agreement and Plan of Merger, referred to herein as the merger agreement, by and among Google, Oxide Inc., a direct, wholly owned subsidiary of Google, referred to herein as Oxide, and On2. The merger agreement, which is included as Appendix A to this proxy statement/prospectus, provides that Oxide will merge with and into On2, with On2 continuing as a direct, wholly owned subsidiary of Google. The merger consideration represents approximately a 58% premium above the closing price of $0.38 per share of On2 Common Stock on August 4, 2009, the last trading day immediately prior to the announcement of the merger.

What Holders of On2 Common Stock Will Receive (page 85)

Each share of On2 Common Stock issued and outstanding immediately prior to the effective date of the merger, referred to herein as the effective time, will be cancelled and extinguished and automatically converted into a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the exchange ratio, referred to herein as the stock consideration, in addition to cash payable in lieu of any fractional shares, without interest, which together with the stock consideration, we refer to as the merger consideration. For illustrative purposes only, assuming a trading price of $550, the exchange ratio would be 0.0011, and the merger consideration to be paid to a holder of 1,000 shares of On2 Common Stock would be one share of Google Class A Common Stock and $55.00 in cash. On2 and Google will promptly issue a joint press release disclosing the exchange ratio once it is calculated.

Because of the effect of rounding in the exchange ratio calculation, a slight increase or decrease in the trading price, as defined, at certain values will impact the aggregate value of the shares and cash that an On2 stockholder receives in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger to On2 Stockholders (page 103)

Google and On2 expect the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, in which case, in general, the following tax consequences will result:

•

An On2 stockholder will recognize no gain or loss upon the exchange of On2 Common Stock for Google Class A Common Stock in the merger, except with respect to cash received in lieu of a fractional share of Google Class A Common Stock;

•

The aggregate tax basis of Google Class A Common Stock received by an On2 stockholder in the merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in On2 Common Stock surrendered in the merger;

•

An On2 stockholder receiving cash in the merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received;

•	The holding period of Google Class A Common Stock received by an On2 stockholder in the merger will include the holding period of the On2 Common Stock held by such On2 stockholder; and

•	No gain or loss will be recognized by Google or On2 as a result of the merger.

The U.S. federal income tax consequences described above may not apply to all holders of On2 Common Stock. Your tax consequences will depend on your individual situation. Accordingly, Google and On2 strongly urge you to consult with your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (page 113)

Google Class A Common Stock trades on The Nasdaq Global Select Market under the symbol “GOOG,” and On2 Common Stock trades on the NYSE Amex, under the symbol “ONT.” The following table shows the closing sale prices of Google Class A Common Stock and On2 Common Stock as reported on The Nasdaq Global Select Market and the NYSE Amex, respectively, on August 4, 2009, the last trading day before we announced the signing of the merger agreement, and on [                    ], 2009, the last trading day before the distribution of this proxy statement/prospectus for which data was available.

	Google Class A Common Stock			On2 Common Stock
August 4, 2009		$453.73			$0.38
October [ ], 2009	$	[	]	$	[	]

The market price of Google Class A Common Stock and On2 Common Stock will fluctuate prior to the effective time. You should obtain current market quotations for such shares.

What Holders of On2 Stock Options and Other Equity-Based Awards Will Receive (page 87)

Google will not assume any options to purchase shares of On2 Common Stock, each referred to herein as an On2 Option. All outstanding On2 Options will be fully vested as of the effective time of the merger. Any holder of an On2 Option with an exercise price of less than $0.60 per share that is outstanding as of the effective time of the merger will have the right to receive a fraction of a share of Google Class A Common Stock based on a formula set forth in the merger agreement, and described herein. However, holders of On2 Options will receive cash in lieu of any fractional shares. Any On2 Options with an exercise price of $0.60 per share or higher will be automatically cancelled in connection with the merger.

All outstanding shares of On2 restricted stock, referred to herein as On2 restricted stock, will be fully vested as of the effective time of the merger. Any holder of On2 restricted stock outstanding as of the effective time of the merger will have the right to receive a fraction of a share of Google Class A Common Stock equal to $0.60 per share divided by the trading price, as described herein, for each share of On2 restricted stock, less any applicable withholding, and cash in lieu of any fractional shares, without interest, as further described herein.

All outstanding On2 restricted stock units, each referred to herein as an On2 RSU, will be fully vested as of the effective time of the merger. In connection with the merger, each holder of an On2 RSU will receive $0.60 per share of On2 Common Stock underlying each On2 RSU, less any applicable withholding, paid entirely in cash.

All outstanding warrants to purchase shares of On2’s capital stock that do not provide for assumption in connection with a merger will be cancelled as of the effective time of the merger to the extent not exercised prior to such time. Google will assume any warrants to purchase shares of On2’s capital stock that provide for assumption in connection with a merger.

The On2 Board of Directors Recommends that On2 Stockholders Vote “FOR” the Proposals (pages 53 and 116)

The On2 board of directors believes that the merger is in the best interests of On2 and its stockholders and has unanimously approved the merger and the merger agreement (with one director abstaining in connection therewith in light of an arrangement with one of On2’s financial advisors unrelated to the merger). The On2 board of directors recommends that On2 stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Covington Associates, LLC Provided an Opinion to the On2 Board of Directors (page 57)

As financial advisor to On2, on August 4, 2009, Covington Associates, LLC, referred to herein as Covington, rendered to the On2 board of directors its opinion that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of shares of On2 Common Stock.

The full text of the written opinion of Covington, dated August 4, 2009, is attached hereto as Appendix B and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Covington in rendering its opinion. You should read the opinion carefully in its entirety. Covington’s opinion was provided to the On2 board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement as of the date of the opinion. It does not address any other aspect of the transaction and does not constitute a recommendation to the On2 stockholders as to how to vote with respect to the merger proposal or act on any other matter.

Duff & Phelps, LLC Provided an Opinion to the On2 Board of Directors (page 66)

As financial advisor to On2, on August 4, 2009, Duff & Phelps, LLC, referred to herein as Duff & Phelps, also rendered to the On2 board of directors its opinion that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of On2 Common Stock.

The full text of the written opinion of Duff & Phelps, dated August 4, 2009, is attached hereto as Appendix C and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Duff & Phelps in rendering its opinion. You should read the opinion carefully in its entirety. Duff & Phelps’s opinion was provided to the On2 board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio provided for in the merger as of the date of the opinion. It does not address any other aspect of the transaction and does not constitute a recommendation to the On2 stockholders as to how to vote with respect to the merger proposal or act on any other matter.

Certain On2 Executive Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests (page 76)

A number of On2’s executive officers and directors have interests in the merger that are different from those of other On2 stockholders. As of the notice record date, all directors and executive officers of On2, together with their affiliates, beneficially owned approximately 3.52% of the outstanding shares of On2 Common Stock, which includes shares of On2 Common Stock, shares of On2 restricted stock that will vest within 60 days, shares underlying vested On2 Options, and shares underlying On2 Options that will vest within 60 days. In addition, one executive officer holds On2 RSUs that will be settled in cash pursuant to the terms of such On2 RSUs and pursuant to the merger agreement, as applicable.

No Appraisal Rights

Under Delaware law, holders of On2 Common Stock are not entitled to appraisal rights in connection with the merger because On2 Common Stock is listed on a national securities exchange, the NYSE Amex, and because shares of stock are being issued in the merger and such shares are also listed on a national securities exchange, The Nasdaq Global Select Market.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 98)

Currently, Google and On2 expect to complete the merger in the fourth quarter of 2009. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the merger proposal by On2 stockholders and not more than one of the three “key On2 engineers” (James Bankoski, Paul Wilkins and Yaowu Xu) who executed offer letters with Google terminating or taking any action to terminate, rescind or otherwise repudiate such offer letters.

See also “The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger—Employment of On2 Executive Officers and Key On2 Engineers by Google after the Merger” beginning on page 76.

Neither Google nor On2 can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Clearances Required for the Merger (page 83)

Google and On2 have agreed to use reasonable best efforts to obtain as promptly as practicable all regulatory clearances that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the

Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. Google and On2 are not permitted to complete the merger until the applicable waiting periods under the HSR Act have expired or been terminated. On September 21, 2009, the Federal Trade Commission and the Antitrust Division of the Department of Justice granted early termination of the HSR waiting period.

Termination of the Merger Agreement (page 100)

Google and On2 can mutually agree to terminate the merger agreement at any time prior to the effective time of the merger. Either company may also terminate the merger agreement, under specified circumstances, if the merger is not completed by March 31, 2010, or under other circumstances described in this proxy statement/prospectus.

Termination Fee (page 101)

A termination fee of $2 million may be payable by On2 to Google upon the termination of the merger agreement under specified circumstances, including in the event of any change in the recommendation of the On2 board of directors to vote in favor of the merger proposal and in specified circumstances in which the merger agreement is terminated and On2 enters into an agreement providing for the acquisition of On2 within 12 months of such termination and consummates such acquisition.

Board of Directors and Management of Google Following Completion of the Merger (page 83)

The directors of On2 and its subsidiaries will resign as of the effective time of the merger. The composition of Google’s board of directors and management is not anticipated to change in connection with the completion of the merger.

The Rights of On2 Stockholders Will Change as a Result of the Merger (page 106)

The rights of On2 stockholders will change as a result of the merger due to differences in Google’s and On2’s governing documents. This proxy statement/prospectus contains a summary description of stockholder rights under each of the Google and On2 governing documents and describes the material differences between them.

On2 Will Hold its Special Meeting on [                    ], 2009 (page 39)

The special meeting will be held on [                    ], 2009 at [        ], local time, at the Comfort Suites in Venetian Room I at 7 Northside Drive, Clifton Park, NY 12065. At the special meeting, On2 stockholders will be asked to:

•	Adopt the merger agreement; and

•

If submitted to a vote, approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

Record Dates. Only holders of record at the close of business on October 20, 2009, the notice record date, will be entitled to notice of the special meeting. Only holders of record at the close of business on [                    ], 2009, the voting record date, will be entitled to vote at the special meeting in person or by proxy. Each share of On2 Common Stock is entitled to vote. As of the notice record date, 179,575,296 shares of On2 Common Stock were outstanding, held by approximately 370 registered holders.

Required Vote. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of On2 Common Stock entitled to vote at the special meeting in person or by proxy. Because approval of the merger proposal is based on the affirmative vote of a majority of shares outstanding, an On2 stockholder’s (a) failure to vote, (b) abstention or (c) failure to instruct their broker as to how the stockholder would like to vote will have the same effect as a vote against the merger proposal.

As described in On2’s bylaws, as amended, in the event that a quorum is not present in person or represented by proxy at the special meeting, the chairman of the meeting may adjourn the meeting to another place, date or time. If a quorum is present in person or represented by proxy at the special meeting, approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting. An On2 stockholder’s abstention will have the same effect as a vote against approval of the adjournment proposal. A broker non-vote will have no effect on the adjournment proposal.

Litigation Related to the Merger (page 84)

Litigation is pending in connection with the proposed merger. See “The Merger—Litigation Related to the Merger” beginning on page 84.

Information about the Companies (page 43)

Google Inc.

Google, a Delaware corporation, was established in 1998. Google’s innovative search technologies connect millions of people around the world with information every day. Founded by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia.

Google Class A Common Stock is traded on The Nasdaq Global Select Market under the symbol “GOOG.” The principal executive offices of Google are located at 1600 Amphitheatre Parkway, Mountain View, CA 94043, and its telephone number is (650) 253-0000.

Additional information about Google and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 118.

Oxide Inc.

Oxide Inc., a Delaware corporation and wholly owned subsidiary of Google, was formed solely for the purpose of consummating the merger. Oxide Inc. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Oxide Inc. are located at 1600 Amphitheatre Parkway, Mountain View, CA 94043, and its telephone number is (650) 253-0000.

On2 Technologies, Inc.

On2, a Delaware corporation, was incorporated in Delaware in 1992. On2 creates advanced video compression technologies that power the video in today’s leading desktop and mobile applications and devices. On2 customers include Adobe, Skype, Nokia, Infineon, Sun Microsystems, Mediatek, Sony, Brightcove and

Move Networks. On2 is also an industry leader in server-based video transcoding software. The On2 VP6 video format provides web and HD-quality video for leading sites such as Hulu, Vimeo, Yahoo! Video, Dailymotion, CCTV.com, 56.com, Tudou.com and Eurosport.com.

On2 Common Stock is traded on the NYSE Amex under the symbol “ONT.” The principal executive offices of On2 are located at 3 Corporate Drive, Suite 100, Clifton Park, NY 12065, and its telephone number is (518) 348-0099.

Additional information about On2 and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 118.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF GOOGLE

The tables below present selected consolidated financial data of Google prepared in accordance with U.S. generally accepted accounting principles, referred to herein as GAAP. The data below should be read in conjunction with Google’s consolidated financial statements and accompanying notes, as well as Google management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference in this proxy statement/prospectus. For a complete list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 118.

The following selected financial information is provided to aid you in understanding certain financial aspects of Google. The annual historical information for Google set forth below is derived from its audited consolidated financial statements as of and for each of the fiscal years ended December 31, 2004 through 2008. The information for Google as of and for the six months ended June 30, 2008 and 2009 that is set forth below is derived from its unaudited consolidated interim financial statements. In the opinion of Google management, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments, that Google management considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP. Google’s historical results are not necessarily indicative of the results to be expected in the future.

Pursuant to SEC rules, Google’s acquisition of On2 will not require Google to file pro forma financial information with the SEC on On2 as a significant subsidiary because none of the financial criteria conditions under Rule 3-05 of SEC Regulation S-X would be met at the 20% level.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands, except per share amounts)
Consolidated Statements of Income Data:
Revenues	$3,189,223	$6,138,560	$10,604,917	$16,593,986	$21,795,550	$10,553,255	$11,031,887
Costs and expenses:
Cost of revenues	1,468,967	2,577,088	4,225,027	6,649,085	8,621,506	4,258,111	4,209,475
Research and development	395,164	599,510	1,228,589	2,119,985	2,793,192	1,355,279	1,349,269
Sales and marketing	295,749	468,152	849,518	1,461,266	1,946,244	931,450	902,980
General and administrative	188,151	386,532	751,787	1,279,250	1,802,639	884,215	812,678
Contribution to Google Foundation	—	90,000	—	—	—	—	—
Non-recurring portion of settlement of disputes with Yahoo	201,000	—	—	—	—	—	—

Total costs and expenses	2,549,031	4,121,282	7,054,921	11,509,586	15,163,581	7,429,055	7,274,402

Income from operations	640,192	2,017,278	3,549,996	5,084,400	6,631,969	3,124,200	3,757,485
Impairment of equity investments	—	—	—	—	(1,094,757)	—	—
Interest and other income (expense), net	10,042	124,399	461,044	589,580	316,384	225,266	(11,508)

Income before income taxes	650,234	2,141,677	4,011,040	5,673,980	5,853,596	3,349,466	3,745,977
Provision for income taxes	251,115	676,280	933,594	1,470,260	1,626,738	794,989	838,604

Net income	$399,119	$1,465,397	$3,077,446	$4,203,720	$4,226,858	$2,554,477	$2,907,373

Net income per share of Class A and Class B Common Stock
Basic	$2.07	$5.31	$10.21	$13.53	$13.46	$8.15	$9.21

Diluted	$1.46	$5.02	$9.94	$13.29	$13.31	$8.04	$9.15

	As of December 31,					As of June 30, 2009
	2004	2005	2006	2007	2008
	(In thousands, except per share amounts)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,132,297	$8,034,247	$11,243,914	$14,218,613	$15,845,771	$19,344,006
Total assets	$3,313,351	$10,271,813	$18,473,351	$25,335,806	$31,767,575	$35,158,760
Total long-term liabilities	$43,927	$107,472	$128,924	$610,525	$1,226,623	$1,562,942
Total stockholders’ equity	$2,929,056	$9,418,957	$17,039,840	$22,689,679	$28,238,862	$31,594,856
Historical book value per share (1)	$10.97	$32.14	$55.15	$72.51	$89.61	$99.85
Shares used in computing book value per share	266,917	293,027	308,997	312,917	315,114	316,422

(1)	Historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ON2

The tables below present selected consolidated financial data of On2 prepared in accordance with GAAP. The data below should be read in conjunction with On2’s consolidated financial statements and accompanying notes, as well as On2 management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference in this proxy statement/prospectus. For a complete list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 118.

The following selected financial information is provided to aid you in understanding certain financial aspects of On2. The annual historical information for On2 set forth below is derived from its audited consolidated financial statements as of and for each of the fiscal years ended December 31, 2004 through 2008. The information for On2 as of and for the six months ended June 30, 2008 and 2009 that is set forth below is derived from its unaudited consolidated interim financial statements. In the opinion of On2 management, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments that On2 management considers necessary for fair presentation of the financial position and results of operations for such periods in accordance with GAAP. On2’s historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(In thousands, except per share amounts)
Consolidated Statements of Income Data:
Revenue	$3,028	$2,208	$6,572	$13,237	$16,268	$7,717	$9,012
Operating expenses:
Costs of revenue	1,437	1,919	2,328	2,549	4,154	2,624	1,018
Research and development	884	1,035	972	3,833	10,736	5,817	3,885
Sales and marketing	459	794	1,093	4,272	7,095	3,764	1,902
General and administrative	3,068	2,749	4,384	5,200	11,228	6,694	3,622
Asset impairments	—	—	—	—	33,268	—	—
Restructuring expense	—	—	—	—	—	—	1,032
Costs associated with proposed merger	—	—	—	—	—	—	420
Litigation settlement costs	—	—	—	—	—	—	523
Equity-based compensation:
Research and development	68	—	98	147	433	224	311
Sales and marketing	19	—	103	157	204	112	119
General and administrative	583	—	1,184	491	1,026	471	426

Total operating expenses	6,518	6,497	10,162	16,649	68,144	19,706	13,258

Loss from operations	(3,490)	(4,289)	(3,590)	(3,412)	(51,876)	(11,989)	(4,246)
Interest and other income (expense), net	47	(284)	(1,226)	(3,467)	670	75	1,034

Loss before income taxes	(3,443)	(4,573)	(4,816)	(6,879)	(51,206)	(11,914)	(3,212)
Provision for income taxes	2	32	30	25	—	—	—

Net loss	(3,445)	4,605	(4,846)	(6,904)	(51,206)	(11,914)	(3,212)
Convertible preferred stock deemed dividend	120	2,844	68	—	—	—	—
Convertible preferred stock 8% dividend	57	325	285	82	—	—	—
Accretion of costs associated with the Series D Preferred Stock	14	175	—	—	—	—	—

Net loss attributable to common stockholders	$(3,636)	$(7,949)	$(5,199)	$(6,986)	$(51,206)	$(11,914)	$(3,212)

Basic and diluted net loss attributable to common stockholders per share	$(0.05)	$(0.09)	$(0.05)	$(0.06)	$(0.30)	$(0.07)	$(0.02)

	As of December 31,					As of June 30, 2009
	2004	2005	2006	2007	2008
	(In thousands, except per share amounts)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$5,863	$4,157	$5,115	$15,094	$4,289	$2,797
Total assets	$6,610	$6,314	$7,887	$79,525	$25,876	$22,632
Total long-term liabilities	$356	$250	$2,358	$3,100	$2,234	$2,429
Series D redeemable convertible preferred stock	$1,156	$3,790	$3,083	$—	$—	$—
Total stockholders’ equity	$4,296	$1,364	$1,033	$65,572	$14,318	$11,793
Historical book value per share (1)	$0.05	$0.01	$0.01	$0.38	$0.08	$0.07
Shares used in computing book value per share	80,328	92,295	101,258	170,475	171,769	175,504

(1)	Historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period. As of December 31, 2007, 12,500,000 of earn-out shares were issuable, but not issued until 2008. These shares were associated with the On2 Finland acquisition and were included in the common shares outstanding calculation.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table contains certain historical per share data of Google and On2 and combined per share data on an unaudited pro forma basis as if the merger had become effective as of the beginning of the periods presented, and after giving effect to the merger using the purchase method of accounting with an assumed ratio of 0.0012 shares of Google Class A Common Stock issued in exchange for each share of On2 Common Stock, based on what the trading price would have been if the special meeting were held on October 19, 2009.

The unaudited pro forma combined per share data was derived from financial information of Google and On2 incorporated by reference into this proxy statement/prospectus. The information in the table should be read in conjunction with the historical financial statements of Google and On2 and related notes, which are incorporated by reference in this proxy statement/prospectus. The unaudited pro forma data is based on estimates and assumptions that Google and On2 believe are reasonable. It is not necessarily indicative of the consolidated financial position or results of income in future periods or the results that actually would have been realized had Google and On2 been a combined company as of the beginning of the periods presented.

	As of, and for the Year Ended December 31, 2008	As of, and for the Six Months Ended June 30, 2009
Google:
Book value per share
Historical	$89.61	$99.85
Pro forma	$89.93	$100.15
Net income per share—basic
Historical	$13.46	$9.21
Pro forma	$13.27	$9.19
Net income per share—diluted
Historical	$13.31	$9.15
Pro forma	$13.12	$9.12

On2:
Book value per share
Historical	$0.08	$0.07
Equivalent pro forma (1)	$0.12	$0.13
Net income (loss) per share—basic
Historical	$(0.30)	$(0.02)
Equivalent pro forma (1)	$0.02	$0.01
Net income (loss) per share—diluted
Historical	$(0.30)	$(0.02)
Equivalent pro forma (1)	$0.02	$0.01

(1)	The On2 equivalent pro forma per share amounts are calculated by multiplying Google pro forma per share amounts by the assumed exchange ratio for the merger of 0.0012, based on what the trading price would have been if the special meeting were held on October 19, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this proxy statement/prospectus contains or incorporates by reference certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent Google’s and On2’s beliefs and expectations regarding future events, many of which are, by their nature, inherently uncertain and outside Google’s and On2’s control. Forward-looking statements include statements preceded by, followed by, or including the words “could,” “would,” “should,” “may,” “will,” “target,” “plan,” “believe,” “expect,” “intend,” anticipate,” “estimate,” “project,” “potential,” “possible,” “objective,” “outlook,” “probably,” seek” and other similar expressions. In particular, the forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements regarding:

•	the expected financial condition, results of operations, earnings outlook and prospects of Google, On2 and the combined company;

•	the expected benefits and synergies of the merger;

•	the likelihood that Google and On2 will receive the regulatory clearances required to complete the merger; and

•	other factors affecting the operation of the respective businesses of Google and On2.

The forward-looking statements contained or incorporated by reference herein are subject to certain risks and uncertainties that may cause actual results to differ materially from those reflected in the forward-looking statements. Such risk and uncertainties include those set forth on page 20 under the heading “Risk Factors,” as well as, among others, the following:

•	the expenses of the merger being greater than anticipated, including as a result of unexpected factors or events;

•	the exposure to litigation, including the possibility that litigation relating to the merger and related transactions could delay or impede the completion of the merger;

•

the integration of On2’s business and operations with those of Google taking longer than anticipated, being costlier than anticipated and having unanticipated adverse results relating to On2’s or Google’s existing businesses;

•

the anticipated cost savings and other synergies of the merger taking longer to be realized or failing to be achieved in their entirety, and attrition in key customers, partners and other relationships relating to the merger being greater than expected;

•	changes in economic, business, competitive, technological and/or regulatory factors;

•	the failure to receive the required stockholder and regulatory clearances for the merger;

•	the failure to compete successfully in this highly competitive and rapidly changing marketplace; and

•	the failure to retain key employees.

You are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, neither Google nor On2 undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Google or On2 or any person acting on their behalf are expressly qualified in their entirety by the preceding cautionary statement.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 19, you should carefully consider the following risk factors before deciding whether to vote for approval of the merger proposal and the adjournment proposal. In addition, you should read and consider the risks associated with the business of Google because these risks will also affect the combined company. These risks can be found in Google’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. All references to “the company,” “we,” “our” or “us” in this Risk Factors section of this proxy statement/prospectus refer to Google. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 118.

Risks Relating to the Merger

Google and On2 may waive one or more of the conditions of the merger without re-soliciting stockholder approval for the merger and may terminate the merger agreement even if adopted by On2 stockholders.

Each of the conditions to Google’s and On2’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Google and On2, if the condition is a condition to both Google’s and On2’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of each of Google and On2 may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. Google and On2, however, generally do not expect any such waiver to be significant enough to require re-solicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

Google and On2 can agree at any time to terminate the merger agreement, even if On2 stockholders have already voted to adopt and approve the merger agreement and the transactions contemplated thereby.

It is a condition to the merger agreement entered into with Google that not more than one of On2’s three specified “key On2 engineers” terminate, revoke, rescind or otherwise repudiate such merger key employee’s offer letter entered into with Google in connection with the proposed merger.

Google has entered into offer letters with three On2 engineers, referred to herein as “key On2 engineers.” See “On2 Executive Officers and Directors Have Financial Interests in the Merger—Employment of On2 Executive Officers and Key On2 Engineers by Google after the Merger” beginning on page 76. In the event that more than one such merger key employee takes any action to terminate, revoke, rescind or otherwise repudiate his offer letter, Google will be permitted to terminate the merger agreement, unless this condition is waived. Please see “The Merger—Conditions to Complete the Merger—Conditions to the Obligations of Google” beginning on page 99.

The market price of Google Class A Common Stock may decline between the date the merger consideration is calculated and the date the merger consideration is paid to On2 stockholders.

Under the terms of the merger agreement, the merger consideration, consisting of the stock consideration and the cash payable in lieu of fractional shares, will be calculated two trading days prior to the date of the special meeting, referred to herein as the calculation date, and will be based upon the trading price, which is the volume weighted average trading price of a share of Google Class A Common Stock during the 20 trading days immediately up to and including the second trading day prior to the date of the special meeting. Once the merger consideration is determined, it will be fixed and will not be adjusted due to any increase or decrease in the price per share of Google Class A Common Stock after the calculation date. Accordingly, the dollar value of the merger consideration that an On2 stockholder will receive upon completion of the merger will depend upon the market value of Google Class A Common Stock at the effective time of the merger, and such dollar value may be different from, and lower than, the dollar value of the merger consideration on the calculation date. Moreover, completion of the merger may occur some time after the required approval at the special meeting has been obtained, during which time the market value of Google Class A Common Stock may fluctuate.

The merger may go forward in certain circumstances even if On2 suffers an adverse effect.

In general, Google can refuse to complete the merger if a “material adverse effect” occurs with regard to On2 before the effective time of the merger. The term “material adverse effect” is defined below under the heading “The Merger Agreement—Material Adverse Effect” beginning on page 89. If adverse changes occur in the business of On2 that do not fall within the definition of “material adverse effect” or are adverse changes that are specifically excluded from the definition of “material adverse effect,” Google must still complete the merger which may have a negative effect on its stock price. This in turn may reduce the value of the merger to On2 stockholders.

The failure of Google to operate and manage the acquired company effectively could have a negative effect on Google’s business, financial condition and operating results.

Google will need to meet significant challenges to realize the expected benefits and synergies of the merger. These challenges include:

•	Integrating the management teams, strategies, cultures, technologies and operations of the two companies.

•	Retaining and assimilating the key personnel of each company.

•	Retaining existing On2 customers.

The accomplishment of these post-merger objectives will involve considerable risk, including:

•	The potential disruption of each company’s ongoing business and distraction of their respective management teams.

•	The difficulty of incorporating acquired technology and rights into Google’s operations.

•	Unanticipated expenses related to the integration.

•	Potential unknown liabilities associated with the merger.

•	Managing the risks related to On2’s business as described in On2’s Annual Report on Form 10-K for the year ended December 31, 2008, that may continue to impact the business following the merger.

Google and On2 have operated and, until the effective time of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of the technical skills and management expertise of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies due to possible cultural conflicts or differences of opinions on technical decisions and product roadmaps that adversely affect Google’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Even if Google is able to integrate the On2 business operations successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration, and these benefits may not be achieved within a reasonable period of time.

A shift or decline in the demand for compression/decompression, or codec, and transmission technology could substantially reduce the anticipated benefits of the merger.

Google expects that customers will continue to desire higher quality video compression and transmission technology and that the acquisition of On2 and the implementation and development of On2 technology will enable Google to meet this expected customer demand. However, if customer demand decreases or is less than expected, or if customer preferences shift to a new or different technology, then Google may not realize all of the anticipated benefits of the merger.

Failure to retain key personnel could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with On2 and Google until strategies with regard to these employees are announced or executed. If On2 and Google are unable to retain personnel, including On2’s key technical personnel, who are critical to the successful integration and future operations of the companies, On2 and Google could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

The market price of Google Class A Common Stock after the merger may be affected by factors different from those affecting the shares of On2 or Google currently.

The businesses of Google and On2 differ in important respects, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Google and On2. For a discussion of the businesses of Google and On2 and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 118.

On2 stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

On2 stockholders currently have the right to vote in the election of the board of directors of On2 and on other matters affecting On2. When the merger occurs, each On2 stockholder that receives shares of Google Class A Common Stock will become a stockholder of Google with a percentage ownership of the combined company that is much smaller than the stockholder’s percentage ownership of On2. It is expected that the former stockholders of On2 as a group will own less than 1% of the outstanding shares of Google immediately after the merger. Because of this, On2’s stockholders will have less influence on the management and policies of Google than they now have on the management and policies of On2. See also the risk factor “The concentration of our capital stock ownership with our founders, executive officers and our directors and their affiliates will limit our stockholders’ ability to influence corporate matters” under the subheading “Risks Related to Ownership of Google’s Common Stock.”

In addition, because no fractional shares of Google Class A Common Stock will be issued in connection with the merger, as a result of the formula used to calculate the exchange ratio, some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger and will therefore not have an equity interest in Google after the merger.

Stockholders of On2 Common Stock have rights that are different than rights afforded to holders of Google Class A Common Stock.

Holders of On2 Common Stock who receive shares of Google Class A Common Stock pursuant to the proposed merger should be aware that the rights afforded holders of Google Class A Common Stock differ in certain material respects from the rights afforded to holders of On2 Common Stock. For example:

•

On2 has only one class of common stock and each holder thereof is entitled to one vote for each share of On2 Common Stock held, whereas Google has two classes of common stock that vote together as one class. While holders of Google Class A Common Stock are entitled to one vote per share, holders of Google Class B Common Stock are entitled to ten votes per share.

•

A special meeting of On2 stockholders may be called at the request of 10% of the holders of On2 Common Stock, whereas 20% of the total voting power of the outstanding capital stock of Google is required to call a special meeting of the stockholders of Google.

•

Any action that could be taken at a regular or special meeting of On2 stockholders may be taken by written consent of the stockholders having not less than the minimum number of shares needed to take such action. All actions of the stockholders of Google must be taken at a duly called annual or special meeting and may not be taken by written consent.

•

The annual meeting of On2 stockholders is held for the purpose of electing the board of directors and for transacting such other business as may come before the meeting. No advance notice is required to bring such business before the On2 stockholders’ meeting. In order to bring a proposal before a Google stockholders’ meeting, advance notice of such proposal must be given, and certain timing and eligibility thresholds must be met.

See “Comparison of Stockholders’ Rights” beginning on page 106.

The merger agreement limits On2’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, limit On2’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of On2, and provide for a termination fee of $2 million that is payable by On2 under certain circumstances. These provisions might discourage a potential competing acquiror from considering or proposing an acquisition of all or a significant part of On2 even if it were prepared to pay consideration with a higher per share price than that proposed in the merger or might result in a potential competing acquiror proposing to pay a lower per share price to acquire On2 than it might otherwise have proposed to pay in the absence of such provisions.

Additionally, if the merger agreement is terminated, On2 may be unable to pursue another business combination transaction on terms as favorable as those set forth in the merger agreement or at all. This could limit On2’s ability to pursue its strategic goals.

Risks Related to On2’s Business if the Merger Is Not Consummated

On2 has a history of losses and negative cash flow from operations, and there can be no assurance that it will ever achieve profitability. If the proposed merger with Google is not consummated, On2 may be forced to revert to a business model and business strategy that are not yet proven and may never be successful.

On2 has not achieved profitability to date, and it is possible On2 will continue to incur operating losses for the foreseeable future as it funds operating and capital expenditures to implement its business plan. On2’s business model assumes that consumers will be attracted to and use broadband-specific video compression technology to access content available on customer web sites or over proprietary networks that will, in turn, allow On2 to provide its technology solutions to customers. On2 earns revenue chiefly through licensing its software technology and hardware designs and providing specialized software engineering and consulting services to customers. On2 has chosen this royalty-dependent licensing model because, as a small company competing in a market that offers a vast range of video-enabled devices, On2 does not have the product development or marketing resources to develop and market end-to-end video solutions. However, its business model is not yet proven, and it may be more difficult to implement than anticipated. If the proposed merger with Google is not consummated, On2 may be forced to revert to a business model and strategy that are uncertain given On2’s size and limited resources and for which there can be no assurance On2 will ever achieve or sustain profitability.

On2 may need to obtain additional financing to operate its business and to execute its business plan. In addition, On2 has incurred significant legal and advisory costs associated with negotiating and entering into the merger agreement with Google, which On2 will remain responsible for paying if the merger is not consummated.

Since On2’s inception, it has incurred significant losses and negative cash flow from operations. As of June 30, 2009, On2 had an accumulated deficit of approximately $185 million. During the fiscal year ended December 31, 2008, On2 undertook a cost-cutting initiative, including a reduction in workforce, a reduction in overhead costs, and the identification of one-time charges for professional fees. Additionally, on January 28, 2009, On2 notified its employees at its wholly owned Finnish subsidiary, On2 Technologies Finland Oy, that On2 intended to further reduce personnel costs through furloughs, terminations and/or moving some full-time employees to part-time.

As of September 30, 2009, On2 had cash and short-term investment reserves of approximately $2.2 million and negative working capital of approximately $4.1 million. On2 has incurred significant expenses in connection with the proposed merger with Google. These expenses include legal, financial advisory and other third party fees and expenses that are expected to be in excess of $2 million that On2 will remain responsible for if the merger is not consummated. In order for On2 to satisfy its current cash requirements necessary to generate positive cash flows to sustain operations, including the expenses associated with the proposed merger if it is not approved, On2 may need to seek other sources of funds by issuing equity or incurring debt, or may need to implement further reductions of operating expenses, or some combination of these measures. In light of the current climate in global credit markets, On2 may not be able to obtain financing on favorable terms, or at all. If the proposed merger is not consummated and On2 is unable to secure additional financing, its liquidity and financial condition may be impaired.

A lack of investment capital will make it more difficult for On2 to obtain funds from third parties that it may need to support its operations.

On2 is an emerging company and has experienced significant operating losses and negative cash flows to date. On2 has funded its operations with a series of equity financing transactions, credit facilities and its operating revenue as it has attempted to move towards achieving profitability. Given the acute economic downturn during the latter part of 2008 and the current slow or uneven pace of economic recovery, investor appetite for equity investments is reduced, and investors who are willing to invest in emerging companies may demand terms that offer greater returns than what they were previously willing to accept. At the same time, credit markets have become more constrained, with fewer lenders making fewer loans and imposing more restrictive terms. Therefore, should On2 need further third party financing, such financing may not be available to On2 on acceptable terms, or at all. Should this occur, On2’s financial condition and results of operation will likely be materially adversely affected.

If On2 is unable to continue to attract, retain and motivate highly skilled employees, it may not be able to execute its business plan.

On2’s ability to execute its growth plan and be successful depends on its continuing ability to attract, retain and motivate highly skilled employees. In order to grow and effectively compete, On2 will need to hire additional personnel in all operational areas. On2 may be unable to retain its key personnel or attract, assimilate or retain other highly qualified employees in the future. On2 has from time to time in the past experienced, and expects to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If On2 does not succeed in attracting new personnel or retaining and motivating its current personnel, customers could experience delays in service, which could, in turn, adversely affect On2’s operating results and revenue. Retention of highly skilled employees may require additional personnel costs or the issuance of certain equity compensation packages. Moreover, although Google has entered into an employee non-solicitation agreement with On2 prohibiting solicitations by Google of certain key On2 employees for a period of 18 months following the date of such agreement, in the event that the merger with Google is not consummated, such employees having had the prospect of being able to work at a company such as Google and on the terms a company such as Google is able to offer, will only increase the challenges faced by On2 in its ability to retain key employees. See “On2 Executive Officers and Directors Have Financial Interests in the Merger—Employment of On2 Executive Officers and Key On2 Engineers by Google after the Merger.”

Risks Related to Google’s Business and Industry

We face significant competition from web search providers, internet advertising companies, online service and content providers and traditional media companies.

We face significant competition in every aspect of our business. This includes competition from web search providers, internet advertising companies, companies that provide products and services online and companies that provide online content. Our competitors include companies ranging from large and established companies to emerging start-ups. Established companies have longer operating histories and more established relationships with customers and end users, and they can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development and competing aggressively for advertisers and web sites. Emerging start-ups may be able to innovate and provide products and services faster than we can.

In certain markets outside the U.S., other web search, advertising services and internet companies have greater brand recognition, more users and more search traffic than we have. Even in countries where we have a significant user following, we may not be as successful in generating advertising revenues due to slower market development, our inability to provide attractive local advertising services or other factors. To compete more effectively, we need to better understand our international users and their preferences, improve our brand recognition, enhance our selling efforts internationally and build stronger relationships with advertisers. If we fail to do so, our global expansion efforts may be more costly and less profitable than we expect.

In addition to competition from internet advertising companies, internet advertising companies such as Google face substantial competition from companies that offer traditional media advertising services. Most large advertisers allocate only a small portion of their overall advertising budgets to internet advertising, and we expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results will be harmed.

We expect our revenue growth rate to decline and anticipate downward pressure on our operating margin in the future.

We believe our revenue growth rate will generally decline as a result of a number of factors including increasing competition, the inevitable decline in growth rates as our revenues increase to higher levels, the increasing maturity of the online advertising market and, more recently, the significant global economic crisis. We believe our operating margin will experience downward pressure as a result of increasing competition and increased expenditures for many aspects of our business. Our operating margin will also experience downward pressure if a greater percentage of our revenues comes from ads placed on our Google Network members’ web sites compared to revenues generated through ads placed on our own web sites or if we spend a proportionately larger amount to promote the distribution of certain products, including Google Toolbar. The margin on revenues we generate from our Google Network members is significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our Google Network members could decrease in the future if we pay an even larger percentage of advertising fees to our Google Network members.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly, year-to-date and annual expenses as a percentage of our revenues may differ significantly from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this section and the following factors may affect our operating results:

•	Our ability to continue to attract users to our web sites and satisfy existing users on our web sites.

•	Our ability to monetize (or generate revenues from) traffic on our web sites and our Google Network members’ web sites.

•	Our ability to attract advertisers to our AdWords program.

•	Our ability to attract web sites to our AdSense program.

•	The mix in our revenues between those generated on our web sites and those generated through our Google Network.

•	The amount of revenues and expenses generated and incurred in currencies other than U.S. dollars, and our ability to manage the resulting risk through our foreign exchange risk management program.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long-term goals over short-term results.

•	The results of our investments in risky projects.

•	Our ability to keep our web sites operational at a reasonable cost and without service interruptions.

•	Our ability to achieve revenue goals for partners to whom we guarantee minimum payments or pay distribution fees.

•	Our ability to generate significant revenues from services in which we have invested considerable time and resources, such as YouTube and Google Checkout.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. For example, in 1999, advertisers spent heavily on internet advertising. This was followed by a lengthy downturn in ad spending on the web. Also, user traffic tends to be seasonal. Our rapid growth has tended to mask the cyclicality and seasonality of our business. As our growth rate has slowed, the cyclicality and seasonality in our business has become more pronounced and caused our operating results to fluctuate.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that make using the internet a more useful and enjoyable experience for our users. Our competitors are constantly developing innovations in web search, online advertising and web based products and services. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new products and services that people can easily and effectively use. If we are unable to provide quality products and services, then our users may become dissatisfied and move to a competitor’s products and services. In addition, these new products and services may present new and difficult technology challenges, and we may be subject to claims if users of these offerings experience service disruptions or failures or other quality issues. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and Google Network members, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and expend significant resources in order to remain competitive.

We generate our revenues almost entirely from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

We generated 97% of our revenues in both 2008 and the first nine months of 2009 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which would negatively harm our revenues and business.

The effects of the recent global economic crisis may impact our business, operating results or financial condition.

The recent global economic crisis has caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy, and has impacted levels of consumer spending. These macroeconomic developments have negatively affected and may continue to affect our business, operating results or financial condition in a number of ways. For example, current or potential customers may delay or decrease spending with us, may have difficulty paying us, or may delay paying us for previously purchased products and services. This may also require us to increase our bad debt reserve and may affect how we recognize accounts receivables. In addition, if consumer spending continues to decrease, this may result in fewer clicks on our advertisers’ ads displayed on our web sites and our Google Network members’ web sites. Finally, if the banking system or the financial markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected. A slow or uneven pace of economic recovery will likely continue these trends.

We rely on our Google Network members for a significant portion of our revenues, and we benefit from our association with them. The loss of these members could adversely affect our business.

We provide advertising, web search and other services to our Google Network members, which accounted for 31% of our revenues in 2008 and 30% of our revenues in the nine months ended September 30, 2009. Some of the participants in this network may compete with us in one or more areas. They may decide in the future to terminate their agreements with us. If our Google Network members decide to use a competitor’s or their own web search or advertising services, our revenues would decline. Our agreements with a few of the largest Google Network members account for a significant portion of revenues derived from our AdSense program. If our relationship with one or more large Google Network members were terminated or renegotiated on terms less favorable to us, our business could be adversely affected.

Also, certain of our key Google Network members operate high-profile web sites, and we derive tangible and intangible benefits from this affiliation. If one or more of these key relationships is terminated or not renewed, and is not replaced with a comparable relationship, our business would be adversely affected.

Our business and operations are experiencing rapid growth. If we fail to effectively manage our growth, our business and operating results could be harmed.

We have experienced rapid growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Our expansion and growth in international markets heighten these risks as a result of the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

Our business depends on a strong brand, and failing to maintain and enhance our brand would hurt our ability to expand our base of users, advertisers, Google Network members and other partners.

The brand identity that we have developed has significantly contributed to the success of our business. Maintaining and enhancing the “Google” brand is critical to expanding our base of users, advertisers, Google Network members and other partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the internet market. If we fail to maintain and enhance the “Google” brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and continue to provide high-quality products and services, which we may not do successfully.

Acquisitions and investments could result in operating difficulties, dilution and other harmful consequences.

We have acquired a number of businesses in the past, including our acquisitions of DoubleClick and Postini. We expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. These transactions could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology has created, and will continue to create unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	Implementation or remediation of controls, procedures and policies at the acquired company.

•	Diversion of management time and focus from operating our business to acquisition integration challenges.

•	Coordination of product, engineering and sales and marketing functions.

•	Transition of operations, users and customers onto our existing platforms.

•	Cultural challenges associated with integrating employees from the acquired company into our organization.

•	Retention of employees from the businesses we acquire.

•	Integration of the acquired company’s accounting, management information, human resource and other administrative systems.

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Liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

•	Litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

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In the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

•	Failure to successfully further develop the acquired technology.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business generally.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. Also, the anticipated benefit of many of our acquisitions may not materialize. For example, we have yet to realize significant revenue benefits from our acquisition of YouTube.

Our international operations are subject to increased risks, which could harm our business, operating results and financial condition.

International revenues accounted for approximately 51% of our total revenues in 2008 and approximately 53% of our total revenues in the first nine months of 2009. More than half of our user traffic came from outside the U.S. in the first nine months of 2009. We have limited experience with operations outside the U.S. and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to a number of risks, including the following:

•	Challenges caused by distance, language and cultural differences and by doing business with foreign agencies and governments.

•	Longer payment cycles in some countries.

•	Uncertainty regarding liability for services and content.

•	Credit risk and higher levels of payment fraud.

•	Currency exchange rate fluctuations and our ability to manage these fluctuations under our foreign exchange risk management program.

•	Foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.

•	Import and export requirements that may prevent us from shipping products or providing services to a particular market and may increase our operating costs.

•	Potentially adverse tax consequences.

•	Higher costs associated with doing business internationally.

•	Different employee/employer relationships and the existence of workers’ councils and labor unions.

In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties. These numerous and sometimes conflicting laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, sanctions, internal and disclosure control rules, data privacy requirements, labor relations laws, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies. Any such violations could include prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Various events outside of our control pose a threat to our intellectual property rights as well as to our products and services. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Although we seek to obtain patent protection for our innovations, it is possible we may not be able to protect some of these innovations. Changes in patent law, such as changes in the law regarding patentable subject matter, can also impact our ability to obtain patent protection for our innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also face risks associated with our trademarks. For example, there is a risk that the word “Google” could become so commonly used that it becomes synonymous with the word “search.” If this happens, we could lose protection for this trademark, which could result in other people using the word “Google” to refer to their own products, thus diminishing our brand.

We also seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised by outside parties or by our employees, which would cause us to lose the competitive advantage resulting from these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages, and could limit our ability to use certain technologies in the future.

Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we have grown, the intellectual property rights claims against us have increased and may continue to increase. Our products, services and technologies may not be able to withstand any third-party claims and regardless of the merits of the claim, intellectual property claims are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our services or practices that are found to be in violation of another party’s rights.

We also may have to seek a license to continue such practices, which may significantly increase our operating expenses. In addition, many of our agreements with our Google Network members and other partners require us to indemnify these members for certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims.

Companies have filed trademark infringement and related claims against us over the display of ads in response to user queries that include trademark terms. The outcomes of these lawsuits have differed from jurisdiction to jurisdiction. We currently have three cases pending at the European Court of Justice, which will address questions regarding whether advertisers and search engines can be held liable for use of trademarked terms in keyword advertising. We are litigating, or have recently litigated similar issues in other cases, in the U.S., Australia, Austria, Brazil, Chile, China, France, Germany, Israel, Italy, Taiwan and the United Kingdom.

We have also had copyright claims filed against us by companies alleging that features of certain of our products and services, including Google Web Search, Google News, Google Video, Google Image Search, Google Book Search and YouTube, infringe the rights of others. In the U.S. we announced a settlement with the Authors Guild and the Association of American Publishers. However, this class action settlement is subject to approval by the U.S. District Court for the Southern District of New York, and we may be subject to additional claims with respect to Google Book Search both in the U.S. and in other parts of the world. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements or orders preventing us from offering certain functionalities, and may also result in a change in our business practices, which could result in a loss of revenues for us or otherwise harm our business. In addition, any time one of our products or services links to or hosts material in which others allegedly own copyrights, we face the risk of being sued for copyright infringement or related claims. Because these products and services comprise the majority of our products and services, the risk of harm from such lawsuits could be substantial.

We have also had patent lawsuits filed against us alleging that certain of our products and services, including Google Web Search, Google AdWords, Google AdSense, Google Talk and Google Chrome, infringe patents held by others. In addition, the number of demands for license fees and the dollar amounts associated with each request continue to increase. Adverse results in these lawsuits, or our decision to license patents based upon these demands, may result in substantial costs and, in the case of adverse litigation rulings, could prevent us from offering certain features, functionalities, products or services, which could result in a loss of revenues for us or otherwise harm our business.

Privacy concerns relating to our technology could damage our reputation and deter current and potential users from using our products and services.

From time to time, concerns have been expressed about whether our products and services compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business.

In addition, as nearly all of our products and services are web based, the amount of data we store for our users on our servers (including personal information) has been increasing. Any systems failure or compromise of our security that results in the release of our users’ data could seriously limit the adoption of our products and services as well as harm our reputation and brand and, therefore, our business. We may also need to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of web based products and services we offer as well as increase the number of countries where we operate.

Regulatory authorities around the world are considering a number of legislative proposals concerning data protection. In addition, the interpretation and application of data protection laws in Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

A variety of new and existing U.S. and foreign laws could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S. and abroad that are costly to comply with, can result in negative publicity and diversion of management time and effort, and can subject us to claims or other remedies. Many of these laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. The laws that do reference the internet are being interpreted by the courts, but their applicability and scope remain uncertain. For example, the laws relating to the liability of providers of online services are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement or other theories based on the nature and content of the materials searched and the ads posted by our users, our products and services, or content generated by our users.

In addition, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. Various U.S. and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. We face similar risks and costs as our products and services are offered in international markets and may be subject to additional regulations.

We are subject to increased regulatory scrutiny that may negatively impact our business.

The growth of our company and our expansion into a variety of new fields implicate a variety of new regulatory issues and may subject us to increased regulatory scrutiny, particularly in the U.S. and Europe. Moreover, our competitors have employed and will likely continue to employ significant resources to shape the legal and regulatory regimes in countries where we have significant operations. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that make our products and services less useful to our users, require us to incur substantial costs, or change our business practices. These changes or increased costs could negatively impact our business.

More individuals are using non-PC devices to access the internet. If users of these devices do not widely adopt versions of our web search technology, products or operating systems developed for these devices, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile telephones, personal digital assistants (PDAs), smart phones, handheld computers and video game consoles, as well as television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality and memory associated with alternative devices make the use of our products and services through such devices more difficult and the versions of our products and services developed for these devices may not be compelling to users, manufacturers or distributors of alternative devices. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. As we have limited experience to date in operating versions of our products and services, including Google Mobile and Android, developed or optimized for users of alternative devices and as new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support and maintenance of such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors and users to our products and services or if we are slow to develop products and technologies that are more compatible with non-PC devices, we will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

Our business may be adversely affected by malicious applications that interfere with, or exploit security flaws in, our products and services.

Our business may be adversely affected by malicious applications that make changes to our users’ computers and interfere with the Google experience. These applications have in the past attempted, and may in the future attempt, to change our users’ internet experience, including hijacking queries to Google.com, altering or replacing Google search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Google. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, we offer a number of products and services that our users download to their computers or that they rely on to store information and transmit information to others over the internet. These products and services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user’s computer or in our computer systems and networks. The ability to reach users and provide them with a superior experience is critical to our success. If our efforts to combat these malicious applications are unsuccessful, or if our products and services have actual or perceived vulnerabilities, our reputation may be harmed and our user traffic could decline, which would damage our business.

Proprietary document formats may limit the effectiveness of our search technology by preventing our technology from accessing the content of documents in such formats, which could limit the effectiveness of our products and services.

A large amount of information on the internet is provided in proprietary document formats such as Microsoft Word. These proprietary document formats may limit the effectiveness of our search technology by preventing our technology from accessing the content of such documents. The providers of the software application used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology. This would mean that the document contents would not be included in our search results even if the contents were directly relevant to a search. The software providers may also seek to require us to pay them royalties in exchange for giving us the ability to search documents in their format. If a software provider also competes with us in the search business, it may give its search technologies, or the technologies of our competitors, a preferential ability to search documents in its proprietary format. Any of these results could harm our brand and our operating results.

New technologies could block our ads, which would harm our business.

Technologies have been developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could adversely affect our operating results.

If we fail to detect click fraud or other invalid clicks, we could face additional litigation as well as lose the confidence of our advertisers, which would cause our business to suffer.

We are exposed to the risk of fraudulent clicks and other invalid clicks on our ads from a variety of potential sources. We have regularly refunded fees that our advertisers have paid to us that were later attributed to click fraud and other invalid clicks, and we expect to do so in the future. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on a Google AdWords ad displayed on a web site for a reason other than to view the underlying content. While we have implemented systems to identify and reduce fraudulent and invalid clicks, an increase in refunds could negatively affect our profitability and damage our brand.

Interruption or failure of our information technology and communications systems could hurt our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

The availability of our products and services depends on the continuing operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage, intentional acts of vandalism and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities. Any errors or vulnerabilities in our products and services, or damage to or failure of our systems could result in interruptions in our services, which could reduce our revenues and profits, and damage our brand.

Index spammers could harm the integrity of our web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our web search results. For example, because our web search technology ranks a web page’s relevance based in part on the importance of the web sites that link to it, people have attempted to link a group of web sites together to manipulate web search results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

If we were to lose the services of Eric, Larry, Sergey or other members of our senior management team, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our CEO, Eric Schmidt, and our founders, Larry Page and Sergey Brin, are critical to the overall management of Google as well as the development of our technology, our culture and our strategic direction. All of our executive officers and key employees are at-will employees, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel, hire qualified personnel or maintain our corporate culture, we may not be able to grow effectively.

Our performance largely depends on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and certain of our competitors have directly targeted our employees. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

In addition, we believe that our corporate culture fosters innovation, creativity and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of users, advertisers and Google Network members, and cause us to incur expenses to make architectural changes.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computing power we will need. We have spent and expect to continue to spend substantial amounts on the purchase and lease of data centers and equipment and the upgrade of our technology and network infrastructure to handle increased traffic on our web sites and to roll out new products and services. This expansion is expensive and complex and could result in inefficiencies or operational failures. If we do not expand successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and our users’ experience could decline. This could damage our reputation and lead us to lose current and potential users, advertisers and Google Network members. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

We rely on bandwidth providers, data centers and others in providing products and services to our users, and any failure or interruption in the services and products provided by these third parties could damage our reputation and harm our ability to operate our business.

We rely on vendors, including data center and bandwidth providers, in providing products and services to our users. Any disruption in the network access or colocation services provided by these providers or any failure of these providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business. We exercise little control over these vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases to facilitate aspects of our data center and connectivity operations including internet traffic management services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays in connection with these technologies and information services could harm our relationship with users, adversely affect our brand and expose us to liabilities.

Our business depends on continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers.

Our products and services depend on the ability of our users to access the internet, and certain of our products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant and increasing market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings. While interference with access to our popular products and services seems unlikely, such carrier interference could result in a loss of existing users and advertisers and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenues and growth.

To the extent our revenues are paid in foreign currencies, and currency exchange rates become unfavorable, we may lose some of the economic value of the revenues in U.S. dollar terms.

As we expand our international operations, more of our customers may pay us in foreign currencies. Since we conduct business in currencies other than U.S. dollars but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. For instance, if currency exchange rates were to change unfavorably, the U.S. dollar equivalent of our operating income recorded in foreign currencies would be diminished. Hedging strategies, such as forward contracts, options and foreign exchange swaps that we have implemented or may implement to mitigate this risk may not reduce or completely offset our exposure to foreign exchange fluctuations. Additionally, hedging programs expose us to risks that could adversely affect our financial results, including the following:

•	We have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

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We may be unable to hedge currency risk for some transactions or match the accounting for the hedge with the exposure because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures.

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We may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to fully offset our exposure.

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We may determine that the cost of acquiring a foreign exchange hedging instrument outweighs the benefit we expect to derive from the derivative, in which case we would not purchase the derivative and would be exposed to unfavorable changes in currency exchange rates.

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To the extent we recognize a gain on a hedge transaction in one of our subsidiaries that is subject to a high statutory tax rate, and a loss on the related hedged transaction that is subject to a lower rate, our effective tax rate would be higher.

•	Significant fluctuations in foreign exchange rates could greatly increase our hedging costs.

We rely on outside providers for our worldwide billing, collection, payment processing and payroll. If these outside service providers are not able to fulfill their service obligations, our business and operations could be disrupted and our operating results could be harmed.

Outside providers perform various functions for us, such as worldwide billing, collection, payment processing and payroll. These functions are critical to our operations and involve sensitive interactions between us and our advertisers, Google Network members and employees. Although we have implemented service level agreements and have established monitoring controls, if we do not successfully manage our service providers or if the service providers do not perform satisfactorily to agreed-upon service levels, our operations could be disrupted resulting in advertiser, partner or employee dissatisfaction. In addition, our business, reputation and operating results could be adversely affected.

We may have exposure to greater than anticipated tax liabilities.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, as a result of gains on our foreign exchange risk management program, or changes in tax laws, regulations, accounting principles or interpretations thereof. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Risks Related to Ownership of Google’s Common Stock

The trading price for our Class A Common Stock has been and may continue to be volatile.

The trading price of our Class A Common Stock has been volatile since our initial public offering and will likely continue to be volatile. The trading price of our Class A Common Stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

•	Recommendations by securities analysts or changes in earnings estimates.

•	Announcements about our earnings that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on earnings.

•	Announcements by our competitors of their earnings that are not in line with analyst expectations.

•	The volume of shares of Class A Common Stock available for public sale.

•	Sales of stock by us or by our stockholders.

•	Short sales, hedging and other derivative transactions on shares of our Class A Common Stock (including derivative transactions under our TSO program).

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our Class A Common Stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class-action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The concentration of our capital stock ownership with our founders, executive officers and our directors and their affiliates will limit our stockholders’ ability to influence corporate matters.

Our Class B Common Stock has 10 votes per share and our Class A Common Stock has one vote per share. As of September 30, 2009, our founders, executive officers and directors (and their affiliates) together owned shares of Class A Common Stock, Class B Common Stock and other equity interests representing approximately 71% of the voting power of our outstanding capital stock. In particular, as of September 30, 2009, our two founders and our CEO, Larry, Sergey and Eric, owned approximately 90% of our outstanding Class B Common Stock, representing approximately 68% of the voting power of our outstanding capital stock. Larry, Sergey and Eric therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control limits our stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Class A Common Stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

Our certificate of incorporation provides for a dual class common stock structure. As a result of this structure our founders, executives and employees have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

•

Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•

Our stockholders may not act by written consent. As a result, a holder or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting.

•	Our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•

Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

THE ON2 SPECIAL MEETING

Time, Date and Place

The special meeting of On2 stockholders will be held on [                ], 2009 at [        ], local time, at the Comfort Suites in Venetian Room I at 7 Northside Drive, Clifton Park, NY 12065.

Matters to Be Considered

The purpose of the special meeting is to vote on the merger proposal and the adjournment proposal.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of On2 Common Stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should submit a proxy to have your shares voted at the special meeting by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card and following the recorded instructions or (iii) using the internet voting instructions on your proxy card, to ensure that your shares are voted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. If you are a stockholder of record and are submitting a proxy by telephone or via the internet, your voting instructions must be received prior to the time the vote is taken at the special meeting. If you have internet access, we encourage you to submit a proxy via the internet.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, changing your vote by telephone or the internet, delivering a written revocation letter to On2’s Corporate Secretary, or by attending the special meeting in person, notifying On2’s Corporate Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying On2’s Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

On2 Technologies, Inc.

3 Corporate Drive, Suite 100

Clifton Park, NY 12065

Attention: Corporate Secretary

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions. Regardless of when you submit your proxy, all valid proxies received will relate to all shares of On2 Common Stock owned within the same account as of the voting record date.

If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger proposal and a vote against the adjournment proposal. This is because abstentions are treated as present and entitled to vote for purposes of determining the aggregate number of shares that are entitled to vote, but do not count towards the affirmative votes required to approve the proposals.

Under the rules of the NYSE Amex, brokers who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approving non-routine matters such as the merger proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to herein generally as “broker non-votes.” Broker non-votes, if any, will be counted for purposes of determining a quorum but will have the same effect as a vote against the merger proposal because approval of the merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of On2 Common Stock entitled to vote on the merger proposal. Because the adjournment proposal is also considered non-routine for purposes of the special meeting, a broker non-vote on the adjournment proposal will have the effect of neither a vote for nor a vote against the adjournment proposal, as approval of the adjournment proposal only requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting, and a broker non-vote is not treated as present in person or represented by proxy and entitled to vote at the special meeting.

No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

On2 stockholders should not send their On2 stock certificates with their proxy cards. After the merger is completed, a bank or trust company, selected by Google to act as the exchange agent and reasonably acceptable to On2, will mail to holders of On2 Common Stock a transmittal form with instructions on how to exchange their On2 stock certificates for the merger consideration.

Solicitation of Proxies

Since many On2 stockholders may be unable to attend the special meeting, On2’s board of directors is soliciting proxies to be voted at the special meeting to give each stockholder an opportunity to vote on all matters scheduled to come before the special meeting and set forth in this proxy statement/prospectus. On2’s board of directors is asking stockholders to designate Tim Reusing and Wayne Boomer, or either one of them, as their proxies.

Google will pay the costs of printing and mailing this proxy statement/prospectus to On2’s stockholders and, in the case of On2 stockholders who acquire shares after the notice record date and are stockholders of record as of the voting record date, the documents incorporated herein by reference (excluding certain exhibits). On2 will pay all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors, including the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, On2 will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of On2 Common Stock and secure their voting instructions. On2 will reimburse the record holders for their reasonable expenses in taking those actions. On2 has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies and tabulating votes and has agreed to pay it a fee not to exceed $30,000, plus reasonable expenses and related charges for these services. If necessary, On2 may use several of its directors, executive officers and employees, who will not be specially compensated, to solicit proxies from On2 stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Dates

The close of business on October 20, 2009 has been fixed as the record date for determining the On2 stockholders entitled to receive notice of the special meeting, referred to herein as the notice record date. The close of business on [                    ], 2009 has been fixed as the record date for determining the On2 stockholders entitled to vote at the special meeting in person or by proxy, referred to herein as the voting record date. As of the notice record date, 179,575,296 shares of On2 Common Stock were outstanding, held by approximately 370 registered holders.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of On2 Common Stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of On2 Common Stock entitled to vote at the special meeting in person or by proxy. You are entitled to one vote for each share of On2 Common Stock you held as of the voting record date.

Because the affirmative vote of the holders of a majority of the outstanding shares of On2 Common Stock entitled to vote at the special meeting in person or by proxy is needed for us to proceed with the merger contemplated by the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the approval of the merger proposal. Abstentions and broker non-votes also will have the same effect as a vote against the approval of the merger proposal. Accordingly, the On2 board of directors urges On2 stockholders to promptly submit a proxy to have your shares voted at the special meeting by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card and following the recorded instructions or (iii) using the internet voting instructions on your proxy card, or, if you hold your stock in “street name” through a bank, broker or other nominee, by following the voting instructions of your bank, broker or other nominee.

Approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote thereon. Therefore, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the adjournment proposal because such shares are not considered present in person or represented by proxy and entitled to vote on the adjournment proposal.

Stockholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Innisfree M&A Incorporated.

As of October 20, 2009, directors and executive officers of On2, and their affiliates, had the right to vote 6,328,168 shares of On2 Common Stock, or 3.52% of the outstanding On2 Common Stock at that date.

Recommendation of the On2 Board of Directors

The On2 board of directors has approved the merger agreement and the transactions contemplated thereby. The On2 board of directors determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of On2 and its stockholders and recommends that you vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal. See “The Merger—Reasons for the Merger; Recommendation of the On2 Board of Directors” on page 53 for a more detailed discussion of the On2 board of directors’ recommendation.

Attending the Meeting

All holders of On2 Common Stock, including stockholders of record as of the voting record date and stockholders who hold their shares through banks, brokers, nominees or any other holder of record as of the voting record date, are invited to attend the special meeting. Stockholders of record as of the voting record date can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. If you do not have proper proof of share ownership and/or proper photo identification, you will not be admitted to the special meeting.

Voting By Telephone or Via the Internet

In addition to submitting the proxy card to have your shares voted at the special meeting or voting in person at the special meeting, On2 stockholders who hold their shares as stockholders of record also may submit a proxy to have their shares voted at the special meeting by using the telephone number on the proxy card and following the recorded instructions or using the internet voting instructions on the proxy card. If you are submitting a proxy by telephone or via the internet, your voting instructions must be received prior to the time the vote is taken at the special meeting. If you have internet access, we encourage you to submit a proxy via the internet.

On2 stockholders who hold their shares in “street name” through a bank, broker or other nominee generally may also submit a proxy by telephone or internet to have their shares voted at the special meeting. If telephone or internet voting is permitted, you must follow the telephone or internet instructions provided by the bank, broker or other nominee.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies if On2 has not received sufficient votes to approve the merger proposal at the special meeting. Any adjournments may be made without notice, other than an announcement at the special meeting, by approval of the affirmative vote of holders of at least a majority of shares of On2 Common Stock who are present in person or represented by proxy at the special meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

At any time prior to convening the special meeting, On2’s board of directors may postpone the special meeting for any reason without the approval of On2 stockholders. If postponed, On2 will provide notice of the new meeting date as required by law. Although it is not currently expected, On2’s board of directors may postpone the special meeting for the purpose of soliciting additional proxies if On2 has not received sufficient proxies to constitute a quorum or sufficient votes for adoption of the merger agreement. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Other Matters

As of the date of this proxy statement/prospectus, the On2 board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment.

Questions and Additional Information

On2 stockholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger, including the procedures for voting their shares of On2 Common Stock, should contact:

On2’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free at: (877) 456-3488

Banks and Brokers Call Collect at: (212) 750-5833

or On2:

On2 Technologies, Inc.

3 Corporate Drive, Suite 100

Clifton Park, NY 12065

Attention: Investor Relations

Telephone: (518) 348-0099

INFORMATION ABOUT THE COMPANIES

Google Inc.

Google, a Delaware corporation, was established in 1998. Google’s innovative search technologies connect millions of people around the world with information every day. Founded by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia.

Google Class A Common Stock is traded on The Nasdaq Global Select Market under the symbol “GOOG.” The principal executive offices of Google are located at 1600 Amphitheatre Parkway, Mountain View, CA 94043, and its telephone number is (650) 253-0000.

Additional information about Google and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 118.

Oxide Inc.

Oxide Inc., a Delaware corporation and wholly owned subsidiary of Google, was formed solely for the purpose of consummating the merger. Oxide Inc. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Oxide Inc. are located at 1600 Amphitheatre Parkway, Mountain View, CA 94043, and its telephone number is (650) 253-0000.

On2 Technologies, Inc.

On2, a Delaware corporation, was incorporated in Delaware in 1992. On2 creates advanced video compression technologies that power the video in today’s leading desktop and mobile applications and devices. On2 customers include Adobe, Skype, Nokia, Infineon, Sun Microsystems, Mediatek, Sony, Brightcove and Move Networks. On2 is also an industry leader in server-based video transcoding software. The On2 VP6 video format provides web and HD-quality video for leading sites such as Hulu, Vimeo, Yahoo! Video, Dailymotion, CCTV.com, 56.com, Tudou.com and Eurosport.com.

On2 Common Stock is traded on the NYSE Amex under the symbol “ONT.” The principal executive offices of On2 are located at 3 Corporate Drive, Suite 100, Clifton Park, NY 12065, and its telephone number is (518) 348-0099.

Additional information about On2 and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 118.

ON2 PROPOSAL 1—THE MERGER

Background of the Merger

In the course of On2’s business, representatives of On2 regularly engage in discussions with existing and potential customers, market participants, content distributors and others regarding its products, technology and the video codec industry generally. Since 2005, when On2 licensed On2’s Flix Engine product to Google, representatives of On2 had from time to time held informal discussions with representatives of Google regarding On2’s technology and products.

Beginning in late October 2008, On2 and Google had more frequent discussions regarding On2’s technology and products and, on November 10, 2008, executed a mutual confidentiality and nondisclosure agreement pursuant to which On2 provided Google with a level of access to technical information related to its VP8 technology consistent with the level and type of information On2 would provide to unrelated third parties interested in discussing a license agreement involving On2’s technology. Between late 2008 and March 6, 2009, representatives of Google had a number of discussions with representatives of On2, including Mr. Frost, On2’s interim Chief Executive Officer and Chief Operating Officer, Mr. Reusing, On2’s General Counsel, and certain of On2’s senior engineers, including the key On2 engineers, regarding On2’s technology and products, primarily with respect to On2’s VP8 technology, but also with respect to its Flix and other VPx products and its Hantro solutions group. These discussions also addressed a potential licensing of On2’s products by Google or a joint development transaction between On2 and Google, and led to On2 making available to Google its VP8 SDK product as well as a number of its Flix and other SDK products for evaluation and testing.

On March 6, 2009, after extensive testing of On2’s products, representatives of Google met with representatives of On2 in New York City to discuss the results of the testing and Google’s intentions for a future relationship with On2. At that meeting, in addition to discussing On2’s technology and products, Google indicated that it was interested in a transaction whereby On2 would become a part of Google, rather than a license or joint development transaction. Google also requested that On2 provide it with limited due diligence materials so that it could explore the possibility of a transaction whereby On2 would become a part of Google.

At that meeting, representatives of On2 stated that, while On2 was not for sale, they would discuss Google’s interest with the On2 board of directors. Moreover, in an attempt to persuade Google to propose as high a price as possible were it to make an offer, representatives of On2 said that they expected that, if the On2 board of directors were interested in a business combination transaction, it would likely only be interested at a value significantly higher than the current market price and at levels more consistent with historical trading prices. They also indicated that, to even enter into exploratory discussions regarding a potential business combination transaction (if the On2 board of directors approved doing so), Google would need to agree, among other things, not to solicit for employment On2’s key employees. On2 also raised the notion of Google entering into a standstill agreement limiting Google’s ability to take certain actions without On2’s consent.

On March 8, 2009, Messrs. Frost and Reusing met with representatives of Covington, On2’s financial advisor, to discuss the merits of a potential business combination transaction involving On2 and Google. On2 had previously retained Covington in connection with its efforts to explore strategic alternatives for On2’s Finnish subsidiary, On2 Technologies Finland Oy, which operates On2’s Hantro products business, and subsequently modified the terms of its engagement with Covington to include a potential business combination transaction with Google. For a description of the material terms of On2’s engagement of Covington, see the section captioned “Opinion of Covington Associates, LLC” beginning on page 57.

On March 9, 2009, the On2 board of directors met to discuss Google’s expression of possible interest in a business combination. Messrs. Frost and Reusing reviewed the status of discussions with representatives of Google regarding Google’s potential interest in pursuing a business combination but noted that no offer or specific terms had been proposed to date. Messrs. Frost and Reusing also described their meeting with Google, including the content of the discussions with Google at that meeting. At the conclusion of the meeting of the On2 board of directors, the On2 board of directors confirmed that, while it had not been seeking a sale of On2 and had made no decision to sell On2, it would be willing to provide additional limited information to Google relating to the scope and status of On2’s intellectual property rights and its technology and business and that, should Google elect to proceed with an offer that the On2 board of directors found might be attractive to On2’s stockholders, a business combination transaction with Google could merit further consideration. As such, the On2 board of directors authorized management to continue discussions with, and provide the limited requested information to, Google, while making clear to Google that the On2 board of directors had not made a decision to sell On2.

On March 11, 2009, Mr. Reusing had discussions with a representative of Google regarding the need for a non-solicitation agreement under which Google would agree not to solicit for employment On2’s key employees and a standstill agreement in the event that Google was given access to additional due diligence materials beyond the limited information it had requested to that point or if Google elected to proceed with an offer.

On or about March 13, 2009, Mr. Reusing had discussions with various members of On2’s board of directors, representatives of Covington and Hogan & Hartson LLP, referred to herein as Hogan & Hartson, On2’s outside counsel, regarding the non-solicitation agreement with respect to key employees of On2 and the desirability of a standstill agreement if Google was given access to additional due diligence materials beyond the limited information it had requested to that point or if Google elected to proceed with an offer.

On or about March 14, 2009, Messrs. Frost and Reusing met with representatives of Covington to review the status of discussions with Google regarding a potential business combination transaction involving On2 and Google.

On March 15, 2009, Mr. Reusing updated the On2 board of directors on the status of discussions with representatives of Google, including Google’s refusal to agree to a standstill agreement at that time. That same day, Messrs. Frost and Reusing, and Mr. Mike Savello, On2’s Senior Vice-President, Global Sales, met with representatives of Covington to review and revise materials for discussion with Google.

On March 17, 2009, On2 and Google executed a revised mutual confidentiality and nondisclosure agreement containing, among other things, a non-solicitation provision that, subject to certain exceptions, restricted Google’s ability to make offers of employment to the key On2 engineers and Messrs. Frost and Reusing.

On March 18, 2009, representatives of On2 met with representatives of Google to discuss On2’s technology and products and the video codec industry in general.

On or about March 25, 2009, Messrs. Frost and Reusing had discussions with representatives of Covington to review the status of discussions with Google regarding a potential business combination transaction involving On2 and Google.

On April 1, 2009, Messrs. Frost and Reusing met with representatives of Google. At the meeting, Google again stated that it was interested in a transaction under which On2 would become part of Google rather than a license of On2’s VPx codec technology. Google’s representatives stated orally that Google would be willing to acquire On2 at a price range of $0.45 to $0.50 per share of On2 Common Stock. At the meeting, Messrs. Frost and Reusing stated their belief that the On2 board of directors would not be interested in a business combination transaction at that price. Nevertheless, Messrs. Frost and Reusing agreed to discuss Google’s oral indication of interest with the On2 board of directors. The closing price of On2 Common Stock on March 31, 2009, the day prior to the receipt of Google’s oral indication of interest, was $0.29 per share.

On April 2, 2009, the On2 board of directors met to discuss, among other things, Google’s oral indication of interest in a potential business combination. Early in the meeting, the On2 board of directors was made aware that one of its directors, Afsaneh Naimollah, had an arrangement with Covington under which Covington agreed to supervise the broker-dealer activities of Ms. Naimollah. Although it was concluded, after consultation with counsel, that Ms. Naimollah’s relationship with Covington should be viewed as that of an independent contractor and that Ms. Naimollah’s relationship with Covington would not preclude a finding that she is independent under the rules of the NYSE Amex, the SEC or the Audit Committee of the On2 board of directors, and that as such Ms. Naimollah’s recusal would not be necessary given the limited nature of the relationship, Ms. Naimollah volunteered to recuse herself from, among other things, Covington-related matters and to abstain from any voting regarding the engagement of Covington by On2 and any voting relating to a potential business combination transaction involving On2 and Google if such transaction should come to fruition. Following discussion, the On2 board of directors accepted Ms. Naimollah’s abstention/recusal proposal. The board of directors requested, however, that she continue to participate in discussions regarding any potential transaction with Google even though she would abstain from voting upon such a transaction. Mr. Frost then reviewed with the On2 board of directors the status of discussions with representatives of Google regarding Google’s potential interest in pursuing a business combination, noting Google’s indication of a potential offer price in the range of $0.45 to $0.50 per share. Mr. Frost noted that the representatives of Google had stated a desire to effect a cash transaction but also expressed a willingness to consider a stock transaction. A representative of Hogan & Hartson then reviewed with the members of the On2 board of directors their fiduciary duties in the context of a potential business combination transaction. After such discussion, the On2 board of directors authorized representatives of Covington to contact representatives of Google to gather more information about Google’s oral indication of interest in a potential business combination transaction, while again making it clear to the representatives of Google that the On2 board of directors had not decided to sell On2.

On April 8, 2009, representatives of Hogan & Hartson and Richards, Layton & Finger, P.A., referred to herein as Richards Layton, On2’s Delaware counsel, met telephonically with Mr. Reusing to further discuss considerations related to the fiduciary duties of the On2 board of directors and other aspects of Google’s indication of interest.

On April 9, 2009, representatives of Covington met with representatives of Google. As instructed by the On2 board of directors, the representatives of Covington informed the representatives of Google that the On2 board of directors had not decided to sell On2, and that the representatives of Covington were merely gathering more information regarding Google’s oral indication of interest.

On April 10, 2009, the On2 board of directors again met to discuss the oral indication of interest from Google. A representative of Covington reviewed the status of discussions with representatives of Google regarding Google’s potential interest in pursuing a business combination, specifically discussing the meeting with representatives of Google on April 9, 2009 and noting that Google was insistent that, as a condition to proceeding with negotiating any such transaction, On2 would have to agree to negotiate exclusively with Google. A representative of Covington also advised the On2 board of directors that, based on Covington’s preliminary analysis, the price range of $0.45 to $0.50 per share offered by Google would likely be fair from a financial point of view, subject to the final terms of the offer. The On2 board of directors requested that Covington complete its analysis. The On2 board of directors also discussed, were it to consider a business combination transaction with Google, the potential advantages to the stockholders of On2 receiving shares of Google stock as opposed to cash. A representative of Hogan & Hartson, with input from a representative of Richards Layton, once again reviewed with the members of the On2 board of directors their fiduciary duties and other related legal considerations in the context of such a potential business combination. In that context, the On2 board of directors also discussed, were it to consider a business combination transaction with Google, whether to contact other third parties that might be potential candidates for a business combination or similar transaction (referred to as a pre-signing market check). The On2 board of directors expressed concern that some of the most likely interested third parties would be parties who are existing customers of On2, and such customers, as well as other customers and potential future customers who might learn that On2 is considering a sale or other significant corporate transaction, whether through direct contact with them or the risk of any process or contact with other third parties becoming publicly known, would likely react negatively to news that On2 was for sale. The On2 board of directors further believed that the associated uncertainty relating to On2’s future could result in customer loss and also be a detriment to relations with key employees of On2. At the conclusion of the meeting, the On2 board of directors authorized management to contact representatives of Google to inform them that the On2 board of directors had met to discuss Google’s oral indication of interest, and that a response could be expected within the next several days.

On April 13, 2009, Mr. Reusing telephoned a representative of Google to inform him that the On2 board of directors had met and that a response would be provided to Google within the next several days.

On April 15, 2009, the On2 board of directors met to discuss further the oral indication of interest from Google. Mr. Frost, with the participation of a representative of Covington, reviewed the results of the analysis performed by management and Covington regarding On2’s strengths, weaknesses, opportunities and challenges. A representative of Covington then reviewed the results of Covington’s preliminary financial analysis, a preliminary draft of which was provided to the On2 board of directors on April 12, 2009, including analyses of selected publicly traded companies, selected merger and acquisition transactions and discounted cash flows. A representative of Covington confirmed with the On2 board of directors that, based on Covington’s preliminary analysis, the price range of $0.45 to $0.50 per share offered by Google would likely be fair from a financial point of view, subject to the final terms of the offer. Representatives of Covington next reviewed On2’s potential responses to Google, and a representative of Hogan & Hartson, with input from a representative of Richards Layton, reviewed the fiduciary duties of the On2 board of directors. The On2 board of directors then engaged in a discussion regarding Google’s oral indication of interest and, were it to consider a business combination transaction with Google, whether to conduct a pre-signing market check. The On2 board of directors continued to express concern that doing so could result in significant detriment to relations with customers and key employees and therefore to On2’s business. The On2 board of directors further discussed and considered the likelihood of potential third parties interested in a business combination or similar transaction with On2 emerging through a pre-signing market check. The On2 board of directors also considered management’s and Covington’s observations that many of On2’s customers are familiar with On2’s business and that there had been a lack of interest expressed regarding a business combination or similar transaction in conversations over the years between On2’s management and corporate development professionals at some of On2’s customers. The On2 board of directors also considered the possibility of other parties expressing an interest in a business combination or similar transaction after the public announcement of a transaction with Google, and discussed the ability to affect a post-announcement market check by including in any merger agreement, were one to be entered into, provisions that would allow On2 to provide information to, and engage in discussions and negotiations with, unsolicited third parties and related provisions relating to any emergence of post-announcement expressions of interest from third parties. After further discussion, including discussion as to On2’s business, Google’s oral indication of interest, and the potential value Covington and management believed Google would potentially offer based on their discussions to date, the On2 board of directors instructed management to continue discussions with Google.

On April 16, 2009, the On2 board of directors met again to discuss the oral indication of interest from Google, particularly so as to update two directors who were absent from all or a portion of the prior day’s meeting. Mr. Frost reviewed the discussions held at the April 15, 2009 meeting of the On2 board of directors, and a representative of Hogan & Hartson reviewed the fiduciary duties of the board of directors in connection with its exploration of Google’s oral indication of interest in the event that the On2 board of directors decided to enter into a business combination transaction with Google. The On2 board of directors again discussed the customer- and business-related risks of conducting a pre-signing market check, including the possibility that Google, given its request for exclusivity, would terminate discussions of a potential business combination transaction were On2 to conduct a pre-signing market check. After further discussion, including consultation with its financial advisors and counsel, the On2 board of directors again instructed management to continue discussions with Google and authorized Mr. Frost and representatives of Covington to inform representatives of Google that the On2 board of directors would be willing to explore a business combination transaction in the range of $0.80 to $0.90 per share.

On April 16, 2009, Mr. Frost and representatives of Covington telephoned representatives of Google and informed them that the On2 board of directors would be willing to explore a business combination transaction in the $0.80 to $0.90 per share range.

On April 22, 2009, a representative of Covington was informed by representatives of Google that Google was still discussing the potential business combination transaction with On2 internally and would provide an update with more conclusive information when available.

On April 24, 2009, representatives of Google telephoned representatives of Covington to state that On2’s proposal of $0.80 to $0.90 per share range was not acceptable to Google. Mr. Frost and representatives of Covington agreed to continue discussions with representatives of Google in support of a potential valuation of $0.80 to $0.90 per share.

On April 28, 2009, Mr. Frost and representatives of Covington met with representatives of Google to discuss On2’s technology and business prospects. The representatives of Google agreed to present the information to Google’s senior management and to provide a response to On2 by May 4, 2009.

On May 4, 2009, representatives of Google telephoned representatives of Covington and stated that Google’s senior management would need to re-review the potential business combination transaction to consider the possibility of increasing the offer price.

On May 5, 2009, the On2 board of directors met to discuss, among other things, a potential business combination with Google. Mr. Frost reviewed the status of discussions with representatives of Google regarding Google’s potential interest in pursuing a business combination, noting that, before considering an increase in the offer price, Google’s senior management had requested the Google deal team re-present the potential business combination transaction, including an evaluation of alternative routes for Google to develop or acquire advanced video compression technology.

On May 14, 2009, a representative of Google indicated to Mr. Frost and representatives of Covington that a formal offer from Google would likely be forthcoming within the week, pending resolution by Google’s senior management, in consultation with Google’s board of directors.

On May 20, 2009, Mr. Frost received a non-binding written offer from Google offering to purchase all of the outstanding shares of On2 Common Stock for a price of $0.60 per share in cash, which represented a premium of approximately 27% above the midpoint of the original offer by Google of $0.45 to $0.50 per share of On2 Common Stock, subject to, among other things, confirmatory due diligence. This offer was conditioned upon On2 agreeing to a limited period of exclusive negotiations with Google and was accompanied by a draft exclusivity agreement. The closing price of On2 Common Stock on May 19, 2009, the day prior to the receipt of Google’s written offer, was $0.43 per share.

On May 21, 2009, the On2 board of directors met to discuss Google’s written offer. Representatives of Hogan & Hartson and Richards Layton reviewed the fiduciary duties of the On2 board of directors in connection with its receipt of Google’s written offer, as well as the fiduciary duties of the On2 board of directors in the event that it determined to engage in a business combination transaction with Google. Messrs. Frost and Reusing and representatives of Covington then reviewed the discussions leading up to receipt of Google’s written offer as well as the particular terms of the written offer and the exclusivity agreement. A representative of Covington also advised that, based on Covington’s preliminary analysis, the price of $0.60 per share in cash offered by Google would likely be fair from a financial point of view, subject to the final terms of the offer. A representative of Covington further noted his understanding that this was Google’s last and final offer and that there was little room for negotiation of price, but that he believed based on prior discussions with representatives of Google that Google would likely have flexibility on the form of consideration and would likely be willing to offer Google stock instead of cash. The On2 board of directors engaged in discussions regarding Google’s written offer, including the value of Google’s written offer as well as premiums implied by the offer. The On2 board of directors then engaged in a discussion regarding Google’s insistence on a limited exclusive negotiating period and whether to conduct a market check prior to signing an exclusivity agreement with Google. The On2 board of directors continued to express concern that a pre-signing market check raised a risk of significant detriment to On2’s relations with its customers and to its business and that, as such, a limited exclusive negotiation period might be acceptable. The On2 board of directors also discussed employee matters, including the importance of ensuring that, in a potential pending business combination transaction with Google, all On2 employees be properly incented to remain as employees of On2 during the period between the announcement of a business combination transaction and its closing (particularly in light of anticipated employee concerns about whether Google would retain On2’s employees), and of not allowing Google to engage in substantive discussions with On2 employees regarding employment with Google unless and until negotiations on price and other material terms were substantially complete. Representatives of Hogan & Hartson and Richards Layton again discussed the fiduciary duties of the On2 board of directors and the various processes the On2 board of directors might adopt. One director was not in attendance at this meeting of the On2 board of directors. After further discussion, the On2 board of directors authorized management to inform Google that the entire On2 board of directors would need to meet to review the written offer and to conduct its process.

On May 25, 2009, the full On2 board of directors met to discuss Google’s written offer. Mr. Frost and representatives of Covington reviewed the results of Covington’s updated financial analysis, including a review of the advantages to On2’s stockholders of a business combination transaction using Google stock as consideration instead of cash. Mr. Frost then reviewed Google’s proposal with respect to price and form of consideration and other material terms of Google’s offer. The On2 board of directors then engaged in a discussion. On the matter of price, the On2 board of directors believed, taking into account descriptions from Covington and On2’s management regarding their discussions with Google, that there was little if any flexibility on Google’s part and agreed to present Google with a counter-offer of $0.65 per share. On form of consideration, the On2 board of directors discussed the benefits of a stock transaction for the On2 stockholders and agreed to present Google with a counter-offer that the consideration be Google stock instead of cash.

On May 26, 2009, Mr. Frost and representatives of Covington telephoned a representative of Google to present On2’s counter-proposal, as authorized by the On2 board of directors. The representative of Google indicated that there was no flexibility on the issue of exclusivity. The representative of Google further indicated that he would need to discuss the remaining portions of On2’s counter-proposal with members of the Google deal team and management and would respond on all points following such discussions.

On June 5, 2009, a representative of Google delivered a revised non-binding written offer to On2. The revised offer consisted of $0.60 per share, payable in either cash or Google Class A Common Stock, to be determined by the parties prior to entering into a merger agreement. A representative of Google also indicated to Mr. Frost that Google had no further ability to move on price and that $0.60 per share was its final offer.

On June 5, 2009, the On2 board of directors met to discuss Google’s revised written offer. Mr. Frost and representatives from Covington reviewed the discussions with representatives of Google that had taken place since the previous meeting of the On2 board of directors. Mr. Frost and representatives of Covington reviewed the terms of Google’s revised written offer. Mr. Frost then informed the On2 board of directors that a representative of Google confirmed that Google’s offer was conditioned on exclusivity and that Google would not proceed without it, and that following further negotiations, Google had agreed to reduce the period of exclusivity to 30 days. Mr. Frost further informed the On2 board of directors that Google had agreed to a standstill agreement restricting Google’s ability to engage in a transaction with On2 without the support of On2’s board of directors, subject to certain exceptions, including the emergence of a third party offer. Representatives of Covington then reviewed the financial terms of Google’s revised written offer. Following this discussion, the On2 board of directors authorized management to negotiate and execute a letter of intent with Google regarding Google’s offer that would include the following items: the offer price of $0.60 per share, payable in Google Class A Common Stock; certain employee related matters, including that Google be able to enter into employment agreements with the key On2 engineers and other employees to be identified by Google prior to the time of signing the merger agreement; various due diligence matters and merger closing conditions; and the negotiation and execution of a definitive agreement. The On2 board of directors also authorized management to negotiate and execute with Google an exclusivity agreement with an exclusivity period terminable by On2 after July 9, 2009 and a standstill agreement. The letter of intent and these other agreements were executed on June 8, 2009. The On2 board of directors further authorized management to provide Google with due diligence information in response to Google’s requests and to begin to negotiate a merger agreement with Google, with final terms subject to approval by the On2 board of directors. At that meeting, the On2 board of directors also authorized management to engage a second financial advisor, whose fee was not tied to, or contingent upon, consummation of a transaction with Google, to provide the On2 board of directors with an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of On2 Common Stock in a transaction with Google. The On2 board of directors determined to engage such a second financial advisor based on its understanding that doing so was prudent in mergers and acquisitions transactions, particularly where the fee to be received by the incumbent financial advisor is tied to, and contingent upon, the consummation of a transaction. For a description of the material terms of On2’s engagement of Duff & Phelps, see the section captioned “Opinion of Duff & Phelps, LLC” beginning on page 66.

During the period beginning June 8, 2009 and ending the week of July 26, 2009, Google and its advisors reviewed due diligence materials relating to On2 that were made available to Google primarily in an electronic, internet-based data room, requested and reviewed additional materials relating to On2 and engaged in due diligence discussions with representatives of On2 and its advisors, and On2 and its advisors also reviewed due diligence materials related to Google.

On June 12, 2009, On2 and Google executed a revised mutual confidentiality and nondisclosure agreement that, among other things, expanded the non-solicitation provision to include, in addition to the key On2 engineers and Messrs. Frost and Reusing, certain additional key employees of On2.

On June 12, 2009, Wilson Sonsini Goodrich & Rosati, Professional Corporation, referred to herein as Wilson Sonsini, counsel to Google, delivered an initial draft of the merger agreement to On2 and Hogan & Hartson.

Between June 12 and June 18, 2009, representatives of Hogan & Hartson reviewed the terms of the initial draft of the merger agreement with management of On2, including, among other things, the non-solicitation provision, the omission of the ability of On2 to terminate the merger agreement with Google to accept a superior proposal and Google’s initial request for a termination fee of $5 million, or approximately 5.0% of the equity value of the transaction.

On June 18, 2009, Hogan & Hartson delivered proposed revisions to the draft merger agreement to Google and Wilson Sonsini.

On June 19, 2009, the Executive Committee of the On2 board of directors met to discuss, among other things, the potential business combination with Google. Mr. Frost reviewed the status of discussions with Google, including the principal terms of the draft merger agreement under negotiation.

On June 24, 2009, Messrs. Frost and Reusing and representatives from Hogan & Hartson met with representatives of Google and Wilson Sonsini. At this meeting, the participants reviewed the key terms of the most recent draft of the merger agreement. Between June 24 and July 31, 2009, Google and On2, along with their respective legal advisors, negotiated the terms of the merger agreement. Between June 24 and July 14, 2009, Messrs. Frost and Reusing kept the members of the On2 board of directors apprised of the status of negotiations with Google.

On June 27, 2009, Wilson Sonsini delivered a revised draft of the merger agreement to On2 and Hogan & Hartson.

In late June 2009, one of the key On2 engineers received an inquiry from a small to mid-cap sized publicly traded company in the semiconductor industry seeking a meeting to learn more about the video codec marketplace and to determine whether any synergies might exist with its chip business and whether this was a space in which that party “might want to make an acquisition” but also noting that this was “still a speculative concept.” The On2 board of directors was advised of such contact. In light of the exclusivity agreement with Google, On2 was constrained in its ability to respond and instructed its employees to defer any meeting. Subsequent to the execution of the merger agreement, On2 inquired whether this company was interested in exploring a transaction with respect to Hantro. The company ultimately said that it was not interested in exploring such a transaction.

From June 29 through July 7, 2009, representatives of On2 and Hogan & Hartson reviewed and negotiated the terms of the most recent draft of the merger agreement with representatives of Google and Wilson Sonsini. On July 7, 2009, Hogan & Hartson delivered a revised draft of the merger agreement to Google and Wilson Sonsini.

On July 14, 2009, the On2 board of directors met to discuss, among other things, the potential business combination with Google. Representatives of Hogan & Hartson reviewed key terms of the most recent draft of the merger agreement, including the calculation of the exchange ratio, the representations and warranties, the closing conditions, the non-solicitation provision, the matching right provision, the ability of the On2 board of directors to change its recommendation in favor of the proposed business combination and the termination and termination fee provisions. The On2 board of directors also discussed certain provisions excluded from the draft that On2 had sought to include, including a “go shop” provision that would have permitted On2 to actively solicit other potential parties interested in pursuing a strategic transaction and a provision allowing On2 to terminate the merger agreement with Google to accept a superior proposal. The On2 board of directors and its advisors determined that in the negotiations with Google, On2 would insist on a process that would permit a superior proposal from a third party to be made after the signing of the merger agreement with Google and to continue to insist that the On2 board of directors be able to consider and accept such a superior proposal and to terminate the merger agreement with Google. The On2 board of directors also determined that the amount of any termination fee must not unreasonably inhibit a third party from making a superior proposal. The On2 board of directors also emphasized the importance of obtaining reasonable certainty of closing with respect to the proposed business combination with Google in the event a merger agreement was entered into. The On2 board of directors then discussed the importance of ensuring that, in the event that a merger agreement was entered into, all employees of On2 be properly incented to remain as employees of On2 during the period between the announcement of the business combination transaction with Google and its closing in light of anticipated employee concerns about whether Google intended to retain On2’s employees. In connection with the employee-retention matters, Mr. Meyer, Chairman of the Compensation Committee of the On2 board of directors, reviewed the retention and bonus plan being developed by the Compensation Committee, under which (1) retention bonuses would be paid at the closing of the business combination transaction with Google to certain employees of On2 that the On2 board of directors believed would have to expend significant efforts to consummate the transaction and (2) severance payments would be paid to all employees of On2 (other than non-US employees who it believed would receive adequate protection under applicable foreign local labor laws) not otherwise covered under existing severance agreements with On2 in the event their employment was terminated within a specified period following consummation of a business combination transaction with Google. See “On2 Executive Officers and Directors Have Financial Interests in the Merger—On2 Technologies, Inc. Retention and Severance Plan” beginning on page 80.

On July 22, 2009, Wilson Sonsini delivered a revised draft of the merger agreement to On2 and Hogan & Hartson.

On July 24, 2009, representatives of On2 and Hogan & Hartson met with representatives of Google and Wilson Sonsini to review and negotiate outstanding issues in the most recent draft of the merger agreement and the key terms of the most recent draft of On2’s retention and bonus plan.

During the week of July 27, 2009, Google negotiated and made offers of employment to the key On2 engineers and offers of employment to Messrs. Frost and Reusing for a 12-month term, each to be effective upon closing of the proposed merger. The three key On2 engineers entered into agreements with Google on or prior to August 4, 2009, each to be effective upon closing of the proposed merger. Messrs. Frost and Reusing entered into agreements with Google subsequent to August 4, 2009, each to be effective upon closing of the proposed merger. Google negotiated the terms of each of these agreements directly with such employees and the principal terms thereof were disclosed to the On2 board of directors. For a description of the material terms of such agreements, see the section captioned “The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger” beginning on page 76.

On July 29, 2009, On2 announced that it would release financial results for the second quarter ended June 30, 2009 after market close on August 6, 2009. Such release date was selected primarily to allow management, who had been devoting a substantial portion of their time to negotiating the transaction with Google, to have time to complete negotiations with Google while at the same time finalizing materials for the release of such financial results and preparing for the related earnings call.

On July 31, 2009, the On2 board of directors met to discuss the potential business combination with Google. Mr. Frost reviewed the discussions with representatives of Google that had taken place since the previous meeting of the On2 board of directors. Representatives of Hogan & Hartson and Richards Layton then reviewed the terms of the most recent draft of the merger agreement, including the outcome of negotiations of material terms, including the deal protection, fiduciary out and termination fee issues. Among other things, representatives of Hogan & Hartson and Richards Layton informed the On2 board of directors that, while Google agreed to a non-solicitation provision containing exceptions that would permit a superior proposal from a third party to be made after the signing of the merger agreement, Google would not agree to a provision that would permit the On2 board of directors to terminate the merger agreement with Google to accept a superior proposal. The On2 board of directors would, however, be permitted to change its recommendation to On2 stockholders in favor of the merger with Google in certain circumstances, including following receipt of a superior proposal. In exchange for acceptance of Google’s position on this termination right issue, Google indicated that it would be willing to reduce the termination fee to $2 million. This termination fee compromise followed negotiation over the preceding weeks from Google’s initial proposal of $5 million, which was countered by a proposal of $1.75 million from On2, followed by a revised proposal of $3 million from Google, followed by a revised proposal of $2 million from On2 and followed by a response of $3 million from Google before this latest proposed agreement on $2 million. Representatives of Hogan & Hartson and Richards Layton further reviewed the impact of the outcome of these negotiations on the On2 board of directors’ fiduciary duties. After a discussion of such duties, the overall package of deal protection provisions and Google’s position that it would not enter into a merger agreement that included an On2 termination right to accept a superior proposal, the On2 board of directors agreed to accept Google’s compromise. The On2 board of directors also discussed provisions impacting deal certainty and was not willing to accept a closing condition Google sought precluding any of the three key On2 engineers who received offers from Google from rescinding their acceptance of those offers. After discussion, the On2 board of directors authorized management to continue negotiations with representatives of Google, to indicate that the On2 board of directors was unwilling to accept the key On2 engineer closing condition as drafted and to attempt to make progress on remaining provisions.

On August 2, 2009, the On2 board of directors met to discuss the potential business combination with Google. Mr. Frost reviewed the discussions with representatives of Google that had taken place since the previous meeting of the On2 board of directors. Mr. Frost and representatives of Hogan & Hartson then reviewed the terms of the most recent draft of the merger agreement, including the key On2 engineer closing condition that was under negotiation. After discussion, the On2 board of directors authorized management to continue negotiations with representatives of Google and to indicate that the On2 board of directors was unwilling to accept the key On2 engineer closing condition as drafted.

On August 3, 2009, representatives of On2 and Hogan & Hartson met with representatives of Google and Wilson Sonsini to review the remaining provisions of the merger agreement and resolved the key On2 engineer closing condition by revising it so that the condition would be satisfied if no more than one of the key On2 engineers rescinded or terminated his offer of employment from Google.

On August 4, 2009, the On2 board of directors held a meeting at which the proposed business combination with Google was further discussed and the merger agreement was considered for final approval. At this meeting, Mr. Frost and representatives of Hogan & Hartson and Richards Layton reviewed with the On2 board of directors the outcome of further discussions with Google, and representatives of Hogan & Hartson and Richards Layton reviewed the terms of the merger agreement and the fiduciary duties of the On2 board of directors in the context of the potential business combination transaction. Representatives of Covington presented to the On2 board of directors its financial analysis of the proposed business combination transaction and delivered to the On2 board of directors its oral opinion, subsequently confirmed in writing as of August 4, 2009, that, as of such date, and subject to various assumptions, limitations and qualifications, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of On2 Common Stock. Representatives of Duff & Phelps, On2’s financial advisor, then presented to the On2 board of directors its financial analysis of the proposed business combination transaction and delivered to the On2 board of directors its oral opinion, subsequently confirmed in writing as of August 4, 2009, that, as of such date, and subject to various assumptions, limitations and qualifications, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of On2 Common Stock. The full text of the written opinions of Covington and Duff & Phelps, each dated August 4, 2009, each of which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Covington and Duff & Phelps, respectively, in rendering its opinion, are attached hereto as Appendices B and C, respectively. Following the presentations, and after further review and discussion, the On2 board of directors unanimously voted (other than Ms. Naimollah, who abstained) to approve the merger, the merger agreement and related matters and resolved to recommend that On2 stockholders adopt the merger agreement. The Compensation Committee also approved and adopted the retention and bonus plan, as more fully described in the section entitled “The Merger—On2 Directors and Officers Have Financial Interests in the Merger—On2 Technologies, Inc. Retention and Severance Plan” on page 80.

Following adjournment of the On2 board of directors’ meeting on August 4, 2009, the parties signed the merger agreement, which was subsequently filed with the SEC as an exhibit to On2’s Current Report on Form 8-K filed on August 6, 2009. The signing of the merger agreement was publicly announced on August  5, 2009, prior to the opening of trading on the NYSE Amex.

Reasons for the Merger; Recommendation of the On2 Board of Directors

In reaching its decision to approve the merger, adopt the merger agreement and recommend that On2 stockholders vote “FOR” adoption of the merger agreement, the On2 board of directors consulted with senior management, legal counsel and its financial advisors. The On2 board of directors also consulted with outside legal counsel regarding its fiduciary duties, legal due diligence matters and the terms of the merger agreement. The following discussion includes the material reasons and factors considered by the On2 board of directors in making its recommendation, but is not, and is not intended to be, exhaustive:

•	Merger Consideration. The On2 board of directors considered the following with respect to the merger consideration to be received by the On2 stockholders:

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that On2’s stockholders will receive merger consideration of $0.60 per share in Google Class A Common Stock (and cash in lieu of fractional shares) upon the completion of the merger, as compared to the uncertain long-term future value to On2’s stockholders that might be realized if On2 remained independent;

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the premiums represented by the $0.60 per share merger consideration for On2 Common Stock in the merger, including that $0.60 per share represents a significant premium of approximately 57% over the closing price of On2 Common Stock on the NYSE Amex on August 4, 2009 (the trading day on which the On2 board of directors approved the merger) and approximately 70% over the average closing price of On2 Common Stock on the NYSE Amex over the 12-month period ending on August 4, 2009 (the trading day on which the On2 board of directors approved the merger), and the levels of certain premiums as compared to the premiums in other comparable merger transactions;

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the then-current financial market conditions and the recent and historical market prices of On2 Common Stock, including the market price performance of On2 Common Stock relative to those of other industry participants. For information about On2 Common Stock prices over the past three years, see the section captioned “Comparative Market Prices and Dividends” beginning on page 113;

•	the quality and liquidity of the market for Google Class A Common Stock to be received by On2 stockholders in the merger; and

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the formulation of the exchange ratio in the merger agreement, including the timing of its calculation, the lack of “collars” or similar provisions and the implications of fluctuations in the trading price of Google Class A Common Stock in light of such formulation.

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Tax-free Merger.  The On2 board of directors considered the fact that the merger is generally expected to be tax-free to On2 stockholders for U.S. federal income tax purposes, except to the extent that On2 stockholders recognize gain on cash received for any fractional shares, as more fully described in the section captioned “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 103.

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Review of Prospects in Remaining Independent.  The On2 board of directors considered the possibility of continuing to operate On2 as an independent public company, including its business, operations, financial condition and prospects. In considering those matters, the On2 board of directors also considered the perceived risks and uncertainties of remaining an independent public company, the range of possible values to its stockholders arising from remaining independent and the timing and uncertainty of successfully accomplishing meaningful growth by continuing to operate On2 as an independent public company. The On2 board of directors’ assessment was that pursuit of a growth strategy as an independent company was not reasonably likely to create greater value for the On2 stockholders than the value created by the merger, after discounting for the elapse of time and considering the factors reviewed below. In considering the alternative of pursuing growth as an independent company, the On2 board of directors considered the following factors:

•	On2’s recent performance, including its quarterly results for the period ended June 30, 2009;

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On2’s strengths, including its technology, which On2 believes to be superior to other video compression technology on the market, including it being the only advanced video compression technology solution of significance besides H.264, a competing video compression technology; its newest product, VP8; its reputation for superior customer support; its strong customer relationships; the protection of significant barriers to entry facing would-be developers of competing video compression technologies and the rapidity with which it can potentially innovate and develop new generations of its technology;

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On2’s weaknesses, including its micro-cap status with limited access to capital; its limited cash position and other resources and the impact of those limited resources on its research, development, sales and marketing activities and thus on its ability to grow the business notwithstanding its superior technology; its dependence on a small group of key codec engineers; its challenges in retaining key employees and management; and its challenges in monetizing its technology;

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On2’s opportunities, including the potential to gain market share as the only viable alternative to H.264; the potential impact of the expansion of broadband and the increasing quantity and quality of content available; potential increases to pricing by MPEG-LA, the licensing body that administers the licensing of the H.264 codec; On2’s ability to offer pricing flexibility that is not available from MPEG-LA; and the potential for On2’s VPx products to become the de facto codec standard for service providers, content owners and device manufacturers; and

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On2’s challenges, including, in addition to its weaknesses, increased competition, especially from competitors with greater name recognition and more resources, financial and otherwise, including the potential impact of Google developing or acquiring competing products; the possibility that new entrants and competing technologies will marginalize On2’s core VPx products; potential decreases to competitors’ pricing; cost declines in bandwidth potentially obviating the advantages of higher quality codecs; increased adoption of the competing H.264 standard; issues in On2’s Hantro products business, including an inability to fund potential capital requirements; and the significant costs of maintaining public company status.

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Participation in future growth.  The On2 board of directors considered the fact that On2 stockholders will participate in the future growth of an organization with considerably greater scale and breadth than On2 alone and, while On2 may only be a small part of Google, that stockholders may benefit from participating in a company that both includes On2 and can derive benefits from the use of On2’s technology.

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Economic Conditions.  The On2 board of directors considered challenges in the current United States economy in general. This climate and uncertainty could adversely affect the demand for On2’s products and services. In addition, because On2’s sales are primarily to corporate customers, On2’s business depends on favorable general economic and business conditions.

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Opinion of Covington Associates, LLC.  The On2 board of directors considered the presentation of Covington and the opinion of Covington, dated August 4, 2009, that, as of the date of such opinion, and subject to and based upon the assumptions, limitations, qualifications and other conditions set forth in such opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of On2 Common Stock, as more fully described in the section entitled “The Merger—Opinion of Covington Associates, LLC” on page 57.

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Opinion of Duff & Phelps, LLC.  The On2 board of directors considered the presentation of Duff & Phelps and the opinion of Duff & Phelps, dated August 4, 2009, that, as of the date of such opinion, and subject to and based upon the assumptions, limitations, qualifications and other conditions set forth in such opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of On2 Common Stock, as more fully described in the section entitled “The Merger—Opinion of Duff & Phelps, LLC” on page 66.

•	Likelihood and Timing of Closing. The On2 board of directors considered the likelihood that the proposed business combination transaction would be completed on a timely basis, in light of:

•	the nature of the closing conditions included in the merger agreement, including the lack of a financing condition;

•	the likelihood that the merger would be cleared by the relevant regulatory authorities; and

•	the fact that the merger does not need to be approved by Google’s stockholders and the representation that Google made in the merger agreement to that effect.

•	Terms of the Merger Agreement. The On2 board of directors considered the terms and conditions of the merger agreement and the course of negotiations thereof, including:

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the limited conditions to Google’s obligation to complete the merger, including the absence of a financing condition or vote of Google’s stockholders, and limited ability of Google to terminate the merger agreement under clearly defined circumstances;

•

the structure of the business combination transaction as a merger, requiring approval by On2’s stockholders, which would result in detailed public disclosure and a period of time prior to completion of the merger during which an unsolicited superior proposal to acquire On2, if any, could be brought forth by third parties;

•

the ability of the On2 board of directors, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the On2 board of directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) the third party has made an acquisition proposal that either constitutes or is reasonably likely to lead to a superior proposal and (B) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to the On2 stockholders;

•

the ability of the On2 board of directors, under certain circumstances, to change its recommendation that the On2 stockholders adopt the merger agreement if the On2 board of directors determines in good faith (after consultation with its outside counsel) that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties to the On2 stockholders; and

•	the belief of the On2 board of directors that the $2 million termination fee payable to Google under clearly defined circumstances is not a significant deterrent to possible competing offers for On2.

•

Google’s Reputation.  The On2 board of directors considered the business reputation of Google and its management and the substantial financial resources of Google, which the On2 board of directors believed supported the conclusion that the merger could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the On2 board of directors also considered a variety of risks and factors weighing against the merger, including:

•	Risks of Announcement and Completion. The On2 board of directors considered:

•

the risks and contingencies related to the announcement of the merger, including On2’s ability to retain key employees and maintain its relationships with customers, commercial partners and third parties;

•

the risks and contingencies related to the regulatory clearances and approval by the stockholders of On2 required in connection with the merger, and the risk that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied; and as a result, it is possible that, for reasons beyond the control of On2, the merger may not be completed or may be unduly delayed, even if approved by On2’s stockholders;

•	the risks and contingencies related to the conditions to Google’s obligation to complete the merger and the right of Google to terminate the merger agreement under certain circumstances; and

•

the risks and costs to On2 if the merger is not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on On2’s sales, operating results and stock price, potential reductions in On2’s perceived acquisition value, substantial depletion of On2’s limited resources and the effect on On2’s relationships with customers and other business or commercial relationships.

•

Limitations on On2’s Business.  The On2 board of directors considered the potential limitations on On2’s pursuit of business opportunities due to pre-closing covenants in the merger agreement under which On2 agreed, among other things, that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take certain actions related to the conduct of its business without the prior written consent of Google, which may delay or prevent On2 from undertaking business opportunities that may arise pending completion of the merger.

•

Absence of Pre-Signing Solicitation; No Shop.  The On2 board of directors considered that On2 did not contact other companies or otherwise solicit interest from other potential buyers that might be likely candidates for a strategic transaction with On2 prior to the execution and delivery of the merger agreement, as well as the restriction on On2’s ability to solicit and respond to proposals for alternative transactions.

•

Stockholder Vote.  The On2 board of directors considered the requirement that, notwithstanding the receipt of a superior proposal, On2 must submit the merger agreement for adoption by On2’s stockholders even if the On2 board of directors withdraws its recommendation in favor of the merger.

•

Termination Fee and Other Alternative Proposals.  The On2 board of directors considered the possibility that the $2 million termination fee payable to Google under clearly defined circumstances might discourage a competing proposal to enter into a business combination transaction with On2 or reduce the price of any such proposal, although the On2 board of directors did not believe that such fee would be a significant deterrent to possible competing offers for On2.

•

Interests of Directors and Officers.  The On2 board of directors considered the interests that certain of its directors and executive officers have with respect to the merger in addition to their interests as On2 stockholders generally, as described in “The Merger—On2 Executive Officers and Directors Have Financial Interests in the Merger” on page 76.

The preceding discussion of the information and factors considered by the On2 board of directors is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the On2 board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors. In addition, the On2 board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the On2 board of directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger, adopting the merger agreement and recommending that On2 stockholders vote “FOR” the adoption of the merger agreement.

Opinion of Covington Associates, LLC

On2 retained Covington to act as its financial advisor in connection with the proposed merger and to render an opinion to the On2 board of directors as to the fairness of the exchange ratio provided for in the merger, from a financial point of view, to the holders of On2 Common Stock. On August 4, 2009, Covington delivered to the On2 board of directors its oral opinion, confirmed by its written opinion dated August 4, 2009, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in its written opinion, the exchange ratio provided for in the merger is fair, from a financial point of view, to the holders of On2 Common Stock.

The full text of Covington’s written opinion, dated August 4, 2009, is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. Holders of On2 Common Stock are encouraged to read the full text of the written opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in arriving at the opinion. This summary is qualified in its entirety by reference to the full text of the written opinion.

Covington’s opinion is addressed to, and is for the use and benefit of, the On2 board of directors, and relates only to the fairness of the exchange ratio provided for in the merger, from a financial point of view, to the holders of On2 Common Stock, and does not address any other aspect of the merger. Covington’s opinion also does not address the relative merits of the merger or the other business strategies that the On2 board of directors has considered, nor does it address the decision of the On2 board of directors to proceed with the merger. Covington’s opinion does not constitute a recommendation as to how any holder of shares of On2 Common Stock should vote, or take any action, with respect to the merger or any other matter.

In arriving at its opinion, Covington, among other things:

•	reviewed certain publicly available financial statements and other business and financial information concerning On2, including On2’s preliminary quarterly results for the period ended June 30, 2009;

•	reviewed certain internal financial analyses and forecasts prepared by the management of On2 relating to its business and approved for Covington’s use by On2;

•	held discussions with the management of On2 concerning the business and prospects of On2, as well as the financial terms of the merger;

•	visited certain facilities and business offices of On2;

•	reviewed the financial terms and conditions set forth in the draft dated August 3, 2009 of the merger agreement;

•	reviewed the reported price and trading activity for On2 Common Stock;

•	compared certain financial and stock market information for On2 with publicly available information concerning certain other publicly traded companies Covington deemed relevant;

•	compared the proposed financial terms of the transaction with publicly available financial terms of certain transactions involving companies Covington deemed relevant;

•	participated in discussions and negotiations among representatives of On2 and Google; and

•

performed such other studies and analyses, and considered such other factors, as Covington deemed appropriate, including Covington’s assessment of Google’s business, future business prospects and current valuation.

In rendering its opinion, Covington assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Covington did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of On2 or Google or any of their respective subsidiaries, nor did it evaluate the solvency or fair value of On2 under any state or federal law relating to bankruptcy, insolvency or similar matters. Covington assumed, with On2’s consent, that the financial forecasts and projections (and the assumptions and bases therefor) of On2 were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of On2’s management. Covington does not express any opinion as to the reasonableness of such forecasts and projections (and the assumptions and bases therefor). In addition, Covington assumed that the historical financial statements of On2 were prepared in accordance with United States generally accepted accounting principles consistently applied and that they fairly present the financial position of On2 as of the date thereof.

The opinion does not address the fairness of the merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of On2, nor does it address the fairness of the contemplated benefits of the merger. Furthermore, Covington does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of On2’s officers, directors or employees, or any class of such persons, in connection with the merger, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Covington does not express any opinion as to the price at which shares of On2 Common Stock would trade at any time.

Covington’s opinion was necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Covington assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Covington assumed that the merger will be consummated in accordance with its terms, without any waiver, delay, modification or amendment of any term, condition or agreement. Covington also assumed that all governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions will be imposed. Covington’s opinion does not address any legal, regulatory, tax or accounting matters.

In connection with rendering its opinion, Covington performed certain financial, comparative and other analyses as summarized below. The following summary does not purport to be an exhaustive description of the analyses performed by Covington, nor does the order of analyses described represent relative importance or weight given to those analyses by Covington. In arriving at its opinion, Covington did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Covington believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Covington, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Each analysis performed by Covington is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Covington believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Covington to arrive at its opinion.

Selected Publicly Traded Companies Analysis

Selected publicly traded company analysis is a method of valuing an entity relative to publicly traded companies with similar products or services, with similar operating or financial characteristics, or servicing similar customers. As part of its analysis, Covington reviewed and considered the peer companies that the Compensation Committee of On2’s board of directors had previously selected for purposes of establishing the compensation of On2’s officers for the current fiscal year. Covington independently selected a peer group of public companies that in its opinion reflected the underlying business operations and related industry of On2. Covington selected some, but not all, of the companies that the Compensation Committee had selected. In Covington’s opinion, certain of the companies in the Compensation Committee’s peer group that had been selected from a compensation perspective were not as relevant for purposes of its analysis from a size, line of business and industry perspective.

As part of its analysis, Covington reviewed domestic and international publicly traded companies. Using publicly available information, Covington reviewed and compared selected financial data of On2 with similar data for 10 publicly traded companies deemed relevant by Covington. The companies included in Covington’s selected publicly traded company analysis were: Adobe Systems, Inc., ARM Holdings plc, CEVA, Inc., Cyberlink Corp., DivX, Inc., Dolby Laboratories, Inc., DTS Inc., MIPS Technologies Inc., OpenTV Corp. and SRS Labs Inc. Covington considered CyberLink Corp, a Japanese publicly traded company that provides video and audio software based on its proprietary codec and patented technologies, as a relevant peer. In Covington’s opinion, Cyberlink’s business model of creating distribution partnerships and technology licensing is similar to On2’s.

No company utilized in the selected publicly traded company analysis is identical to On2. Covington made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions and other matters, many of which are beyond the control of On2. Mathematical analysis of selected publicly traded companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions. As part of its analysis, Covington considered both mean and median calculations of last 12-month revenues and forecasted 2009 revenues. Covington utilized a mean last 12-month revenue multiple to reflect a more conservative analysis.

For each of the selected publicly traded companies, Covington calculated that company’s total enterprise value as that company’s equity market value, plus total debt, less cash. For purposes of this calculation, equity market values were calculated as of the close of market trading on August 4, 2009, and cash and debt values were calculated based on reported levels as of March 31, 2009 for CyberLink Corp., DTS Inc., MIPS Technologies Inc., OpenTV Corp. and SRS Labs Inc.; May 29, 2009 for Adobe Systems, Inc.; June 26, 2009 for Dolby

Laboratories Inc.; and June 30, 2009 for ARM Holdings plc, CEVA Inc. and DivX, Inc. Covington then calculated the multiple implied by the relation between the total enterprise value of each of these companies and (i) that company’s revenue for the 12-month period ended March 31, 2009 for CyberLink Corp., DTS Inc., MIPS Technologies Inc., OpenTV Corp. and SRS Labs Inc.; May 29, 2009 for Adobe Systems, Inc.; June 26, 2009 for Dolby Laboratories Inc.; and June 30, 2009 for ARM Holdings plc, CEVA Inc., and DivX, Inc. as reflected in periodic reports filed with the SEC; (ii) that company’s estimated revenue for the year ending December 31, 2009, as indicated in consensus Wall Street analyst estimate reports; (iii) that company’s EBITDA for the 12-month period ended March 31, 2009 for CyberLink Corp., DTS Inc., MIPS Technologies Inc., OpenTV Corp. and SRS Labs Inc.; May 29, 2009 for Adobe Systems, Inc.; June 26, 2009 for Dolby Laboratories Inc.; and June 30, 2009 for ARM Holdings plc, CEVA Inc. and DivX, Inc., as reflected in periodic reports filed with the SEC; and (iv) that company’s estimated EBITDA for the year ending December 31, 2009, as indicated in consensus Wall Street analyst estimate reports. Covington then calculated the minimum, median, mean and maximum multiples for each revenue and EBITDA case. Covington excluded DivX, Inc. from the mean and median calculations for the total enterprise value to estimated EBITDA for the year ending December 31, 2009 case, since the figure is not meaningful and would otherwise bias the mean and median results.

Covington next calculated, for reference purposes only, On2’s and Google’s total enterprise value and equity value and the corresponding multiples for On2 and Google on the same basis, using (i) the net debt position as of March 31, 2009 for On2, and June 30, 2009 for Google, as reflected in each company’s respective periodic reports filed with the SEC; (ii) the revenue and EBITDA for the 12-month period ended March 31, 2009 for On2, and June 30, 2009 for Google, as reflected in each company’s respective periodic reports filed with the SEC; and (iii) management’s financial projections for revenues and EBITDA for On2 and consensus Wall Street analyst estimate reports for Google, for the year ending December 31, 2009.

The resulting multiples are set forth in the table below:

Selected Publicly Traded Companies	Total Enterprise Value / Last 12-Month Period Revenue	Total Enterprise Value / Projected 2009 Revenue	Total Enterprise Value / Last 12-Month Period EBITDA	Total Enterprise Value / Projected 2009 EBITDA
Adobe Systems, Inc.	4.6x	5.2x	12.8x	12.5x
ARM Holdings plc	5.1x	5.2x	21.3x	19.0x
CEVA Inc.	1.9x	2.0x	19.7x	15.2x
CyberLink Corp	2.7x	NA	10.9x	NA
DivX, Inc.	1.0x	1.3x	5.5x	229.3x
Dolby Laboratories Inc.	5.8x	6.3x	11.3x	14.1x
DTS Inc.	6.5x	6.1x	22.2x	23.9x
MIPS Technologies Inc.	1.6x	2.3x	13.6x	9.7x
OpenTV Corp.	0.8x	0.7x	7.2x	3.5x
SRS Labs Inc.	3.6x	2.9x	NM	15.8x
Minimum	0.8x	0.7x	5.5x	3.5x
Median	3.1x	2.9x	12.8x	14.6x
Mean	3.4x	3.6x	13.8x	14.2x
Maximum	6.5x	6.3x	22.2x	229.3x

On2 Technologies, Inc.	4.2x	3.7x	NM	58.5x
Google Inc.	5.6x	5.4x	14.1x	11.7x

Covington noted that on the basis of the selected publicly traded companies analysis, the merger consideration of $0.60 per share was above the range of implied values per share of $0.29 to $0.32, or an enterprise value range of $50.8 to $56.1 million, calculated using the selected publicly traded companies’ mean last 12-month revenue multiple as of March 31, 2009 for CyberLink Corp., DTS Inc., MIPS Technologies Inc., OpenTV Corp., and SRS Labs Inc.; May 29, 2009 for Adobe Systems Inc.; June 26, 2009 for Dolby Laboratories Inc.; and June 30, 2009 for ARM Holdings PLC, CEVA Inc., and DivX, Inc. and On2’s last 12-month revenue ending March 31, 2009, and the merger consideration of $0.60 per share was above the range of implied values per share of $0.35 to $0.39, or an enterprise value range of $61.3 to $67.7 million, calculated using the selected publicly traded companies’ mean projected December 31, 2009 revenue multiple (based on consensus Wall Street estimates) and On2 management’s projected revenues for On2 for the year ending December 31, 2009. With respect to the foregoing analysis: a) enterprise value represents equity value plus net debt, minority interest (at book value unless otherwise noted) and preferred stock; b) equity value is based on shares outstanding as of August 4, 2009 plus exercised in-the-money options and warrants; and c) net debt represents interest bearing debt, net of cash and cash equivalents and proceeds from the exercise of in-the-money options and warrants.

Benchmarking Analysis

Benchmarking analysis is a method of ranking a company against its peers according to specific financial metrics. Covington benchmarked On2 against the set of selected publicly traded companies, as listed above, ranking it based on size, growth and operational margins. The benchmarking analysis is summarized in the tables below:

Size & Growth:

Revenues		Market Capitalization		2-Year Revenue Compound Annual Growth Rate
Adobe Systems, Inc.	3,294	Adobe Systems, Inc.	17,325	Dolby Laboratories Inc.	26%
Dolby Laboratories Inc.	719	Dolby Laboratories Inc.	4,737	DTS Inc.	22%
ARM Holdings plc	511	ARM Holdings plc	2,780	CyberLink Corp.	21%
CyberLink Corp.	137	CyberLink Corp.	501	MIPS Technologies Inc.	16%
OpenTV Corp.	112	DTS Inc.	483	DivX, Inc.	16%
MIPS Technologies Inc.	104	DivX, Inc.	211	On2 Technologies, Inc.	12%
DivX, Inc.	88	OpenTV Corp.	203	Adobe Systems, Inc.	11%
DTS Inc.	62	MIPS Technologies Inc.	168	CEVA Inc.	10%
CEVA Inc.	39	CEVA Inc.	162	OpenTV Corp.	8%
SRS Labs Inc.	19	SRS Labs Inc.	107	ARM Holdings plc	8%
On2 Technologies, Inc.	16	On2 Technologies, Inc.	67	SRS Labs Inc.	(0)%

Margins:

Gross Margins		EBITDA Margins		EBIT Margins
CyberLink Corp.	100%	Dolby Laboratories Inc	52%	Dolby Laboratories Inc.	48%
SRS Labs Inc.	99%	Adobe Systems, Inc.	36%	Adobe Systems, Inc.	28%
DTS Inc.	98%	DTS Inc.	29%	DTS Inc.	25%
DivX, Inc.	93%	CyberLink Corp.	25%	CyberLink Corp.	24%
ARM Holdings plc	90%	ARM Holdings plc	24%	ARM Holdings plc	19%
Adobe Systems, Inc.	89%	DivX, Inc.	19%	DivX, Inc.	13%
Dolby Laboratories Inc.	88%	MIPS Technologies Inc.	12%	CEVA Inc.	8%
CEVA Inc.	88%	OpenTV Corp.	11%	OpenTV Corp.	5%
On2 Technologies, Inc.	79%	CEVA Inc.	10%	MIPS Technologies Inc.	2%
MIPS Technologies Inc.	73%	SRS Labs Inc.	(2%)	SRS Labs Inc.	(5%)
OpenTV Corp.	61%	On2 Technologies, Inc.	(83%)	On2 Technologies, Inc.	(101%)

Operating Expenses:

SG&A as a % of Revenue		R&D as a % of Revenue		Working Capital as a % of Revenue
OpenTV Corp.	25%	Dolby Laboratories Inc.	9%	CEVA Inc.	203%
Dolby Laboratories Inc.	31%	DTS Inc.	12%	SRS Labs Inc.	198%
CEVA Inc.	34%	CyberLink Corp.	15%	DivX, Inc.	136%
ARM Holdings plc	39%	Adobe Systems, Inc.	19%	DTS Inc.	129%
Adobe Systems, Inc.	41%	SRS Labs Inc.	21%	OpenTV Corp.	89%
MIPS Technologies Inc.	42%	DivX, Inc.	22%	Dolby Laboratories Inc.	82%
DivX, Inc.	58%	MIPS Technologies Inc.	29%	Adobe Systems, Inc.	75%
CyberLink Corp.	61%	OpenTV Corp.	30%	CyberLink Corp.	66%
DTS Inc.	61%	ARM Holdings plc	32%	ARM Holdings plc	30%
SRS Labs Inc.	83%	CEVA Inc.	46%	MIPS Technologies Inc.	3%
On2 Technologies, Inc.	114%	On2 Technologies, Inc.	67%	On2 Technologies, Inc.	(24)%

Market capitalization is calculated as of August 4, 2009. Operating figures are calculated using data from the 12-month period ended March 31, 2009 for CyberLink Corp., DTS Inc., MIPS Technologies Inc., OpenTV Corp. and SRS Labs Inc.; May 29, 2009 for Adobe Systems, Inc.; June 26, 2009 for Dolby Laboratories Inc.; and June 30, 2009 for ARM Holdings plc, CEVA Inc. and DivX, Inc. as reflected in periodic reports filed with the SEC. The two-year revenue compound annual growth rate figure for On2 excludes the acquisition of Hantro Products Oy, to more accurately reflect On2’s core organic growth rate.

Selected M&A Transactions Analysis

Covington analyzed publicly available financial information for the following 26 selected merger and acquisition transactions completed since February 2006 that involved video and audio technology and licensing companies that Covington believed to be relevant to On2’s business and industry, or in similar or related businesses and markets to On2’s.

Date	Target Name	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / LTM Revenue	EV / LTM EBITDA(3)	Target Description
Jul-09	PacketVideo Corp. (1)	NTT DoCoMo, Inc	$130	$63	—	2.1x	—	Independent provider of mobilemedia software
Jun-09	Imagination Technologies Group (2)	Intel Capital	—	104	$8	—	—	Multimedia technology and chip solutions
Feb-09	Digital Fountain, Inc.	QUALCOMM Inc.	—	—	—	—	—	Broadcast and data transport software for digital media delivery
Dec-08	Scopus Video Networks Ltd.	Harmonic Inc.	50	72	1	0.7	80x	Digital video networking products
Dec-08	Logipard AB (nka:ARM Sweden AB)	ARM Holdings plc	12	3	—	4.6	—	Video technology and image processing
Nov-08	W&W Communications, Inc.	Cavium Networks, Inc.	33	4	(6)	9.4	NM	Video compression software and hardware solutions
Oct-08	SightSpeed, Inc.	Logitech International SA	30	—	—	—	—	Personal video services over the Internet
Oct-08	InterObject Ltd.	GlobalLogic, Inc.	—	—	—	—	—	Customized mobile and embedded multimedia and communication software
Oct-08	Mobilygen Corporation	Maxim Integrated Products Inc.	38	—	—	—	—	Video compression and decompression semiconductor solutions

Date	Target Name	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / LTM Revenue	EV / LTM EBITDA(3)	Target Description
Aug-08	Varo Vision Co. Ltd.	Hyosung ITX Co. Ltd.	31	7	(1)	4.3	NM	Mobile multimedia codecs and applicable solutions
Jun-08	Kasenna, Inc.	Espial Group, Inc.	77	13	(2)	6.2	NM	Video-on-demand (VOD) content and MPEG-4 ready IPTV applications
Mar-08	OpenMediaLabs	Dialogic Corporation	—	—	—	—	—	Programmable software platform to power IP video applications
Dec-07	Genesis Microchip Inc.	STMicroelectronics NV	146	191	(33)	0.8	NM	ICs that manipulate and process digital video and graphic images
Dec-07	Gemstar-TV Guide International Inc.	Macrovision Solutions Corp.	2,260	617	141	3.7	16	Products and services for video guidance and entertainment needs
Nov-07	Coding Technologies AB	Dolby Laboratories Inc.	260	21	8	12.3	35	Audio compression technology
Nov-07	MainConcept GmbH	DivX, Inc.	28	—	—	—	—	Audio/video codecs and software development kits
Jul-07	Rhozet Corporation	Harmonic Inc.	15	2	(2)	10.0	NM	Media transcoding products
Jul-07	Servecast Ltd.	Level 3 Communications Inc.	45	5	—	8.9	—	Online broadcasting solutions
Mar-07	Princeton Server Group, Inc.	TelVue Corp.	6	2	(1)	3.5	NM	Digital video systems, appliances, and software
Feb-07	BrightSide Technologies Inc.	Dolby Laboratories Inc.	27	—	—	—	—	High dynamic range (HDR) products and technology
Feb-07	Tandberg Television ASA	LM Ericsson Telephone Co.	1,271	350	80	3.6	16	Digital media and compression solutions
Oct-06	VitalStream Holdings Inc.	Internap Network Services Corp.	210	23	(2)	8.9	NM	Products and services for storing and delivering digital media
Jun-06	Enerdyne Technologies Inc.	ViaSat Inc.	26	—	—	—	—	Digital video compression and data link systems and solutions
May-06	Aastra Technologies Ltd	Harris Corp.	35	18	6	1.9	6	Video networking, encoding, decoding, and multiplexing technologies
Mar-06	Sypixx Networks Inc.	Cisco Systems, Inc.	51	—	—	—	—	Video/audio network and software solutions
Feb-06	UB Video Inc.	Scientific-Atlanta Inc.	—	—	—	—	—	Video processing software solutions

Notes:

(1)	NTT DoCoMo, Inc. acquired a 35% stake in PacketVideo Corp. from Nextwave Wireless Inc. for $45.5 million in cash
(2)	Intel Capital acquired a further 25 million shares, representing an additional 10.94% stake in Imagination Technologies Group
(3)	Median and mean calculations exclude the Harmonic Inc. acquisition of Scopus Video Networks

Covington considered certain financial data relating to the transactions, including the target company’s actual revenue and EBITDA for the most recent fiscal last 12-month period prior to the announcement of each transaction and the target company’s total enterprise value. Total enterprise value is defined as price paid for the equity, plus total assumed debt, less cash, where such data was available. For each comparable transaction,

Covington then calculated total enterprise value as a multiple of that target company’s revenue and EBITDA for the most recent fiscal last 12-month period prior to the announcement of the transaction, where such data was available. Covington then calculated the minimum, median, mean and maximum multiples for each case. Covington excluded Harmonic Inc.’s acquisition of Scopus Video Networks Ltd. from the mean and median calculations for the total enterprise value to last 12-month period revenue case, since the figure is not meaningful and would otherwise bias the mean and median results.

The resulting multiples are set forth in the table below:

Selected M&A Transactions	Total Enterprise Value / Last 12-Month Period Revenue	Total Enterprise Value / Last 12-Month Period EBITDA
Minimum	0.7x	6x
Median	4.3x	16x
Mean	5.4x	18x
Maximum	12.3x	80x

The transactions utilized in the selected M&A transactions analysis are not identical to the merger. In evaluating the selected M&A transactions, Covington made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions and other matters, many of which are beyond the control of On2. Mathematical analysis of selected M&A transactions (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

Covington noted that on the basis of the selected M&A transactions analysis, the merger consideration of $0.60 per share was above the range of implied values per share of $0.46 to $0.51, or an enterprise value range of $81.2 to $89.7 million, calculated using the selected M&A transactions analysis’ mean last 12-month revenue multiple and On2’s last 12-month revenue ended March 31, 2009. With respect to the foregoing analysis: a) enterprise value represents equity value plus net debt, minority interest (at book value unless otherwise noted) and preferred stock; b) equity value is based on shares outstanding as of August 4, 2009 plus exercised in-the-money options and warrants; and c) net debt represents interest bearing debt, net of cash and cash equivalents and proceeds from the exercise of in-the-money options and warrants.

Discounted Cash Flow Analysis

Covington performed a discounted cash flow analysis of On2 using estimates of after-tax free cash flows for the fiscal years 2009 to 2014 based on projections and assumptions provided by On2 management for such period and historical operations. The purpose of the discounted cash flow analysis was to establish a range for the potential equity value of On2 by determining a range for the net present value of On2’s projected future cash flows.

Covington calculated indications of net present value of On2’s projected, after-tax free cash flows through December 31, 2014 using discount rates ranging from 19% to 23%. Covington selected a discount rate range of 19% to 23% based on a range of the weighted average cost of capital calculation of the selected publicly traded companies. The range of discount rates was calculated using a weighted average cost of capital analysis that took into account the set of selected publicly traded companies discussed above. After-tax free cash flows were calculated as the after-tax operating earnings of On2 adjusted to add back non-cash expenses and to deduct uses of cash not reflected in the income statement. For purposes of the discounted cash flow analysis, Covington excluded estimated public company costs from its analysis to be, in its view, more conservative. Covington then added to the present value of the after-tax free cash flows the terminal value of On2 at December 31, 2014, discounted back to the present using the same discount rates. The terminal value was computed by applying an EBITDA exit multiple of 13.0x – 15.0x. Covington applied an EBITDA exit multiple of between 13.0x and 15.0x to reflect the mean of the EBITDA multiples calculated in its selected publicly traded company analysis. Covington then subtracted On2’s net debt calculated as total debt less cash and the Covington-estimated net present value of On2’s U.S. net operating losses based upon U.S. Internal Revenue Code § 382 assumed limitations. This analysis resulted in an illustrative range of equity values per share of On2 Common Stock of $0.33 to $0.39 based on a discounted cash flow analysis of On2’s projections. The terminal value of On2 was also computed by discounting the projected, after-tax free cash flows through perpetuity, assuming perpetual growth rates ranging from 3.0% to 5.0% per year and using discount rates of 19% to 23%. The perpetual growth rate of 3.0% to 5.0% represents the range of the long-term estimate of the free cash flow growth rates of On2 into perpetuity. This analysis resulted in an illustrative range of equity values per share of On2 Common Stock of $0.22 to $0.26 based on a discounted cash flow analysis of On2’s projections.

Other Factors and Comparative Analyses

In rendering its opinion, Covington considered certain other factors and conducted certain other comparative analyses, including a review of the history of average closing prices for the shares of On2’s Common Stock for the preceding five-trading-day, 20-trading-day, three-month, six-month and 12-month trading periods ending on August 4, 2009, the date of delivery of its written opinion. Based upon these average closing prices, Covington derived an implied value per share of On2 Common Stock for each trading period, both on an unadjusted basis and on a premium adjusted basis, utilizing the average median 33.3% premium derived from the screening of 496 public company M&A transactions with a reported premium (one month prior) greater than zero based on the following criteria: (i) announced or initial filing date between January 1, 2006 and August 4, 2009; (ii) transaction status is announced, closed or effective; (iii) the primary geographic location of the target is in the U.S., or the target is listed on a U.S. exchange; (iv) the total transaction value is less than $500 million; (v) the premium of the offer price to the target’s stock price (one month prior) is less than 500%; and (vi) the transaction constitutes a change of control. A second screening of 125 public company M&A transactions was derived using, in addition to the criteria set forth above, a seventh criterion in which the primary sector of the target is information technology.

Conclusion

Based on the foregoing analyses, on August 4, 2009, Covington delivered to the On2 board of directors its oral opinion, confirmed by its written opinion dated August 4, 2009, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in its written opinion, the exchange ratio provided for in the merger is fair, from a financial point of view, to the holders of On2 Common Stock.

In performing its analyses, Covington made numerous judgments and assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of On2. Any estimates contained in or underlying these analyses, including estimates of On2’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Covington’s opinion and its related analyses were only one of many factors considered by the On2 board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the On2 board of directors or management with respect to the exchange ratio or the merger.

The summary set forth above does not purport to be a complete description of the analyses performed by Covington in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Covington believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Covington did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

Miscellaneous

The On2 board of directors selected Covington because Covington is a leading specialty investment banking firm that offers financial advisory services, particularly to companies in the middle market. Covington is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

Fees and Expenses

On2 will pay Covington a fee of approximately $800,000, of which $50,000 has been paid with respect to financial advisory services for On2’s Finnish subsidiary as described below, and of which $750,000 is contingent upon either consummation of the merger or consummation of an alternative transaction with a party other than Google within a specified time period as compensation for its services in connection therewith. In addition, On2 has agreed to reimburse Covington for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify Covington and related persons against certain liabilities relating to or arising out of services performed by Covington as financial advisor to On2. The terms of the fee arrangement with Covington, which On2 and Covington believe are customary in transactions of this nature, were negotiated at arm’s length between On2 and Covington, and the On2 board of directors is aware of these fee arrangements.

Covington has, from time to time, provided certain investment banking and other financial services to On2 or its affiliates and has received compensation for such services. During the two years preceding the date of the fairness opinion, these services consisted of serving as financial advisor to On2 in connection with a potential sale of On2’s Finnish subsidiary, On2 Technologies Finland Oy. In the foregoing capacity, Covington has received an aggregate of $50,000 in compensation (excluding out-of-pocket expense reimbursement) from On2. Other than with respect to the foregoing and this engagement, Covington has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

In the ordinary course of its business, Covington may trade in the securities and other instruments and obligations of On2 and Google for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities, instruments and obligations.

The full text of Covington’s written opinion, dated August 4, 2009, to the On2 board of directors is attached hereto as Appendix B and is incorporated by reference herein.

Opinion of Duff & Phelps, LLC

On2 retained Duff & Phelps, to provide an opinion to the On2 board of directors as to the fairness, from a financial point of view, to the holders of On2 Common Stock of the exchange ratio provided for in the merger. On August 4, 2009, Duff & Phelps rendered to the On2 board of directors its oral opinion, confirmed by its written opinion dated August 4, 2009, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other conditions set forth therein, the exchange ratio provided for in the merger is fair, from a financial point of view, to the holders of On2 Common Stock (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).

The full text of Duff & Phelps’ written opinion, dated August 4, 2009, is attached to this proxy statement/prospectus as Appendix C and is incorporated herein by reference. Holders of On2 Common Stock are encouraged to read the full text of the written opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in arriving at the opinion. This summary is qualified in its entirety by reference to the full text of the written opinion.

The opinion of Duff & Phelps is addressed to, and for the use and benefit of, the On2 board of directors, and relates only to the fairness of the exchange ratio provided for in the merger, from a financial point of view, to the holders of On2 Common Stock, and does not address any other aspect of the merger. Duff & Phelps’ opinion also does not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction and is not a recommendation as to how the On2 board of directors or any holder of On2 Common Stock should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	discussed the operations, financial condition, future prospects and projected operations and performance of On2, as well as the financial terms of the merger, with the management of On2;

•	reviewed certain publicly available financial statements and other business and financial information of On2, including On2’s preliminary quarterly results for the period ended June 30, 2009;

•	reviewed certain internal financial statements and other financial and operating data concerning On2, which On2 had identified as being the most current financial statements available;

•	reviewed certain financial forecasts relating to On2 prepared by the management of On2;

•	reviewed the merger agreement;

•

reviewed the historical trading price and trading volume of On2 Common Stock, Google Class A Common Stock, and the publicly traded securities of certain other publicly traded companies that Duff & Phelps deemed relevant;

•	compared the financial performance of On2 and the prices and trading activity of On2 Common Stock with those of certain other publicly traded companies that Duff & Phelps deemed relevant;

•	held discussions with senior management of, and outside advisors to, On2 regarding the process leading to the merger;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the merger, Duff & Phelps, with the On2 board of directors’ consent:

•

relied upon the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to Duff & Phelps from private sources, including the management of On2, and did not independently verify such information;

•

assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the management of On2;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	assumed that information supplied to Duff & Phelps and representations and warranties made in the merger agreement (as qualified in the merger agreement) are substantially accurate;

•

assumed, based on information provided by the management of On2, that the net operating loss of On2 is available, subject to Internal Revenue Code Section 382 limitations, to provide future tax benefits to On2 by offsetting taxable income through carryforwards of the net operating loss of On2;

•

assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the merger agreement without any amendments thereto or any waivers of any terms or conditions thereof;

•

relied upon the fact that the On2 board of directors and On2 have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken; and

•

assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on On2 or the contemplated benefits expected to be derived in the merger.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed transaction. To the extent that any of the foregoing assumptions or any of the facts on which its opinion are based prove to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of On2’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of On2’s credit worthiness, as tax advice or as accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of On2 or any alternatives to the merger, (b) negotiate the terms of the merger and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from On2’s perspective, that could, under the circumstances, be negotiated among the parties to the merger agreement and merger, or (c) advise the On2 board of directors or any other party with respect to alternatives to the merger. In addition, the opinion does not address the prices at which shares of Google Class A Common Stock would trade following consummation of the merger and does not indicate that the consideration received is the best possibly attainable under any circumstances.

Although developments following the date of the Duff & Phelps opinion may affect the opinion, Duff & Phelps assumes no obligation to update, revise or reaffirm its opinion. The Duff & Phelps opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to Duff & Phelps as of, the date of the opinion. You should understand that developments subsequent to August 4, 2009 may affect the conclusion expressed in the Duff & Phelps opinion, and that Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion. The Duff & Phelps opinion is limited to the fairness as of August 4, 2009, from a financial point of view, of the exchange ratio provided for in the merger to the holders of On2 Common Stock (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).

This summary is qualified in its entirety by reference to the full text of the written opinion, attached to this proxy statement/prospectus as Appendix C. While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the On2 board of directors, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

Summary of Financial Analyses by Duff & Phelps

Set forth below is a summary of the material financial analyses performed by Duff & Phelps in connection with providing its opinion to the On2 board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Duff & Phelps, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Duff & Phelps’ opinion.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected free cash flows of On2, with free cash flow defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis determined the net present value of future free cash flows utilizing a weighted average cost of capital for the discount rate. The projected free cash flows were based on financial projections and assumptions provided by On2 management for 2009 through 2014. Duff & Phelps excluded the costs associated with On2 being a publicly listed company from On2 management’s financial projections because most potential acquirers of On2 would have the ability to eliminate virtually all of these costs.

Duff & Phelps estimated the present value of all cash flows after 2014, referred to herein as the terminal value, of On2 by applying a multiple ranging from 4.0x to 4.5x to projected 2014 revenue. Duff & Phelps believes that the levels of such multiples are supported by trading multiples of publicly traded companies such as ARM Holdings plc, CEVA, Inc., Cyberlink Corp., and DTS, Inc. that currently exhibit growth and profitability performance similar to that projected for On2 in 2014. Duff & Phelps’ terminal multiple selection was also supported by the implied valuation multiples in merger and acquisition transactions that Duff & Phelps selected for purposes of its discounted cash flow analysis, including the acquisition of Coding Technologies AB by Dolby Laboratories Inc., among others. Duff & Phelps assumed an 18.0% to 22.0% weighted average cost of capital to discount the projected free cash flows and terminal value. Duff & Phelps believes that this range of discount rates is equivalent to the rates of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles and reflects the macroeconomic, industry, and company-specific factors that translate into the degree of perceived risk to achieve the projected cash flows.

As a result of these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for On2 of $50.0 million to $65.0 million and a range of value of On2 Common Stock, on a per share basis, of $0.30 to $0.40.

Selected Publicly Traded Companies Analysis

Duff & Phelps compared certain financial information of On2 to corresponding data and ratios from selected publicly traded digital media companies with comparable lines of business or business models, including foreign companies that compete in the global marketplace for digital media technology. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of On2. The 13 companies included in the selected publicly traded companies analysis were:

•	Adobe Systems, Inc.

•	ARM Holdings plc

•	CEVA, Inc.

•	Cyberlink Corp.

•	DivX, Inc.

•	Dolby Laboratories, Inc.

•	DTS, Inc.

•	MIPS Technologies, Inc.

•	Nextwave Wireless, Inc.

•	OpenTV Corp.

•	SRS Labs, Inc.

•	Techno Mathematical Co. Ltd.

•	Varo Vision Co. Ltd.

Duff & Phelps selected these companies for its selected publicly traded companies analysis based on its familiarity with companies in the digital media industry and their relative similarity, primarily in terms of business model, to that of On2.

The table below reflects the observed trading multiples and the historical and projected financial performance, on an aggregate basis, of the peer group.

	EV / 2009E EBITDA	EV / LTM Revenue	EV / 2009E Revenue	Revenue Growth			EBITDA Margin
				3-yr CAGR	LTM	2009E	2009E	2010E
Minimum	3.0x	0.58x	0.64x	-4.4%	-7.0%	-34.8%	0.6%	8.4%
Maximum	24.1x	6.60x	6.33x	125.0%	51.6%	44.6%	45.4%	51.1%

Mean	13.8x	3.21x	3.42x	23.9%	9.9%	0.4%	24.8%	29.5%
Median	13.9x	3.21x	2.95x	14.8%	4.6%	0.6%	24.7%	28.2%

LTM = Latest 12 Months

CAGR = Compounded Annual Growth Rate

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) – (Cash & Cash Equivalents)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Note: Financial data as of July 31, 2009

Source: Bloomberg, Capital IQ, SEC Filings

Duff & Phelps used the data above, in conjunction with data from its selected M&A transactions analysis described below to reach certain valuation conclusions described below.

The companies utilized for comparative purposes in Duff & Phelps’ analysis were not identical to On2. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected publicly traded companies, but also requires complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of On2.

Selected M&A Transactions Analysis

Duff & Phelps compared On2 to target companies in the digital media or software technology industries involved in merger and acquisition transactions. Duff & Phelps selected 27 precedent transactions for purposes of its analysis, as shown in the table below, including enterprise multiples of LTM revenue for which financial information was publicly available. The selected M&A transactions indicated enterprise value to revenue multiples for the latest 12 months ranging from 0.69x to 25.65x with a median of 2.06x.

Date Announced		Acquirer Name		Target Name	EV/LTM Revenue
2/19/2009	—	IC Plus Corp.	—	Conwise Technology Corp.	NA
12/22/2008	—	Harmonic, Inc.	—	Scopus Video Networks Ltd.	0.69x
12/16/2008	—	ARM Holdings plc	—	Logipard AB	NA
11/19/2008	—	Cavium Networks, Inc.	—	W&W Communications, Inc.	9.42x
10/28/2008	—	Logitech International SA	—	SightSpeed, Inc.	NA
10/20/2008	—	GlobalLogic, Inc.	—	InterObject Ltd.	NA
10/14/2008	—	Maxim Integrated Products, Inc.	—	Mobilygen Corporation	NA
4/4/2008	—	Reliance BIG Entertainment	—	DTS Digital Images	NA
3/4/2008	—	Dialogic Corporation	—	OpenMediaLabs	NA
2/29/2008	—	Sonic Software Company Ltd.	—	uMedia Digital Technology	NA
11/8/2007	—	Dolby Laboratories, Inc.	—	Coding Technologies AB	1.95x
11/7/2007	—	DivX, Inc.	—	MainConcept GmbH	NA
8/22/2007	—	DivX, Inc.	—	Veatros, L.L.C.	NA
5/21/2007	—	On2 Technologies, Inc.	—	Hantro Products Oy	7.74x(1)
4/12/2007	—	Akamai Technologies, Inc.	—	Red Swoosh, Inc.	NA
4/6/2007	—	Nextwave Wireless, Inc.	—	IPWireless, Inc.	25.65x
3/7/2007	—	TelVue Corp.	—	Princeton Server Group, Inc.	3.52x
3/6/2007	—	Onstream Media Corp.	—	AuctionVideo, Inc.	NA
2/27/2007	—	Dolby Laboratories, Inc.	—	BrightSide Technologies, Inc.	NA
1/2/2007	—	Silicon Image, Inc.	—	sci-worx GmbH	NA
12/26/2006	—	China Security & Surveillance Tech.	—	Wuhan HiEasy Electronic Tech. Dev.	NA
9/12/2006	—	RealNetworks, Inc.	—	RealNetworks Asia Pacific Co	2.06x
8/28/2006	—	Corel Corporation	—	InterVideo, Inc.	0.79x
8/9/2006	—	MTV Networks Company	—	Atom Entertainment, Inc.	NA
5/23/2006	—	Harris Corp.	—	Aastra Technologies (Digital Video Unit)	1.93x
2/25/2006	—	VeriSign, Inc.	—	Kontiki, Inc.	NA
2/13/2006	—	Scientific-Atlanta, Inc.	—	UB Video, Inc.	NA

Source: Capital IQ, SEC filings and company press releases

(1)	Enterprise value multiple of the Hantro Products Oy transaction was based On2’s May 21, 2007 stock price multiplied by 15.3 million On2 shares to be issued and excludes any value attributed to potential earnout consideration.

Summary of Selected Publicly Traded Companies / M&A Transactions Analyses

In order to estimate a range of enterprise values for On2, Duff & Phelps selected and applied valuation multiples of LTM revenue ranging from 3.0x to 4.5x based on the historical and projected financial performance of On2 as compared to the selected publicly traded companies and the target companies in the selected M&A transactions. The product of On2’s LTM revenue of $15.8 million and the selected multiples range was then rounded to arrive at an enterprise value range for the selected publicly traded companies/M&A transactions analyses of $45 million to $70 million and a range of value of On2 Common Stock, on a per share basis, of $0.29 to $0.41.

Summary of Premiums Paid Analysis

Duff & Phelps analyzed the premium over the public market trading price paid by an acquirer in change of control merger and acquisition transactions. The subset of 73 transactions analyzed by Duff & Phelps included transactions announced after July 2007 involving target companies in the information technology industry with enterprise values between $25 million and $500 million. Duff & Phelps believes these criteria resulted in a representative cross section of M&A transactions of similar size to the On2 merger in the industry in which On2 operates. The median premiums, as a percent above the stock price one-day, one-week and one-month prior to the announcement of the transaction were 31%, 36% and 37%, respectively. Duff & Phelps noted that the On2 merger implies a 58% premium above the closing price of $0.38 per share of On2 Common Stock on August 4, 2009, the last trading day immediately prior to the announcement of the merger.

Financial Analysis of Google Inc.

Because the merger consideration consists primarily of Google Class A Common Stock, Duff & Phelps prepared a financial analysis of Google. Duff & Phelps analyzed the historical trading volumes and prices and equity research analyst price targets for Google Class A Common Stock. In addition, Duff & Phelps compared certain financial information of Google to corresponding data and ratios from the following six publicly traded internet companies:

•	Amazon.com, Inc.

•	Baidu, Inc.

•	eBay, Inc.

•	IAC/InterActiveCorp.

•	Priceline.com, Inc.

•	Yahoo!, Inc.

Duff & Phelps also analyzed the following seven publicly traded leading technology companies:

•	Apple, Inc.

•	Cisco Systems, Inc.

•	Dell, Inc.

•	Intel Corporation

•	International Business Machines Corp.

•	Microsoft Corporation.

Duff & Phelps noted, based on consensus analyst estimates as of July 31, 2009, that Google’s superior historical and projected financial performance (LTM and projected 2009 EBITDA growth of 23.3% and 29.9%, respectively) relative to these peer groups (median LTM and projected 2009 EBITDA growth for the aggregate group of 3.2% and 9.8%, respectively) was commensurate with its enterprise value multiples, which were above the median multiples of the peer groups. Duff & Phelps also noted that the median price target of the equity analysts who cover Google was approximately $495 per share, above the closing price of Google Class A Common Stock as of July 31, 2009 of $443.05.

Summary of Analyses

The range of enterprise values for On2 that Duff & Phelps derived from its discounted cash flow analysis was $50.0 million to $65.0 million, and the range of enterprise values that Duff & Phelps derived from its selected publicly traded companies / M&A transactions analysis was $45.0 million to $70.0 million. Duff & Phelps placed equal weight on each of these enterprise value ranges, which resulted in a concluded enterprise value range of $47.5 million to $67.5 million.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of On2 to be $50.3 million to $71.8 million by:

•	subtracting debt as of March 31, 2009;

•	adding cash as of March 31, 2009;

•	adding the estimated present value of the future tax benefits related to On2’s net operating loss of approximately $4.5 million to $6.0 million;

•	subtracting non-operating liabilities including accrued restructuring charges of approximately $1.2 million;

•	subtracting an anticipated legal settlement payment of approximately $0.5 million related to the Islandia, L.P. matter in which On2 is involved; and

•	subtracting the intrinsic value of management options.

Based on the foregoing analysis, Duff & Phelps estimated the value per share of On2 Common Stock to range from $0.29 to $0.41. Duff & Phelps noted that the $0.60 value per share of On2 Common Stock implied by the merger was above the range of the per share value indicated by its analysis.

Duff & Phelps’ opinion and financial analyses were only one of the many factors considered by the On2 board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the On2 board of directors.

Miscellaneous

The On2 board of directors selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

Fees and Expenses

As compensation for its services in connection with the merger, On2 has agreed to pay Duff & Phelps $150,000 due and payable as follows: $15,000 in cash upon execution of the engagement letter to serve as financial advisor to the On2 board of directors in its review of the merger; and the remaining $135,000 in cash upon Duff & Phelps’ delivery of its opinion. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the opinion or whether the merger is successfully consummated. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the fairness opinion. On2 has also agreed to reimburse Duff & Phelps up to $20,000 for its reasonable out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Duff & Phelps, incurred in connection with the engagement. On2 has agreed to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to the On2 board of directors. The terms of the fee arrangement with Duff & Phelps, which On2 and Duff & Phelps believe are customary in transactions of this nature, were negotiated at arm’s length between On2 and Duff & Phelps, and the On2 board of directors is aware of these fee arrangements.

Other than this engagement, during the two years preceding the date of its fairness opinion, Duff & Phelps has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

The full text of Duff & Phelps’ written opinion, dated August 4, 2009, to the board of directors of On2 is attached hereto as Appendix C and is incorporated by reference herein.

Financial Projections

On2 does not as a matter of course publicly disclose financial projections. However, On2 provided each of Covington and Duff & Phelps with financial projections prepared by On2’s management that were used by such financial advisors for the purpose of preparing the discounted cash flow analysis used in rendering such advisors’ respective fairness opinions, as described in this proxy statement/prospectus under “The Merger—Opinion of Covington Associates, LLC” beginning on page 57 and “The Merger—Opinion of Duff & Phelps, LLC” beginning on page 66. These projections are included in this proxy statement/prospectus solely because such projections were made available to Covington and Duff & Phelps as described in the preceding sentence. The following projections were not impacted by On2’s quarterly results for the period ended June 30, 2009, which were announced in an earnings release on August 6, 2009.

Financial Projections Provided by On2 to its Financial Advisors

(all amounts in thousands and all are approximations)

	2009	2010	2011	2012	2013	2014
Revenue	$18,145	$21,950	$23,169	$24,126	$26,049	$30,911

Operating Expenses	19,545	21,072	21,704	22,461	23,591	26,422

EBITDA (defined as projected income from operations before interest, taxes, depreciation and amortization)	(1,401)	877	1,465	1,665	2,458	4,489

Adjustments
R&D Cost Reimbursement (other income)	(821)	(400)
Public Company Costs	(1,729)	(1,815)	(1,906)	(2,002)	(2,102)	(2,207)

Total Adjustments	(2,550)	(2,215)	(1,906)	(2,002)	(2,102)	(2,207)

Adjusted EBITDA	1,149	3,093	3,371	3,666	4,560	6,695

At the time the financial projections set forth above were prepared, the projections represented the best estimates and judgments of On2’s management and, to the best of On2 management’s knowledge and belief, the future financial performance of On2. While the financial projections set forth above were prepared in good faith, no assurance can be given regarding future events. The financial projections are subjective in many respects and are thus susceptible to interpretation and periodic revision based on actual experience and recent developments. Accordingly, the financial projections set forth above cannot be considered a reliable predictor of future operating results. The financial projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements. Although presented with numeric specificity, the financial projections reflect numerous estimates and assumptions that may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of On2. In light of the foregoing, as well as the uncertainties inherent in any financial projections, On2 stockholders are cautioned not to unduly rely on these financial projections as a predictor of future operating results or otherwise.

The financial projections of On2 included in this proxy statement/prospectus have been prepared by, and are the responsibility of, the management of On2. Neither On2’s independent registered public accounting firm nor any other independent accounting firm has examined, compiled or performed any procedures with respect to these financial projections and, accordingly, no opinion or any other form of assurance on such information or its achievability is expressed with respect thereto.

On2’s financial projections were prepared using primarily the same methodologies, to the extent applicable, as those used to prepare its historical financial statements. Significant assumptions underlying On2’s financial projections included the following:

•

Revenue projections are not materially and negatively affected by changes in competition, market conditions, costs to obtain sales or by On2’s ability to attract and retain employees in multiple geographic regions.

•	On2’s ability to increase revenue while leveraging current operating expense levels and headcount levels with limited incremental investment and limited increase in costs and headcount.

•	No additional goodwill and intangible impairment.

•	No additional restructuring expenses and no requirement to materially decrease staffing levels.

•	Employee related costs, such as salaries, benefits, hiring and retaining costs do not materially increase per employee and are comparable to current levels of cost per employee.

•	The incurrence of minimal one-time or non-recurring costs in the future periods.

•	The current office and IT infrastructures requirements and related costs will not change materially and capital expenditures will be less than $250,000 per year.

•

Research and development expense percentage growth will be slower than revenue percentage growth and will decrease as a percentage of revenue in the future periods by leveraging current research and development investment levels.

•

Sales and marketing expense percentage growth will be faster than revenue percentage growth and will increase as a percentage of revenue in the future period in order to increase marketing for targeted markets and geographies as well as expected increase in costs for sales staff and sales agents to support increased revenue.

•

General and administrative expense percentage growth will be slower than revenue percentage growth and will decrease as a percentage of revenue in the future period by leveraging current general and administrative investment levels.

•	Working capital will increase to support operations and repay outstanding indebtedness.

•	VP8 support in an existing customer’s ubiquitous multimedia player in late 2009, with 12 months to broad acceptance (late 2010), driving growth of embedded sales in 2011 and beyond.

•	One customer reports $3 million in royalties in 2013 and two customers do so in 2014.

•	VP8 support in one of the top two browser-based ubiquitous multimedia players, driving growth of embedded sales in 2013 and beyond.

•	Flix Encoder business increases slightly in 2010 due to VP8 support in the existing customer’s ubiquitous multimedia player.

•	Release of VP8 register transfer level (RTL) design in late 2010, driving RTL license revenue in 2011 and forward, with receipt of royalties beginning in 2014.

The estimates and assumptions underlying these financial projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions. In any event, these estimates and assumptions may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of On2. In addition, these financial projections represent On2’s evaluation of its future financial performance on a stand-alone basis, and without reference to the proposed merger or transaction-related costs or benefits. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the financial projections. The inclusion of these financial projections should not be interpreted as an indication that On2 considers this information a reliable prediction of future results, and this information should not be unduly relied on for that purpose.

THESE FINANCIAL PROJECTIONS ARE CONSIDERED “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (SEE “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” ON PAGE 19, RISK FACTORS ON PAGE 20 AND OTHER RISK FACTORS AS DISCLOSED IN ON2’S FILINGS WITH THE SEC WHICH ARE INCORPORATED BY REFERENCE HEREIN). ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE ON2 PROJECTIONS WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT THAN THOSE CONTAINED IN THE ON2 PROJECTIONS. EXCEPT TO THE EXTENT REQUIRED UNDER THE FEDERAL SECURITIES LAWS, ON2 DOES NOT INTEND TO DISCLOSE PUBLICLY ANY UPDATE OR OTHER REVISION TO THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

On2 Executive Officers and Directors Have Financial Interests in the Merger

In considering the recommendation of the On2 board of directors that you vote to approve the merger proposal, you should be aware that certain On2 executive officers and directors have financial interests in the merger that are different from, or in addition to, those of On2’s stockholders generally and that are described below. The members of On2’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the stockholders that the merger agreement be approved.

Employment of On2 Executive Officers and Key On2 Engineers by Google after the Merger

Certain executives and the key On2 engineers described below have been given offers by Google for employment after the merger. All of these agreements and the payments made pursuant to the agreements are contingent upon consummation of the merger.

James Bankoski, who is currently On2’s Senior Vice President of Core Technologies and Chief Technology Officer, will serve as an Engineering Manager at Google. The employment offer with Google supersedes and replaces Mr. Bankoski’s existing employment agreement with On2, dated July 30, 2007. The employment offer with Google provides that Mr. Bankoski will receive an annual salary of $165,000 and will be eligible to participate in Google’s bonus program. Pursuant to the offer, Mr. Bankoski will also be eligible to receive a special retention bonus in the amount of $1 million, which will be payable as follows: $300,000 on the one-year anniversary of the effective time, $300,000 on the two-year anniversary of the effective time and $400,000 on the three-year anniversary of the effective time, provided that he continues to be employed by Google on each anniversary date. Further and pursuant to the offer, Mr. Bankoski will receive a one-time grant of 2,500 Google Restricted Stock Units that will vest at a rate of 30% on the one-year anniversary of the effective time, 30% on the two-year anniversary of the effective time and 40% on the three-year anniversary of the effective time, subject to his continued employment with Google through each applicable date. In addition, the offer provides that upon approval by Google’s board of directors, Mr. Bankoski will be granted 500 Google Restricted Stock Units as a new hire grant that will vest in four equal annual installments beginning on the date one year after the effective time, subject to his continued employment with Google through each applicable date.

Paul Wilkins, who is currently On2’s Senior Vice President of Research and Development and Chief Technology Officer, will be employed as a member of Google’s technical staff. The employment offer with Google supersedes and replaces all previous letters of engagement, agreements and arrangements related to employment matters between Mr. Wilkins and On2. The employment offer with Google provides that Mr. Wilkins will receive a gross annual salary of £100,000 GBP. Pursuant to the offer, Mr. Wilkins will also be eligible to receive a special retention bonus in the amount of £600,000 GBP, which will be payable as follows: £180,000 GBP on the one-year anniversary of the effective time, £180,000 GBP on the two-year anniversary of the effective time and £240,000 GBP on the three-year anniversary of the effective time, provided that he continues to be employed by Google on each anniversary date. Further and pursuant to the offer, Mr. Wilkins will receive a one-time grant of 2,500 Google Restricted Stock Units that will vest at a rate of 30% on the one-year anniversary of the effective time, 30% on the two-year anniversary of the effective time and 40% on the three-year anniversary of the effective time, subject to his continued employment with Google through each applicable date. In addition, the offer provides that upon approval by Google’s board of directors, Mr. Wilkins will be granted 400 Google Restricted Stock Units as a new hire grant that will vest in four equal annual installments beginning on the date one year after the effective time, subject to his continued employment with Google through each applicable date. Also, in order to terminate his employment, Google must provide Mr. Wilkins with three months written notice; provided that Google may pay the relevant net salary in lieu of notice. Relevant net salary is three months gross salary, which is £25,000 GBP, minus applicable withholdings, including tax and national insurance.

Yaowu Xu, who is currently On2’s Vice President Codec Development, will be employed as a member of Google’s technical staff. The employment offer with Google supersedes and replaces all previous letters of engagement, agreements and arrangements related to employment matters between Mr. Xu and On2. The employment offer with Google provides that Mr. Xu will receive an annual salary equal to $150,000 and will be eligible to participate in Google’s bonus program. Pursuant to the offer, Mr. Xu will also be eligible to receive a special retention bonus in the amount of $840,000, which will be payable as follows: $252,000 on the one-year anniversary of the effective time, $252,000 on the two-year anniversary of the effective time and $336,000 on the three-year anniversary of the effective time, provided that he continues to be employed by Google on each anniversary date. Further and pursuant to the offer, Mr. Xu will receive a one-time grant of 2,100 Google Restricted Stock Units that will vest at a rate of 30% on the one-year anniversary of the effective time, 30% on the two-year anniversary of the effective time and 40% on the three-year anniversary of the effective time, subject to his continued employment with Google through each applicable date. In addition, the offer provides that upon approval by Google’s board of directors, Mr. Xu will be granted 330 Google Restricted Stock Units as a new hire grant that will vest in four equal annual installments beginning on the date one year after the effective time, subject to his continued employment with Google through each applicable date.

Matthew Frost, who is currently On2’s Interim Chief Executive Officer and Chief Operating Officer, will be employed in the position of Senior Advisor, Business and Legal Affairs for a 12-month period after the effective time. The offer of fixed-term employment with Google supersedes and replaces Mr. Frost’s existing employment agreement with On2, dated October 16, 2008. The offer of fixed-term employment with Google provides that he will receive an annual salary of $250,000 and that he will be entitled to a completion and non-competition bonus in the amount of $500,000, payable as follows: $150,000 six months from the effective time, $150,000 nine months from the effective time and $200,000 12 months from the effective time, provided that he is employed in good standing at each applicable date. Mr. Frost’s offer of fixed-term employment further provides that if he is terminated without cause prior to the end of his 12-month employment with Google, he will receive the full $500,000 completion and non-competition bonus. Additionally, the offer of fixed-term employment provides that when Mr. Frost’s employment is terminated or if he resigns for good reason, he will receive severance payments equal to 12 months base salary, which is $250,000, plus 12 months of benefits coverage, which has an estimated value of $14,217.

Timothy Reusing, who is currently On2’s General Counsel, Executive Vice President, Corporate and Business Development and Secretary, will be employed in the position of Senior Legal and Business Advisor for a 12-month period after the effective time. The offer of fixed-term employment with Google supersedes and replaces Mr. Reusing’s existing employment agreement with On2, dated September 15, 2008. The offer of fixed-term employment with Google provides that he will receive an annual salary of $230,000 and that he will be entitled to a completion and non-competition bonus in the amount of $460,000, payable as follows: $138,000 six months from the effective time, $138,000 nine months from the effective time and $184,000 12 months from the effective time, provided that he is employed in good standing at each applicable date. Mr. Reusing’s offer of fixed-term employment further provides that if he is terminated without cause prior to the end of his 12-month employment with Google, he will receive the full $460,000 completion and non-competition bonus. Additionally, the offer of fixed-term employment provides that when Mr. Reusing’s employment is terminated or if he resigns for good reason, he will receive severance payments equal to 12 months base salary, which is $230,000, plus 12 months of benefits coverage, which has an estimated value of $14,181.

For purposes of Messrs. Frost’s and Reusing’s offers of fixed-term employment with Google, good reason means the occurrence of any of the following: (i) a material diminution in base compensation, authority, duties or responsibilities; (ii) a material diminution in the authority, duties or responsibilities of the person or committee to whom the executive reports; (iii) a material change in the geographic location at which the executive must perform services or (iv) any other action or inaction that constitutes a material breach by Google of the agreement.

For purposes of Messrs. Frost’s and Reusing’s offers of fixed-term employment with Google, cause is defined as (i) willful and continued failure to perform the executive’s primary job responsibilities; (ii) conviction of, or a plea of guilty or nolo contendre to any felony or crime involving dishonesty or fraud; (iii) intentional breach of any of Google’s material policies; (iv) willful conduct by the executive that is demonstrably and materially injurious to Google, monetarily or otherwise; or (v) a material breach of the executive’s obligations under the agreement.

For purposes of Messrs. Frost’s and Reusing’s offers of fixed-term employment with Google, good standing is defined as performing at a level reasonably determined by Google to meet reasonable expectations or better.

Acceleration of Vesting of Equity Compensation

On2 Options

Subject to the terms and conditions of the merger agreement, each On2 Option that is outstanding immediately prior to the effective time of the merger, including those held by certain On2 directors and executive officers, will become fully vested and, to the extent unexercised, each holder of an On2 Option with an exercise price that is less than $0.60 will be entitled to receive a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the quotient of (i) $0.60 multiplied by the aggregate number of shares of On2 Common Stock underlying the On2 Option less the sum of the aggregate exercise price of the On2 Option and any income or withholding tax required under applicable law, and (ii) the trading price, as more fully described in the section entitled “The Merger Agreement—Treatment of On2 Stock Options and Other Equity-Based Awards—On2 Stock Options.” If the preceding formula results in the holder of an On2 Option receiving a fractional share, the holder of such option will receive a cash payment equal to the product of such fractional share and the trading price, without interest. Each On2 Option with an exercise price that is $0.60 or greater will be cancelled at the effective time of the merger, and the holder of such option will receive no consideration for such cancellation.

As of October 20, 2009, On2 executive officers and directors held the following number of On2 Options with an exercise price of less than $0.60:

Name	Number of Fully Vested On2 Options Held (1)	Number of Unvested On2 Options Vesting in Connection with the Merger	Value of Accelerated Vesting of Unvested On2 Options (2)
Executive Officers
Matthew Frost	386,667	193,333	$38,667
Tim Reusing	166,666	83,334	$15,000
James Bankoski	34,333	68,667	$13,733
Wayne Boomer	0	0	0
Paul Wilkins	34,333	68,667	$13,733
Yaowu Xu	20,000	140,000	$36,000

Directors
J. Allen Kosowsky	205,000	0	0
Thomas Weigman	365,000	0	0
Mike Kopetski	75,000	0	0
Mike Alfant	75,000	0	0
Afsaneh Naimollah	75,000	0	0
James Meyer	90,000	0	0

(1)	Indicates the number of On2 Options held by each executive officer and director that have previously become vested and exercisable in accordance with their terms and not as a result of the merger agreement.
(2)	Value determined by multiplying the number of unvested On2 Options by the difference between $0.60 and the exercise price of the On2 Options. Does not include a deduction for any income or withholding taxes. Number and value of shares of Google Class A Common Stock received will vary depending on the trading price of Google Class A Common Stock.

As of October 20, 2009, On2 executive officers and directors held the following number of On2 Options with an exercise price of $0.60 or greater, which On2 Options will be cancelled at the effective time of the merger for no consideration: Matthew Frost (285,000), James Bankoski (100,000), Paul Wilkins (162,500), Yaowu Xu (64,000), J. Allen Kosowsky (305,000), Thomas Weigman (75,000), Mike Kopetski (215,000), Mike Alfant (125,000), Afsaneh Naimollah (75,000) and James Meyer (90,000).

On2 Restricted Stock

Each grant of On2 restricted stock will become vested as of the effective time of the merger, and each holder of such On2 restricted stock, including On2 directors and executive officers, will be entitled to a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the quotient of (i) $0.60 multiplied by the number of shares of On2 restricted stock less any income or withholding tax required under applicable law, and (ii) the trading price, as more fully described in the section entitled “The Merger Agreement—Treatment of On2 Stock Options and Other Equity-Based Awards—On2 Restricted Stock.” If the preceding formula results in the holder of On2 restricted stock receiving a fractional share, the holder of such On2 restricted stock will receive a cash payment equal to the product of such fractional share and the trading price.

As of October 20, 2009, On2 executive officers and directors held the following number of shares of On2 restricted stock:

Name	Number of Shares of On2 Restricted Stock Held (1)	Value of Accelerated Vesting of On2 Restricted Stock (2)
Executive Officers
Matthew Frost	321,665	$192,999
Tim Reusing	195,000	$117,000
James Bankoski	205,831	$123,499
Wayne Boomer	242,000	$145,200
Paul Wilkins	0	0
Yaowu Xu	94,165	$56,499

Directors
J. Allen Kosowsky	374,194	$224,516
Thomas Weigman	129,032	$77,419
Mike Kopetski	193,548	$116,129
Mike Alfant	178,763	$107,258
Afsaneh Naimollah	129,032	$77,419
James Meyer	161,290	$96,774

(1)	Numbers presented above do not include 8,335 shares of On2 restricted stock held by Mr. Frost which will vest in accordance with their terms on November 13, 2009; 5,835 shares of On2 restricted stock held by Mr. Bankoski which will vest in accordance with their terms on November 18, 2009; 4,168 shares of On2 restricted stock held by Mr. Xu which will vest in accordance with their terms on November 18, 2009; and 9,803 shares of On2 restricted stock held by Mr. Alfant which will vest in accordance with their terms on November 10, 2009.
(2)	Value determined by multiplying the number of shares of On2 restricted stock held by $0.60. Does not include a deduction for any income or withholding taxes. Number and value of shares of Google Class A Common Stock received will vary depending on the trading price of Google Class A Common Stock.

On2 Restricted Stock Units (RSUs)

All 207,083 On2 RSUs outstanding, which are currently held by Paul Wilkins, will be fully vested as of the effective time of the merger (this amount does not include 7,083 On2 RSUs held by Mr. Wilkins that will vest in accordance with their terms on November 18, 2009). As a result, in connection with the merger Mr. Wilkins will be entitled to receive $0.60 multiplied by the aggregate number of shares of On2 Common Stock underlying such On2 RSUs, or $124,250, less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law, paid entirely in cash.

On2 Technologies, Inc. Retention and Severance Plan

On August 4, 2009, the Compensation Committee of On2’s board of directors adopted the On2 Technologies, Inc. Retention and Severance Plan (which is referred to herein as the “Retention Plan”) in connection with the proposed merger. Under the Retention Plan, upon the consummation of the merger, nine employees, including Messrs. Frost, Reusing and Boomer, will receive a retention bonus payment that is a percentage of his or her annual salary, so long as such employee is still employed by On2 as of the closing date of the merger. The percentage applicable to each eligible employee was determined by the On2 board of directors or the Compensation Committee. The retention bonus payments are payable in a lump sum within 30 days following the closing date of the merger. The amounts that Messrs. Frost, Reusing and Boomer are eligible to receive as retention bonus payments under the Retention Plan are $250,000, $172,500 and $80,000, respectively, and the aggregate amount of such retention bonus payments to the other six employees under the Retention Plan is $277,759.

The Retention Plan also provides for severance benefits for all employees, which includes certain executive officers, of On2 or its subsidiaries (other than employees of On2 Technologies Finland Oy) not otherwise covered by existing severance agreements (whom we refer to as participants). These severance benefits will be paid to any participant under the following circumstances, as further described below:

•

The participant is terminated or is advised in writing that he or she will not be receiving an offer of employment, in each case for any reason on or before the 60th date after the closing date (except for cause, as defined in the Retention Plan);

•	The participant does not receive an offer of employment within 60 days after the closing date and his or her employment is terminated (by the participant, Google or On2); or

•

The participant declines an offer of employment made within 60 days after the closing date and his or her employment is then terminated (by the participant, Google or On2) within 45 days after such participant’s receipt of the offer of employment.

Participants who meet the conditions set forth above will receive a severance payment equal to three months of such participant’s base salary, to be paid in a lump sum within 30 days after signing a separation agreement and release if such participant is under 40 years old, or within 38 days after signing a separation agreement and release if such participant is 40 years old or older. Participants terminated by Google or On2 for any reason other than cause, as defined in the Retention Plan, before the completion of the 60-day period after the closing of the merger will also be paid their base salary and continue to receive standard benefits as if they had been employed during such 60-day period; provided that participants who voluntarily terminate employment prior to the 60-day period after the closing date and prior to receipt of an offer of employment or are terminated for cause will not be entitled to a severance payment. No participant may receive both severance under the Retention Plan and severance under alternative severance agreements or arrangements with On2, but may only receive the severance payments under whichever arrangement offers such participant the greatest amount of pay. The maximum aggregate amount that any of On2’s executive officers would be eligible to receive as severance payments under the Retention Plan is $40,000, payable to Wayne Boomer.

As noted above, participants may receive the greater of the payments that such participant is entitled to under the severance provisions of the Retention Plan or alternative severance agreements or arrangements. Although Messrs. Frost and Reusing would have been entitled to severance payments under their On2 employment agreements, in light of their offers of fixed-term employment from Google, such severance provisions and the severance payments under the Retention Plan are not applicable. However, as described above, Messrs. Frost and Reusing may be eligible for severance payments under their offers of fixed-term employment from Google. Although Messrs. Bankoski and Wilkins would have been entitled to severance payments under their On2 employment agreements, in light of their offer letters from Google, such severance provisions and the severance payments under the Retention Plan are not applicable. Mr. Wilkins is entitled to a three-month notice period upon termination of employment, and Google reserves the right to pay the relevant net salary in lieu of notice. Relevant net salary is three months gross salary, which is £25,000 GBP, minus applicable withholdings, which includes tax and national insurance. Mr. Xu is not entitled to severance.

Protection of On2 Directors and Officers Against Claims

The surviving entity has agreed to, and Google has agreed to cause the surviving entity of the merger to, honor and fulfill all rights existing as of August 4, 2009 to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger, in favor of the current or former directors or officers of On2 and its subsidiaries under their respective certificates of incorporation, bylaws and any indemnification or other agreements of On2 or its subsidiaries as in effect on

August 4, 2009, and cause such rights to survive the merger and continue in full force and effect in accordance with their terms. Additionally, for a period of 6 years from and after the effective time of the merger, the surviving entity has agreed to, and Google has agreed to cause the surviving entity of the merger to, (i) cause the certificate of incorporation and bylaws of the surviving entity to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former officers and directors of On2 and its subsidiaries than are set forth in the certificate of incorporation and bylaws of On2 and (ii) not amend, repeal or otherwise modify such provisions in any manner that would adversely affect any right of any person benefited by such provisions.

Google has also agreed to cause the surviving entity to provide directors’ and officers’ liability insurance from a reputable and financially sound carrier in respect of acts or omissions occurring at or prior to the effective time of the merger covering each current or former director or officer of On2 and its subsidiaries currently covered by On2’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on August 4, 2009. Additionally, the surviving entity is not required to incur aggregate annual premium expenses in excess of 200% of the amount paid by On2 for coverage for its last fiscal year. Prior to the effective time of the merger, On2 may, and if directed by Google prior to the effective time of the merger is required to, also obtain a prepaid “tail” directors’ and officers’ liability insurance policy with a claims period of six years following the effective time of the merger.

Google’s Reasons for the Merger

At a meeting held on July 7, 2009, Google’s board of directors approved the merger agreement and determined that the merger agreement and the merger are in the best interests of Google and its stockholders. In reaching this decision, Google’s board of directors considered the financial performance and condition, business operations and prospects of each of Google, On2 and the combined company, the terms and conditions of the merger agreement and the ancillary documents, the results of the due diligence investigation conducted by Google’s employees and management, accountants and legal counsel and the analysis presented by Google’s legal and financial advisors.

Google’s board of directors also considered a number of potential benefits of the merger, including those listed below:

•	the benefits of acquiring versus building compression/decompression, or codec, technology expertise in order to drive next generation codec development and differentiation in quality;

•

the ability to provide better quality and more efficient video codec to users, publishers and advertisers, that would encourage application adoption and video publishing and advertising on the internet;

•	the potential bandwidth costs savings assuming successful integration and implementation of the newest On2 codec; and

•	the benefits of not being dependent on codecs licensed from third parties.

Google’s board of directors also considered a number of potentially negative factors, including those listed below:

•	the risk that the value of On2’s business could decline after the execution of the merger agreement;

•	the risk that the potential benefits of the merger would not be realized fully as a result of challenges Google might face in integrating and deploying On2’s technology and personnel;

•

the risk that, if the merger is not completed, Google’s management would have devoted significant time and resources to the merger at the expense of attending to and growing Google’s business or seeking out other business opportunities;

•	the possibility that the merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Google and/or On2;

•

the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are projected to occur in connection with the merger;

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to the completion of the merger, and the potential effect of the merger on On2’s business and relations with customers;

•

the risk that Google may assume liability for the activities of On2 before the completion of the acquisition, including patent and trademark infringement claims, claims from employees and customers, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	the other risks described above under “Risk Factors.”

The foregoing list comprises the material factors considered by Google’s board of directors in its consideration of the merger and intended to be a summary rather than an exhaustive list. In view of the variety and complexity of factors and information considered, Google’s board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Rather, the decision was made after consideration of all of the factors as a whole. In addition, individual members of Google’s board of directors may have given different weight to different factors.

Board of Directors and Management of Google Following Completion of the Merger

Upon completion of the merger, the current directors and officers of Google are expected to continue in their current positions. Information about the current Google directors and executive officers can be found in the documents listed under the heading “Google SEC Filings” in the section entitled “Where You Can Find More Information” beginning on page 118.

Public Trading Markets

Google Class A Common Stock trades on The Nasdaq Global Select Market under the symbol “GOOG.” On2’s Common Stock trades on the NYSE Amex under the symbol “ONT.” Upon completion of the merger, On2 Common Stock will be delisted from its exchange and deregistered under the Exchange Act. The newly issued Google Class A Common Stock issuable pursuant to the merger agreement will be listed on The Nasdaq Global Select Market. The shares of Google Class A Common Stock to be issued in connection with the merger will be freely transferable under the Securities Act.

Google’s Dividend Policy

Google has never declared or paid any cash dividend on its Class A Common Stock. Google does not expect to pay any dividends in the foreseeable future.

Regulatory Clearances Required for the Merger

Google and On2 have agreed to use reasonable best efforts to obtain as promptly as practicable all regulatory clearances that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the Department of Justice, referred to herein as the DOJ, and the Federal Trade Commission, referred to herein as the FTC, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. Google and On2 have completed the filing of the applications to obtain the applicable regulatory clearances. Google and On2 are not permitted to complete the merger until the applicable waiting periods under the HSR Act have expired or been terminated. On September 21, 2009, the Federal Trade Commission and the Antitrust Division of the Department of Justice granted early termination of the HSR waiting period.

Based upon an examination of information available relating to the businesses in which the companies are engaged, Google and On2 believe that the completion of the merger will not violate any U.S. antitrust laws. However, either the DOJ or FTC could open an investigation of the merger challenging or seeking to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest after the statutory waiting period, and even after completion of the merger. State attorneys general in the various states in which Google and On2 operate may also open an investigation of the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after completion of the merger. Google and On2 cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Google and On2 will prevail.

Litigation Related to the Merger

Since the proposed merger was announced on August 5, 2009, On2 has been served with five purported class action complaints, four filed in the Court of Chancery of the State of Delaware, which have been consolidated into a single action (the “Delaware Action”), and another filed in the Supreme Court of the State of New York, County of Queens (the “New York Action”). On September 17, 2009, plaintiffs in the Delaware Action filed a Consolidated Verified Class Action Complaint and the plaintiff in the New York Action filed an Amended Class Action Complaint. In general, these pleadings allege, among other things, that the members of the On2 board of directors breached their fiduciary duties to the stockholders of On2 in connection with negotiating and entering into the merger agreement and by making materially misleading disclosures about the merger negotiations and merger terms in the initial preliminary proxy statement/prospectus and that Google and On2 aided and abetted in such alleged breaches of the directors’ duties. Both actions seek similar relief, including, among other things, declaratory and injunctive relief (including enjoining the closing of the proposed merger) and also seek damages in an unspecified amount.

Although On2, the On2 directors and Google believe that the Delaware Action and the New York Action are entirely without merit and that they have valid defenses to all claims, to minimize the costs associated with this litigation, on October 23, 2009, On2 and the On2 directors and the plaintiffs to each of the Delaware Action and the New York Action entered into a memorandum of understanding (“MOU”) contemplating the settlement of all claims in each of the Delaware Action and the New York Action. Under the MOU, the plaintiffs, on behalf of themselves and the putative class, agreed to settle all the aforementioned litigation and release the named defendants in the actions (including Google, which is not participating in the settlement) and their affiliates from, among other things, claims related to the merger. Pursuant to the terms of the MOU, On2 agreed to provide additional supplemental disclosures that are reflected in this proxy statement/prospectus. The settlement is contingent upon, among other things, further definitive documentation, approval of the settlement and the dismissal with prejudice of the actions by, respectively, the Delaware Court of Chancery and the Supreme Court of the State of New York. The proposed settlement is not in any way an admission of any wrongdoing or liability in connection with plaintiffs’ allegations and the On2 directors maintain that they diligently and scrupulously complied with their fiduciary and other legal duties.

THE MERGER AGREEMENT

The following section describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. Google and On2 encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about Google or On2. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings that each of Google and On2 makes with the SEC, which are available without charge at www.sec.gov.

The Merger

Each of the On2 board of directors and the Google board of directors has approved the merger agreement, which provides for the merger of Oxide Inc. with and into On2, with On2 continuing as a direct, wholly owned subsidiary of Google.

Per Share Merger Consideration

Each share of On2 Common Stock that is issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the following exchange ratio (rounded to the nearest fourth decimal point): $0.60 divided by the trading price, which is the volume weighted average trading price of a share of Google Class A Common Stock based on the sales price of every share of Google Class A Common Stock traded during the 20 trading days immediately up to and including the second trading day prior to the date of the special meeting at which On2 stockholders will consider and vote on the merger agreement.

The exchange ratio will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Google Class A Common Stock or On2 Common Stock), reorganization, recapitalization, reclassification or other similar change with respect to Google Class A Common Stock or On2 Common Stock having a record date on or after the date of the merger agreement but before the effective time of the merger.

No fractional shares of Google Class A Common Stock will be issued in connection with the merger. Instead, each On2 stockholder otherwise entitled to a fraction of a share of Google Class A Common Stock (after aggregating all fractional shares of Google Class A Common Stock issuable to such stockholder) will be entitled to receive an amount in cash (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the trading price.

In addition, because no fractional shares of Google Class A Common Stock will be issued in connection with the merger, as a result of the formula used to calculate the exchange ratio some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger.

Completion of the Merger

The merger agreement requires the parties to complete the merger after all of the conditions to the completion of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the On2 stockholders. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is agreed to by Google, Oxide and On2 and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates

The merger agreement provides that Google will select a bank or trust company, reasonably acceptable to On2, to act as the exchange agent. The merger agreement provides that (i) on or prior to the date of completion of the merger, Google will make available to the exchange agent a sufficient number of shares of Google Class A Common Stock in exchange for On2 capital stock and issuable with respect to in-the-money On2 Options and (ii) from time to time, Google will make available to the exchange agent a sufficient amount of cash to make payments in lieu of fractional shares. The exchange agent will be entitled to deduct and withhold from the consideration payable or deliverable to any On2 stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, such amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

The merger agreement contemplates that, promptly following the completion of the merger, the exchange agent will mail to each record holder of On2 capital stock or On2 Options immediately prior to the completion of the merger a letter of transmittal and instructions for surrendering and exchanging such record holder’s On2 Common Stock certificates or written evidence of ownership of On2 Options. The merger agreement provides that, upon surrender of an On2 Common Stock certificate or written evidence of ownership of On2 Options for exchange to the exchange agent (or upon receipt of an appropriate agent’s message in the case of book-entry shares), together with a duly signed and completed letter of transmittal and such other documents as the exchange agent or Google may reasonably require, the holder of the On2 Common Stock certificate or written evidence of ownership of On2 Options will be entitled to receive the following:

•	the number of shares of Google Class A Common Stock calculated based on the exchange ratio; and

•	cash in lieu of any fractional share of Google Class A Common Stock, without interest.

Delivery of shares of Google Class A Common Stock to be received in the merger may, at Google’s election, be in book-entry form unless a physical stock certificate is requested or is otherwise required by applicable law.

After the completion of the merger, all holders of certificates representing shares of On2 Common Stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of On2, other than the right to receive the merger consideration and any rights to dividends or other distributions. In addition, no transfer of On2 Common Stock after the effective time of the merger will be registered on the stock transfer books of On2.

If any On2 Common Stock certificate or written evidence of ownership of On2 Options has been lost, stolen or destroyed, the exchange agent will issue the merger consideration in exchange for such lost, stolen or destroyed On2 Common Stock certificate or written evidence of ownership of On2 Options upon the delivery of an affidavit by the owner of such On2 Common Stock certificate or written evidence of ownership of On2 Options certifying that such On2 Common Stock certificate or written evidence of ownership of On2 Options has been lost, stolen or destroyed. However, Google and/or the exchange agent may, in its discretion and as a condition to the payment of cash or the issuance of any shares of Google Class A Common Stock in exchange therefor, also require the owner of such lost, stolen or destroyed On2 Common Stock certificate or written evidence of ownership of On2 Options to deliver a bond as indemnity against any claim that may be made with respect to that On2 Common Stock certificate or written evidence of ownership of On2 Options against Google, the surviving entity or the exchange agent.

On2 Common Stock certificates or written evidence of ownership of On2 Options should not be surrendered for exchange by On2 stockholders before the effective time of the merger and should be sent only pursuant to instructions set forth in the letter of transmittal, which the merger agreement provides will be mailed to On2 stockholders as promptly as practicable following the completion of the merger. In all cases, the shares of Google Class A Common Stock and cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letter of transmittal.

Treatment of On2 Stock Options and Other Equity-Based Awards

On2 Stock Options

No outstanding On2 Option to acquire On2 Common Stock granted under On2’s stock incentive plans (whether vested or unvested) will be assumed by Google. Subject to the terms and conditions of the merger agreement, each On2 Option that is outstanding immediately prior to the effective time of the merger will become fully vested, and, to the extent unexercised, each holder of an On2 Option with an exercise price that is less than $0.60 will be entitled to receive a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the following exchange ratio:

•

(a) $0.60 multiplied by the aggregate number of shares of On2 Common Stock underlying such holder’s option(s) less (b) the aggregate exercise price and any income or employment tax withholding required under federal, state, local or foreign law;

divided by

•	the trading price.

If this formula produces a fractional share, the holder of the On2 Option will receive a cash payment equal to the product obtained by multiplying such fractional share by the trading price, without interest, less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law. Each On2 Option with an exercise price that is $0.60 or greater will be cancelled at the effective time of the merger, and the holder of such an option will receive no consideration for such cancellation.

On2 Restricted Stock

No On2 restricted stock awards granted under On2’s stock incentive plans (whether vested or unvested) and outstanding at the effective time of the merger will be assumed by Google. Instead, subject to the terms and conditions of the merger agreement, each such grant will become vested as of the effective time of the merger, and each holder of such restricted stock will be entitled to receive a fraction of a validly issued, fully paid and non-assessable share of Google Class A Common Stock equal to the following exchange ratio:

•	$0.60 multiplied by the aggregate number of shares of On2 Common Stock underlying such grant(s) less any income or employment tax withholding required under federal, state, local or foreign law;

divided by

•	the trading price.

If this formula produces a fractional share, the holder of the restricted stock will receive a cash payment equal to the product obtained by multiplying such fractional share by the trading price, without interest, less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law.

On2 Restricted Stock Units (“RSUs”)

No On2 RSU granted under On2’s stock incentive plans (whether vested or unvested) and outstanding at the effective time of the merger will be assumed by Google. Instead, subject to the terms and conditions of the merger agreement, each such On2 RSU will be fully vested as of the effective time of the merger. In connection with the merger, each grantee of an On2 RSU will be entitled to receive a cash payment equal to $0.60 multiplied by the aggregate number of shares of On2 Common Stock underlying such grant(s) less any income or employment tax withholding required under the Internal Revenue Code or federal, state, local or foreign law.

On2 Warrants

All outstanding warrants to purchase shares of On2’s capital stock that do not provide pursuant to their terms for assumption in connection with a merger will be cancelled in connection with the merger to the extent not exercised prior to the effective time of the merger. Google will assume specified warrants to purchase shares of On2’s capital stock that provide for assumption in connection with the merger.

Representations and Warranties

In the merger agreement, On2, Google and Oxide each made representations and warranties relating to, among other things:

•	organization and standing;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	the absence of conflicts with organizational documents, other contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities; and

•	documents filed with the SEC and other governmental authorities.

In the merger agreement, Google and Oxide also each made representations and warranties relating to:

•	the absence of a material adverse effect with respect to Google;

•	Google Class A Common Stock issuable in connection with the merger; and

•	the operations of Oxide.

In the merger agreement, On2 also made representations and warranties relating to:

•	subsidiaries;

•	capitalization;

•	financial statements and controls;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since a recent balance sheet date;

•	restrictions on business activities;

•	compliance with laws and orders;

•	permits;

•	material contracts;

•	tax matters;

•	employee benefits;

•	labor matters;

•	real property;

•	environmental matters;

•	assets and personal property;

•	intellectual property;

•	insurance;

•	the absence of transactions with related parties;

•	litigation;

•	minute books of On2;

•	export control laws;

•	brokers’ and finders’ fees;

•	state anti-takeover statutes; and

•	receipt by the On2 board of directors of fairness opinions from Covington and Duff & Phelps.

Material Adverse Effect

Several of the representations, warranties and closing conditions in the merger agreement use the phrase “material adverse effect.” The merger agreement provides that “material adverse effect” means, with respect to either Google or On2, as the case may be, any state of facts, condition, change, development, event or effect that, individually or when taken together with any other state of facts, condition, change, development, event or effect that:

i. is materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations or results of operations of Google or On2 and their respective subsidiaries, as applicable, taken as a whole; or

ii. materially impedes the ability of Google or On2 and their respective subsidiaries, as applicable, to consummate the transactions contemplated by the merger agreement in accordance with its terms and applicable laws.

The merger agreement provides, however, that, with respect to clause (i) above, none of the following will be included when determining whether a material adverse effect on Google or On2, as applicable, has occurred:

•

changes or conditions affecting any of the industries in which Google or On2 and its subsidiaries, as applicable, operate generally, to the extent that they do not have a disproportionate impact on Google or On2 and its subsidiaries, taken as a whole (relative to other companies in the industries in which Google or On2 and its subsidiaries, as applicable, operate);

•

changes or conditions affecting the economy in the United States or any foreign markets where Google or On2 and its subsidiaries, as applicable, has material operations or sales generally, to the extent that they do not have a disproportionate impact on Google or On2 and its subsidiaries, taken as a whole (relative to other companies in the industries in which Google or On2 and its subsidiaries, as applicable, operate);

•

changes in GAAP or in accounting standards (or the interpretation of such principles or standards), applicable federal, state, provincial, local, municipal, foreign or other law or regulatory conditions (or the interpretation of such law or regulations), to the extent that they do not have a disproportionate impact on Google or On2 and its subsidiaries, taken as a whole (relative to other companies in the industries in which Google or On2 and its subsidiaries, as applicable, operate);

•

geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of August 4, 2009 or any earthquake, hurricane, tornado or other natural disaster, to the extent that they do not have a disproportionate impact on Google or On2 and its subsidiaries, taken as a whole (relative to other companies in the industries in which Google or On2 and its subsidiaries, as applicable, operate);

•	any actions taken by Google or On2, or their respective subsidiaries, with the prior written consent of the other party;

•	the announcement of the merger agreement or pendency of the merger, including any loss of customers or revenues that directly results from such announcement or pendency; or

•

any failure, in and of itself, of Google or On2 to meet projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts, conditions, changes, developments, events or effects giving rise to or contributing to such failure may be taken into account in determining whether there has been a material adverse effect (except to the extent such facts, conditions, changes, developments, events or effect are excluded from being taken into account by any of the clauses above)).

Covenants; Conduct of Business Prior to the Merger

Interim Conduct of On2’s Business

On2 has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. On2 agreed to carry on its business in the ordinary course consistent with its past practice, (i) as expressly contemplated or permitted by the merger agreement, (ii) as specifically set forth in On2’s disclosure schedule that was delivered to Google at the time of signing the merger agreement, (iii) as required by applicable law or (iv) with Google’s prior written consent. On2 also agreed to use its reasonable best efforts to (A) pay, and to cause its subsidiaries to pay, indebtedness for borrowed money and taxes of itself and its subsidiaries when due (subject to Google’s right to review and approve certain tax returns), (B) pay or perform other material obligations when due and (C) to the extent consistent therewith, (I) preserve substantially intact its present business organizations, (II) keep available the services of the present directors, officers, employees, independent contractors and consultants of itself and its subsidiaries, (III) preserve substantially intact its assets and technology and (IV) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with them.

On2 further agreed that, except (a) as expressly contemplated by the merger agreement, (b) as specifically set forth in On2’s disclosure schedule that was delivered to Google at the time of signing the merger agreement, (c) as required by applicable law or (d) with Google’s prior written consent, On2 will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	make any capital expenditure or enter into any capital commitment or capital transaction exceeding $250,000 individually or $500,000 in the aggregate;

•

(i) sell or license or transfer to any individual or entity any rights to any On2 intellectual property or technology or enter into any agreement with respect to On2 intellectual property or technology with any individual or entity or with respect to any intellectual property rights or technology of any individual or entity (other than pursuant to existing contracts on their current terms or non-exclusive licenses of the On2 products that have been entered into in the ordinary course of business consistent with past practice that do not contain any of the terms specifically set forth in On2’s disclosure schedule), (ii) buy or license any intellectual property rights or enter into any agreement with respect to the intellectual property rights or technology of any third party (other than pursuant to existing contracts on their current terms or contracts that have been entered into in the ordinary course of business consistent with past practice that do not contain any of the terms specifically set forth in On2’s disclosure schedule), (iii) enter into any agreement with respect to the development of any intellectual property rights or technology with a third party (other than development agreements in which On2 retains ownership of such intellectual property rights or technology entered into in the ordinary course of business consistent with past practice) or (iv) amend or modify any existing agreement to add terms that would be prohibited by clauses (i), (ii) and (iii) above;

•

enter into, terminate or extend or materially amend, waive, modify or violate the terms of (i) any material contract (that is not otherwise included in the section of the merger agreement related to On2’s conduct of business between signing and closing) and (ii) any contract that would have been required to have been disclosed in certain sections of On2’s disclosure schedule had such contract been entered into prior to August 4, 2009 or (in each case, other than in the ordinary course of business consistent with past practice);

•

subject to certain exceptions, initiate any litigation or settle any litigation other than (i) litigation specifically reserved against on the consolidated balance sheet of On2 as of December 31, 2008 (for amounts not in excess of such reserves or, in any event, not in excess of $250,000 in any individual case or $500,000 in the aggregate) so long as such litigation is settled in cash only and paid by On2 in full prior to the closing of the merger or (ii) to enforce On2’s rights under the merger agreement;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any On2 capital stock or any capital stock of any On2 subsidiary (other than dividends and distributions by a direct or indirect wholly owned On2 subsidiary to its parent), or split, combine or reclassify any On2 capital stock or any capital stock of any On2 subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of On2 capital stock or shares of any capital stock of any On2 subsidiary, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of On2 capital stock or shares of any capital stock of any On2 subsidiary (or options, warrants or other rights exercisable therefor), except for the issuances of On2 capital stock pursuant to the exercise of currently outstanding On2 Options or warrants in accordance with their terms;

•

subject to certain exceptions, issue, grant, deliver, sell or purchase or authorize or propose the issuance, grant, delivery, purchase or sale of, any shares of On2 capital stock or shares of any capital stock of any On2 subsidiary or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments obligating any of them to issue or purchase any such shares or other convertible securities, other than issuances of On2 capital stock pursuant to exercises of On2 Options or warrants in accordance with their terms;

•	cause or permit any amendments to On2’s certificate of incorporation or bylaws or the certificate of incorporation, bylaws or other organizational documents of its subsidiaries;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to On2’s business or any of its subsidiaries’ businesses, other than purchases of investment assets in the ordinary course of business consistent with past practice;

•

enter into any agreement to purchase or sell any interest in real property, grant any security interest in real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify or terminate any of the terms of any lease agreements;

•

(i) incur any indebtedness or guarantee any indebtedness (other than indebtedness not in excess of $2 million (which may include the factoring of receivables) or in connection with the financing of ordinary course trade payables consistent with past practice) or (ii) issue or sell any debt securities or guarantee any debt securities or other obligations of others or create a lien over any of its assets (other than certain permitted liens, a lien that is released (without material liability for such release) at or prior to closing of the merger or a lien resulting from the factoring of receivables as described in clause (i));

•

grant any loans to others, purchase debt securities of others or amend the terms of any outstanding loan agreement, other than (i) intercompany loans, (ii) accounts receivables extensions in the ordinary course of business consistent with past practice and (iii) advances of expenses to employees in the ordinary course of business consistent with past practice;

•

subject to certain exceptions, grant any severance or termination pay (in cash or otherwise) to any current or former employee, director, consultant or independent contractor, including any officer, of On2 or any of its subsidiaries;

•

subject to certain exceptions, hire or offer to hire any current or former employee, director, consultant or independent contractor or terminate any of the same other than for cause without Google’s prior written consent;

•

(i) adopt, amend or fail to maintain any On2 employee plan, enter into any employment contract (other than at-will offer letters for new hires made in accordance with the clause above and which do not provide for any severance, special bonus, special remuneration or acceleration of equity), (ii) subject to certain exceptions, pay or agree to pay any special bonus or special remuneration to any current or former employee, director, consultant or independent contractor of On2 or any of its subsidiaries or (iii) subject to certain exceptions, increase or agree to increase the salaries, wage rates or other compensation or benefits of current or former employees, directors, consultants or independent contractors of On2 or any of its subsidiaries;

•	make any representations or issue any communications to employees regarding offers of employment from Google without Google’s prior written consent;

•

revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable or reverse any reserves, in each case, other than in the ordinary course of business consistent with past practice and in accordance with GAAP or as otherwise required by GAAP;

•

pay, discharge or satisfy, in an amount in excess of $250,000 in any one case, or $500,000 in the aggregate, any claim, liability, loan or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities specifically reflected on or specifically reserved against in On2’s consolidated balance sheet as of December 31, 2008;

•

make or change any material tax election, adopt or change any tax accounting method, enter into any closing agreement or tax ruling, settle or compromise any material tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment or file any material tax return or any amended tax return unless such tax return has been provided to Google for review within a reasonable period prior to the due date for filing and Google has consented to such filing;

•

enter into any (i) joint venture or similar arrangement or (ii) joint marketing or any similar arrangement (other than pursuant to existing contracts on their current terms or contracts that are entered into in the ordinary course of business consistent with past practice, subject to the limitations specifically set forth in On2’s disclosure schedule);

•

adopt or change On2’s accounting policies or procedures, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices, in each case, except as required by GAAP; or

•	take, commit or agree in writing or otherwise to take, any of the actions described above.

Other Covenants

The merger agreement also contains covenants relating to the preparation of this proxy statement/prospectus and the holding of the special meeting, the granting of access to information, the coordination of public announcements with respect to the transactions contemplated by the merger agreement, and cooperation regarding regulatory filings and employee matters.

Additionally, in the event that the aggregate amount of cash to be paid in lieu of fractional shares of Google Class A Common Stock would exceed 20% of the sum of such cash plus the aggregate value of the Google Class A Common Stock to be issued in the merger to On2 stockholders, calculated based on the closing price of one share of Google Class A Common Stock on the last business day immediately preceding the closing date, then immediately following the effective time of the merger, Google will cause On2 to merge with and into a Delaware limited liability company that is a direct, wholly owned subsidiary of Google, with the limited liability company continuing as a direct, wholly owned subsidiary of Google. If this second merger occurs, the two mergers are intended to be treated as one integrated transaction for U.S. federal income tax purposes, and references to the tax consequences of the merger in this proxy statement/prospectus are to the integrated transaction.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by On2

On2 agreed that both it and its subsidiaries will cease any and all existing activities, discussions or negotiations with respect to any acquisition proposal with any individual or entity conducted prior to August 4, 2009. Furthermore, On2 also agreed that neither it nor its subsidiaries will, and that they will not authorize or permit their respective directors, officers or other specified employees, controlled affiliates, advisors or other agents to, directly or indirectly:

•	solicit, initiate or knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of, an “acquisition proposal” (as defined below);

•

furnish to any individual or entity (other than Google, Oxide or any of their designees or representatives) in connection with, or in circumstances that would reasonably be likely to lead to an acquisition proposal, any non-public information relating to On2 or any of its subsidiaries, or afford access to the business, properties, assets, books or records of On2 or any of its subsidiaries to any person or entity (other than Google, Oxide or any of their designees or representatives) or as may be required by a governmental entity, or take any other action in a manner that is intended to assist or facilitate any inquiries or the making of any proposal that would be reasonably likely to lead to an acquisition proposal;

•

participate or engage in discussions or negotiations with any person or entity (other than Google, Oxide or any of their designees or representatives) with respect to an acquisition proposal (other than informing any such individual or entity of the existence of the provisions contained in the merger agreement);

•	approve, endorse or recommend an acquisition proposal;

•	enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to an acquisition transaction; or

•	terminate, amend, modify or waive any rights under any “standstill” or other similar agreement between On2 or any of its subsidiaries and any other individual or entity (other than Google).

As used in the merger agreement, an “acquisition proposal” is any offer or proposal contemplating or otherwise relating to an acquisition transaction (as defined below) other than an offer or proposal made or submitted by Google or Oxide.

As used in the merger agreement, an “acquisition transaction” is any transaction or series of related transactions (other than the merger proposal with Google or a transaction consisting exclusively of a sale or other disposition of On2 Technologies Finland Oy, as such entity is currently constituted) involving:

•

any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction, as applicable: (A) in which On2 or any of its subsidiaries is a constituent corporation and which would result in a third party beneficially owning 15% or more of any class of equity or voting securities of On2 or any of its subsidiaries; (B) in which an individual or entity or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of individuals or entities directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of On2 or any of its subsidiaries; or (C) in which On2 or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of On2 or any of its subsidiaries;

•

any sale, lease, exchange, transfer, license (other than non-exclusive licenses of On2 products entered into in the ordinary course of business consistent with past practice), acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues or consolidated assets of the On2 and its subsidiaries, taken as a whole; or

•

any liquidation or dissolution of On2 or any of its subsidiaries, the business of which constitutes or accounts for 15% or more of the consolidated net revenues or consolidated assets of On2 and its subsidiaries, taken as a whole.

Exception to the Limitation on the Negotiation and Discussion by On2 of Other Acquisition Proposals

Notwithstanding the foregoing restrictions and subject to the limitations set forth below, prior to obtaining approval of the merger proposal from its stockholders, On2’s board of directors may, directly or indirectly, engage or participate in discussions and negotiations with any individual or entity that has made (and not withdrawn) a bona fide unsolicited, written acquisition proposal and furnish to such individual or entity any non-public information relating to On2 or its subsidiaries pursuant to a confidentiality agreement with the party making the acquisition proposal on terms no less favorable to On2 than those contained in On2’s confidentiality agreement with Google if:

•

the On2 board of directors reasonably concludes, after consultation with its financial advisor and outside legal counsel, that the acquisition proposal either constitutes or is reasonably likely to lead to a “superior proposal” (as defined below);

•

the On2 board of directors reasonably determines (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under Delaware law;

•

none of On2, any of its subsidiaries or any of their respective directors, officers or other employees, controlled affiliates, investment bankers, attorneys, other advisors or representatives (collectively referred to herein as representatives) have breached or violated in any material respect, with respect to such acquisition proposal or any other acquisition proposal, the restrictions on solicitations of other offers;

•

On2 has first entered into a confidentiality agreement with the party making the acquisition proposal on terms no less favorable to On2 than those contained in the On2’s confidentiality agreement with Google;

•

On2 provides Google with at least 48 hours prior written notice of its intent to participate in discussions or furnish non-public information regarding On2 with respect to such acquisition proposal; and

•

On2 contemporaneously provides Google with any non-public information provided to the party making such acquisition proposal, to the extent that such information has not been previously furnished by On2 to Google.

On2 and its subsidiaries have also agreed:

•

to notify Google promptly (but no later than 24 hours) after it receives any acquisition proposal, any request for information that would reasonably be expected to lead to an acquisition proposal (and, if the acquisition proposal is in written form, On2 is required to give Google a copy of it, along with any other written information delivered to On2 from such individual or entity or its advisors, agents or other intermediaries), or any inquiry with respect to, or which would reasonably be expected to lead to, an acquisition proposal, and in each such case, notify Google of the material terms and conditions of such acquisition proposal, request or inquiry, and the identity of the individual, entity or group making such acquisition proposal, request or inquiry;

•	to keep Google promptly informed of any changes in the status, details, terms and conditions (including amendments or proposed amendments) of any such acquisition proposal, request or inquiry; and

•

to provide Google with at least 48 hours prior written notice (or any shorter period of advance notice provided to members of On2’s board of directors) of a meeting of its board of directors (or any committee thereof) at which the board of directors is reasonably expected to consider an acquisition proposal or an inquiry relating to a potential acquisition proposal.

Additionally, the foregoing restrictions against solicitations of other acquisition proposals do not prohibit On2 or any of its representatives from, or restrict On2’s or any of its representative’s ability to, (i) furnish to any individual or entity any non-public information relating exclusively to On2 Technologies Finland Oy or afford access to the business, properties assets, books or records of On2 Technologies Finland Oy to any individual or entity or (ii) participate or engage in discussions or negotiations with any individual or entity with respect to a sale or other disposition of On2 Technologies Finland Oy; provided, however, that neither On2 nor any its representatives solicits, initiates, knowingly encourages, knowingly facilitates or knowingly induces the making, submission or announcement of, an acquisition proposal in connection with, or as a result of, the activities set forth in clause (i) or (ii).

Reasonable Best Efforts of On2 to Obtain the Required Stockholder Vote

On2 has agreed to hold a meeting of its stockholders as promptly as practicable, for the purpose of obtaining stockholder approval of the merger proposal. On2 will use its reasonable best efforts to solicit proxies from its stockholders to obtain such approval. On2 has agreed to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends approval of the merger proposal.

On2 Board of Directors Recommendation of the Merger

Except as otherwise described in the merger agreement, On2’s board of directors is required to recommend that On2’s stockholders adopt the merger agreement at the special meeting in accordance with the applicable provisions of Delaware law. Moreover, except as described in the merger agreement and as set forth below under the subheadings “Board of Directors Recommendation Change for Superior Proposal” and “Board of Directors Recommendation Change in the Absence of a Superior Proposal,” On2’s board of directors is not permitted to withhold, withdraw, amend or modify its recommendation in a manner adverse to Google or publicly propose to do so. We refer to any of the actions listed above as a board recommendation change. However, notwithstanding the foregoing, “stop, look and listen” communications by On2’s board of directors to On2 stockholders pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed to be a board recommendation change if such communications are accompanied with a statement by On2’s board of directors that expressly and publicly reaffirms the board recommendation in connection with such statement or disclosure. Further, subject to the terms and conditions of the merger agreement, if On2’s board of directors takes and discloses to On2 stockholders a position contemplated by Rule 14e-2(a) of the Exchange Act or complies with the provisions of Rule 14d-9 of the Exchange Act, such communications will not be deemed to be a board recommendation change if such communications are accompanied with a statement by On2’s board of directors that expressly and publicly reaffirms the board recommendation in connection with such statement or disclosure.

Board of Directors Recommendation Change for Superior Proposal

Notwithstanding the foregoing, prior to obtaining approval of the merger proposal from the On2 stockholders, On2’s board of directors may effect a board recommendation change if all of the following conditions have been met:

•	On2’s board of directors has received an unsolicited acquisition proposal that constitutes a superior proposal (as defined below);

•

neither On2 nor any of its subsidiaries has breached or violated in any material respect any of the non-solicitation provisions of the merger agreement in connection with such acquisition proposal (or in connection with any other acquisition proposal made by any other person) (as described in “The Merger Agreement—Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by On2”);

•

On2’s board of directors has reasonably determined (after consultation with its outside legal counsel and after considering in good faith any counter-offer or proposal made by Google as described below) that, in light of such superior proposal, the failure to effect the board recommendation change would be reasonably likely to result in a breach of On2’s board of directors’ fiduciary duties to On2’s stockholders under Delaware law;

•

prior to effecting such board recommendation change, On2’s board of directors has given Google (i) the most current version of any written agreement or proposal relating to the transaction that constitutes such superior proposal and (ii) at least five business days prior notice that On2’s board of directors is prepared to effect a board recommendation change in response to such superior proposal, (iii) if requested by Google, an opportunity to meet with On2 and its outside legal counsel with the purpose and intent of enabling Google and On2 to discuss in good faith any modification of the terms and conditions of the merger agreement proposed by Google so that the transactions contemplated by the merger agreement may be effected without a board recommendation change; and

•

Google has not made, within five business days after receipt of On2’s written notice of its intention to effect a board recommendation change, a counter-offer or proposal that On2’s board of directors reasonably determines, after consultation with its outside legal counsel and financial advisor, is at least as favorable to On2’s stockholders as the superior proposal.

As used in the merger agreement, the term “superior proposal” means any unsolicited written offer or proposal by a third party to acquire, directly or indirectly, at least 50% of the outstanding shares of On2 capital stock (whether through a tender or exchange offer, merger, consolidation, share exchange, business combination, recapitalization or otherwise) or all or substantially all of On2’s assets on a consolidated basis that (i) if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such offer or proposal), (ii) is reasonably likely to receive all requisite regulatory approvals, (iii) is reasonably likely to be consummated on the terms and conditions contemplated thereby and (iv) with respect to which On2’s board of directors has reasonably determined in good faith (after consultation with its outside legal counsel and a financial advisor) to be more favorable to On2’s stockholders than the merger proposal, in each case taking into account, in addition to any other factors determined by On2’s board of directors to be relevant, any changes to the terms of the merger agreement proposed by Google in response to such offer or otherwise.

Board of Directors Recommendation Change in the Absence of a Superior Proposal

Prior to obtaining approval of the merger proposal from On2’s stockholders, On2’s board of directors may effect a board recommendation change if a fact, change, development, event, occurrence, action or effect, unknown to and not reasonably foreseeable by On2’s board of directors as of August 4, 2009 (or, if known, the material consequences of which could not reasonably have been known to or understood by On2’s board of directors as of August 4, 2009), referred to herein as an intervening event, becomes known to or by (or understood by) On2’s board of directors prior to obtaining the approval of On2’s stockholders and if all of the conditions set forth below have been satisfied:

•

On2’s board of directors has reasonably determined (after consultation with its outside legal counsel and after considering in good faith any counter-offer or proposal made by Google as described below) that, in light of such intervening event, the failure to effect the board recommendation change would be reasonably likely to result in a breach of On2’s board of directors’ fiduciary duties to On2’s stockholders under Delaware law;

•

prior to effecting such board recommendation change, On2’s board of directors has given Google (i) information describing such intervening event in reasonable detail, (ii) at least five business days prior notice that On2’s board of directors is prepared to effect a board recommendation change in response to such intervening event and (iii) if requested by Google, an opportunity to meet with On2 and its outside legal counsel with the purpose and intent of enabling Google and On2 to discuss in good faith any modification of the terms and conditions of the merger agreement proposed by Google so that the transactions contemplated by the merger agreement may be effected without a board recommendation change; and

•

Google has not made, within five business days after receipt of On2’s written notice of its intention to effect a board recommendation change, a counter-offer or proposal that On2’s board of directors reasonably determines, after consultation with its outside legal counsel and financial advisor, obviates the need for a board recommendation change as a result of such intervening event.

Notwithstanding the foregoing, a board recommendation change in compliance with the terms of the merger agreement does not (i) terminate the merger agreement, (ii) affect any other obligation of On2 under the merger agreement, (iii) limit On2’s obligation to duly call, give notice of, convene and hold the special meeting regarding the merger proposal, (iv) relieve On2 of its obligation to solicit proxies for its special meeting and submit the merger proposal to a vote of On2 stockholders at such special meeting or (v) permit On2 to submit any matter other than the merger proposal for a vote of its stockholders at or prior to its special meeting.

Employee Matters

As of and for a period of 12 months following the date of the closing of the merger, Google will, or Google will cause On2, as the surviving corporation of the merger, and its subsidiaries to:

•	continue certain On2 employee plans as determined in Google’s sole and absolute discretion;

•

permit employees of On2 who continue their employment with Google or On2 following the closing date of the merger and their eligible dependents, to participate in the employee benefit plans, programs or policies of Google on terms that are no less favorable in the aggregate to such continuing employees than those provided during such period to employees of Google who are similarly situated with such continuing employees; or

•	as determined in Google’s sole and absolute discretion, a combination of the foregoing first and second bullet points.

Google has agreed, to the extent any On2 employee becomes eligible to participate in employee benefit plans of Google or any affiliate plans following the merger:

•

to recognize each employee’s prior service with On2, for purposes of eligibility, vesting credits and determination of level of benefits except (i) for purposes of vesting any newly granted stock options and any newly granted equity awards, (ii) for the purposes of benefit accruals under any defined benefit pension plan or (iii) to the extent that such recognition would result in duplication of benefits;

•

to cause any exclusion for pre-existing conditions or eligibility waiting periods under any group health plans of Google to be waived, to the extent that the employee (and their eligible dependents) were not subject to such pre-existing conditions and eligibility waiting periods under comparable On2 plans before the completion of the merger; and

•

to provide each employee with credit for any deductibles paid under any On2 plan that provides for group health benefits in the plan year in effect as of the closing of the merger for purposes of satisfying any applicable deductible or out-of-pocket requirements under any group health plans of Google or its affiliates to the same extent that such expenses were recognized under the comparable On2 plan.

The merger agreement provides that, prior to the effective time of the merger, the On2 401(k) plan will be terminated unless Google provides prior notice that such plan will instead be continued and assumed by Google.

Indemnification and Insurance

The surviving entity has agreed to, and Google has agreed to cause the surviving entity of the merger to, honor and fulfill all rights existing as of August 4, 2009 to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger, in favor of the current or former directors or officers of On2 and its subsidiaries under their respective certificates of incorporation, bylaws and any indemnification or other agreements of On2 or its subsidiaries as in effect on August 4, 2009, and cause such rights to survive the merger and continue in full force and effect in accordance with their terms. Additionally, for a period of six years from and after the effective time of the merger, the surviving entity has agreed to, and Google has agreed to cause the surviving entity of the merger to (i) cause the certificate of incorporation and bylaws of the surviving entity to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former officers and directors of On2 and its subsidiaries than are set forth in the certificate of incorporation and bylaws of On2 and (ii) not amend, repeal or otherwise modify such provisions in any manner that would adversely affect any right of any person benefited by such provisions.

Google has also agreed to cause the surviving entity to provide directors’ and officers’ liability insurance from a reputable and financially sound carrier in respect of acts or omissions occurring at or prior to the effective time of the merger covering each current or former director or officer of On2 and its subsidiaries currently covered by On2’s directors’ and officers’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on August 4, 2009. However, the surviving entity is not required to incur aggregate annual premium expenses in excess of 200% of the amount paid by On2 for coverage for its last fiscal year. In accordance with the terms of the merger agreement, on July 16, 2009, at Google’s request, On2 obtained a prepaid “tail” directors’ and officers’ liability insurance policy with a claims period of six years following the effective time of the merger.

Conditions to Complete the Merger

Conditions to the Obligations of Google and On2

The respective obligations of On2 and Google to complete the merger are subject to the satisfaction or waiver of certain conditions, including:

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the Google Class A Common Stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the approval of the merger proposal by On2 stockholders;

•	the expiration or termination of all applicable waiting periods under the HSR Act;

•	receipt by Google of a tax opinion from its counsel that the merger qualifies as a “reorganization” within the meaning of the Internal Revenue Code;

•	receipt by On2 of a tax opinion from its counsel that the merger qualifies as a “reorganization” within the meaning of the Internal Revenue Code; and

•

the absence of any statute, rule, regulation, executive order, decree or injunction or other legal restraint, by any court or other governmental entity that prohibits, makes illegal or prevents the completion of the transactions contemplated by the merger agreement.

Conditions to the Obligations of Google

The merger agreement provides that the obligations of Google and Oxide to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•

the accuracy in all respects, as of August 4, 2009, and the effective time of the merger, of certain representations and warranties made by On2 in the merger agreement, including those relating to corporate organization, authorization to enter into the merger agreement, brokers’ and finders’ fees and fairness opinion and inapplicability of state anti-takeover statutes;

•

the accuracy in all respects, as of August 4, 2009 and the effective time of the merger, of representations and warranties made by On2 in the merger agreement relating to On2’s capitalization, other than inaccuracies in such representations and warranties that would not result in payment of an aggregate value of consideration in the merger that would exceed 101% of the aggregate value of consideration that otherwise would be payable by Google in the merger in the absence of such breach or inaccuracy;

•

the accuracy in all respects, as of August 4, 2009 and the effective time of the merger, of the remaining representations and warranties (disregarding all qualifications or limitations of “materiality,” “material adverse effect” and words of similar import), provided that inaccuracies in such representations and warranties will be disregarded to the extent that such inaccuracies, individually or in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on On2;

•

On2’s performance of, or compliance with, in all material respects, all of its agreements and covenants as set forth in the merger agreement that are required to be performed or complied with, by On2 at or prior to the effective time of the merger;

•	no material adverse effect with respect to On2 having occurred that is continuing;

•

no pending or overtly threatened legal proceedings brought by a governmental entity (i) challenging or seeking to make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit the merger, (ii) seeking to prohibit or impose any limitations on the ownership or operation by Google (or any of its subsidiaries) of all or any material portion of the business, assets (tangible or intangible) or products of On2 and its subsidiaries, or of all or any portion of the business, assets (tangible or intangible) or products of Google and its subsidiaries, or to compel Google, On2 or any of their respective subsidiaries to dispose of, license or hold separate all or any material portion of the business, assets (tangible or intangible) or products of On2 and its subsidiaries or all or any portion of the business, assets (tangible or intangible) or products of Google and its subsidiaries, (iii) seeking material damages or (iv) which, if adversely determined, otherwise would have or would reasonably be expected to have a material adverse effect on Google or On2; and

•	not more than one of the key On2 engineers (James Bankoski, Yaowu Xu and Paul Wilkins) taking any action to terminate, revoke, rescind or otherwise repudiate such merger key employee’s offer letter.

Conditions to the Obligations of On2

The merger agreement provides that the obligations of On2 to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•

the accuracy in all respects, as of August 4, 2009 and the effective time of the merger, of the representations and warranties made by Google in the merger agreement (disregarding all qualifications or limitations of “materiality,” “material adverse effect” and words of similar import), provided that inaccuracies in such representations and warranties will be disregarded to the extent that such inaccuracies, individually or in the aggregate, do not impede, and would not reasonably be expected to materially impede, the ability of Google or Oxide to consummate the transactions contemplated by the merger agreement; and

•

Google’s performance of or compliance with, in all material respects, all of its agreements and covenants set forth in the merger agreement that are required to be performed or complied with by Google at or prior to the effective time of the merger.

Termination of the Merger Agreement

The merger agreement provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of On2’s stockholders has been obtained, Google and On2 may terminate the merger agreement by mutual written consent.

The merger agreement also provides that, at any time prior to the effective time of the merger, either Google or On2 may terminate the merger agreement if:

•

the merger has not been completed by March 31, 2010; provided that the right to terminate the merger agreement is not be available to the party whose action or failure to act has been the cause of any of the conditions to the merger not being satisfied or in the effective time of the merger not occurring prior to March 31, 2010, in either case if such party’s action or failure to act constituted a material breach of the merger agreement;

•

any governmental entity has enacted or issued a law or a final and non-appealable order prohibiting the completion of the merger or any other transaction contemplated by the merger agreement or otherwise rendering the merger illegal or in the case of any required antitrust approval, denied such antitrust approval and such denial has become final and non-appealable; or

•

the special meeting (including any postponements and adjournments thereof) has been held, a final vote on the approval of the merger proposal has been taken and On2’s stockholders have not approved the merger proposal.

Google’s Termination Rights

The merger agreement further provides that Google may terminate the merger agreement at any time prior to the effective time of the merger, either before or after the requisite approval of On2’s stockholders has been obtained, if:

•	any of the following events have occurred (each of which are referred to herein as an On2 triggering event):

•	the On2 board of directors or a committee of the board of directors makes a board recommendation change;

•	On2 fails to include in this proxy statement/prospectus its board of directors’ recommendation in favor of the adoption of the merger agreement;

•

a tender or exchange offer relating to On2 Common Stock has been commenced and (A) On2 does not issue a public statement (and make applicable SEC filings), within 10 business days, reaffirming the On2 board of directors’ recommendation of the merger and recommending rejection of the tender or exchange offer or (B) at any time after such 10 business day period, On2 issues a press release or files a Schedule 14D-9 with the SEC relating to the tender or exchange offer that fails to reaffirm its board of directors’ recommendation of the merger and recommendation to reject the tender or exchange offer; or

•

following the receipt of an acquisition proposal from a party other than Google or Oxide, the On2 board of directors fails to reaffirm its recommendation in favor of the adoption of the merger agreement within 10 business days after Google requests such a reaffirmation (A) one time following On2’s receipt of such acquisition proposal and (B) one time following each material modification of such acquisition proposal;

•

On2 or any of its representatives breaches or violates in any material respect the provisions of the merger agreement relating to prohibitions on the solicitation of other acquisition proposals (other than an inadvertent breach that does not result in an acquisition proposal);

•

subject to certain limitations, there are inaccuracies of any of the representations or warranties made by On2 in the merger agreement such that the closing condition relating to accuracy of representations and warranties would not be then satisfied, provided that if any such inaccuracy is curable, Google may not terminate the merger agreement under this provision unless such inaccuracy remains uncured for a period of 30 days following notice thereof; or

•

subject to certain limitations, On2 has breached any of its covenants and obligations under the merger agreement such that the closing condition relating to performance of covenants would not be then satisfied, provided that if any breach is curable, Google may not terminate the merger agreement under this provision unless the breach remains uncured for a period of 30 days following notice thereof.

On2’s Termination Rights

The merger agreement provides that On2 may terminate the merger agreement at any time prior to the effective time of the merger, either before or after the requisite approval of On2’s stockholders has been obtained, if:

•

subject to certain limitations, there are inaccuracies of any of the representations or warranties made by Google in the merger agreement such that the closing condition relating to accuracy of representations and warranties would not be then satisfied, provided that if any such inaccuracy is curable, On2 may not terminate the merger agreement under this provision unless such inaccuracy remains uncured for a period of 30 days following notice thereof; or

•

subject to certain limitations, Google has breached any of its covenants and obligations under the merger agreement such that the closing condition relating to performance of covenants would not be then satisfied, provided that if any breach is curable, On2 may not terminate the merger agreement under this provision unless the breach remains uncured for a period of 30 days following notice thereof.

Expenses and Termination Fees

The merger agreement provides that, except as provided below, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

The merger agreement provides that On2 will pay Google a termination fee of $2 million if any one of the following events occurs:

•

(A) an acquisition proposal is publicly announced or otherwise becomes generally publicly known after August 4, 2009 and prior to the date of the special meeting, (B) the merger agreement is terminated by On2 or Google under the provision of the merger agreement permitting such termination in the event that the stockholders of On2 have voted not to adopt the merger agreement and (C) within 12 months following the termination of the merger agreement, On2 either closes an acquisition transaction (as defined below) or enters into a letter of intent, memorandum of understanding or other agreement with any third party providing for an acquisition transaction (whether or not the acquisition proposal referenced in the preceding clause (A)), and such acquisition transaction or any other acquisition transaction is subsequently completed;

•

(A) an acquisition proposal is publicly announced or otherwise becomes publicly known after August 4, 2009 and prior to the termination of the merger agreement, (B) the merger agreement is terminated by On2 or Google under the provision of the merger agreement permitting such termination in the event that (i) the merger is not completed by March 31, 2010 or (ii) there are inaccuracies of any of the representations or warranties made by On2 or On2 has breached any of its covenants and obligations under the merger agreement, and in either case, such inaccuracy or breach is not curable within 30 days and (C) within 12 months following the termination of the merger agreement, On2 either closes an acquisition transaction or enters into a letter of intent, memorandum of understanding or other agreement with any third party providing for an acquisition transaction (whether or not the acquisition proposal referenced in the preceding clause (A)), and such acquisition transaction or any other acquisition transaction is subsequently completed;

•	the merger agreement is terminated by Google as a result of an On2 triggering event (as defined in “The Merger Agreement—Termination of the Merger Agreement—Google’s Termination Rights”); or

•

(A) On2 or any of its representatives breaches or violates in any material respect the provisions of the merger agreement relating to prohibitions on the solicitation of other acquisition proposals (other than an inadvertent breach that does not result in an acquisition proposal) and (B) within 12 months following the termination of the merger agreement, (i) an acquisition transaction is consummated (whether or not the acquisition transaction was publicly announced or otherwise publicly known prior to the termination of the merger agreement) or (ii) On2 enters into a letter of intent, memorandum of understanding or other agreement with any third party providing for an acquisition transaction (whether or not the acquisition transaction was publicly announced or otherwise publicly known prior to the termination of the merger agreement) and such acquisition transaction or any other acquisition transaction is subsequently completed.

An “acquisition transaction” for these purposes has the meaning set forth under “The Merger Agreement—Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by On2,” except that reference in such definition to 15% shall be deemed to be references to 50% for this purpose

If Google receives the $2 million termination fee, On2 will have no further liability with respect to the merger agreement or any of the transactions contemplated by the merger agreement (except in the case of intentional breach or fraud).

Amendment and Waiver

The merger agreement provides that the parties may amend the merger agreement by written instrument signed by each of the parties to the merger agreement. However, following approval of the merger proposal by On2’s stockholders, any amendment that would require the approval of On2’s stockholders may not be made without such approval.

The parties will disclose any material amendments or waivers to the merger agreement on a current report on Form 8-K. In addition, Google and On2 will issue a joint press release concurrently with the filing of the Form 8-K to notify On2 stockholders promptly upon the occurrence of a material amendment or waiver to the merger agreement.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase of a business,” as that phrase is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets acquired (including identifiable intangible assets) and liabilities assumed (including executory contracts and other commitments) from On2 as of the acquisition date (i.e., the completion of the merger) will be recorded at their respective fair values and added to those of Google. Any excess of purchase price over the fair value of assets acquired and liabilities assumed will be recorded as goodwill. The consolidated financial statements of Google issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of On2.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary of the material U.S. federal income tax consequences of the merger to U.S. holders of On2 Common Stock who hold their stock as capital assets (generally, for investment). The summary is based on the Internal Revenue Code, the Treasury Regulations issued under the Internal Revenue Code, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

A “non-U.S. holder” means a beneficial owner of On2 Common Stock (other than a partnership) that is not a U.S. holder. If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds On2 Common Stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding On2 Common Stock, the holder should consult its tax advisors.

This summary is not a complete description of all the tax consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to On2 stockholders who are subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, certain former citizens or residents of the United States, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders who acquired On2 Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold On2 Common Stock as part of a hedge, straddle, constructive sale or conversion transaction). This summary does not address the tax consequences of any transaction other than the merger, whether or not such transaction is in connection with the merger. Also, this summary does not address U.S. federal income tax considerations applicable to holders of On2 restricted stock, On2 RSUs, On2 Options or On2 Warrants to purchase On2 Common Stock, or holders of debt instruments convertible into On2 Common Stock. In addition, no information is provided with respect to the tax consequences of the merger under applicable state, local or non-U.S. laws or under estate, gift, excise or other non-income tax laws.

The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the closing of the merger that each of Google and On2 receive an opinion from its counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Such tax opinions will be based on representations of Google and On2 and certain assumptions set forth in the opinions. Neither Google nor On2 will seek a ruling from the U.S. Internal Revenue Service (the “IRS”) that the merger qualifies as a tax-free reorganization, and the tax opinions will not be binding on the IRS or a court, which may adopt a contrary position. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth herein. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Based on certain customary factual representations provided by Google and On2, and on certain assumptions regarding factual matters, including that the state of facts existing as of the effective time of the merger will be consistent with such representations, in the opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation and Hogan & Hartson LLP, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, with the following U.S. federal income tax consequences.

•

An On2 stockholder will recognize no gain or loss upon the exchange of On2 Common Stock for Google Class A Common Stock in the merger, except with respect to cash received in lieu of a fractional share of Google Class A Common Stock;

•

The aggregate tax basis of Google Class A Common Stock received by an On2 stockholder in the merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in On2 Common Stock surrendered in the merger;

•

An On2 stockholder receiving cash in the merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received. Such gain or loss will be long-term capital gain or loss if the stockholder’s holding period for the On2 Common Stock is more than a year at the time of the merger; and

•	The holding period of Google Class A Common Stock received by an On2 stockholder in the merger will include the holding period of the On2 Common Stock held by such On2 stockholder.

Neither Google nor On2 will recognize any gain or loss as a result of the merger.

On2 stockholders who owned at least five percent (by vote or value) of the total outstanding stock of On2 or On2 stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the merger is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s On2 Common Stock and the fair market value of such stock.

Backup Withholding

Backup withholding may apply with respect to the cash received by an On2 stockholder in lieu of fractional shares of Google Class A Common Stock unless the stockholder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number (typically by completing and signing an IRS Form W-9), certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

The foregoing discussion of U.S. federal income tax consequences is not intended to constitute a complete description of all tax consequences relating to the merger. The tax consequences of the merger to an On2 stockholder will depend upon the facts of the stockholder’s particular situation. Because individual circumstances may differ, On2 stockholders are urged to consult with their own tax advisor regarding the applicability of the rules discussed above and the particular tax effects of the merger, including the application of state, local and non-U.S. tax laws.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section of the proxy statement/prospectus describes the material differences between the rights of holders of Google capital stock and holders of On2 Common Stock. Google and On2 are both incorporated under Delaware law. Upon completion of the merger, On2 stockholders will exchange their shares of On2 Common Stock for shares of Google Class A Common Stock, at which time they will become stockholders of Google and their rights as stockholders will be governed by Google’s certificate of incorporation and bylaws.

The summary below highlights certain material differences between the rights of holders of Google Class A Common Stock and the rights of holders of On2 Common Stock. The summary does not purport to be a complete description of the differences. The certificates of incorporation and bylaws of Google and On2 are subject to amendment in accordance with their respective terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 118.

Authorized Capital Stock
Google	On2
Google’s certificate of incorporation provides that the authorized capital stock of Google consists of 6,000,000,000 shares of Class A Common Stock, par value $0.001 per share; 3,000,000,000 shares of Class B Common Stock, par value $0.001 per share and 100,000,000 shares of Preferred Stock, par value $0.001 per share.	On2’s certificate of incorporation provides that the authorized capital stock of On2 consists of 250,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of non-voting preferred stock, par value $0.01 per share.

Outstanding Capital Stock
Google	On2
Google has outstanding two classes of common stock, Class A Common Stock and Class B Common Stock. Holders of Google Class A Common Stock and Class B Common Stock are entitled to all of the rights and obligations provided to common stockholders under Delaware law and Google’s certificate of incorporation and bylaws.	On2 has outstanding only one class of common stock. Holders of On2 Common Stock are entitled to all of the rights and obligations provided to common stockholders under Delaware law and On2’s certificate of incorporation and bylaws.

Voting Rights
Google	On2
Google’s certificate of incorporation provides that the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of Google. Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders. Each holder of shares of Class B Common Stock shall be entitled to ten votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders.	On2’s certificate of incorporation provides that each holder of On2 Common Stock shall be entitled, at each meeting and upon each matter submitted to a vote, to one vote for each share of On2 Common Stock held by such stockholder.

Amendment to the Certificate of Incorporation

Under Delaware law, an amendment to a certificate of incorporation generally requires (i) the approval of the board of directors, (ii) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

Google	On2
In its certificate of incorporation, Google reserves the right to amend or repeal any provision contained in its certificate of incorporation in the manner provided by Delaware law. However, the certificate of incorporation also specifies certain additional consent thresholds of the board of directors and the stockholders that must be met in order to amend certain provisions of the certificate of incorporation. These additional consent thresholds are higher than the minimum consent thresholds otherwise provided by Delaware law. The specific consent thresholds and the process for amending the certificate of incorporation are described more fully in Article XII of the certificate of incorporation.	On2’s certificate of incorporation reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner prescribed by statute.

Amendment to Bylaws

Under Delaware law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

Google	On2
Google’s certificate of incorporation provides that the board of directors is expressly authorized to adopt, alter, amend or repeal the bylaws of Google. The affirmative vote of at least a majority of the board of directors then in office is required in order for the board of directors to adopt, amend, alter or repeal the bylaws. Google’s bylaws may also be adopted, amended, altered or repealed by the stockholders. Notwithstanding the above or any other provision of Google’s certificate of incorporation, the bylaws may not be amended, altered or repealed except in accordance with the bylaws. No bylaw legally adopted, amended, altered or repealed will invalidate any prior act of the directors or officers of Google that would have been valid if such bylaw had not been adopted, amended, altered or repealed. Google’s bylaws provide that the bylaws may also be adopted, amended or repealed by a majority of the voting power of the stockholders entitled to vote.

On2’s certificate of incorporation provides that the board of directors is expressly authorized and empowered to make, alter, amend and repeal the bylaws, subject to the power of the stockholders to alter or repeal the bylaws made by the board of directors.

On2’s bylaws provide that the board of directors shall have the power to amend, alter or repeal its bylaws, and to adopt new bylaws, from time to time. The stockholders may, at any annual meeting of the stockholders or at any special meeting of the stockholders called for the purpose of amending the bylaws, amend, alter or repeal the bylaws, and adopt new bylaws, from time to time. The board of directors shall not have the authority to adopt or amend any bylaw if such new bylaw or amendment would be inconsistent with any bylaw previously adopted by the stockholders. The stockholders may prescribe in any bylaw made by them that such bylaw shall not be altered, amended or repealed by the board of directors.

Special Meeting of Stockholders
Google	On2

Google’s bylaws provide that unless otherwise required by law or the certificate of incorporation, special meetings of the stockholders may be called at any time, for any purpose or purposes, only by (i) the board of directors, (ii) the chairman of the board of directors, (iii) the chief executive officer (or, in the absence of a chief executive officer, the president) of Google or (iv) holders of more than 20% of the total voting power of the outstanding shares of capital stock of Google then entitled to vote.

If any person(s) other than the board of directors calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the secretary of Google.

Upon receipt of such a request, the board of directors shall determine the date, time and place of such special meeting, which must be scheduled to be held on a date that is within 90 days of receipt by the secretary of the request therefor, and the secretary of Google shall prepare a proper notice thereof. No business may be transacted at such special meeting other than the business specified in the notice to stockholders of such meeting.

On2’s bylaws provide that special meetings of the stockholders, for any purpose, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than 10% percent of all the outstanding shares of On2 entitled to vote at the meeting. Such request shall state the purposes of the proposed meeting.

Stockholder Action—Action by Written Consent without a Meeting
Google	On2
Google’s certificate of incorporation and bylaws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	On2’s bylaws provide that any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to On2 by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of On2 having custody of the book in which proceedings of meetings of stockholders are recorded. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote thereon. Within 10 days after obtaining such authorization by written consent, notice must be given to those stockholders who have not consented in writing.

Stockholder Action—Quorum
Google	On2
Google’s bylaws provide that unless otherwise provided in the certificate of incorporation or required by law, stockholders representing a majority of the voting power of the issued and outstanding capital stock of Google, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If such quorum is not present or represented at any meeting of the stockholders, then the chairman of the meeting, or the stockholders representing a majority of the voting power of the capital stock at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The stockholders present at a duly called meeting at which quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

On2’s bylaws provide that at any meeting of the stockholders, the presence, in person or by proxy, of stockholders owning a majority of the issued and outstanding shares of the capital stock of On2 entitled to vote thereat shall be necessary to constitute a quorum for the transaction of such business. If a quorum is present the affirmative vote of a majority of the shares represented at such meeting and entitled to vote on the subject matter shall be the act of the stockholders.

If there shall not be a quorum at any meeting of the stockholders of On2, then the holders of a majority of the shares of the capital stock of On2 who shall be present at such meeting, in person or by proxy, may adjourn such meeting from time to time until holders of a majority of the shares of the capital stock shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally scheduled. The stockholders at a duly organized meeting having a quorum may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Stockholder Action—Adjournment of a Stockholder Meeting
Google	On2

Google’s bylaws provide that if a quorum is not present or represented at any meeting of the stockholders, then the chairman of the meeting, or the stockholders representing a majority of the voting power of the capital stock at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

When a meeting is adjourned to another time or place, unless Google’s bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place if any thereof, and the means of remote communications if any by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the continuation of the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the

On2’s bylaws provide that when an annual meeting is convened, or when any special meeting is convened, the presiding officer may adjourn it for such period of time as may be reasonably necessary to reconvene the meeting at another place and another time.

The presiding officer shall have the power to adjourn any meeting of the stockholders for any proper purpose, including, but not limited to, lack of a quorum, to secure a more adequate meeting place, to elect officials to count and tabulate votes, to review any stockholder proposals or to pass upon any challenge which may properly come before the meeting.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, the adjournment is for more than 30 days,

Google	On2
adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with Google’s bylaws.

or if after the adjournment the On2 board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given in compliance with On2’s bylaws to each stockholder of record on the new record date entitled to vote at such meeting.

If there shall not be a quorum at any meeting of the stockholders of On2, then the holders of a majority of the shares of the capital stock of On2 who shall be present at such meeting, in person or by proxy, may adjourn such meeting from time to time until holders of a majority of the shares of the capital stock shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally scheduled.

Stockholder Proposals and Nominations
Google	On2

Google’s certificate of incorporation provides that advance notice of new business and stockholder nominations for the election of directors shall be given in the manner and to the extent provided in the bylaws.

Google’s bylaws provide that only such business shall be conducted as shall have been properly brought before a meeting of the stockholders. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors or (c) a proper matter for stockholder action under Delaware law that has been properly brought before the meeting by a stockholder (i) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in Section 2.14 of the bylaws.

For such business to be considered properly brought before the meeting by a stockholder, such stockholder must, in addition to any other applicable requirements, have given timely notice in proper form of such stockholder’s intent to bring such business before such meeting. To be timely, such stockholder’s notice must be delivered to or mailed and received

On2’s bylaws provide that the annual meeting of the stockholders shall be held pursuant to notice given by the board of directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

Special meetings of the stockholders, for any purpose, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than 10% percent of all the outstanding shares of On2 entitled to vote at the meeting. Such request shall state the purposes of the proposed meeting.

Google	On2

by the secretary of Google at the principal executive offices of Google not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

To be in proper written form, the stockholder’s notice to the secretary must comply with certain requirements further described in the bylaws.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures described in full in Section 2.14 of the bylaws. The chairman of the meeting may refuse to acknowledge the proposal of any business not made in compliance with the foregoing procedure.

Nominations for the board of directors are also subject to additional advance notice provisions described in full in Section 2.15 of the bylaws.

Board of Directors—Number of Directors
Google	On2

Google’s certificate of incorporation provides that the number of directors that constitute the whole board of directors shall be fixed exclusively in the manner designated in the bylaws.

Google’s bylaws provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the authorized number of directors shall be determined from time to time by resolution of the board of directors, provided the board of directors shall consist of at least five members. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

On2’s certificate of incorporation provides that the number of individuals to serve on the board of directors shall be set forth in the bylaws and that such number may be increased or decreased from time to time within the limits as set forth in the bylaws.

On2’s bylaws provide that the board of directors shall consist of not less than three nor more than nine members unless the number of stockholders is less than three, in which case On2 shall have as many directors as there are stockholders. The number of directors may be increased from time to time by the board of directors, but no decrease shall have the effect of shortening the term of any incumbent director.

Board of Directors—Classification
Google	On2
Google’s certificate of incorporation and bylaws do not provide for classification of the Google board of directors.	On2’s certificate of incorporation and bylaws do not provide for classification of the On2 board of directors.

Board of Directors—Removal
Google	On2
Google’s bylaws provide that subject to the rights of the holders of any series of preferred stock then outstanding, any director or the entire board of directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock of Google then entitled to vote in the election of directors.	On2’s bylaws provide that at a meeting of the stockholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Board of Directors—Special Meeting of the Board of Directors
Google	On2
Google’s bylaws provide that a special meeting of the board of directors may be called by the chairperson of the board of directors, the chief executive officer, a president, the secretary or any two directors, subject to the notice provisions further described in the bylaws.	On2’s bylaws provide that special meetings of the board of directors may be held at any time upon call of the chairman of the board of directors or the president or a majority of the directors, at such time and at such place as shall be specified in the call thereof, subject to the notice provisions further described in the bylaws.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Google Class A Common Stock trades on The Nasdaq Global Select Market, and On2 Common Stock trades on the NYSE Amex. The following table sets forth the high and low sales prices of shares of Google Class A Common Stock as reported on The Nasdaq Global Select Market and On2 Common Stock as reported on the NYSE Amex.

Google Class A Common Stock			On2 Common Stock
	High	Low		High	Low
2006			2006
Quarter ended March 31, 2006	$475.11	$331.55	Quarter ended March 31, 2006	$1.48	$0.70
Quarter ended June 30, 2006	$450.72	$360.57	Quarter ended June 30, 2006	$1.08	$0.65
Quarter ended September 30, 2006	$427.89	$363.36	Quarter ended September 30, 2006	$0.86	$0.55
Quarter ended December 31, 2006	$513.00	$398.19	Quarter ended December 31, 2006	$1.26	$0.65
2007			2007
Quarter ended March 31, 2007	$513.00	$437.00	Quarter ended March 31, 2007	$1.65	$1.02
Quarter ended June 30, 2007	$534.99	$452.12	Quarter ended June 30, 2007	$3.99	$1.57
Quarter ended September 30, 2007	$571.79	$480.46	Quarter ended September 30, 2007	$3.05	$1.00
Quarter ended December 31, 2007	$747.24	$569.61	Quarter ended December 31, 2007	$1.71	$0.75
2008			2008
Quarter ended March 31, 2008	$697.37	$412.11	Quarter ended March 31, 2008	$1.18	$0.81
Quarter ended June 30, 2008	$602.45	$441.00	Quarter ended June 30, 2008	$1.06	$0.56
Quarter ended September 30, 2008	$555.68	$380.71	Quarter ended September 30, 2008	$0.70	$0.31
Quarter ended December 31, 2008	$416.98	$247.30	Quarter ended December 31, 2008	$0.41	$0.11
2009			2009
Quarter ended March 31, 2009	$381.00	$282.75	Quarter ended March 31, 2009	$0.59	$0.16
Quarter ended June 30, 2009	$447.34	$340.61	Quarter ended June 30, 2009	$0.65	$0.28
Quarter ended September 30, 2009	$507.00	$395.98	Quarter ended September 30, 2009	$0.60	$0.37
Quarter ending December 31, 2009 (through October 23, 2009)	$559.35	$482.60	Quarter ending December 31, 2009 (through October 23, 2009)	$0.59	$0.56

Neither Google nor On2 has declared dividends on its common stock during the last three fiscal years.

On August 4, 2009, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Google Class A Common Stock as reported on The Nasdaq Global Select Market were $454.00 and $448.43, respectively. On [                    ], 2009, the last full trading day before the date of this proxy statement/prospectus, the high and low sale prices of shares of Google Class A Common Stock as reported on The Nasdaq Global Select Market were $[            ] and $[            ], respectively.

On August 4, 2009, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of On2 Common Stock as reported on the NYSE Amex were $0.39 and $0.38, respectively. On [                    ], 2009, the last full trading day for which data was available before the date of this proxy statement/prospectus, the high and low sales prices of shares of On2 Common Stock as reported on the NYSE Amex were $[            ] and $[            ], respectively.

As of [                    ], 2009, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately [            ] registered holders of Google Class A Common Stock and approximately [            ] registered holders of On2 Common Stock.

Google stockholders and On2 stockholders are advised to obtain current market quotations for Google Class A Common Stock and On2 Common Stock. The market price of Google Class A Common Stock and On2 Common Stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Google Class A Common Stock or On2 Common Stock before or after the effective date of the merger.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS OF ON2

The following information with respect to beneficial ownership, as of October 20, 2009, of shares of On2 Common Stock is furnished with respect to (i) each director of On2, (ii) each executive officer of On2, (iii) all directors and executive officers as a group and (iv) each person known by On2 to be a beneficial owner of more than 5% of On2’s outstanding Common Stock, together with their respective percentages. All ownership information is based upon filings made by those persons with the SEC or upon information provided to On2. To On2’s knowledge, each of the stockholders listed below has sole voting and investment power as to the shares of Common Stock owned by such holder, unless otherwise noted. Unless otherwise indicated below, the address of each person named in the table below is On2 Technologies, Inc., 3 Corporate Drive, Suite 100, Clifton Park, New York 12065.

	Amount and Nature of Beneficial Ownership (1) (Number of Shares)
Name and Address of Beneficial Owner	Title of Class	Total	Percent of Class
James Bankoski (2)	Common	371,759	*
Senior Vice President of Core Technologies and Chief Technology Officer
Wayne A. Boomer	Common	267,000	*
Senior Vice President and Chief Financial Officer
Matthew Frost (3)	Common	1,132,175	*
Interim Chief Executive Officer and Chief Operating Officer
Tim Reusing (4)	Common	377,296	*
General Counsel, Executive Vice President, Corporate and Business Development and Secretary
Paul Wilkins (5)	Common	212,930	*
Senior Vice President of Research and Development and Chief Technology Officer
Mike Alfant (6)	Common	489,363	*
Director
Mike Kopetski (7)	Common	599,138	*
Director
J. Allen Kosowsky (8)	Common	1,342,503	*
Director
James Meyer (9)	Common	474,242	*
Director
Afsaneh Naimollah (10)	Common	369,622	*
Director
Thomas Weigman (11)	Common	692,140	*
Director
All directors and executive officers as a group—11 persons	Common	6,328,168	3.52%
Capman Capital Management Oy (12) (13)	Common	14,935,402	8.32%

*	Represents less than one percent (1%) of On2’s outstanding shares of On2 Common Stock.
(1)	Pursuant to current regulations of the SEC, securities must be listed as “beneficially owned” by a person who directly or indirectly has or shares voting power or dispositive power with respect to the securities, whether or not the person has any economic interest in the securities. In addition, a person is deemed a beneficial owner if they have the right to acquire beneficial ownership within 60 days, whether upon the exercise of a stock option or warrant, conversion of a convertible security or otherwise.
(2)	Includes 237,426 shares of On2 Common Stock and On2 Options to purchase 134,333 shares of On2 Common Stock that are exercisable within 60 days.
(3)	Includes 460,508 shares of On2 Common Stock and On2 Options to purchase 671,667 shares of On2 Common Stock that are exercisable within 60 days.

(4)	Includes 210,630 shares of On2 Common Stock and On2 Options to purchase 166,666 shares of On2 Common Stock that are exercisable within 60 days.
(5)	Includes On2 Options to purchase 196,833 shares of On2 Common Stock that are exercisable within 60 days. Also includes 16,097 shares of On2 Common Stock held indirectly as trustee for a trust for Mr. Wilkins’ children.
(6)	Includes 289,363 shares of On2 Common Stock and On2 Options to purchase 200,000 shares of On2 Common Stock that are exercisable within 60 days.
(7)	Includes 309,138 shares of On2 Common Stock and On2 Options to purchase 290,000 shares of On2 Common Stock that are exercisable within 60 days.
(8)	Includes 832,503 shares of On2 Common Stock and On2 Options to purchase 510,000 shares of On2 Common Stock that are exercisable within 60 days.
(9)	Includes 294,242 shares of On2 Common Stock, of which 275,242 shares are held directly, 10,000 shares are held as trustee for the trust beneficially owned by Sara Meyer and 9,000 shares are held indirectly by trust for his sons. Mr. Meyer disclaims beneficial ownership of the securities held in trust for his sons. Also includes On2 Options to purchase 180,000 shares of On2 Common Stock that are exercisable within 60 days.
(10)	Includes 219,622 shares of On2 Common Stock and On2 Options to purchase 150,000 shares of On2 Common Stock that are exercisable within 60 days.
(11)	Includes 252,140 shares of On2 Common Stock and On2 Options to purchase 440,000 shares of On2 Common Stock that are exercisable within 60 days.
(12)	The address of Capman Capital Management Oy is Korkeavuorenkatu 32, 00130 Helsinki, Finland.
(13)	According to a Schedule 13G filed with the SEC on March 14, 2008 by Capman Capital Management Oy (“Capman”), in its capacity as the general partner of Finnventure Rahasto V Ky (“Finnventure V”) and Finnventure Rahasto V ET Ky (“Finnventure V ET), Capman has sole dispositive and voting power with respect to shares of On2 Common Stock listed above, of which 5,142,021 shares are directly held by Finnventure V and 5,142,021 shares are directly held by Finnventure V ET. Finnventure V and Finnventure V ET are both limited partnerships in which Capman acts as the general partner. Additionally, of the 12,500,000 shares that On2 was required to issue to the former holders of Hantro as post-closing contingent consideration, On2 understands that 2,325,680 of such shares are held directly by Finnventure V and 2,325,680 of such shares are held directly by Finnventure V ET. On2 issued these shares in July 2008, subsequent to the date Capman filed its Schedule 13G. Accordingly, the above table sets forth an aggregate of 14,935,402 shares of On2 Common Stock beneficially owned by Capman.

ON2 PROPOSAL 2—ADJOURNMENT OF THE ON2 SPECIAL MEETING

In this proposal, you are being asked to authorize the holder of any proxy solicited by On2’s board of directors to vote in favor of granting authority to the proxy or attorney-in-fact to adjourn the special meeting to another time and place, if necessary, including adjournments to permit further solicitation of proxies in favor of the proposal to adopt the merger agreement. If On2 stockholders approve the adjournment proposal, On2 could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from our stockholders that have previously voted.

If at the special meeting the number of shares of On2 Common Stock represented and voting in favor of adoption of the merger agreement is not sufficient to adopt the merger agreement, On2 may move to adjourn the special meeting in order to enable On2’s board of directors to solicit additional proxies in respect of such proposal. In the event of a motion to adjourn the special meeting, On2 will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the adoption of the merger agreement.

Failure of the adjournment proposal to pass will not affect the ability of the holder of any proxy solicited by On2 to adjourn the special meeting in the event that a sufficient number of shares of On2 Common Stock are not represented at the special meeting to establish a quorum, or for any other lawful purpose.

The On2 board of directors recommends that On2 stockholders vote “FOR” Proposal 2.

LEGAL MATTERS

The validity of the Google Class A Common Stock to be issued in connection with the merger will be passed upon for Google by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Wilson Sonsini Goodrich & Rosati, Professional Corporation and Hogan & Hartson LLP, on behalf of On2, will pass upon certain legal matters to the effect that the merger will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Google’s consolidated financial statements and schedule included in Google’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Google’s internal control over financial reporting as of December 31, 2008, as set forth in its reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Google’s financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of On2 appearing in On2’s Annual Report on Form 10-K for the year ended December 31, 2008, including the schedule appearing therein, and the effectiveness of On2’s internal control over financial reporting as of December 31, 2008, have been audited by Marcum LLP (previously known as Marcum & Kliegman LLP), independent registered public accounting firm, as set forth in its reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of On2 as of December 31, 2007 and for each of the years ended December 31, 2007 and 2006, included in On2’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Eisner LLP, independent registered public accounting firm, as set forth in its report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the On2 board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on any other matters based on their best judgment.

ON2 STOCKHOLDER PROPOSALS

On2 will hold a 2010 annual meeting of stockholders only if the merger is not completed. If it is determined that the merger will not be completed as contemplated by the merger agreement, stockholder proposals for inclusion in On2’s proxy statement and form of proxy relating to its annual meeting of stockholders to be held in 2010 must be received by On2’s Corporate Secretary at On2’s principal executive offices, at 3 Corporate Drive, Suite 100, Clifton Park, NY 12065, no later than December 7, 2009, which is 120 calendar days prior to April 6, 2010 (the first anniversary of On2’s proxy statement released in connection with its 2009 annual meeting).

WHERE YOU CAN FIND MORE INFORMATION

Google has filed with the SEC a registration statement, as amended, under the Securities Act that registers the shares of Google Class A Common Stock to On2 stockholders to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Google and Google stock. The rules and regulations of the SEC allow Google to omit certain information included in the registration statement from this proxy statement/prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Google and On2, who file electronically with the SEC. The address of the site is http://www.sec.gov.

Google and On2 file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports and other information filed by Google with the SEC are also available at Google’s website at http://investor.google.com. The reports and other information filed by On2 with the SEC are also available at On2’s website at http://www.on2.com. The web addresses of the SEC, Google and On2 are included as inactive textual references only. Except as specifically incorporated by reference in this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

Incorporation by Reference

The SEC allows Google and On2 to incorporate by reference information in this proxy statement/prospectus. This means that Google and On2 can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Google and On2 previously filed with the SEC, as well as the appendices to this proxy statement/prospectus. They contain important information about the companies and their financial condition.

Google SEC Filings

(SEC File No. 000-50726; CIK No. 0001288776)

Filing	Period or Date Filed
Annual Report on Form 10-K (including the information incorporated by reference therein from Google’s definitive proxy statement filed with the SEC on March 24, 2009)	Year ended December 31, 2008
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009 and June 30, 2009
Current Reports on Form 8-K	Dated January 22, 2009; March 3, 2009; April 16, 2009; May 11, 2009; June 18, 2009; July 16, 2009; August 7, 2009; October 13, 2009; and October 15, 2009 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)
Registration Statement on Form 10, as amended, describing Google Class A Common Stock	Filed on April 29, 2004

On2 SEC Filings

(SEC File No. 001-15117; CIK No. 0001045280)

Filing	Period or Date Filed
Annual Report on Form 10-K (including the information incorporated by reference therein from On2’s definitive proxy statement filed with the SEC on April 7, 2009)	Year ended December 31, 2008
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009 and June 30, 2009
Current Reports on Form 8-K	Dated January 22, 2009; March 5, 2009; March 18, 2009; March 24, 2009; April 30, 2009; July 29, 2009; August 6, 2009 (two filings); August 7, 2009; August 12, 2009; and October 26, 2009 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

If you become a holder of On2 Common Stock between the notice record date, which is October 20, 2009, and the voting record, which is [    ], 2009, and continue to hold your shares of On2 Common Stock as of the voting record date, this proxy statement/prospectus will be accompanied by a separate package containing all of the documents set forth above and any other documents that are filed with the SEC and incorporated by reference into this proxy statement/prospectus between the notice record date and the voting record date. If you are an On2 stockholder of record as of the notice record date, you will not receive copies of the documents incorporated by reference. Rather, and as described below, you may request copies of such documents from Google and On2.

In addition, in the case of On2 stockholders of record as of the notice record date, Google and On2 also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

In the case of On2 stockholders of record as of the voting record date, Google and On2 are incorporating by reference in this proxy statement/prospectus any additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the voting record date and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Google has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Google, and On2 has supplied all information contained or incorporated by reference relating to On2.

Documents incorporated by reference are available from Google and On2 without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus or filed as exhibits to the registration statement of which this proxy/statement prospectus is a part by requesting them in writing or by telephone from the appropriate company at the following addresses:

Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043 Investor Relations Telephone: (650) 253-0000	On2 Technologies, Inc. 3 Corporate Drive, Suite 100 Clifton Park, NY 12065 Investor Relations Telephone: (518) 348-0099

On2 stockholders requesting documents should do so by [            ], 2009 (which is five business days prior to the special meeting) in order to ensure you receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Google or On2, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after receipt of your request.

Neither Google nor On2 has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

This proxy statement/prospectus contains a description of the representations and warranties that each of Google and On2 made to the other in the merger agreement. Representations and warranties made by Google, On2 and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, and they were included in the agreements for the purpose of allocating risk between the parties rather than to establish matters as facts. Although these representations and warranties may not constitute the actual state of facts about the parties to the agreements as of a specific date, any specific material facts that qualify the representations and warranties in the merger agreement have been disclosed in this proxy statement/prospectus or in the information incorporated by reference herein, as applicable. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. None of the representations and warranties of the parties to the merger agreement will survive the effective time of the merger.

FORM OF PRELIMINARY PROXY CARD FOR SPECIAL MEETING OF STOCKHOLDERS OF ON2

—PRELIMINARY—

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE!

▼  TO SUBMIT A PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ON2 TECHNOLOGIES, INC.

On2 Technologies, Inc.

Special Meeting of Stockholders

[                    ] 2009

P R O X Y

The undersigned stockholder(s) of On2 Technologies, Inc., a Delaware corporation, hereby acknowledges receipt of the Proxy Statement/Prospectus, dated [                    ], 2009, and hereby appoints Tim Reusing and Wayne Boomer, and each of them, Proxies and Attorneys-in-Fact, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the special meeting of stockholders of On2 Technologies, Inc. to be held at the Comfort Suites in Venetian Room I at 7 Northside Drive, Clifton Park, NY 12065 on [                    ] [        ], local time, and at any adjournment or postponement thereof, and to vote all shares of On2 Common Stock which the undersigned would be entitled to vote if personally present on any of the matters described in the Proxy Statement/Prospectus.

By executing this proxy, you are authorizing Mr. Reusing and Mr. Boomer to vote (i) all shares of On2 Common Stock owned by you as of the date of execution of this proxy, excluding any shares that you sell or transfer between the execution of this proxy and the voting record date and (ii) any shares that you acquire between execution of this proxy and the voting record date. Therefore, by executing this proxy, you are authorizing Mr. Reusing and Mr. Boomer to vote the number of shares of On2 Common Stock owned by you as of the voting record date.

THIS PROXY WILL BE VOTED AS DIRECTED. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED IN FAVOR OF (i) ADOPTION OF THE MERGER AGREEMENT AND (ii) THE ADJOURNMENT OF THE ON2 SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES, IN THE EVENT THAT THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ADOPT THE MERGER AGREEMENT.

(Continued and to be signed on other side)

YOUR VOTE IS IMPORTANT.

Please take a moment now to vote your shares of On2 Technologies, Inc.

Common Stock for the 2009 Special Meeting of Stockholders.

YOU CAN SUBMIT A PROXY TODAY IN ONE OF THREE WAYS:

1. Submit a Proxy by Telephone—Please call toll-free at 1-866-239-6853 on a touch-tone telephone and follow the simple recorded instructions. Your vote will be confirmed and cast as you directed. (Toll-free telephone voting is available for residents of the U.S. and Canada only. If outside the U.S. or Canada, call 1-215-521-1344.)

OR

2. Submit a Proxy by Internet—Please access https://www.proxyvotenow.com/ONT and follow the simple instructions on the screen. Please note you must type an “s” after http.

You may submit a proxy to have your shares voted at the special meeting by telephone or internet 24 hours a day, seven days a week. If you are submitting a proxy by telephone or via the internet, your voting instructions must be received prior to the time the vote is taken at the special meeting. Submitting a proxy by telephone or internet authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

OR

3. Submit a Proxy by Mail—If you do not have access to a touch-tone telephone or to the internet, please complete, sign, date and return the proxy card in the envelope provided to: On2 Technologies, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5154, New York, NY 10126-2375.

▼ TO SUBMIT A PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

Please mark your ☒

vote as in this example

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.

1. To adopt the Agreement and Plan of Merger, by and among Google Inc., Oxide Inc. and On2 Technologies, Inc., dated as of August 4, 2009 (the “Merger Agreement”)	FOR AGAINST ABSTAIN ☐ ☐ ☐

2.      To approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the Merger Agreement.

FOR AGAINST ABSTAIN ☐ ☐ ☐
Date: , 2009

Signature

Signature (if held jointly)

Title(s), if any

This proxy should be marked, dated and signed by each stockholder exactly as such stockholder’s name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. A corporation is requested to sign its name by its President or other authorized officer, with the office held designated. If shares are held by joint tenants or as community property, both holders should sign.

Please mark, sign and date your proxy card and return it promptly in the enclosed envelope.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GOOGLE INC.

OXIDE INC.

AND

ON2 TECHNOLOGIES, INC.

Dated as of August 4, 2009

A-i

(continued)

A-ii

(continued)

* * * * *

A-iii

INDEX OF DEFINED TERMS

Term	Section	Page
401(k) Plan	5.13	50
Acquisition Proposal	1.6(a)	2
Acquisition Transaction	1.6(a)	2
Affiliate	1.6(a)	3
Agreement	Preamble	1
Antitrust Approval	6.1(e)	53
Antitrust Approvals	6.1(e)	53
Assumed Warrants	1.6(c)(iv)	9
Book Entry Shares	1.7(c)	10
Business Day	1.6(a)	3
Certificate of Incorporation	2.1(a)	12
Certificate of Merger	1.2	1
Certificates	1.7(c)	10
Charter Documents	2.1(a)	12
Closing	1.2	1
Closing Date	1.2	1
COBRA	2.22(a)	29
Code	1.6(a)	3
Company	Preamble	1
Company Authorizations	2.17	28
Company Board	2.1(a)	12
Company Board Recommendation	5.2(a)	42
Company Board Recommendation Change	5.2(b)	42
Company Capital Stock	1.6(a)	3
Company Capitalization Representation	6.2(a)(ii)	54
Company Common Stock	1.6(a)	3
Company Employee Plan	2.22(a)	30
Company Equity Stock	1.6(a)	3
Company Equityholder	1.6(a)	3
Company Insiders	5.16	52
Company Intellectual Property	2.14(a)	21
Company Options	1.6(a)	3
Company Preferred Stock	1.6(a)	3
Company Products	2.14(a)	22
Company Registered Intellectual Property	2.14(c)	22
Company Representatives	5.1(b)	40
Company Restricted Stock	1.6(a)	3
Company Restricted Stock Units	1.6(a)	4
Company SEC Reports	2.7	16
Company Services	2.14(n)	25
Company Sites	2.14(n)	25
Company Stockholder	1.6(a)	4
Company Stockholder Meeting	5.3(a)	43
Company Warrants	1.6(a)	4
Confidential Disclosure Agreement	5.5	45
Conflict	2.5	15
Consultant Proprietary Information Agreement	2.14(j)	24
Contaminants	2.14(q)	26

A-iv

INDEX OF DEFINED TERMS

(continued)

Term	Section	Page
Continuing Employees	5.14(a)	50
Contract	1.6(a)	4
Current Balance Sheet	1.6(a)	4
DGCL	1.6(a)	4
Disclosure Schedule	Article II	12
DOL	2.22(a)	30
Effective Time	1.2	2
Employee	2.22(a)	30
Employee Agreement	2.22(a)	30
Employee Proprietary Information Agreement	2.14(j)	24
ERISA	2.22(a)	30
ERISA Affiliate	2.22(a)	30
Exchange Act	1.6(a)	4
Exchange Agent	1.7(a)	9
Exchange Fund	1.7(b)	10
Exchange Ratio	1.6(a)	4
Export Approvals	2.25(a)	35
Financial Advisor	1.6(a)	4
GAAP	1.6(a)	4
Governmental Entity	2.6	15
Hantro	1.6(a)	4
Hantro Transaction	1.6(a)	4
Hazardous Material	2.20(a)	29
Hazardous Materials Activities	2.20(b)	29
HSR Act	2.6	15
Indemnified Person	5.15(a)	51
Intellectual Property Rights	2.14(a)	22
Interested Party	2.16(a)	28
International Employee Plan	2.22(a)	30
Intervening Event	1.6(a)	4
IRS	2.22(a)	30
Key Employees	1.6(a)	4
Knowledge	1.6(a)	5
Known	1.6(a)	5
Law	1.6(a)	5
Lease Agreements	2.13(b)	21
Leased Real Property	2.13(b)	21
Liabilities	1.6(a)	5
Lien	1.6(a)	5
Material Contract	2.15(b)	27
Material Contracts	2.15(b)	27
Material Adverse Effect	1.6(a)	5
Maximum Premium	5.15(b)	51
Merger	Recitals	1
Merger Proposal	5.3(a)	43
Nasdaq	1.6(a)	5
Offer Letter	Recitals	1

A-v

INDEX OF DEFINED TERMS

(continued)

* * * * *

Term	Section	Page
Open Source Software	2.14(l)	25
Option Merger Consideration	1.6(a)	5
Order	1.6(a)	6
Parent	Preamble	1
Parent Common Stock	1.6(a)	6
Parent Material Adverse Effect	1.6(a)	6
Parent SEC Reports	3.5	36
PBGC	2.22(a)	30
Pension Plan	2.22(a)	30
Permitted Lien	1.6(a)	6
Person	1.6(a)	6
Personally Identifiable Information	2.14(n)	25
Plans	1.6(a)	6
Proxy Statement/Prospectus	5.10(a)	48
PTO	2.14(c)	22
Qualifying Amendment	5.10(c)	48
Registered Intellectual Property	2.14(a)	22
Registration Statement	5.10(a)	48
Regulation M-A Filing	5.10(d)	49
Related Agreements	1.6(a)	7
Requisite Merger Approval	2.4	15
Restricted Stock Consideration	1.6(a)	7
Restricted Stock Unit Consideration	1.6(a)	7
Returns	2.11(b)(i)	18
Sarbanes-Oxley Act	1.6(a)	7
SEC	1.6(a)	7
Second Step Merger	5.18	52
Securities Act	1.6(a)	7
Shrink-Wrap Code	2.14(a)	22
Specified Company Representations	6.2(a)(i)	54
Standard Form Agreements	2.14(g)	23
Sub	Preamble	1
Subsidiary	1.6(a)	7
Superior Proposal	1.6(a)	7
Surviving Corporation	1.1	1
Tax	2.11(a)	18
Tax Incentive	2.11(b)(xi)	20
Tax Opinions	5.18	52
Taxes	2.11(a)	18
Technology	2.14(a)	22
Termination Date	7.1(b)	56
Termination Fee Amount	7.3(b)(i)	58
Trading Price	1.6(a)	7
WARN	2.22(a)	30

A-vi

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 4, 2009, by and among Google Inc., a Delaware corporation (“Parent”), Oxide Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), and On2 Technologies, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of each of Parent, Sub and the Company believe it advisable and in the best interests of each such respective corporation and its respective stockholders to consummate the merger of Sub with and into the Company (the “Merger”) on the terms and subject to the conditions provided for in this Agreement and, in furtherance thereof, have approved this Agreement and the Merger;

B. For U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g); and

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Sub’s willingness to enter into this Agreement, each of the Key Employees (as defined below) shall have entered into and delivered to Parent an offer letter and at-will employment, confidential information, invention assignment and arbitration agreement (together, the “Offer Letter”).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Sub shall be merged with and into the Company. At the Effective Time and as a result of the Merger, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly-owned Subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.2 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to Section 7.1 hereof, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (San Francisco time) on the second Business Day following satisfaction or waiver of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Parent, 1600 Amphitheatre Parkway, Mountain View, California 94043, unless another time or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL (the time of such filing (or such later time as may be agreed upon in writing by the parties that is specified in the Certificate of Merger) shall be referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the

Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws.

(a) The Certificate of Incorporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Sub as in effect immediately prior to the Effective Time (except that Article First of the certificate of incorporation shall (i) read as follows: “The name of the corporation is On2 Technologies, Inc.” and (ii) provide that the sole incorporator shall continue to be the sole incorporator of the Company) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation.

(b) The bylaws of the Company shall be amended as of the Effective Time to be identical to the bylaws of Sub, as in effect immediately prior to the Effective Time and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such bylaws.

1.5 Directors and Officers.

(a) Directors of Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified.

(b) Officers of Surviving Corporation. The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.6 Effect of Merger on the Capital Stock of the Constituent Corporations.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent or Sub) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of transactions (other than the Merger Proposal and other than a Hantro Transaction) involving:

(i) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction, as applicable: (A) in which the Company or any of its Subsidiaries is a constituent corporation and which would result in a third party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries; (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Company or any of its Subsidiaries; or (C) in which the Company or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of the Company or any of its Subsidiaries;

(ii) any sale, lease, exchange, transfer, license (other than non-exclusive licenses of Company Products entered into in the ordinary course of business consistent with past practice), acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues or consolidated assets of the Company and its Subsidiaries, taken as a whole; or

(iii) any liquidation or dissolution of the Company or any of its Subsidiaries, the business of which constitute or account for 15% or more of the consolidated net revenues or consolidated assets of the Company and its Subsidiaries, taken as a whole.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day(s)” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California or New York, New York are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.

“Company Common Stock” shall mean shares of common stock, par value $0.01 per share, of the Company.

“Company Equity Stock” shall mean the Company Capital Stock and Company Options, taken together.

“Company Equityholder” shall mean any holder of Company Equity Stock immediately prior to the Effective Time.

“Company Options” shall mean all issued and outstanding options (including commitments to grant options, but excluding Company Warrants, if any) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person.

“Company Preferred Stock” shall mean shares of preferred stock, par value $0.01 per share, of the Company.

“Company Restricted Stock” shall mean shares of Company Common Stock outstanding immediately prior to the Effective Time that are unvested or subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights.

“Company Restricted Stock Units” shall mean the cash-settled awards denominated in Company Common Stock outstanding immediately prior to the Effective Time that are unvested or that contain a risk of forfeiture or other condition under any applicable restricted stock unit agreement or other agreement with the Company or under which the Company has any rights.

“Company Stockholder” shall mean any holder of Company Capital Stock immediately prior to the Effective Time.

“Company Warrants” shall mean any issued and outstanding warrant or other right (other than Company Options) to purchase Company Capital Stock.

“Contract” shall mean any mortgage, indenture, lease, contract, covenant, plan, insurance policy or other agreement, instrument, arrangement, obligation, understanding or commitment, permit, concession, franchise or license, whether oral or written.

“Current Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2008.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean $0.60 divided by the Trading Price, rounded to the nearest fourth decimal point.

“Financial Advisor” shall mean a financial advisor of nationally recognized standing (it being acknowledged and agreed that Covington Associates, LLC shall be deemed a “Financial Advisor” for purposes hereof).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Hantro Transaction” shall mean a transaction consisting exclusively of a sale or other disposition of On2 Technologies Finland Oy, a corporation formed and existing under the Laws of Finland (“Hantro”), as such entity is currently constituted.

“Intervening Event” shall mean a fact, change, development, event, occurrence, action or effect, unknown to and not reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known, the material consequences of which could not reasonably have been known to or understood by the Company Board as of the date of this Agreement), which fact, change, development, event, occurrence, action or effect (or any material consequence of which) becomes known to or by (or understood by) the Company Board prior to obtaining the Requisite Merger Approval; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter materially relating thereto or any direct consequence thereof constitute an Intervening Event.

“Key Employees” shall mean the employees of the Company listed on Section 1.6(a)(i) of the Disclosure Schedule.

“Knowledge” or “Known” shall mean the actual knowledge of the individuals specified on Section 1.6(a)(ii) of the Disclosure Schedule after each such individual’s review of the matters set forth on Section 1.6(a)(ii) of the Disclosure Schedule.

“Law” shall mean any and all applicable federal, state, provincial, local, municipal, foreign or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, directive, executive order, guidance, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” shall mean any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, or any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” shall mean any state of facts, condition, change, development, event or effect that, either alone or in combination with any other state of facts, condition, change, development, event or effect, (i) is materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) materially impedes the ability of the Company or its Subsidiaries to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Laws; provided, however, that, solely with respect to clause (i) above, excluding any fact, condition, change, development, event or effect resulting from (A) changes or conditions affecting any of the industries in which the Company operates generally or the economy in the United States or any foreign markets where the Company has material operations or sales generally, (B) changes in Law or in generally accepted accounting principles or in accounting standards (or, in each case, the interpretation thereof), or changes in general legal, regulatory or political conditions, (C) the announcement of this Agreement or the pendency of the Merger (including any loss of customers or revenues that directly results therefrom), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date hereof or any earthquake, hurricane, tornado or other natural disaster, (E) any failure, in and of itself, to meet projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts, conditions, changes, developments, events or effects giving rise to or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts, conditions, changes, developments, events or effect are excluded from being taken into account by clauses (A) through (D) and (F) of this proviso) or (F) actions by the Company or its Subsidiaries taken with the prior written consent of Parent, except, in the case of clauses (A), (B) and (D), any such change or condition that has a disproportionate effect on the Company and its Subsidiaries, taken as a whole (which shall be measured relative to the other companies in the industry in which the Company and its Subsidiaries operate).

“Nasdaq” shall mean the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

“Option Merger Consideration” shall mean $0.60 multiplied by the number of shares of Company Common Stock underlying any applicable Company Option, less the sum of (i) the per share exercise price of such Company Option multiplied by the number of shares of Company Common Stock underlying such Company Option and (ii) any income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law.

“Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Laws.

“Parent Common Stock” shall mean shares of Class A Common Stock (as defined in Parent’s certificate of incorporation), par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” shall mean any state of facts, condition, change, development, event or effect that, either alone or in combination with any other state of facts, condition, change, development, event or effect, (i) is materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) materially impedes the ability of Parent or its Subsidiaries to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Laws; provided, however, that, solely with respect to clause (i) above, excluding any fact, condition, change, development, event or effect resulting from (A) changes or conditions affecting any of the industries in which Parent operates generally or the economy in the United States or any foreign markets where Parent has material operations or sales generally, (B) changes in Law or in generally accepted accounting principles or in accounting standards (or, in each case, the interpretation thereof), or changes in general legal, regulatory or political conditions, (C) the announcement of this Agreement or the pendency of the Merger (including any loss of customers or revenues that directly results therefrom), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date hereof or any earthquake, hurricane, tornado or other natural disaster, (E) any failure, in and of itself, to meet projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts, conditions, changes, developments, events or effects giving rise to or contributing to such failure may be taken into account in determining whether there has been a Parent Material Adverse Effect (except to the extent such facts, conditions, changes, developments, events or effects are excluded from being taken into account by clauses (A) through (D) and (F) of this proviso) or (F) actions by Parent or its Subsidiaries taken with the prior written consent of the Company, except, in the case of clauses (A), (B) and (D), any such change or condition that has a disproportionate effect on Parent (which shall be measured relative to the other companies in the industry in which Parent operates).

“Permitted Lien” shall mean (i) any Lien disclosed on the Current Balance Sheet, (ii) any Lien for Taxes that (A) are not yet due and payable as of the Closing Date, (B) may thereafter be paid without interest or penalty or (C) are being contested in good faith (and for which adequate accruals or reserves have been established on the most recent financial statements of the Company included in the most recent Form 10-Q filed by the Company with the SEC prior to the date of this Agreement), and (iii) Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets to which they relate.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Plans” shall mean the Company’s 1999 Amended and Restated Incentive and Nonqualified Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2005 Incentive Compensation Plan.

“Related Agreements” shall mean the Offer Letters, the Certificate of Merger, and all other agreements and certificates entered into by the Company and the Company Equityholders in connection with the Closing of the Merger and the transactions contemplated herein.

“Restricted Stock Consideration” shall mean $0.60 multiplied by the number of shares of Company Common Stock underlying any applicable Company Restricted Stock, less any income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law.

“Restricted Stock Unit Consideration” shall mean $0.60 multiplied by the number of shares of Company Common Stock underlying any applicable Company Restricted Stock Unit, less any income or employment tax withholding required under the Code or any provision of state, local or foreign tax Law.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 or any successor thereto.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization or Person, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or Person is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates.

“Superior Proposal” shall mean an unsolicited bona fide written offer or proposal by a third party to acquire, directly or indirectly, at least 50% of the outstanding shares of Company Capital Stock (whether through a tender or exchange offer, merger, consolidation, share exchange, business combination, recapitalization or otherwise) or all or substantially all of the Company’s assets on a consolidated basis (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such offer or proposal), (ii) is reasonably likely to receive all requisite regulatory approvals, (iii) is reasonably likely to be consummated on the terms and conditions contemplated thereby and (iv) with respect to which the Company Board shall have reasonably determined in good faith (after consultation with its outside legal counsel and a Financial Advisor) to be more favorable to the Company Stockholders than the Merger Proposal, in each case taking into account, in addition to any other factors determined by the Company Board to be relevant, any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise.

“Trading Price” shall mean the volume weighted average trading price of a share of Parent Common Stock on Nasdaq based on the sales price of every share of Parent Common Stock traded during the twenty (20) trading days immediately up to and including the second trading day prior to the date of the Company Stockholder Meeting.

(b) Effect on Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any of the following securities, the following shall occur:

(i) Company Capital Stock. Other than as set forth in Section 1.6(e), each share of Company Capital Stock that is outstanding immediately prior to the Effective Time (other than shares of Company Restricted Stock and Company Capital Stock owned by Parent, Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Parent, Sub or the Company, in each case immediately prior to the Effective Time), shall be canceled and extinguished and automatically converted into the number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio and the cash payable in lieu of fractional shares pursuant to Section 1.6(e) upon the surrender of the certificate, if any, representing such share of Company Capital Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

(ii) Certain Owned Company Capital Stock. Each share of Company Capital Stock that is owned by Parent, Sub or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Sub or the Company, in each case immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Capital Stock of Sub. Each share of common stock, par value $0.001 per share, of Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(c) Treatment of Company Options, Company Restricted Stock, Company Restricted Stock Units and Company Warrants.

(i) Company Options.

    (A) No Company Option (whether vested or unvested) shall be assumed by Parent. Each Company Option that is outstanding immediately prior to the Effective Time shall become, as of immediately prior to the Effective Time, fully vested and exercisable.

    (B) At the Effective Time, each then outstanding Company Option (regardless of the exercise price thereof) shall, by virtue of the Merger, be cancelled such that no Company Option shall remain outstanding immediately after the Effective Time.

    (C) Each holder of a Company Option that is outstanding immediately prior to the Effective Time, with an exercise price less than $0.60, shall have the right to receive, subject to the terms and conditions of this Agreement:

(1) a number of shares of Parent Common Stock, if any, determined by dividing (I) the Option Merger Consideration by (II) the Trading Price; and

(2) an amount in cash, if any, equal to the product obtained by multiplying any fraction of a share of Parent Common Stock resulting from the calculation in Section 1.6(c)(i)(C)(1) above by the Trading Price.

(ii) Company Restricted Stock. The Company Restricted Stock shall be fully vested as of the Effective Time. Each holder of Company Restricted Stock shall receive, subject to the terms and conditions of this Agreement:

    (A) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock determined by dividing (1) the Restricted Stock Consideration by (2) the Trading Price; and

    (B) an amount in cash, if any, equal to the product obtained by multiplying any fraction of a share of Parent Common Stock resulting from the calculation in Section 1.6(c)(ii)(A) above by the Trading Price.

(iii) Company Restricted Stock Units. The Company Restricted Stock Units shall be fully vested as of the Effective Time. Each holder of Company Restricted Stock Units shall receive, subject to the terms and conditions of this Agreement, the Restricted Stock Unit Consideration paid entirely in cash.

(iv) Company Warrants. All Company Warrants that pursuant to their terms do not provide for assumption of such Company Warrants in connection with the Merger shall be cancelled at the Closing unless otherwise exercised prior to the Effective Time. Unless otherwise agreed by Parent and the Company, all Company Warrants that are set forth on Section 1.6(c)(iv) of the Disclosure Schedule and that, pursuant to their terms, provide for assumption of such Company Warrants in connection with the Merger (the “Assumed Warrants”) shall be assumed by Parent in accordance with the terms of such Assumed Warrants.

(v) Necessary Actions. Prior to the Effective Time, and subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), the Company shall use its reasonable best efforts to take all actions necessary to effect the transactions anticipated by this Section 1.6 under the applicable Company Options, Company Restricted Stock, Company Restricted Stock Units and any other plan, agreement or arrangement of the Company (whether written or oral, formal or informal), including delivery of all required notices and obtaining all necessary consents. Prior to the Effective Time, the Company shall deliver to each holder of Company Warrants any notices required pursuant to the terms of the applicable Company Warrants.

(d) Adjustment to Exchange Ratio. The Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Capital Stock having a record date on or after the date hereof and prior to the Effective Time.

(e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of Company Capital Stock or Company Options who would otherwise be entitled to a fraction of a share of Parent Common Stock pursuant to this Section 1.6 (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall, upon the surrender of the certificate, if any, representing such shares of Company Capital Stock or Company Options in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the Trading Price.

1.7 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”).

(b) Parent to Provide Parent Common Stock. At or prior to the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for shares of Company Capital Stock and Company Options. In addition, Parent shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which holders of shares of Company Capital Stock may be entitled pursuant to Section 1.7(d). Any Parent Common Stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.

(c) Exchange Procedures. As promptly as practicable following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) (x) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (or effective affidavits of loss in lieu thereof), (y) of non-certificated shares of Company Capital Stock represented by book entry (“Book Entry Shares”) or (z) of a certificate or other written evidence of ownership of Company Options (together with (x), the “Certificates”), (i) a letter of transmittal in customary form as Parent and the Company may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof) or Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of Parent Common Stock pursuant to Section 1.6, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions payable in respect thereof pursuant to Section 1.7(d). With respect to uncertificated shares of Company Capital Stock held through “direct registration,” Parent shall implement procedures with the Exchange Agent for effecting the exchange of such directly registered uncertificated shares of Company Capital Stock and payment of cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which such holder is entitled pursuant to Section 1.7(d), as promptly as practicable after the Effective Time. Upon surrender of Certificates (or effective affidavits in lieu thereof) or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock (after taking into account all Certificates or Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(b) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), cash payment in lieu of fractional shares to which such holder is entitled pursuant to Section 1.6(e) and any dividends or distributions to which such holder is entitled pursuant to Section 1.7(d), and the Certificates or Book Entry Shares so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the cash amounts payable upon the surrender of such Certificates or Book Entry Shares pursuant to this Section 1.7. Until so surrendered, from and after the Effective Time, outstanding Certificates or Book Entry Shares shall be deemed to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Capital Stock or Company Options shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d).

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates or such Book Entry Shares shall surrender such Certificates or such Book Entry Shares in the manner provided in Section 1.7(c). Subject to applicable Law, following surrender of any such Certificates or such Book Entry Shares in the manner provided in Section 1.7(c), the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor, cash payment in lieu of fractional shares to which such holder is entitled pursuant to Section 1.6(e), along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock.

(e) Transfers of Ownership. In the event that a transfer of ownership of shares of Company Capital Stock is not registered in the stock transfer books or ledger of the Company, or if shares of Parent Common Stock are to be issued in a name other than that in which the Certificates or Book Entry Shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates or Book Entry Shares so surrendered are properly endorsed and otherwise in proper form for surrender and transfer, and the Person requesting such payment has paid any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates or Book Entry Shares surrendered, or established to the reasonable satisfaction of Parent or the Surviving Corporation that such transfer or other Taxes have been paid or are otherwise not payable.

(f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Law. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares twelve (12) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 1.7 shall after such delivery to Surviving Corporation look only to the Surviving Corporation for delivery or payment of the shares of Parent Common

Stock issuable in respect thereof pursuant to Section 1.6, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 1.6(e) and any dividends or other distributions payable in respect thereof pursuant to Section 1.7(d).

1.8 No Further Ownership Rights in Company Capital Stock. From and after the Effective Time, all shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Book Entry Shares theretofore representing any shares of Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock issuable in respect thereof pursuant to Section 1.6, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 1.6(e) and any dividends or other distributions payable in respect thereof pursuant to Section 1.7(d). All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(e) and any dividends or other distributions paid in respect thereof pursuant to Section 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, then such Certificates shall be canceled and exchanged as provided in this Article I.

1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the shares of Parent Common Stock issuable in respect thereof pursuant to Section 1.6, the cash in lieu of fractional shares payable in respect thereof pursuant to Section 1.6(e) and any dividends or distributions payable in respect thereof pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Sub, the directors and officers of Parent and the Surviving Corporation shall have the authority to take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Sub, subject to such exceptions as are disclosed in the disclosure schedule (referencing the specific section and subsection numbers, provided, however, that any disclosures made therein shall apply to any other section or subsection where it is readily apparent upon a reading of such disclosure that such disclosure is relevant to such other section or subsection) supplied by the Company to Parent (the “Disclosure Schedule”) and dated as of the date hereof, as follows:

2.1 Organization of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing materially necessary to the Company’s business as currently conducted, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has delivered a true and correct copy of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the “Charter Documents”), to Parent. As of the date hereof, the Board of Directors of the Company (the “Company Board”) has not approved or proposed any amendment to any of the Charter Documents.

(b) Section 2.1(b) of the Disclosure Schedule lists every state or foreign jurisdiction in which the Company or any of its Subsidiaries currently has Employees or facilities (specifying the existence of Employees or facilities in each such state or foreign jurisdiction for the Company and each of its Subsidiaries).

2.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 250,000,000 shares of Company Common Stock and (ii) 20,000,000 shares of Company Preferred Stock, of which no shares are issued and outstanding. At the close of business on July 29, 2009, 175,503,568 shares of Company Common Stock were issued and outstanding and no shares were held by the Company as treasury shares. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Charter Documents, or any agreement to which the Company is a party or by which it is bound. Except for the Company Restricted Stock and the Company Options, or except as set forth in Section 2.2(a) of the Disclosure Schedule, there are no outstanding shares of Company Capital Stock that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. Except as set forth in Section 2.2(a) and Section 2.2(b) hereof or in Section 2.2(a) and Section 2.2(b) of the Disclosure Schedule, as of the date hereof, the Company has no other capital stock authorized, issued or outstanding.

(b) Except for the Plans or as set forth in Section 2.2(b) of the Disclosure Schedule, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person. The Company has reserved 30,500,000 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of options granted under the Plans, of which at the close of business on July 29, 2009, (i) 12,366,520 shares are issuable upon the exercise of outstanding, unexercised options granted under the Plans, (ii) 9,684,240 shares underlying options granted under the Plans have been exercised as of the date hereof, (iii) 7,247,643 shares have been granted in the form of restricted stock under the Plans, and (iv) 1,474,674 shares remain available for future grant. Section 2.2(b) of the Disclosure Schedule sets forth, as of the date hereof, for each outstanding Company Option, Company Restricted Stock, Company Restricted Stock Unit and Company Warrant, the name of the holder of such option, restricted stock, restricted stock unit or warrant, the type and number of shares of Company Capital Stock issuable upon the exercise of such option, restricted stock, restricted stock unit or warrant, the exercise price of such option or warrant and the date of grant of such option, restricted stock, restricted stock unit or warrant. True and complete copies of the Plans as in effect on the date hereof have been provided to Parent, and, as of the date hereof, there are no agreements to amend, modify or supplement such Plans from the forms thereof provided to Parent.

(c) As of the date hereof, no shares of Company Capital Stock are issuable upon the exercise of outstanding Company Options that have not been issued under the Plans. Except as set forth in Section 2.2(b) of the Disclosure Schedule, as of the date hereof, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth in Section 2.2(b) of the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

(d) All outstanding shares of Company Capital Stock, Company Options and Company Warrants have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company or any stockholder of the Company) in material compliance with all applicable federal, state, foreign, or local statutes, laws, rules, or regulations, including federal and state securities laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company or any stockholder of the Company) in accordance with any right of first refusal or similar right or limitation Known to the Company, including those in the Charter Documents.

(e) As of the date hereof, except as contemplated by this Agreement, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company to which the Company is a party. Except as set forth in Section 2.2(e) of the Disclosure Schedule, there are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights) of any Company Capital Stock.

2.3 Subsidiaries.

(a) Section 2.3(a) of the Disclosure Schedule lists each entity in which the Company owns any shares of capital stock or any equity interest in, or controls, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity other than any entity required to be listed in Section 2.3(b) of the Disclosure Schedule.

(b) Section 2.3(b) of the Disclosure Schedule lists each Subsidiary of the Company.

(c) Each Subsidiary of the Company has the corporate power to own its properties and to carry on its business as currently conducted.

(d) Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing (in any jurisdiction that recognizes the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization.

(e) Each Subsidiary of the Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction (to the extent such jurisdiction recognizes the concept of good standing) in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications necessary, except, in each case, where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 2.3(e) of the Disclosure Schedule, a true and correct copy of the charter documents and bylaws (if applicable) of each Subsidiary of the Company, each as amended to date and in full force and effect on the date hereof, has been provided to Parent.

(f) Section 2.3(f) of the Disclosure Schedule lists the directors and officers, or as applicable, senior management, of each Subsidiary of the Company as of the date of this Agreement.

(g) All of the outstanding shares of capital stock of each Subsidiary of the Company are owned of record and beneficially by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company. All outstanding shares of stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the organizational documents of such Subsidiary, or any agreement to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with all applicable Laws. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which each Subsidiary of the Company is a party or by which it is bound obligating such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries of the Company. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make any future investment in or capital contribution to any Person.

2.4 Authority and Enforceability. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required on the part of the Company to authorize this Agreement and the transactions contemplated hereby, subject only to the approval and adoption of this Agreement and the transactions contemplated hereby by the Company Stockholders and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholder Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Requisite Merger Approval”) is the only vote or approval of holders of any class or series of Company Capital Stock required to adopt this Agreement and approve the transactions contemplated hereby. This Agreement and the Merger have been unanimously approved by the Company Board (other than one director abstaining in connection therewith). This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligations of the Company enforceable against it in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.5 No Conflict. The execution and delivery by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification, acceleration or increase of any obligation (including fees, costs and expenses) or loss of any benefit under (any such event, a “Conflict”) (a) any provision of the Charter Documents, (b) any Material Contract except as set forth in Section 2.5 of the Disclosure Schedule, or (c) subject to the filings and other matters referred to in Section 2.6, any material judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible).

2.6 Governmental Authorization. Except as set forth in Section 2.6 of the Disclosure Schedule, no material consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”) is required by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the Securities Act and such other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the adoption of this Agreement and approval of the transactions contemplated hereby by the Company Stockholders and (d) the filing of notification, and expiration or early termination of the waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as well as any required approval under foreign antitrust Laws, if applicable.

2.7 SEC Reports. The Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws since January 1, 2006 and prior to the date hereof (all such forms, reports and documents, the “Company SEC Reports”). Except as set forth in Section 2.7(a) of the Disclosure Schedule, as of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Reports), each Company SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed. As of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseding filing), each Company SEC Report (as amended or superseded by a subsequently filed Company SEC Report, if applicable) did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Except as set forth in Section 2.7(b) of the Disclosure Schedule, there are no outstanding written comments from the SEC with respect to any of the Company SEC Reports.

2.8 Financial Statements and Controls.

(a) Except as set forth in Section 2.8(a) of the Disclosure Schedule, the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports (i) complied in all material respects, as of their respective filing dates with the SEC, with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and any other adjustments expressly described therein, including the notes thereto.

(b) The Company has established, and maintains a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of consolidated financial reporting and the preparation of consolidated financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements. Except as set forth in Section 2.8(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries (including any employee thereof) nor the Company’s independent auditors has identified or been made aware by the Company or its Subsidiaries of (A) any significant deficiency or material weakness (as defined in Rule 13a-15-15(f) promulgated under the Exchange Act) in the system of internal accounting controls utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (C) any pending or, to the Company’s Knowledge, threatened claim or allegation regarding any of the foregoing.

(c) The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15(e) or Rule 15d-15(e) promulgated under the Exchange Act) that are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) Except as set forth in Section 2.8(e) of the Disclosure Schedule, to the Company’s Knowledge, since January 1, 2006, (i) it has not received any substantive complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(f) Except as set forth in Section 2.8(f) of the Disclosure Schedule, to the Company’s Knowledge, since January 1, 2006, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Laws of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NYSE Alternext US, Inc.

2.9 No Undisclosed Liabilities. Except as set forth in Section 2.9 of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company has any material liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other, except for those which (a) have been reflected in the Current Balance Sheet, (b) have arisen in the ordinary course of business consistent with past practice since the date of the Current Balance Sheet and prior to the date hereof, (c) have been incurred in connection with the transactions contemplated hereby or (d) have arisen since the date hereof and do not arise from a violation of Section 4.1 hereof.

2.10 No Changes. Except as set forth in Section 2.10 of the Disclosure Schedule, since the date of the Current Balance Sheet, (a) the business of the Company and each of its Subsidiaries has been conducted in the ordinary course consistent with past practice, except for actions required to be taken by this Agreement in connection with the consummation of the transactions contemplated hereby, (b) there has not been any fact, event, change, development or set of circumstances that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) there has not been any action or event, nor any authorization, commitment or agreement by the Company or any of its Subsidiaries with respect to any action or event, that if taken or if it occurred after the date hereof would be prohibited by Sections 4.1(a), 4.1(d), 4.1(e), 4.1(g), 4.1(h), 4.1(i), 4.1(j), 4.1(k), 4.1(l), 4.1(o), 4.1(p), 4.1(q), 4.1(r) or 4.1(t).

2.11 Tax Matters.

(a) Definition of Taxes. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities, including capital gains taxes, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties, and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.11(a) as a result of being or having been a member of an affiliated, combined, consolidated, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.11(a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

(b) Tax Returns and Audits.

(i) Except as set forth in Section 2.11(b)(i) of the Disclosure Schedule, the Company and each of its Subsidiaries have (A) prepared and timely filed (taking into account any extension of time within which to file) all material required U.S. federal, state, local and non-U.S. Tax returns, estimates, information statements and reports (“Returns”) required to be filed and such Returns in all material respects are true and correct and have been completed in accordance with applicable Law and (B) timely paid all material Taxes it is required to pay (whether or not shown on a Return), except for Taxes with respect to which adequate reserves for payment have been made in accordance with GAAP as described in Section 2.11(b)(v).

(ii) Except as set forth in Section 2.11(b)(ii) of the Disclosure Schedule, the Company and each of its Subsidiaries have paid or withheld with respect to their respective Employees, independent contractors, creditors, stockholders and other third parties, all U.S. federal, state and non-U.S. income Taxes and social security charges and similar fees, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other Taxes required to be paid or withheld, and has timely paid over any withheld amounts to the appropriate authorities, other than any such amounts that, individually or in the aggregate, would be immaterial to the Company or the relevant Subsidiary.

(iii) There is no material unpaid Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries by any foreign, federal, state, or local taxing authority, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(iv) Except as set forth in Section 2.11(b)(iv) of the Disclosure Schedule, no audit or other examination of any Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination by any foreign, federal, state, or local taxing authority. No written claim has ever been made by any Tax authority that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction where it does not file Returns. No material adjustment relating to any Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority to the Company or any of its Subsidiaries or any representative thereof. Neither the Company nor any of its Subsidiaries is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes.

(v) Except as set forth in Section 2.11(b)(v) of the Disclosure Schedule, as of the date of the Current Balance Sheet, neither the Company nor any of its Subsidiaries has any liabilities for unpaid Taxes which had not been accrued or reserved on the Current Balance Sheet in accordance with GAAP and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Current Balance Sheet other than in the ordinary course of business. The unpaid Taxes of the Company and its Subsidiaries since the date of the Current Balance Sheet (A) do not, as of the most recent fiscal month end, exceed the reserve for all liabilities for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Current Balance Sheet and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Returns, except with respect to clauses (A) and (B), for any liability for Taxes incurred in connection with any transaction contemplated by this Agreement.

(vi) The Company is not nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(vii) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(viii) Neither the Company nor any of its Subsidiaries has engaged in a reportable transaction under Treasury Regulation Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the IRS has determined to be a Tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(ix) Neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (B) is a party to any Tax sharing, indemnification or allocation agreement for which it would bear a liability for Taxes (other than any customary commercial or financing agreements entered into in the ordinary course of business the primary purpose of which is not Tax-related), nor does the Company or any of its Subsidiaries owe any amount under any such agreement, or (C) has any liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise.

(x) Except as set forth in Section 2.11(b)(x) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries will be required to include any income or gain or exclude any deduction or loss from income after the Closing as a result of (A) any change in method of accounting made, (B) closing agreement under Section 7121 of the Code executed (or in the case of each of (A) and (B), under any similar provision of applicable Law), (C) installment sale or open transaction disposition consummated or (D) prepaid amount received, in each case, prior to the Closing.

(xi) Each of the Company and each of its Subsidiaries is in material compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(xii) Except as set forth in Section 2.11(b)(xii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.

(xiii) Except as set forth in Section 2.11(b)(xiii) of the Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(c) Executive Compensation Tax. Except as set forth in Section 2.11(c) of the Disclosure Schedule, there is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any Employee of the Company, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 162(m) or 404 of the Code.

(d) 409A Compliance. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in compliance with Section 409A of the Code and all applicable guidance issued thereunder. Each Company Option was originally granted with an exercise price equal to the fair market value of a share of Company Common Stock on the date of grant.

2.12 Restrictions on Business Activities.

(a) Except as set forth in Section 2.12(a) of the Disclosure Schedule, there is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or otherwise binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect (i) any business practice of the Company or any of its Subsidiaries, (ii) any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, or (iii) the conduct of business by the Company or any of its Subsidiaries, or otherwise limiting in any material respect the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person.

(b) Except as set forth in Section 2.12(b) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, will cause under any Contracts to which the Company or any of its Subsidiaries is a party: (i) Parent or any of its Subsidiaries to grant to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them (other than rights granted by the Company on or prior to the Closing Date under Intellectual Property Rights owned by, or licensed to, the Company as of the Closing Date and consistent with the rights described in the Standard Form Agreements or other Material Contracts), (ii) Parent or any of its Subsidiaries to be bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (excluding any non-compete or other material restriction that arises from any agreement to which the Company or any of its Subsidiaries is not a party), or (iii) Parent or any of its Subsidiaries to be obligated to pay any royalties or other license fees with respect to Intellectual Property Rights of any third party in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby.

2.13 Title to Properties; Absence of Liens Other Than Permitted Liens.

(a) Neither the Company nor any of its Subsidiaries owns any real property, nor has the Company or any of its Subsidiaries ever owned any real property.

(b) Section 2.13(b) of the Disclosure Schedule sets forth a list, as of the date hereof, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of their respective businesses (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no other Lease Agreements for real property affecting the Leased Real

Property or to which the Company or any of its Subsidiaries is bound. There is not, under any of such Lease Agreements, any existing default (or event which with notice or lapse of time, or both, would constitute a default), and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor any of its Subsidiaries has received any written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(c) Except as set forth in Section 2.13(c)(i) of the Disclosure Schedule, the Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in and/or necessary for the conduct of the business of the Company and each of its Subsidiaries as currently conducted, free and clear of any Liens, except Permitted Liens. Section 2.13(c)(ii) of the Disclosure Schedule sets forth the tangible properties and assets, real, personal and mixed, used and/or held for use in the conduct of the business of the Company and its Subsidiaries with an individual value of more than $250,000.

2.14 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries (including Intellectual Property Rights that were purported to be transferred or assigned to the Company pursuant to mergers, acquisitions, asset purchases or other similar transactions) and that are used in the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries or as currently contemplated as of the date hereof by the Company’s senior management to be conducted by the Company or any of its Subsidiaries.

“Company Products” shall mean all products and services developed (including products and services for which development is substantially completed), manufactured, made commercially available, marketed, distributed, sold, imported for resale or licensed out by or on behalf of the Company or any of its Subsidiaries since its inception or which the Company or any of its Subsidiaries intends to manufacture, make commercially available, market, distribute, sell, import for resale, or license out within six (6) months after the date hereof.

“Intellectual Property Rights” shall mean worldwide (i) patents and patent applications, (ii) copyrights, copyright registrations and applications for copyright registration, “moral” rights and mask work rights, (iii) trade secrets, (iv) trademarks, trade names and service marks, (v) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vi) analogous rights to those set forth above.

“Registered Intellectual Property” shall mean patents, trademark registrations, and copyright registrations and applications, registrations and filings for the foregoing or for any other Intellectual Property Rights.

“Shrink-Wrap Code” means any generally commercially available software in executable code form (other than software incorporated into any Company Product) that is available for a cost of not more than $10,000 for a perpetual license for a single user or work station (or $100,000 in the aggregate for all users and work stations).

“Technology” shall mean any or all of the following (i) works of authorship including computer programs, whether in source code or in executable code form, architecture and documentation, (ii) inventions

(whether or not patentable), and improvements or modifications thereto (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) methods and processes, and (viii) devices, prototypes, designs and schematics.

(b) Company Products. Section 2.14(b) of the Disclosure Schedule lists all Company Products by name and version number, where applicable.

(c) Registered Intellectual Property. Section 2.14(c) of the Disclosure Schedule (i) lists all Registered Intellectual Property that is part of Company Intellectual Property (“Company Registered Intellectual Property”), all domain names registered in the name of the Company or any Subsidiary thereof and applications and registrations therefor and all unregistered trademarks used by the Company or any of its Subsidiaries with respect to Company Products, (ii) lists any required actions that must be taken by the Company or any of its Subsidiaries within sixty (60) days of the Closing Date with respect to any of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (iii) lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is a party and in which claims have been raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property. All necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property that are or will be due for payment on or before the Closing Date have been or will be timely paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property that are or will be due for filing on or before the Closing Date have been or will be timely filed with the PTO or other relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

(d) Transferability of Company Intellectual Property. Except as set forth in Section 2.14(d) of the Disclosure Schedule, all material Company Intellectual Property will be transferable, alienable and licensable by Surviving Corporation and/or Parent as such material Company Intellectual Property would be transferable, alienable and licensable in the operation of the business of the Company and its Subsidiaries as it is currently conducted. Without limiting the foregoing, all material Company Intellectual Property that are copyrights will be modifiable and transferable to third parties by the Surviving Corporation and/or Parent, as such copyrights would be modifiable and transferable in the operation of the business of the Company and its Subsidiaries as it is currently conducted.

(e) Title to Company Intellectual Property. Except as set forth in Section 2.14(e)(1) of the Disclosure Schedule and other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, the Company or a Subsidiary thereof is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Liens. Except as set forth in Section 2.14(e)(2) of the Disclosure Schedule, the Company has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of the Company Intellectual Property. Except for trade secrets that lost their status as trade secrets upon the release of a new Company Product, upon the issuance of a patent or publication of a patent application, or as a result of a good faith business decision to disclose such trade secret, and except for trademarks, trade names and service marks that the Company or a Subsidiary thereof made a good faith business decision to stop using, neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or, as of the time of such transfer or exclusive license, were material to the business of the Company as currently conducted or as currently contemplated as of the date hereof by the Company’s senior management to be conducted by the Company, to any other Person.

(f) Inbound Licenses. To the Company’s Knowledge, other than Intellectual Property Rights licensed to the Company under (i) licenses for the Open Source Software listed in Section 2.14(l)(i) of the Disclosure

Schedule, (ii) licenses for Shrink-Wrap Code and (iii) the licenses set forth in Section 2.14(f) of the Disclosure Schedule, the Company Intellectual Property includes all material Intellectual Property Rights that are used in or necessary to the conduct of the business of the Company and its Subsidiaries as it currently is conducted or as currently contemplated as of the date hereof by the Company’s senior management to be conducted by the Company, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Product.

(g) Standard Form Agreements; Outbound Licenses. Section 2.14(g)(1) of the Disclosure Schedule lists the Company’s standard form(s) of non-disclosure agreement and Section 2.14(g)(2) of the Disclosure Schedule lists the Company’s standard form(s), including attachments, of non-exclusive licenses of the Company Products, used by the Company since July 1, 2004 (collectively, the “Standard Form Agreements”). The Company has made available to Parent copies of each Standard Form Agreement identified in Section 2.14(g)(1) and Section 2.14(g)(2) of the Disclosure Schedule. Section 2.14(g)(3) of the Disclosure Schedule lists all outbound licenses of the Company Products under which the Company recognized revenues of $50,000 or more during the twelve (12) month period ending June 30, 2009. Section 2.14(g)(4) of the Disclosure Schedule lists all material contracts, licenses and agreements to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has granted, licensed or provided any Company Intellectual Property and/or Technology to third parties (other than (i) rights granted to contractors or vendors to use Company Intellectual Property and Technology in the performance of services to the Company or any Subsidiary thereof, (ii) the agreements listed in Section 2.14(g)(3) of the Disclosure Schedule, (iii) non-disclosure agreements and (iv) outbound evaluation agreements (in each case of (iii) and (iv), entered into in the ordinary course of business).

(h) No Infringement by the Company. Except as set forth in Section 2.14(h) of the Disclosure Schedule, to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as it is currently conducted or as currently contemplated as of the date hereof by the Company’s senior management to be conducted by the Company or any of its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale and licensing out of any Company Product, does not infringe or misappropriate any Intellectual Property Rights of any Person, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any applicable jurisdiction. Except as set forth in Section 2.14(h) of the Disclosure Schedule, (i) since January 1, 2003 and (ii) to the Company’s Knowledge, prior to January 1, 2003, neither the Company nor any of its Subsidiaries has received written notice from any Person claiming that such operation infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the Laws of any applicable jurisdiction.

(i) No Third Party Infringement. Except as set forth in Section 2.14(i) of the Disclosure Schedule, to the Company’s Knowledge, no Person is infringing or misappropriating in any material respect any Company Intellectual Property.

(j) Proprietary Information Agreements. Copies of the Company’s standard forms of proprietary information, confidentiality and assignment agreement for employees (the “Employee Proprietary Information Agreement”) and the Company’s standard forms of consulting agreement containing proprietary information, confidentiality and assignment provisions (the “Consultant Proprietary Information Agreement”), in each case, used by the Company after January 1, 2003, are attached to Section 2.14(j)(1) and Section 2.14(j)(2), respectively, of the Disclosure Schedule. To the Company’s Knowledge, all current and former employees of the Company and its Subsidiaries, and all current and former consultants of the Company and its Subsidiaries, in each case, who have been involved in the creation or development of Technology that is used by the Company or any of its Subsidiaries and necessary for the conduct of the business of the Company or any of its Subsidiaries as currently conducted by the Company or any of its Subsidiaries or as currently contemplated as of the date hereof by the Company’s senior management to be conducted by the Company or any of its Subsidiaries, have executed the applicable form of agreement and have taken no exceptions therein to the assignment of Intellectual Property necessary for the conduct of the business of the Company or any of its Subsidiaries to the Company and its Subsidiaries, except as otherwise specified in Section 2.14(j)(1) and Section 2.14(j)(2) of the Disclosure Schedule. Each of the Company and its Subsidiaries has taken reasonable steps necessary to protect the confidentiality of confidential information and trade secrets of the Company or any of its Subsidiaries or of any third party that has provided any confidential information or trade secrets to the Company or any of its Subsidiaries.

(k) No Government Funding. Except as set forth in Section 2.14(k) of the Disclosure Schedule, no government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of material Company Intellectual Property or Technology for the Company.

(l) Open Source Software. Section 2.14(l)(i) of the Disclosure Schedule lists all software that is distributed as “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (collectively, “Open Source Software”) that, to the Company’s Knowledge, has been incorporated into and/or distributed with any Company Product in any way, describes the manner in which such Open Source Software was incorporated (e.g., manner of linking), and includes the URLs for the applicable licenses with respect to each such Open Source Software. Except as set forth in Section 2.14(l)(ii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has used Open Source Software in any manner that would or could (i) require the disclosure or distribution in source code form of any Company Product or any material portion thereof, (ii) require the licensing of any Company Product or any material portion thereof under any Open Source Software license, or (iii) impose any other material limitation, restriction, or condition on the right of the Company to use or distribute any Company Product. Except as set forth in Section 2.14(l)(iii) of the Disclosure Schedule, to the Company’s Knowledge, with respect to any Open Source Software that has been incorporated into and/or distributed with any Company Product, the Company and each of its Subsidiaries has been and is in compliance with all applicable Open Source Software licenses with respect thereto.

(m) Source Code. Except as set forth in Section 2.14(m)(1), and except (i) for nonexclusive licenses (including evaluation agreements and non-disclosure agreements) that have been entered into in the ordinary course of business, and (ii) with respect to any Open Source Software, neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or, to the Company’s Knowledge, permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Company Product except for disclosures to employees, contractors or consultants under agreements that prohibit use or disclosure except in the performances of services to the Company or any Subsidiary thereof. Except as set forth in Section 2.14(m)(2) of the Disclosure Schedule, neither this Agreement nor the transactions contemplated hereby, including the assignment or transfer to Parent, by operation of law or otherwise, of the Company Products or any Intellectual Property Rights therein, will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Product to any Person.

(n) Personally Identifiable Information. Section 2.14(n)(1) of the Disclosure Schedule identifies general categories of all Personally Identifiable Information collected by the Company through Internet websites owned, maintained or operated by the Company or any of its Subsidiaries (“Company Sites”), and through any services provided to customers of the Company (“Company Services”). “Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or any of its Subsidiaries can be used to specifically identify a Person. For purposes of clarity, de-identified aggregate data does not constitute Personally Identifiable Information. Except as set forth in Section 2.14(n)(2) of the Disclosure Schedule, to the Company’s Knowledge, the Company and each of its Subsidiaries have complied with all applicable Laws, contractual obligations, and its applicable privacy policies relating to (i) the privacy of users of Company Sites and (ii) the collection, storage, transfer and any other processing of any Personally Identifiable Information collected or used by the Company or any of its Subsidiaries in any manner or maintained by third parties having authorized access to such information. Copies of all privacy policies of the Company that apply to the Company Sites or the Company Services currently, or have applied since July 1, 2004, are attached to Section 2.14(n)(3) of the Disclosure Schedule. Except as set forth in Section 2.14(n)(4) of the Disclosure Schedule, to the Company’s Knowledge, each such privacy policy and all materials distributed or marketed by the Company have made all disclosures to users or customers required by applicable Laws, and none of such disclosures made or contained in any such privacy policy or in any such materials has been inaccurate, misleading or deceptive or in violation of any applicable Laws.

(o) Protection of Personally Identifiable Information. With respect to all Personally Identifiable Information described in Section 2.14(n)(1) of the Disclosure Schedule, the Company and each of its Subsidiaries have at all times taken the steps reasonably necessary to protect such Personally Identifiable Information against loss and unauthorized access, use, modification, disclosure or other similar misuse. Except as set forth in Section 2.14(o) of the Disclosure Schedule, to the Company’s Knowledge, there has been no such unauthorized access, use, modification, disclosure or misuse.

(p) Bugs. Section 2.14(p) of the Disclosure Schedule sets forth the Company’s current (as of the date hereof) list of known bugs maintained by its development or quality control groups with respect to the Company Products.

(q) Contaminants. Except as set forth in Section 2.14(q) of the Disclosure Schedule, to the Company’s Knowledge, all Company Products (and all parts thereof) are free of any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product (or all parts thereof) or data or other software of users (“Contaminants”). The Company endeavors to prevent the introduction of Contaminants into Company Products from software licensed from third parties using the procedures specified in Section 2.14(q) of the Disclosure Schedule.

(r) Security Measures. The Company and its Subsidiaries have taken the steps and implemented the procedures specified in Section 2.14(r) of the Disclosure Schedule to protect the information technology systems used in connection with the operation of the Company and its Subsidiaries from Contaminants. The Company and its Subsidiaries have the disaster recovery and security plans, procedures and facilities for the business specified in Section 2.14(r) of the Disclosure Schedule. To the Company’s Knowledge, there have been no material unauthorized intrusions or breaches of the security of information technology systems.

2.15 Agreements, Contracts and Commitments.

(a) Except as set forth in Section 2.15 of the Disclosure Schedule (specifying the appropriate paragraph), as of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or is bound by:

(i) (A) any employment, contractor (whether an individual or other Person) or consulting (whether an individual or other Person) agreement, contract or commitment providing for annual compensation in excess of $50,000 or (B) any agreement, contract or commitment to grant any severance or termination payment (in cash or otherwise) to any employee, consultant or contractor in excess of $25,000;

(ii) any Company Employee Plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated or may be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) any fidelity or surety bond or completion bond;

(iv) any lease of personal property having a value in excess of $100,000 individually or $250,000 in the aggregate;

(v) any agreement of indemnification or guaranty by the Company or its Subsidiaries that would reasonably be expected to result in material liability;

(vi) any agreement, contract or commitment relating to capital expenditures which involves future payments in excess of $100,000 individually or $250,000 in the aggregate;

(vii) any Contract relating to the disposition or acquisition of material assets or any interest in any material business enterprise outside the ordinary course of the Company’s business;

(viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to or from direct or indirect wholly-owned Subsidiaries;

(ix) any purchase order or contract for the purchase of tangible assets involving in excess of $100,000 individually or $250,000 in the aggregate;

(x) any material dealer, distribution, joint marketing, affiliate, sales representative, original equipment manufacturer, value added, remarketer, reseller, or independent software vendor agreement;

(xi) any material nondisclosure, confidentiality or similar agreement with any of the Persons specified in Section 2.15(a)(xi) of the Disclosure Schedule;

(xii) any joint venture or joint development arrangement pursuant to which the Company will have an ongoing obligation (other than non-exclusive licenses of the Company Products entered into in the ordinary course of business); or

(xiii) any other agreement, contract or commitment that involves payment by the Company of $100,000 individually or $250,000 in the aggregate or more and is not cancelable without penalty within 90 days.

(b) The Company has made available to Parent true and complete copies of each Contract (or summaries of the material terms of the same if such copies are unavailable or incomplete) required to be disclosed pursuant to Section 2.2, Section 2.12, Section 2.13, Section 2.14, and this Section 2.15 (each, a “Material Contract” and collectively, the “Material Contracts”).

(c) Except as set forth in Section 2.15(c)(i) of the Disclosure Schedule, each Material Contract to which the Company is a party or any of its properties or assets (whether tangible or intangible) is subject is a valid and binding agreement of the Company, and to the Company’s Knowledge, each other party thereto, enforceable against the Company, and to the Company’s Knowledge, each other party thereto, in accordance with its terms and is in full force and effect with respect to the Company and, to the Company’s Knowledge, each other party thereto subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth in Section 2.15(c)(ii) of the Disclosure Schedule, the Company is in compliance with and has not materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Material Contract, nor to the Company’s Knowledge is any party obligated to the Company pursuant to any Material Contract subject to any material breach, violation or default thereunder, nor does the Company have Knowledge of any presently existing facts or circumstances that, with the lapse of time, giving of notice, or both, would constitute such a material breach, violation or default by the Company or any such other party.

(d) Except as set forth in Section 2.15(d) of the Disclosure Schedule, all outstanding indebtedness for borrowed money of the Company may be prepaid without penalty.

2.16 Interested Party Transactions.

(a) Except as set forth in Section 2.16 of the Disclosure Schedule, no officer or director (nor, to the Company’s Knowledge, any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has, directly or indirectly, (i) any interest in any entity that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any material goods or services or (ii) any interest in, or is a party to, any material Contract to which the Company or any of its Subsidiaries is a party (other than employment agreements); provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 2.16.

(b) All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company or any of its Subsidiaries that were entered into on or after the inception of the Company have been on an arms-length basis on terms no less favorable to the Company than would be available from an unaffiliated party.

2.17 Company Authorizations. Except as set forth in Section 2.17 of the Disclosure Schedule, the Company and each Subsidiary of the Company hold each material consent, license, permit, grant or other authorization which is necessary for the operation of the Company’s or any of its Subsidiaries’ businesses as currently conducted or as currently contemplated as of the date hereof by the Company’s senior management to be conducted by the Company or any of its Subsidiaries (collectively, “Company Authorizations”). All of the Company Authorizations have been issued or granted to the Company, are in full force and effect and constitute all Company Authorizations required to permit the Company and each of its Subsidiaries to operate or conduct their respective businesses or hold any interest in their respective properties or assets.

2.18 Litigation. Except as set forth in Section 2.18 of the Disclosure Schedule, as of the date hereof, there is no action, suit, claim or proceeding of any nature pending, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, their respective properties (tangible or intangible) or any of the Company’s or any of its Subsidiaries’ officers or directors (in their capacities as such), nor to the Knowledge of the Company are there any presently existing facts or circumstances that would constitute a reasonable basis therefor. As of the date hereof, to the Company’s Knowledge, there is no investigation or other proceeding pending or threatened, against the Company or any of its Subsidiaries, any of their respective properties (tangible or intangible) or any of the Company’s or any of its Subsidiaries’ officers or directors (in their capacities as such) by or before any Governmental Entity, nor are there any presently existing facts or circumstances that would constitute a reasonable basis therefor.

2.19 Minute Books. Except as set forth in Section 2.19 of the Disclosure Schedule, the minutes of the Company and each of its Subsidiaries delivered to counsel for Parent contain complete and accurate records of all actions taken by the Company Board and the Boards of Directors of the Company’s Subsidiaries (and any committees thereof) since the time of incorporation of the Company and each of its Subsidiaries, as the case may be. Except as set forth in Section 2.19 of the Disclosure Schedule, at the Closing, the minute books of the Company and each of its Subsidiaries will be in the possession of the Company.

2.20 Environmental Matters.

(a) Except as would not be reasonably expected to result in material liability to the Company or any of its Subsidiaries, no amount of any substance that has been designated by any Governmental Entity or by applicable federal, foreign, state or local Law to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws (a “Hazardous Material”) is present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased (excluding office and janitorial supplies properly and safely maintained).

(b) Neither the Company nor any of its Subsidiaries has exposed its employees or others to Hazardous Materials in violation of any Law or in a manner that would result in material liability to the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to herein as “Hazardous Materials Activities”) in violation of any rule, regulation, license, permit, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Neither the Company nor any of its Subsidiaries has, and is not required to have any environmental approvals, permits, licenses, clearances or consents in connection with their respective business or facilities. Neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to material liabilities arising out of or relating to the Hazardous Materials Activities of the Company, any of its Subsidiaries or any third party.

2.21 Brokers’ and Finders’ Fees; Fairness Opinion. Except as set forth in Section 2.21 of the Disclosure Schedule, and except for Covington Associates, LLC pursuant to an engagement letter dated November 13, 2008 (as amended and restated on July 9, 2009) and Duff & Phelps, LLC pursuant to an engagement letter dated June 15, 2009, copies of which engagement letters (and all indemnification and other agreements related to such engagements) have been made available to Parent, neither the Company nor any of its Subsidiaries has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor will Parent or the Surviving Corporation incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries. Each of Covington Associates, LLC and Duff & Phelps, LLC has delivered to the Company Board an opinion to the effect that, as of the date hereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

2.22 Employee Benefit Plans and Compensation.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has or may have any liability or obligation and any International Employee Plan.

“DOL” shall mean the United States Department of Labor.

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate.

“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company Options or any other agreement providing for compensation or benefits) between the Company, any of its Subsidiaries or any ERISA Affiliate and any Employee, and which the Company or any ERISA Affiliate has or may have any liability or obligation.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other current or former Person or entity under common control with the Company, any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted or maintained by the Company, any of its Subsidiaries or any ERISA Affiliate, whether formally or informally, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act.

(b) Schedule. Section 2.22(b)(1) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Except as set forth in Section 2.22(b)(2) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by Law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(c) Documents. The Company has provided to Parent (i) correct and complete copies of all documents embodying or, if no plan documents exist, each Company Employee Plan and each Employee Agreement including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable Law in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) each affirmative action plan, if applicable,

(vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to the Company or any of its Subsidiaries, (viii) all material correspondence to or from any governmental agency relating to any Company Employee Plan, (ix) all model COBRA forms and related model notices, (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (xi) all discrimination tests for each Company Employee Plan for the three most recent plan years, (xii) the most recent IRS (or any other applicable tax authority) determination or opinion letter issued with respect to each Company Employee Plan and (xiii) true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the possession of the Company or subject to its control with respect to any unvested Company Common Stock or other property issued by the Company.

(d) Employee Plan Compliance. The Company and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it under, is not in default or violation of, and the Company does not have Knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained, in all material respects, in accordance with its terms and in compliance with all applicable Laws, statutes, orders, rules and regulations, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the Company’s Knowledge, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company, any of its Subsidiaries or any ERISA Affiliate (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or to the Company’s Knowledge, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(e) No Pension Plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) No Self-Insured Plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(g) Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has the Company, any of its Subsidiaries or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company, any of its Subsidiaries or any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.

(h) No Post-Employment Obligations. Except as set forth in Section 2.22(h) of the Disclosure Schedule, no Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other

Person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute.

(i) Effect of Transaction. Except as set forth in Section 2.22(i) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by the Company or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(j) Parachute Payments. Except as set forth in Section 2.22(j) of the Disclosure Schedule, there is no agreement, plan, arrangement or other contract, to which the Company or any of its Subsidiaries is a party covering any Employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no agreement, plan, arrangement or other contract by which the Company is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 2.22(j) of the Disclosure Schedule lists all persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

(k) Employment Matters. The Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations, collective bargaining agreements and arrangements, extension orders and binding customs respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health and wages and hours (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business consistent with past practice). There are no actions, suits, claims or administrative matters pending or, to the Company’s Knowledge, threatened or reasonably anticipated against the Company, any of its Subsidiaries or any of their Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending or, to the Company’s Knowledge, threatened or reasonably anticipated claims or actions against Company, any of its Subsidiaries or any Company trustee under any worker’s compensation policy or long-term disability policy. Neither the Company nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Entity with respect to employment practices. Except as set forth in Section 2.22(k) of the Disclosure Schedule, the services provided by each of the Company’s, each of its Subsidiaries’ and their ERISA Affiliates’ Employees is terminable at the will of the Company and its ERISA Affiliates and any such termination would result in no liability to the Company or any ERISA Affiliate. Section 2.22(k) of the Disclosure Schedule lists all liabilities of the Company to any Employee that result from the termination by the Company or Parent of such Employee’s employment or provision of services, a change of control of the Company, or a combination thereof. Neither the Company nor any ERISA Affiliate has any liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(l) Labor. No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, or reasonably anticipated. The Company does not have Knowledge of (i) any activities or proceedings of any labor union to organize any Employees nor (ii) as of the date hereof, it having received any notice from any Employee proposing such activities or proceedings. There are no actions, suits, claims, labor disputes or grievances pending or, to the Company’s Knowledge, threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 2.22(l) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or arrangement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries as of the date of this Agreement. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local Law, or incurred any liability or obligation under WARN or any similar state or local Law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local Law.

(m) No Interference or Conflict. To the Knowledge of the Company, no stockholder, director, officer, employee or consultant of the Company or any of its Subsidiaries is obligated under any contract or agreement, subject to any judgment, decree, or order of any court or administrative agency that would interfere with such Person’s efforts to promote the interests of the Company or any of its Subsidiaries or that would interfere with the Company’s business.

(n) International Employee Plan. Each International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by Law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(o) Certain Employee Matters. Section 2.22(o) of the Disclosure Schedule contains a complete and accurate list of the current employees of the Company and each of its Subsidiaries as of the date hereof and shows with respect to each such employee as of the date hereof (or as of such other date as is specified in such schedule as applicable) (i) the employee’s name, position held, base salary or hourly wage rate, as applicable, including each employee’s designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act, benefits and any profit sharing, incentive and bonus payments due to the employee in the current calendar year, (ii) the date of hire, (iii) vacation eligibility as of the date hereof (including accrued vacation from prior years), (iv) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves), (v) visa status, (vi) the name of any union, collective bargaining agreement or other similar labor agreement covering such employee, (vii) accrued sick days as of the date hereof, (viii) relevant prior notice period required in the event of termination, (ix) eligibility to Company car or travel expenses, (x) any severance or termination payment (in cash or otherwise) to which any employee could be entitled and (xi) average over-time payments per month during the preceding twelve-month period.

(p) Certain Consultant Matters. Section 2.22(p) of the Disclosure Schedule contains an accurate and complete list of (i) all current and former Persons that have or have had a consulting or advisory relationship with the Company and to which the Company has ongoing obligations and (ii) the location at which such consulting or advisory services are provided.

2.23 Insurance. Section 2.23 of the Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the

Company, and any of its Subsidiaries, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. As of the date hereof, there is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company or any of its Subsidiaries has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, as of the date hereof there is no pending claim for which its total value (inclusive of defense expenses) the Company expects to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company and any of its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds (or other policies and bonds providing substantially similar coverage) remain in full force and effect. As of the date hereof, the Company has not received written notice of cancellation or termination of, or premium increase with respect to, any of such policies. Neither the Company, nor any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self insurance plan.

2.24 Compliance with Laws. Except as set forth in Section 2.24 of the Disclosure Schedule, the Company and each of its Subsidiaries (a) have, since January 1, 2006, complied in all material respects with any Law applicable to their respective businesses and (b) have not received any written notices of suspected, potential, or actual violation with respect to, any Law applicable to their respective businesses that, if violated, would reasonably be expected to result in material liability.

2.25 Export Control Laws. Except as set forth in Section 2.25 of the Disclosure Schedule, the Company and each of its Subsidiaries has at all times conducted its export transactions in all material respects in accordance with (y) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (z) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(a) The Company and each of its Subsidiaries has obtained all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b) The Company and each of its Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals;

(c) There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals;

(d) To the Company’s Knowledge, there are no presently existing facts or circumstances pertaining to the Company’s or any of its Subsidiaries’ export transactions that would constitute a reasonable basis for any future claims with respect to such Export Approvals; and

(e) Section 2.25(e) of the Disclosure Schedule sets forth the true, complete and accurate export control classifications applicable to the Company’s products, services, software and technologies.

2.26 State Anti-Takeover Statutes. The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement and the transactions contemplated hereby. To the Company’s Knowledge, as of the date hereof, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub hereby jointly and severally represent and warrant to the Company as follows:

3.1 Organization. Each of Parent and Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

3.2 Authority and Enforceability. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no further corporate action is required on the part of Parent or Sub to authorize this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and any Related Agreements to which Parent and Sub are parties have been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Parent and Sub, enforceable against each of Parent and Sub in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 No Conflict. The execution and delivery by each of Parent and Sub of this Agreement and any Related Agreement to which each of Parent and Sub is a party, and the consummation of the transactions contemplated hereby and thereby, will not Conflict with any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to Parent or Sub or any of their respective properties or assets (whether tangible or intangible), other than any such items that would not reasonably be expected to materially impede the ability of Parent or Sub to consummate the transactions contemplated by this Agreement.

3.4 Governmental Authorization. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, Parent or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) the filing of the Registration Statement with the SEC in accordance with the Exchange Act and the Securities Act and such other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing of notification, and expiration or early termination of the waiting period, under the HSR Act, as well as any required approval under foreign antitrust Laws, if applicable and (d) other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings that, if not obtained, made or given, would not reasonably be expected to materially impede the ability of Parent or Sub to consummate the transactions contemplated by this Agreement.

3.5 SEC Reports. Parent has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws since January 1, 2006 and prior to the date hereof (all such forms, reports and documents, the “Parent SEC Reports”). As of their respective effective dates (in the case of Parent SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Reports), each Parent SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was filed. As of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseding filing), each Parent SEC Report (as amended or superseded by a subsequently filed Parent SEC Report, if applicable) did not contain, as the case may be, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.6 No Parent Material Adverse Effect. Since December 31, 2008, there has not been any fact, event, change, development or set of circumstances that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.7 Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens.

3.8 Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees to operate the business of the Company and to cause its Subsidiaries to conduct their respective businesses, except (w) as required by Law, (x) as specifically disclosed in Section 4.1 of the Disclosure Schedule, (y) with the prior written consent of Parent or (z) as specifically contemplated by this Agreement, in the ordinary course consistent with past practice. The Company agrees to use reasonable best efforts (A) to pay and to cause its Subsidiaries to pay indebtedness for borrowed money and Taxes of the Company and its Subsidiaries when due (subject to the right of Parent to review and approve certain Returns in accordance with this Agreement), (B) to pay or perform other material obligations when due, and (C) to the extent consistent therewith, to preserve substantially intact the present business organizations of the Company, keep available the services of the present officers and Employees of the Company and its Subsidiaries, preserve substantially intact the Company’s assets and technology and preserve the relationships of the Company with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company at the Effective Time. Without limiting the generality of the foregoing, except (i) as required by Law, (ii) as expressly contemplated by this Agreement, (iii) as expressly set forth in Section 4.1 of the Disclosure Schedule, or (iv) with the prior written consent of Parent (which in the case of clauses (j), (m) (with respect to non-officer Employees of the Company), (n), (q), (r) or (s)(ii) below or as set forth on Section 4.1 of the Disclosure Schedule shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall from the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time:

(a) make any capital expenditure or enter into any capital commitment or capital transaction exceeding $250,000 individually or $500,000 in the aggregate;

(b) (i) sell or license or transfer to any Person any rights to any Company Intellectual Property or Technology or enter into any agreement with respect to any Company Intellectual Property or Technology with any Person or with respect to any Intellectual Property Rights or Technology of any Person (other than pursuant to existing Contracts on their current terms or non-exclusive licenses of the Company Products that have been entered into in the ordinary course of business consistent with past practice that do not contain any of the terms described in Section 4.1(b) of the Disclosure Schedule), (ii) buy or license any Intellectual Property Rights or enter into any agreement with respect to the Intellectual Property Rights or Technology of any third party (other than pursuant to existing Contracts on their current terms or Contracts that have been entered into in the ordinary course of business consistent with past practice that do not contain any of the terms described in Section 4.1(b)

of the Disclosure Schedule), (iii) enter into any agreement with respect to the development of any Intellectual Property Rights or Technology with a third party (other than development agreements in which the Company retains ownership of such Intellectual Property Rights or Technology entered into in the ordinary course of business consistent with past practice) or (iv) amend or modify any existing agreement to add terms that would be prohibited by clauses (i), (ii) and (iii) of this Section 4.1(b);

(c) enter into, terminate or extend, or materially amend, waive, modify, or violate the terms of (i) any Material Contract (that is not otherwise included in Section 4.1(b)), (ii) any Contract that would have been required to have been disclosed in Section 2.12 of the Disclosure Schedule had such Contract been entered into prior to the date hereof or (iii) any Contract that would have been required to have been disclosed in Section 2.15 of the Disclosure Schedule had such Contract been entered into prior to the date hereof (in each case, other than in the ordinary course of business consistent with past practice);

(d) except as set forth in Section 4.1(d) of the Disclosure Schedule or in accordance with Section 5.4(d) hereof, initiate any litigation or settle any litigation other than (i) litigation specifically reserved against on the Current Balance Sheet (for amounts not in excess of such reserves or, in any event, not in excess of $250,000 in any individual case or $500,000 in the aggregate) so long as such litigation is settled in cash only and paid by the Company in full prior to the Closing or (ii) to enforce its rights under this Agreement;

(e) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or any capital stock of any Subsidiary of the Company (other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent), or split, combine or reclassify any Company Capital Stock or any capital stock of any Subsidiary of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or shares of any capital stock of any Subsidiary of the Company, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or shares of any capital stock of any Subsidiary of the Company (or options, warrants or other rights exercisable therefor), except for the issuances of Company Capital Stock pursuant to exercises of Company Options or Company Warrants in accordance with their terms;

(f) issue, grant, deliver, sell, or purchase or authorize or propose the issuance, grant, delivery, purchase or sale of, any shares of Company Capital Stock or shares of any capital stock of any Subsidiary of the Company or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, other than (i) issuances of Company Capital Stock pursuant to exercises of Company Options or Company Warrants in accordance with their terms and (ii) issuances set forth in Section 4.1(f) of the Disclosure Schedule;

(g) cause or permit any amendments to the Charter Documents or the certificate of incorporation, bylaws or other organizational documents of the Company’s Subsidiaries;

(h) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company’s business or any of its Subsidiaries’ businesses, other than purchases of investment assets in the ordinary course of business consistent with past practice;

(i) enter into any agreement to purchase or sell any interest in real property, grant any security interest in real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify or terminate any of the terms of any Lease Agreements;

(j) (i) incur any indebtedness or guarantee any indebtedness for borrowed money (other than indebtedness not in excess of $2,000,000 (which may include the factoring of receivables) or in connection with the financing of ordinary course trade payables consistent with past practice) or (ii) issue or sell any debt securities or guarantee any debt securities or other obligations of others or create a Lien over any of its assets (other than a Permitted Lien, a Lien that is released (without material liability for such release) at or prior to Closing or a Lien resulting from the factoring of receivables described in clause (i) of this Section 4.1(j);

(k) grant any loans to others, purchase debt securities of others or amend the terms of any outstanding loan agreement, other than (i) intercompany loans, (ii) accounts receivables extensions in the ordinary course of business consistent with past practice and (iii) advances of expenses to employees in the ordinary course of business consistent with past practice;

(l) grant any severance or termination pay (in cash or otherwise) to any Employee, including any officer, of the Company or any of its Subsidiaries, except payments made pursuant to the Company Employee Plans set forth in the Disclosure Schedule and provided to Parent or to written agreements outstanding on the date hereof and disclosed in the Disclosure Schedule;

(m) except as set forth in Section 4.1(m) of the Disclosure Schedule, hire or offer to hire any Employee or terminate any Employee other than for cause without the prior written consent of Parent;

(n) make any representations or issue any communications to employees regarding offers of employment from Parent without the prior written consent of Parent;

(o) (i) adopt, amend or fail to maintain any Company Employee Plan, enter into any employment contract (other than at-will offer letters for new hires made in accordance with Section 4.1(m) and which do not provide for any severance, special bonus, special remuneration or acceleration of equity), (ii) pay or agree to pay any special bonus or special remuneration to any director or Employee of the Company or any of its Subsidiaries except as set forth in Section 4.1(o) of the Disclosure Schedule, or (iii) increase or agree to increase the salaries, wage rates, or other compensation or benefits of their respective Employees except payments made pursuant to this Agreement or pursuant to written agreements outstanding on the date hereof and disclosed in the Disclosure Schedule;

(p) revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves, in each case, other than in the ordinary course of business consistent with past practice and in accordance with GAAP or as otherwise required by GAAP;

(q) pay, discharge or satisfy, in an amount in excess of $250,000 in any one case, or $500,000 in the aggregate, any claim, liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities specifically reflected on or specifically reserved against in the Current Balance Sheet;

(r) make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement or Tax ruling, settle or compromise any material Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or file any material Return or any amended Return unless such Return has been provided to Parent for review within a reasonable period prior to the due date for filing and Parent has consented to such filing;

(s) enter into any (i) joint venture or similar arrangement or (ii) joint marketing or any similar arrangement (other than pursuant to existing Contracts on their current terms or Contracts that are entered into in the ordinary course of business consistent with past practice, subject to the limitations set forth in Section 4.1(b) hereof);

(t) adopt or change the Company’s accounting policies or procedures, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices, in each case, except as required by GAAP; or

(u) take, commit or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(t), inclusive.

4.2 Procedures for Requesting Parent Consent. If the Company desires to take an action which would be prohibited pursuant to Section 4.1 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent (the response to which will not be unreasonably delayed by Parent, and, in the event of an unreasonable delay, the Company may take such action without such action being deemed a breach of this Article IV) by sending an e-mail or facsimile to each of the individuals set forth in Section 4.2 of the Disclosure Schedule. Any of the individuals set forth in Section 4.2 of the Disclosure Schedule may grant consent on behalf of Parent to the taking of any action which would otherwise be prohibited pursuant to Section 4.1 by e-mail or such other notice that complies with the provisions of Section 8.1.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 No Solicitation.

(a) The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing each Person that as heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of the Company, and the Company shall use its reasonable best efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement) and to enforce the provisions of any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent). Such written requests shall contain a notice to each Person that any information that is sent to the Company in the future will not be treated as confidential pursuant to such confidentiality agreement.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and shall cause their respective directors, officers, those individuals listed in Section 5.1(b) of the Disclosure Schedule, controlled affiliates, or any investment banker, attorney or other advisors or representatives retained by any of them (collectively, the “Company Representatives”) not to (and shall not authorize or knowingly permit such Company Representative or any other employees to), directly or indirectly, (i) solicit, initiate, knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Sub or any designees or representatives of Parent or Sub) in connection with, or in circumstances that would be reasonably likely to lead to, an Acquisition Proposal, any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Parent, Sub or any designees or representatives of Parent or Sub or as may be required by a Governmental Entity), or take any other action intended to assist or facilitate any inquiries or the making of any proposal that would be reasonably likely to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person (other than Parent, Sub or any designees or representatives of Parent or Sub) with respect to an Acquisition Proposal (other than informing Persons of the existence of the provisions contained in this Agreement), (iv) approve, endorse or recommend an Acquisition Proposal, (v) execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction or (vi) terminate, amend, modify or waive any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent); provided, however, that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the Requisite Merger Approval, the Company Board may, directly or indirectly through advisors, agents or other intermediaries, subject to the Company’s compliance with the provisions of this Section 5.1, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, written, unsolicited Acquisition Proposal in writing that the Company Board reasonably concludes (after consultation with its outside legal counsel and a Financial Advisor) constitutes or is reasonably likely to lead to a Superior Proposal and (B) furnish to any Person that has made (and not withdrawn) a bona fide, written, unsolicited Acquisition Proposal in writing that the Company Board reasonably concludes (after consultation with its outside legal counsel and a Financial Advisor) constitutes or is reasonably likely to lead to a Superior Proposal, any non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to the Company than those contained in the Confidential Disclosure Agreement, provided further, however, that, in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) none of the Company or any of its Subsidiaries shall have breached or violated (or be deemed, pursuant to the terms of this Section 5.1, to have breached or violated) in any material respect the terms of this Section 5.1, (2) the Company Board reasonably determines (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, (3) at least forty-eight (48) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, the Company gives Parent written notice of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person and (4) contemporaneously with furnishing any non-public information regarding the Company’s business or operations to any such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(c) Without limiting the generality of the foregoing, Parent, Sub and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 5.1 by any Company Representative shall be deemed to be a breach of this Section 5.1 by the Company. The Company shall not enter into any letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement as permitted by Section 5.1(b)) contemplating or otherwise relating to an Acquisition Proposal unless and until this Agreement is terminated pursuant to Article VII, and the Company has paid all amounts due to Parent pursuant to Section 7.3, if any.

(d) Nothing contained in this Section 5.1 shall prohibit the Company or any Company Representative from, or restrict the Company’s or any Company Representative’s ability to, (i) furnish to any Person any non-public information relating exclusively to Hantro or afford access to the business, properties assets, books or records of Hantro to any Person or (ii) participate or engage in discussions or negotiations with any Person with respect to a Hantro Transaction; provided, however, that neither the Company nor any Company Representative solicits, initiates, knowingly encourages, knowingly facilitates or knowingly induces the making, submission or announcement of, an Acquisition Proposal in connection with or as a result of the activities set forth in clause (i) or (ii).

(e) In addition to the obligations of the Company set forth in Section 5.1(b), the Company shall promptly, and in all cases within twenty-four (24) hours of its receipt, advise Parent orally and in writing of (i) any Acquisition Proposal (and, if the Acquisition Proposal is in written form, the Company shall give Parent a copy thereof, along with any other written information delivered to the Company from such Person or its advisors, agents or other intermediaries), (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, and, with respect to each of clauses (i), (ii) and (iii), the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(f) Until such time as this Agreement is terminated pursuant to Article VII, the Company shall keep Parent promptly informed of any changes in the status, details, terms and conditions (including amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. In addition to the foregoing, the Company shall provide Parent with at least forty-eight (48) hours (or any shorter period of advance notice actually provided to members of the Company Board) prior written notice of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal or an inquiry relating to a potential Acquisition Proposal.

5.2 Company Board Recommendation.

(a) Subject to the terms of Section 5.2(b), the Company Board shall recommend that the holders of shares of Company Common Stock adopt this Agreement in accordance with the applicable provisions of the DGCL (the “Company Board Recommendation”).

(b) Subject to the terms of this Section 5.2(b), neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation (a “Company Board Recommendation Change”); provided, however, that, notwithstanding the foregoing, the Company Board may effect a Company Board Recommendation Change at any time prior to the receipt of the Requisite Merger Approval, if and only if (i) (x) the Company Board has received an Acquisition Proposal that constitutes a Superior Proposal or (y) there is any Intervening Event, (ii) if such Company Board Recommendation Change is pursuant to Section 5.2(b)(i)(x), neither the Company nor any of its Subsidiaries shall have breached or violated (or be deemed, pursuant to the terms hereof, to have breached or violated) the provisions of Section 5.1 in any material respect, (iii) the Company Board reasonably determines (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (v) below), that, in light of such Superior Proposal or Intervening Event, as applicable, the failure of the Company Board to effect a Company Board Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, (iv) prior to effecting such Company Board Recommendation Change, the Company Board shall have provided Parent with (A) if such Company Board Recommendation Change is pursuant to Section 5.2(b)(i)(x), the most current version of any written agreement or proposal relating to the transaction that constitutes such Superior Proposal, or (B) if such Company Board Recommendation Change is pursuant to Section 5.2(b)(i)(y), information describing such Intervening Event in reasonable detail, (v) the Company shall have given Parent at least five (5) Business Days notice that it is prepared to effect a Company Board Recommendation Change in response to a Superior Proposal or an Intervening Event, as applicable, and, if requested by Parent, the opportunity to meet with the Company and its outside legal counsel, all with the purpose and intent of enabling Parent and the Company to discuss in good faith any modification of the terms and conditions of this Agreement proposed by Parent so that the transactions contemplated hereby may be effected without a Company Board Recommendation Change, and (vi) Parent shall not have made, within five (5) Business Days after receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, a counter-offer or proposal that the Company Board reasonably determines, after consultation with its outside legal counsel and a Financial Advisor, is at least as favorable to the Company Stockholders as such Superior Proposal or, in the case of an Intervening Event, obviates the need for a Company Board Recommendation Change as a result of an Intervening Event.

(c) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that, in each case, any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement, including the provisions of Article VII; and provided further, however, that any such statement or disclosure (other than a factually accurate public statement by the Company that does no more than describe the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto or a “stop, look and listen”

communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, and within the time period contemplated by Rule 14d-9(f)(3)) shall be deemed to be a Company Board Recommendation Change if the Company Board does not expressly publicly reaffirm the Company Board Recommendation in connection with such statement or disclosure.

(d) Nothing set forth in this Section 5.2 shall (i) permit the Company to terminate this Agreement, (ii) affect any other obligation of the Company under this Agreement, (iii) limit the obligation of the Company to duly call, give notice of, convene and hold the Company Stockholder Meeting, (iv) relieve the Company of its obligation to solicit proxies for the Company Stockholder Meeting and submit to a vote of the Company Stockholders the Merger Proposal at the Company Stockholder Meeting, or (v) permit the Company to submit for a vote of the Company Stockholders at or prior to the Company Stockholder Meeting any matter other than the Merger Proposal.

5.3 Company Stockholder Meeting.

(a) The Company shall establish a record date for, call, give notice of, convene, hold, and take a vote of stockholders on the adoption of this Agreement in accordance with the DGCL (the “Merger Proposal”) at a meeting of the Company Stockholders (the “Company Stockholder Meeting”) as promptly as practicable following the date hereof (subject to Section 5.3(c) and subject to such delay, postponement or adjournment as is required to comply with any comments made by the SEC with respect to the Proxy Statement/Prospectus).

(b) Unless the Company Board has effected a Company Board Recommendation Change pursuant to and in accordance with the terms of Section 5.2(b), the Company Board shall use its reasonable best efforts to obtain the Requisite Merger Approval at the Company Stockholder Meeting or any postponement or adjournment thereof, including by soliciting proxies from the Company Stockholders (i) in favor of the Merger Proposal and (ii) to approve the adjournment of the Company Stockholder Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Company Stockholder Meeting to adopt the Merger Proposal. At the Company Stockholder Meeting, the Company shall submit to a vote of the Company Stockholders the Merger Proposal. The Company shall not propose for consideration or submit for a vote any Acquisition Proposal at the Company Stockholder Meeting other than the Merger Proposal (or an adjournment of the Company Stockholder Meeting, if permitted hereunder) without the prior written consent of Parent. The Company shall not establish a record date for, call, give notice of, convene or hold any meeting of the Company Stockholders unless and until the Company Stockholder Meeting has been held, a vote of the Company Stockholders has been taken on the Merger Proposal, and the Company Stockholder Meeting has been adjourned. Notwithstanding anything to the contrary set forth in this Agreement, except as otherwise set forth in this Section 5.3(b), this Agreement shall be submitted to the Company Stockholders at the Company Stockholder Meeting to obtain the Requisite Merger Approval, and the Company’s obligations under this Section 5.3 shall not be terminated, superseded, limited, modified or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Acquisition Transaction, or by any Company Board Recommendation Change (whether or not in compliance with the terms hereof). For the avoidance of doubt, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is validly terminated in accordance with Section 7.1.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company may and, if reasonably requested by Parent, shall adjourn or postpone the Company Stockholder Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is filed and provided to the Company Stockholders (but in any event no more than five (5) Business Days), (ii) if, as of the time for which the Company Stockholder Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (iii) as required by applicable Law.

(d) Unless the Company Board has effected a Company Board Recommendation Change pursuant to and in accordance with the terms of Section 5.2(b), the Company Board shall not withdraw, alter, modify,

change or revoke its approval of this Agreement, the Merger and the transactions contemplated hereby or its recommendation to the Company Stockholders to vote in favor of this Agreement, the Merger and the transactions contemplated hereby.

5.4 Access; Notice and Consultation.

(a) The Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period from the date hereof and prior to the earlier of the termination of this Agreement or the Effective Time to (i) the properties, books, contracts and records (including access to design processes and methodologies and all source code and financial statements (including Returns and supporting documentation)) of the Company as Parent may reasonably request, (ii) all other information concerning the business, properties and personnel of the Company as Parent may reasonably request, and (iii) Employees of the Company as reasonably requested and identified by Parent; provided, however, that the Company may restrict the foregoing access to the extent that (x) any applicable Law requires the Company to restrict or prohibit access to any such properties or information, (y) such disclosure would, based on the advice of the Company’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other privilege applicable to such information or (z) such disclosure relates to individual performance or personnel evaluation records, medical histories or other personnel information that in the Company’s good faith opinion could subject the Company or any of its Subsidiaries to liability. No information or knowledge obtained in any investigation pursuant to this Section 5.4 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof.

(b) The Company or Parent, as the case may be, shall give prompt notice to the other party of: (i) the occurrence of any event that is reasonably likely to cause any representation or warranty of the Company or Parent, as the case may be, contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time such that it would result in failure of the conditions set forth in Section 6.2(a) or Section 6.3(a), and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder such that it would result in failure of the conditions set forth in Section 6.2(a) or Section 6.3(a), respectively. Notwithstanding the foregoing, any update of or modification to the Disclosure Schedule made or purported to have been made after the date hereof shall be disregarded for purposes of determining the satisfaction of the conditions to the Merger set forth in Article VI.

(c) The Company shall promptly notify Parent upon obtaining Knowledge of any written notice or other written communication (including e-mail) received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging (i) any material breach of or material default under any Material Contract to which the Company or any of its Subsidiaries is a party or (ii) that any material consent is or may be required in connection with the transactions contemplated by this Agreement.

(d) The Company shall promptly advise Parent orally and in writing of any litigation commenced after the date hereof against the Company or any of its directors or executive officers by any of the Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall consider Parent’s views with respect to such stockholder litigation, and shall not settle any such stockholder litigation without the prior written consent of Parent, which, if such settlement is for cash only, shall not be unreasonably withheld, conditioned or delayed.

(e) Notwithstanding anything to the contrary set forth in this Agreement, no information obtained pursuant to the access granted or notification provided pursuant to this Section 5.4 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party hereto providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice. The terms and conditions of the Confidential Disclosure Agreement shall apply to any information acquired or provided pursuant to this Section 5.4.

5.5 Confidentiality. Parent, Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Mutual Non-Disclosure Agreement dated as of November 10, 2008, as amended, (the “Confidential Disclosure Agreement”), which will continue in full force and effect in accordance with its terms.

5.6 Public Disclosure. Except with regard to a Company Board Recommendation Change permitted and effected pursuant to Section 5.2(b), each of Parent and the Company shall consult with the other before issuing any press release or making any public announcement or statement with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld or delayed; provided, however, that either Parent or the Company may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Law or the rules and regulations of Nasdaq, in the case of Parent, and NYSE Alternext US, Inc., in the case of the Company, if such party first notifies and (if practicable) consults with the other regarding the timing and substance of such public announcement or statement.

5.7 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including by:

(i) using its reasonable best efforts to cause the conditions to the Merger set forth in Article VI to be satisfied or fulfilled;

(ii) using its reasonable best efforts to obtain all necessary or appropriate consents, waivers and approvals, and to provide all necessary notices, under (A) any material Contracts to which the Company or any of its Subsidiaries is a party and (B) any other Contracts to which the Company or any of its Subsidiaries is a party that Parent shall reasonably request in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated by this Agreement; provided, however, that, in the event that the other parties to any such Contract, including any lessor or licensor of any Leased Real Property, conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract, the Company shall not make or commit to make any such payment or provide any such consideration without Parent’s prior written consent;

(iii) making all necessary registrations, declarations and filings with Governmental Entities in connection with this Agreement and the consummation of the transactions contemplated hereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Entities (including all Antitrust Approvals) in connection with this Agreement and the consummation of the transactions contemplated hereby;

(iv) executing and delivering any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and

(v) assisting the other parties in (A) making all necessary registrations, declarations and filings with Governmental Entities in connection with this Agreement and the consummation of the transactions contemplated hereby, including by providing such information regarding itself, its Affiliates and their respective operations as may be requested in connection with a filing by it or any of its Subsidiaries, (B) obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Entities (including all Antitrust Approvals) in connection with this Agreement and the consummation of the transactions contemplated hereby, and (C) delivering any additional instruments required to be made, obtained or delivered to consummate the transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Section 5.7 or elsewhere in this Agreement shall be deemed to require Parent or the Company or any Subsidiary thereof to (i) litigate or otherwise contest any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement or (ii) agree to any divesture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

5.8 Regulatory Filings.

(a) Without limiting the generality of the provisions of Section 5.7 and to the extent required by applicable Laws and Orders, as promptly as practicable following the execution and delivery of this Agreement, each of Parent and the Company shall make or submit all applications, notices, petitions and filings, file or submit all documentation, and use their respective reasonable best efforts to obtain as promptly as practicable all clearances, permits, consents, approvals and authorizations of all third parties and Governmental Entities, in each case that are necessary or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable and to comply with the terms and conditions of all such clearances, permits, consents, approvals and authorizations of all such third parties and Governmental Entities. The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws, all the documentation and information relating to the other party and any of its respective Subsidiaries, that appears in any application, notice, petition, filing and documentation made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose clearance, consent or approval is required to consummate the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any clearance, consent or approval required in order to consummate the transactions contemplated by this Agreement will not be obtained or that the receipt of any such clearance, consent or approval will be materially delayed or conditioned.

(b) Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making and submitting the applications, notices, petitions and filings contemplated by this Section 5.8, (ii) subject to applicable Laws and Orders, supply the other with any information that may be required in order to effectuate such applications, notices, petitions and filings, and (iii) supply any additional information that may be required or reasonably requested by any Governmental Entity in connection with such applications, notices, petitions and filings. Subject to applicable Laws and Orders, each party hereto shall (w) promptly inform the other party hereto of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement, (x) permit the other party hereto the opportunity to review in advance all the information relating to Parent and its Subsidiaries or the Company and its Subsidiaries, as the case may be, that appears in any application, notice, petition or filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated hereby, (y) not participate in any substantive meeting or discussion with any Governmental Entity in respect of any filing, investigation, or inquiry concerning the transactions contemplated hereby unless and until such party has consulted with the other party, and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend such meeting or discussion, and (z) furnish the other party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and representatives, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the transactions contemplated hereby. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

5.9 Anti-Takeover Laws. In the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby, each of the Company, Parent and Sub, at the direction of its respective Board of Directors, shall use its reasonable best efforts to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.

5.10 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the Merger, and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Merger Proposal to be considered at the Company Stockholder Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus shall include information regarding the Company and the terms of the Merger and this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC, Parent and the Company shall cause the Proxy Statement/Prospectus to be disseminated to the Company Stockholders.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in compliance with the terms and conditions set forth in this Agreement, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Except as otherwise set forth in this Agreement or as may be required by applicable Law or Order, neither Parent nor the Company shall effect any amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Registration Statement without the prior consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the Company, in connection with a Company Board Recommendation Change pursuant to and in accordance with

Section 5.2, may amend or supplement the Proxy Statement/Prospectus pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 5.10(c) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the Company’s right to have the deliberations and conclusions of the Company Board accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for the Company if and solely to the extent that it contains (i) a Company Board Recommendation Change, (ii) a statement of the reasons of the Company Board for making such Company Board Recommendation Change, and (iii) additional information reasonably related to the foregoing.

(d) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, at the time the Registration Statement is declared effective, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time, Parent and the Company shall notify each other in writing as promptly as practicable upon becoming aware of any event or circumstance that should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of Parent and the Company. Parent and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings. Prior to filing the Registration Statement or mailing the Proxy Statement/Prospectus to the Company Stockholders (or filing or mailing any amendment thereof or supplement thereto or any other materials to be submitted to the Company Stockholders in connection with the solicitation of their approval of the Merger and this Agreement), each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably and timely proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(e) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Parent Common Stock in the Merger.

5.11 Proprietary Information and Inventions Assignment Agreement. Except as set forth in Section 5.11 of the Disclosure Schedule, the Company shall use its reasonable efforts to cause each current employee of the Company and its Subsidiaries and each former employee of the Company and its Subsidiaries, in each case, who is listed on Section 5.11 of the Disclosure Schedule, to have entered into and executed, and each person who becomes an employee of the Company or any Subsidiary thereof after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, an employee proprietary information agreement with the Company and each of its Subsidiaries, in a form reasonably satisfactory to Parent effective as of such employee’s first date of employment or service. Except as set forth in Section 5.11 of the Disclosure Schedule, the Company shall use its reasonable efforts to cause each current consultant or contractor of the Company and its Subsidiaries, and each former consultant or contractor of the Company and its Subsidiaries, in each case, who is listed on Section 5.11 of the Disclosure Schedule, if any, to have entered into and executed, and each Person who becomes a consultant or contractor of the Company or any Subsidiary after the date hereof and prior to the Closing shall be required by the Company to enter into and execute, a consultant proprietary information agreement with the Company and each of its Subsidiaries, in a form satisfactory to Parent effective as of such consultant or contractor’s first date of service.

5.12 Resignation of Officers and Directors. Upon the request of Parent delivered to the Company at least ten (10) Business Days prior to the Closing, the Company shall use reasonable best efforts to cause each executive officer and director of the Company and its Subsidiaries to execute a resignation letter in a form reasonably acceptable to Parent, effective as of the Effective Time.

5.13 Termination of 401(k) Plan. Effective as of no later than the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company within ten (10) days prior to the Closing Date that such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board, or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and fees and provide such estimate in writing to Parent no later than fifteen (15) calendar days prior to the Closing Date.

5.14 Continuation of Employee Benefits.

(a) As of and for a period of twelve (12) months following the Closing Date, Parent will, or Parent will cause the Surviving Corporation and its Subsidiaries to, either (i) continue certain Company Employee Plans as determined in Parent’s sole and absolute discretion, (ii) permit employees of the Company and each of its Subsidiaries who continue employment with Parent or the Surviving Corporation or their respective Subsidiaries following the Closing Date (“Continuing Employees”) while they remain so employed by Parent or the Surviving Corporation or their respective Subsidiaries, and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including any plan intended to qualify within the meaning of Section 401(a) of the Code and any severance, vacation, sick, personal time off plans or programs and excluding any equity compensation plans, programs, agreements or arrangements) of Parent or its Affiliates on terms that are no less favorable in the aggregate to Continuing Employees than those provided during such period to employees of Parent or its Affiliates who are similarly situated with such Continuing Employees following the Closing, or (iii) as determined in Parent’s sole and absolute discretion, a combination of clauses (i) and (ii). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its or its Affiliates’ employee benefit plans, program or policies following the Closing Date, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, recognize the prior service with the Company or its Subsidiaries, including prior service with predecessor employers where such prior service is recognized by the Company and its Subsidiaries as of immediately prior to the Closing, of each Continuing Employee in connection with all employee benefit plans, programs or policies of Parent or its Affiliates in which Continuing Employees are eligible to participate for purposes of eligibility to participate, vesting and determination of level of benefits (but not (1) for purposes of vesting any newly granted stock options and any newly granted equity awards, (2) for the purposes of benefit accruals under any defined benefit pension plan or (3) to the extent that such recognition would result in duplication of benefits). From and after the Closing Date, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, (x) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such Continuing Employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable Company Employee Plans as of the time immediately preceding the Closing, and (y) provide each Continuing Employee with credit for any deductibles paid under any Company Employee Plan that provides group health plan benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out of pocket requirements under any group health plans of Parent, the Surviving Corporation or its Subsidiaries that such employees are eligible to participate in after the Closing to the same extent that such expenses were recognized under the comparable Company Employee Plan.

(b) No Third Party Beneficiaries. The provisions of this Section 5.14 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and nothing herein shall be deemed to amend any Company Employee Plan to reflect the terms of this Section 5.14.

5.15 Director and Officer Indemnification and Insurance.

(a) Subject to any limitation imposed from time to time under applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) fulfill and honor all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (each, an “Indemnified Person”) acting in such capacities as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company or its Subsidiaries as in effect on the date of this Agreement (to the extent that copies have been made available to Parent prior to the date of this Agreement), and cause such rights to survive the Merger and continue in full force and effect in accordance with their terms, (ii) for a period of six (6) years from and after the Effective Time, cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former officers and directors of the Company and its Subsidiaries than are presently set forth in the Charter Documents, and (iii) for a period of six (6) years from and after the Effective Time, not amend, repeal or otherwise modify such provisions in any manner that would adversely affect any right thereunder of any person benefitted by such provisions.

(b) Without limiting Section 5.15(a), for six years after the Effective Time, Parent shall cause the Surviving Corporation to provide officers’ and directors’ liability insurance from a reputable and financially sound carrier in respect of acts or omissions occurring at or prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that, in satisfying its obligation under this Section 5.15(b), the Surviving Corporation shall not be obligated to pay an aggregate annual premium in excess of 200% of the amount per annum the Company paid in its last full fiscal year (the “Maximum Premium”), which amount the Company has disclosed to Parent prior to the date of this Agreement; provided further, however, that if such coverage cannot be obtained, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall provide directors’ and officers’ liability insurance that provides, in Parent’s reasonable judgment, the

Indemnified Persons the most advantageous policy limits and terms obtainable for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, the Company or the Surviving Corporation may, and, if so directed by Parent prior to the Effective Time, the Company shall, purchase a prepaid “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time, and upon the purchase of such insurance, Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 5.15(b) shall be deemed to have been satisfied.

(c) The rights of each Indemnified Person under this Section 5.15 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.15.

5.16 Section 16 Resolutions. The Board of Directors of Parent, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution prior to the Effective Time providing that the receipt by Company Insiders of Parent Common Stock in exchange for shares of Company Common Stock, Company Restricted Stock or Company Options, pursuant to the transactions contemplated by this Agreement is intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. In addition, the Company Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) promulgated under the Exchange Act), shall adopt a resolution prior to the Effective Time providing that the disposition by Company Insiders of Company Common Stock, Company Restricted Stock or Company Options in exchange for shares of Parent Common Stock are also intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. For purposes of this Agreement, and the term “Company Insiders” shall mean those directors and officers of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act.

5.17 Obligations of the Sub. Parent shall cause Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

5.18 Tax Matters. None of Parent, Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Effective Time that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Sub and the Company shall use its commercially reasonable efforts to obtain the opinions described in Section 6.1(d) (collectively, the “Tax Opinions”). In furtherance of the preceding sentence, in the event that the aggregate amount of cash to be paid in lieu of fractional shares of Parent Common Stock would exceed 20% of the sum of such cash plus the aggregate value of the Parent Common Stock to be issued in the Merger to Company Stockholders, calculated based on the closing price of one share of Parent Common Stock on the last Business Day immediately preceding the Closing Date, then immediately following the Effective Time, Parent shall cause the Surviving Corporation to merge with and into a Delaware limited liability company that is a direct, wholly owned subsidiary of Parent (the “Second Step Merger”), with such limited liability company continuing as the surviving entity of the Second Step Merger. In such event, any reference to the Merger in this Section 5.18, Recital B or Section 6.1(d) of this Agreement shall be to the Merger described in Section 1.1 taken together with the Second Step Merger as part of one integrated transaction for U.S. federal income tax purposes. Officers of Parent, Sub and the Company shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, and Hogan & Hartson LLP, counsel to the Company, certificates containing customary representations as described in Section 6.1(d) at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration Statement and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger. Each of Parent, Sub and the Company covenants and agrees to report the Merger for U.S. federal and applicable state income tax purposes in a manner consistent with the characterization of the Merger as a tax-free reorganization under Section 368(a)(1) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Parent and Sub to effect the Merger shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC.

(b) Requisite Merger Approval. The Requisite Merger Approval shall have been obtained.

(c) No Order, Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(d) Tax Opinions. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation (or other legal counsel nationally recognized in matters relating to federal income taxation), and the Company shall have received an opinion of Hogan & Hartson LLP (or other legal counsel nationally recognized in matters relating to federal income taxation), each dated as of the Effective Time and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel, upon which such counsel shall be entitled to rely. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(e) Regulatory Approvals/HSR Act. (i) Any and all waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (ii) to the extent that there are changes in Laws governing antitrust, unfair competition or restraints on trade following the date of this Agreement that require additional clearances, approvals and consents to be obtained in connection with the transactions contemplated by this Agreement, such clearances, approvals and consents shall have been obtained (all of the waiting periods, clearances, approvals and other consents referenced in the preceding clauses (i) and (ii) being collectively referred to herein as the “Antitrust Approvals” and each individually as an “Antitrust Approval”).

6.2 Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Sub:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of the Company set forth in Section 2.1(a) (Organization of the Company), Section 2.4 (Authority and Enforceability), Section 2.21 (Brokers’ and Finders’ Fees; Fairness Opinion) and Section 2.26 (State Anti-Takeover Statutes) (collectively, the “Specified Company Representations”), shall have been true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date).

(ii) The representations and warranties of the Company set forth in Sections 2.2(a) through Section 2.2(c) (Company Capital Structure) (the “Company Capitalization Representations”) shall have been true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date), except where the failure of such representations and warranties to be so true and correct as of the date of this Agreement, as of such particular date or as of the Closing Date would not result in the issuance or payment of an aggregate value of consideration issuable and payable by Parent in the Merger that exceeds 101% of the aggregate value of consideration that otherwise would be issuable and payable by Parent in the Merger in the absence of such breach or inaccuracy.

(iii) The representations and warranties of the Company set forth in this Agreement (other than the Specified Company Representations and the Company Capitalization Representations) shall have been true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been so true and correct only as of such particular date), except, in each case, where the failure of such representations and warranties to be so true and correct as of the date of this Agreement, as of such particular date or as of the Closing Date has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv) The Company shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of the Company to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(b) No Material Adverse Effect. No event, development, change, circumstance or condition shall have occurred or exist that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company that is continuing.

(c) Officer’s Certificate. Parent shall have received a certificate, validly executed for and on behalf of the Company and in its name by the Chief Executive Officer and Chief Financial Officer of the Company, certifying the satisfaction of the conditions set forth in Section 6.2(a) and Section 6.2(b).

(d) No Governmental Litigation. There shall not be pending or overtly threatened any suit, action or proceeding by any Governmental Entity against Parent, Sub, the Company or any of their respective Subsidiaries in connection with the Merger (i) challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit the Merger, (ii) seeking to prohibit or impose any limitations on the ownership or operation by Parent (or any of its Subsidiaries) of all or any material portion of the business, assets (tangible or intangible) or products of the Company and its Subsidiaries, or of all or any portion of the business, assets (tangible or intangible) or products of Parent and its Subsidiaries, or to compel Parent, the Company or any of their respective Subsidiaries to dispose of, license or hold separate all or any material portion of the business, assets (tangible or intangible) or products of the Company and its Subsidiaries or all or any portion of the business, assets (tangible or intangible) or products of Parent and its Subsidiaries, (iii) seeking material damages, or (iv) which, if adversely determined, otherwise would have or would reasonably be expected to have a Parent Material Adverse Effect or Material Adverse Effect on the Company.

(e) Offer Letters. No more than one of the Key Employees shall have taken any action to terminate, revoke, rescind or otherwise repudiate such Key Employee’s Offer Letter.

6.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Parent and Sub set forth in this Agreement shall have been true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been so true and correct only as of such particular date), except, in each case, where the failure of such representations and warranties to be so true and correct as of the date of this Agreement, as of such particular date or as of the Closing Date would not reasonably be expected to materially impede the ability of Parent or Sub to consummate the transactions contemplated by this Agreement.

(ii) Parent and Sub shall have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of Parent and Sub to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(b) Officer’s Certificate. The Company shall have received a certificate, validly executed for and on behalf of Parent and in its name by a duly authorized officer of Parent, certifying the satisfaction of the conditions set forth in Section 6.3(a).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. Notwithstanding the prior receipt of the Requisite Merger Approval, this Agreement may be validly terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time only as follows (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.1 shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company, if the Effective Time has not occurred prior to 11:59 p.m. (California time) on March 31, 2010 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose action or failure to take any action has been the cause of, or resulted in, any of the conditions to the Merger set forth in Article VI having failed to be satisfied on or before the Termination Date, as applicable, or in the Effective Time not occurring prior to the Termination Date, as applicable, in either case and if such action or failure to take action constituted a material breach of this Agreement; or

(c) by either Parent or the Company, if any Governmental Entity (i) shall have enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger any Law or any final, non-appealable Order that is in effect and has the effect of making the consummation of the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or (ii) from which an Antitrust Approval is required has denied such approval and such denial has become final and non-appealable; or

(d) by either Parent or the Company, if the Company shall have failed to obtain the Requisite Merger Approval at the Company Stockholder Meeting (or any postponement or adjournment thereof) at which a vote was taken on the Merger Proposal; or

(e) by the Company, provided that the Company is not then in material breach of any covenant or agreement of the Company set forth in this Agreement, in the event (i) of a breach of any covenant or agreement on the part of Parent or Sub set forth in this Agreement or (ii) that any of the representations and warranties of Parent and Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Parent or Sub or such inaccuracies in the representations and warranties of Parent or Sub are curable, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) until the expiration of the thirty (30) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy by Parent or Sub is cured within such thirty (30) calendar day period); or

(f) by Parent, provided that neither Parent nor Sub is then in material breach of any covenant or agreement of Parent or Sub, as applicable, set forth in this Agreement, in the event (i) of a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (ii) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) until the expiration of the thirty (30) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if such breach or inaccuracy by the Company is cured within such thirty (30) calendar day period); or

(g) by Parent, in the event that:

(i) the Company shall have breached or violated the terms of Section 5.1 (other than an inadvertent breach that does not result in an Acquisition Proposal), Section 5.2 or Section 5.3 in any material respect;

(ii) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change (whether or not in compliance with the terms of this Agreement);

(iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus;

(iv) a tender offer or exchange offer for Company Common Stock is commenced and (A) within the ten (10) Business-Day period specified in Rule 14e-2 promulgated under the Exchange Act, the Company shall have failed to issue a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) reaffirming the Company Board Recommendation and recommending that the Company Stockholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer, or (B) at any time after the foregoing ten (10) Business-Day period, the Company shall issue a press release or file a Schedule 14D-9, in any such case relating to such tender or exchange offer that fails to reaffirm the Company Board Recommendation and recommend that the Company Stockholders reject such tender or exchange offer and not tender any shares of Company Common Stock into such tender or exchange offer; or

(v) following receipt of an Acquisition Proposal from any Person other than Parent or Sub, the Company Board shall fail to reaffirm (publicly, if requested by Parent) its recommendation in favor of the adoption of this Agreement and the approval of the Merger within ten (10) Business Days following Parent’s request in writing that such recommendation be reaffirmed (which request may be made by Parent (x) one time following the Company’s receipt of each such Acquisition Proposal and (y) one time following each material modification to any such Acquisition Proposal).

7.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 7.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 5.5, this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any intentional breach of, or fraud in connection with, this Agreement and the transactions contemplated hereby. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidential Disclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with its respective terms.

7.3 Fees and Expenses.

(a) General. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) The Company shall pay to Parent a fee equal to $2,000,000 (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, and (B) this Agreement is terminated pursuant to Section 7.1(d) and (C) within twelve (12) months following the termination of this Agreement, either (1) any Acquisition Transaction is consummated (whether or not the Acquisition Proposal referenced in the preceding clause (A)) or (2) the Company enters into a letter of intent, memorandum of understanding or other Contract providing for any Acquisition Transaction (whether or not the Acquisition Proposal referenced in the preceding clause (A)), and such Acquisition Transaction is subsequently consummated. The Termination Fee Amount payable pursuant to this Section 7.3(b)(i) shall be paid on the date of, and as a condition to, the consummation of the applicable Acquisition Transaction contemplated by the foregoing clause (C). For purposes of this Section 7.3(b)(i), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 1.6(a), except that all references therein to 15% shall be deemed to be references to 50%.

(ii) The Company shall pay to Parent a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company, and (B) this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(f), and (C) within twelve (12) months following the termination of this Agreement, either (1) any Acquisition Transaction (whether or not the Acquisition Proposal referenced in the preceding clause (A)) is consummated or (2) the Company enters into a letter of intent, memorandum of understanding or other Contract providing for any Acquisition Transaction (whether or not the Acquisition Proposal referenced in the preceding clause (A)), and such Acquisition Transaction is subsequently consummated. The Termination Fee Amount payable pursuant to this Section 7.3(b)(ii) shall be paid on the date of, and as a condition to, the consummation of the applicable Acquisition Transaction contemplated by the foregoing clause (C). For purposes of this Section 7.3(b)(ii), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 1.6(a), except that all references therein to 15% shall be deemed to be references to 50%.

(iii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one Business Day after demand by Parent, in the event that this Agreement is terminated pursuant to Sections 7.1(g)(ii), 7.1(g)(iii), 7.1(g)(iv) or 7.1(g)(v).

(iv) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A) this Agreement is terminated pursuant to Section 7.1(g)(i) and (B) within twelve (12) months following the termination of this Agreement, either (1) any Acquisition Transaction is consummated (whether or not the Acquisition Transaction was publicly announced or publicly known prior to the termination of this Agreement) or (2) the Company enters into a letter of intent, memorandum of understanding or other Contract providing for any Acquisition Transaction (whether or not the Acquisition Transaction was publicly announced or publicly known prior to the termination of this Agreement), and such Acquisition Transaction is subsequently consummated. The Termination Fee Amount payable pursuant to this Section 7.3(b)(iv) shall be paid on the date of, and as a condition to, the consummation of the applicable Acquisition Transaction contemplated by the foregoing clause (B). For purposes of this Section 7.3(b)(iv), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 1.6(a), except that all references therein to 15% shall be deemed to be references to 50%.

(c) Enforcement. Each of Parent and the Company acknowledges and hereby agrees that the provisions of Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner any amounts due and payable pursuant to Section 7.3, and, in order to obtain such payment, Parent shall make a claim against the Company and such claim results in a judgment against the Company, the Company shall pay to Parent an amount in cash equal to Parent’s costs and expenses (including its attorneys fees and expenses) incurred in connection with such claim, together with interest at the prime rate of JPMorgan Chase & Co. in effect on the date such payment was required to be made. In the event Parent shall receive the Termination Fee Amount, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby (provided that nothing herein shall release any party from liability for intentional breach or fraud). The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee Amount on more than one occasion.

7.4 Amendment. Subject to applicable Laws and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with the DGCL, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders without such approval.

7.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement such as Section 4.2, by email); provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Parent or Sub, to:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Attention: General Counsel, Don Harrison and Jennifer L. Kercher

Facsimile: (650) 887-1790

with copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: David J. Segre and Jon C. Avina

Facsimile No.: (650) 493-6811

and

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Robert T. Ishii

Facsimile No.: (415) 947-2099

(b)	if to the Company, to:

On2 Technologies, Inc.

3 Corporate Drive, Suite 100

Clifton Park, NY 12065

Attention: Timothy Reusing, General Counsel and

                 EVP, Corporate & Business Development

Facsimile No.: (603) 805-4669

with copy to (which shall not constitute notice):

Hogan & Hartson LLP

875 Third Avenue

New York, NY 10022

Attention: Alexander B. Johnson

Facsimile No.: (212) 918-3100

and

Hogan & Hartson LLP

555 Thirteenth Street, NW

Washington, D. C. 20004

Attention: Joseph G. Connolly, Jr.

Facsimile No.: (202) 637-5910

8.2 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

8.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

8.4 Entire Agreement; Assignment. This Agreement, the exhibits hereto, the Disclosure Schedule, the Confidential Disclosure Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidential Disclosure Agreement shall survive the execution and delivery of this Agreement. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment not permitted under this Section 8.4 shall be null and void.

8.5 Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 5.15, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

8.6 No Survival of Representations and Warranties. The representations and warranties of the Company, Parent, Sub and their respective Subsidiaries contained in this Agreement shall terminate at the Effective Time.

8.7 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction or other Governmental Entity to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8 Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.9 Governing Law; Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

8.10 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which they are entitled at Law or in equity, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

8.12 Waiver of Jury Trial. EACH OF PARENT, COMPANY AND SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Sub, and the Company have caused this Agreement to be signed, all as of the date first written above.

GOOGLE INC.

By:	/s/ David Lawee
Name:	David Lawee
Title:	Vice President, Corporate Development

OXIDE INC.

By:	/s/ Donald Harrison
Name:	Donald Harrison
Title:	Assistant Secretary

ON2 TECHNOLOGIES, INC.

By:	/s/ Matthew Frost
Name:	Matthew Frost
Title:	Interim Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Appendix B

Report of Covington Associates, LLC

August 4, 2009

Board of Directors

On2 Technologies, Inc.

3 Corporate Drive

Suite 100

Clifton Park, NY 12065

Members of the Board:

We have acted as financial advisor to On2 Technologies, Inc. (the “Company”) in connection with the Transaction (as defined below) pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into among the Company, Google Inc. (“Parent”) and Oxide Inc., a wholly owned subsidiary of Parent (“Merger Sub”). The Agreement will provide, among other things, that Merger Sub will be merged with and into the Company (the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Agreement, as a result of the Transaction, each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the number of shares of the Class A common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) equal to an exchange ratio (the “Exchange Ratio”) of $0.60 divided by the volume weighted average trading price of a share of Parent Common Stock on the Nasdaq Global Select Market based on the sales price of every share of Parent Common Stock traded during the twenty trading days immediately up to and including the second trading day prior to the date of the Company Stockholder Meeting (as defined in the Agreement), rounded to the nearest fourth decimal point. The terms and conditions of the Transaction are set out more fully in the Agreement.

You have requested our opinion as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Common Stock.

In connection with rendering this opinion we have, among other things:

(i)	reviewed certain publicly available financial statements and other business and financial information concerning the Company;

(ii)	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business and approved for our use by the Company;

(iii)	held discussions with the management of the Company concerning the business and prospects of the Company, as well as the financial terms of the Transaction;

(iv)	visited certain facilities and business offices of the Company;

(v)	reviewed the financial terms and conditions set forth in the draft dated August 3, 2009 of the Agreement;

(vi)	reviewed the reported price and trading activity for Company Common Stock;

Board of Directors

On2 Technologies

August 4, 2009

(vii)	compared certain financial and stock market information for the Company with publicly available information concerning certain other publicly traded companies we deemed relevant;

(viii)	compared the proposed financial terms of the Transaction with publicly available financial terms of certain transactions involving companies we deemed relevant;

(ix)	participated in discussions and negotiations among representatives of the Company and Parent; and

(x)	performed such other studies and analyses, and considered such other factors, as we deemed appropriate, including our assessment of the Parent’s business, future business prospects and current valuation.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of this opinion. Accordingly, for purposes of our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections (and the assumptions and bases therefor) of the Company made available to us and used in our analyses, we have assumed with your permission that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared in accordance with United States generally accepted accounting principles consistently applied and that they fairly present the financial position of the Company as of the date thereof. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections (and the assumptions and bases therefor).

For purposes of rendering this opinion, we have assumed with your permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with its terms, without any waiver, delay, modification or amendment of any term, condition or agreement. We have also assumed that all governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied upon, without independent verification, the assessments made by the Company and its advisors with respect to such issues. Our opinion does not address any legal, regulatory, tax or accounting matters. Representatives of the Company have informed us, and we have further assumed, that the final terms of the Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation as to how any stockholder of the Company should vote with respect to the Transaction or any other matter. This opinion may not be used for any other purpose without our prior written consent (which shall not be unreasonably withheld or delayed), except that (i) a copy of this opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company or any other filing the Company is required to make with the United States Securities and Exchange Commission, in each case in connection with the

Board of Directors

On2 Technologies

August 4, 2009

Transaction if such inclusion is required by law and (ii) this opinion may be summarized or otherwise referenced in any such proxy statement or other filing, provided that such summary or reference language shall also be subject to our prior written consent (which shall not be unreasonably withheld or delayed). This opinion is limited to the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio to the holders of Company Common Stock, and is subject to the assumptions, limitations, qualifications and other conditions contained herein. Our opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or how any holder of shares of Company Common Stock should vote, or take any action, with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise.

Our opinion does not address the relative merits of the Transaction and the other business strategies that the Company’s Board of Directors has considered or may be considering, nor does it address the decision of the Company’s Board of Directors to proceed with the Transaction.

We expect to receive fees for our services as financial advisor to the Company in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse our expenses and indemnify us against certain liabilities that may arise out of our engagement. In addition, we have, from time to time, provided certain investment banking and other financial services to the Company or its affiliates for which we have received compensation. We may also provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future, for which we would expect to receive compensation. In the ordinary course of business, we may trade in the securities and other instruments and obligations of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

COVINGTON ASSOCIATES, LLC

/s/ COVINGTON ASSOCIATES, LLC

Appendix C

Report of Duff & Phelps, LLC

August 4, 2009

CONFIDENTIAL

Board of Directors

On2 Technologies, Inc.

3 Corporate Drive

Suite 100

Clifton Park, NY 12065

Dear Directors:

On2 Technologies, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the board of directors of the Company (the “Board of Directors”) and provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the public stockholders of the Company of the Exchange Ratio, as herein defined, in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

The Proposed Transaction is a merger pursuant to an Agreement and Plan of Merger (the “Agreement”) by and among Google Inc., a Delaware corporation (“Parent”), Oxide Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and the Company, a Delaware corporation. The Agreement provides, among other things, for the merger of Sub with and into the Company. As a result of the Proposed Transaction, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. As more fully set forth in the Agreement and subject to certain adjustments, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) that is outstanding at the effective time of the Proposed Transaction shall be canceled and extinguished and automatically converted into the number of shares of Class A common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to an exchange ratio the (“Exchange Ratio”) of $0.60 divided by the volume weighted average trading price of a share of Parent Common Stock based on the sales price of every share of Parent Common Stock traded on the Nasdaq Global Select Market during the twenty (20) trading days immediately up to and including the second trading day prior to the date of the meeting of Company stockholders held to vote on the adoption of the Agreement, rounded to the nearest fourth decimal point. The terms and conditions of the Proposed Transaction are fully set forth in the Agreement.

Scope of Analysis

In connection with rendering this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Discussed the operations, financial condition, future prospects and projected operations and performance of the Company, as well as the financial terms of the Proposed Transaction, with the management of the Company;

Board of Directors

On2 Technologies, Inc.

August 4, 2009

2.	Reviewed certain publicly available financial statements and other business and financial information of the Company;

3.	Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has identified as being the most current financial statements available;

4.	Reviewed certain financial forecasts relating to the Company prepared by the management of the Company;

5.	Reviewed the Agreement dated August 4, 2009;

6.	Reviewed the historical trading price and trading volume of the Company Common Stock, the Parent Common Stock, and the publicly traded securities of certain other publicly traded companies that we deemed relevant;

7.	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with those of certain other publicly traded companies that we deemed relevant;

8.	Held discussions with senior management of, and outside advisors to, the Company regarding the process leading to the Proposed Transaction;

9.	Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

10.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

2.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the management of the Company;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

4.	Assumed that information supplied to Duff & Phelps and representations and warranties made in the Agreement (as qualified in the Agreement) are substantially accurate;

5.	Assumed, based on information provided by the management of the Company, that the net operating loss (“NOL”) of the Company is available, subject to Internal Revenue Code Section 382 limitations, to provide future tax benefits to the Company by offsetting taxable income through carryforwards of the NOL;

6.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

Board of Directors

On2 Technologies, Inc.

August 4, 2009

7.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

8.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Proposed Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Parent Common Stock after announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Exchange Ratio in the Proposed Transaction, or with respect to the fairness of any such compensation.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes. This Opinion (a) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (b) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (c) does not indicate that the consideration received is the best possibly attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Board of Directors

On2 Technologies, Inc.

August 4, 2009

Subject to the prior written approval (not to be unreasonably delayed or withheld) of Duff & Phelps, this Opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval (not to be unreasonably delayed or withheld) of Duff & Phelps. Except as described above, without our prior consent (not to be unreasonably delayed or withheld), this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as financial advisor to the Board of Directors, and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivering its Opinion to the Board of Directors. Other than this engagement, and a valuation of the intangible assets of Hantro Products Oy in connection with its acquisition by the Company1, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Respectfully submitted,

/s/ DUFF & PHELPS, LLC

DUFF & PHELPS, LLC

[1]	Subsequent to the issuance of this opinion, dated August 4, 2009, Duff & Phelps informed the Board of Directors that it did not provide valuation services to the Company in connection with its acquisition of Hantro Products Oy and that reference to such valuation services in the opinion was made in error.

October 22, 2009

Board of Directors

On2 Technologies, Inc.

3 Corporate Drive

Suite 100

Clifton Park, NY 12065

Dear Directors:

On August 4, 2009, Duff & Phelps, LLC (“Duff & Phelps”) rendered an opinion (the “Opinion”) to the board of directors of On2 Technologies, Inc. (the “Company”) as to the fairness, from a financial point of view, to the public stockholders of the Company of the Exchange Ratio, as defined in the Opinion, in the Proposed Transaction, as defined in the Opinion, (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

In the Opinion, Duff & Phelps stated that it had previously provided a valuation of the intangible assets of Hantro Products Oy in connection with its acquisition by the Company. Upon further investigation, Duff & Phelps has learned that it was never engaged by the Company to, and did not perform any services in connection with the acquisition of Hantro Products Oy. As a result, we believe that the reference to such services as disclosed in the registration statement on Form S-4 as filed with the Securities and Exchange Commission on September 11, 2009 by Google Inc. in connection with the Proposed Transaction should be removed.

Respectfully submitted,

/s/ DUFF & PHELPS, LLC

DUFF & PHELPS, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law” or the “DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Google’s certificate of incorporation, as amended, provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of Google shall not be personally liable to Google or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Google shall be eliminated to the fullest extent permitted by the DGCL, as so amended.

Google’s certificate of incorporation, as amended, also provides that Google may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent at the request of Google or any predecessor to Google or serves or served at any other enterprise as a director, officer, employee or agent at the request of Google or any predecessor to Google.

In addition, as permitted by Section 145 of the DGCL, Google’s bylaws, as amended, provide that:

•

Google shall indemnify its directors and officers for serving Google in those capacities or for serving other business enterprises at Google’s request, to the fullest extent permitted by Delaware law, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Google, and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	Google may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•

Google is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

Google will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by Google’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and Google is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	Google may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The foregoing is only a general summary of certain aspects of Delaware law and Google’s certificate of incorporation, as amended, and bylaws, as amended, dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the General DGCL, Article VII of Google’s certificate of incorporation, as amended, and Article IX of Google’s bylaws, as amended.

Google’s policy is to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and which allow for certain additional procedural protections. Google also maintains directors and officers insurance to insure such persons against certain liabilities.

The Third Amended and Restated Investor Rights Agreement between Google and certain investors provides for cross-indemnification in connection with registration of Google’s common stock on behalf of such investors.

These indemnification provisions and the indemnification agreements entered into between Google and its officers and directors may be sufficiently broad to permit indemnification of Google’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately following the signature page of this registration statement.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended

(and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, State of California, on October 26, 2009.

GOOGLE INC.

By:	/s/ Eric E. Schmidt
	Name:	Eric E. Schmidt
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eric E. Schmidt Eric E. Schmidt	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	October 26, 2009

* Patrick Pichette	Chief Financial Officer (Principal Financial and Accounting Officer)	October 26, 2009

* Sergey Brin	President, Technology and Director	October 26, 2009

* Larry Page	President, Products and Director	October 26, 2009

* L. John Doerr	Director	October 26, 2009

* K. Ram Shriram	Director	October 26, 2009

Signature	Title	Date

* John L. Hennessy	Director	October 26, 2009

* Paul S. Otellini	Director	October 26, 2009

* Shirley M. Tilghman	Director	October 26, 2009

* Ann Mather	Director	October 26, 2009

*By:	/s/ Eric E. Schmidt
Eric E. Schmidt Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, by and among Google Inc., Oxide Inc. and On2 Technologies, Inc. dated as of August 4, 2009 (incorporated by reference to Appendix A to this proxy statement/prospectus forming part of this Registration Statement on Form S-4). The schedules and other attachments to this exhibit were omitted. Google agrees to furnish a copy of any omitted schedules or attachments to the SEC upon request.

3.1	Third Amended and Restated Certificate of Incorporation of Google as filed August 24, 2004 (incorporated by reference to Google’s Registration Statement on Form S-l, as amended (File No. 333-114984), as filed with the SEC on August 9, 2004).

3.2	Amended and Restated Bylaws of Google, effective as of August 24, 2004 (incorporated by reference to Google’s Registration Statement on Form S-l, as amended (File No. 333-114984), as filed with the SEC on August 9, 2004).

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Google Specimen Class A Common Stock certificate (incorporated by reference to Google’s Registration Statement on Form S-l, as amended (File No. 333-114984), as filed with the SEC on August 18, 2004).

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to the validity of the shares of Google Class A Common Stock.

8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to tax matters.

8.2*	Opinion of Hogan & Hartson LLP, as to tax matters.

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 5.1 of this Registration Statement on Form S-4).

23.2*	Consent of Marcum LLP, Independent Registered Public Accounting Firm.

23.3*	Consent of Eisner LLP, Independent Registered Public Accounting Firm.

23.4*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 8.1 to this Registration Statement on Form S-4).

23.6	Consent of Hogan & Hartson LLP (incorporated by reference to Exhibit 8.2 to this Registration Statement on Form S-4).

23.7*	Consent of Covington Associates, LLC.

23.8*	Consent of Duff & Phelps, LLC.

24.1**	Power of Attorney (incorporated by reference to Part II of this Registration Statement on Form S-4).

*	Filed herewith.
**	Previously filed.